Form 10-K, Exhibit 13
period 1996-12-31
CAMDEN PROPERTY TRUST
filed 1997-03-28
CIK 906345

EXHIBIT 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF
OPERATIONS

     The following discussion should be read in conjunction with the "Comparative Summary of Selected Financial and Property Data" and the consolidated financial statements and notes thereto appearing elsewhere in this annual report. Historical results and trends which might appear should not be taken as indicative of future operations. The statements contained in this report that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from those included in the forward-looking statements. These forward-looking statements involve risks and uncertainties including, but not limited to, the following: the proposed merger with Paragon Group, Inc., changes in general economic conditions in the markets that could impact demand for the Company's product, and changes in financial markets and interest rates impacting the Company's ability to meet its financing needs and obligations.

BUSINESS
     Camden Property Trust and its subsidiaries ("Camden" or the "Company") are engaged in the ownership, development, acquisition, management, marketing and disposition of multifamily apartment communities in the Southwest region of the United States. As of December 31, 1996, the Company owned and operated 48 multifamily properties containing 17,611 units located in Houston, Dallas/Fort Worth, Austin, Corpus Christi, El Paso, Phoenix and Tucson. These properties had a weighted average occupancy rate of 94.0% for the year ended December 31, 1996. The Company is developing five multifamily properties in Houston, Dallas and Phoenix which will, when completed, add 1,778 units to its portfolio, and has one site in Denver which it intends to develop.
     On December 16, 1996, the Company announced the execution of a definitive merger agreement pursuant to which Paragon Group, Inc. would be merged with and into a wholly-owned subsidiary of Camden. The merger will create the fourth largest multifamily real estate investment trust ("REIT") with 35,364 units and approximately $1.25 billion in total assets. Each share of Paragon will be exchanged for 0.64 shares of Camden. The exchange ratio is based on Camden's closing price on December 4, 1996 of $27.75 per share and $17.75 per share for Paragon. If Camden's share price falls below $25.67 per share during a specified time frame as set forth in the merger agreement, Paragon has the right to terminate the agreement, subject to Camden's right to negate such termination right by increasing the exchange ratio so that Paragon's shareholders receive the same aggregate dollar value of Camden shares had Camden's share price remained at the $25.67 per share threshold.
     Paragon is a fully integrated REIT headquartered in Dallas, Texas whose business is the operation, development and acquisition of multifamily apartment communities in the Southwest, Midwest, North Carolina and Florida. Paragon is a self-administered and self-managed REIT that, as of December 31, 1996, owned interests in 57 completed multifamily properties located in six states, with three additional multifamily properties under construction. Subsequent to December 31, 1996, three of Paragon's properties were sold and one of Paragon's construction properties was completed.
     The merger with Paragon has been structured as a tax-free transaction and will be treated as a purchase for accounting purposes. The merger is subject to the approval of both companies' shareholders. The meetings to consider the transaction have been scheduled for April 15, 1997. It is anticipated that the merger will be completed by the end of April 1997. PAGE

     Camden's real estate portfolio at December 31, 1996, 1995 and 1994 is summarized as follows:
<CAPTIONS>

                                     1996                     1995                  1994
                            ----------------------   ----------------------  ----------------------
                            Units  Projects  %<F1>   Units  Projects  %<F1>  Units  Projects  %<F1>
                            -----  --------  -----   -----  --------  -----  -----  --------  -----
OPERATING PROPERTIES
Texas
  Houston                    6,987    18       36%    6,598     20      33%  6,310    19       34%
  Dallas                     6,045    16       31     6,065     17      30   6,065    17       33
  Austin                     1,745     6        9     1,745      6       9   1,063     4        6
  Other                      1,585     5        8     1,513      5       8   1,524     6        8
                            ------    --      ---    ------     --     ---  ------    --      ---
     Total Texas Operating
        Properties          16,362    45       84    15,921     48      80  14,962    46       81
Arizona                      1,249     3        7       821      2       4     821     2        5
                            ------    --      ---    ------     --     ---  ------    --      ---
  Total Operating
     Properties             17,611    48       91    16,742     50      84  15,783    48       86
                            ------    --      ---    ------     --     ---  ------    --      ---

PROJECTS UNDER DEVELOPMENT<F2>
Texas
  Houston                      758     2        4     1,226      3       6     804     2        4
  Dallas                       732     2        4       920      2       5     456     1        2
  Austin                                                                       682     2        4
  Other                                                 288      1       1     288     1        2
                            ------    --      ---    ------     --     ---  ------    --      ---
     Total Texas Development
        Projects             1,490     4        8     2,434      6      12   2,230     6       12
Arizona                        288     1        1       716      2       4     428     1        2
                            ------    --      ---    ------     --     ---  ------    --      ---
  Total Projects Under
     Development             1,778     5        9     3,150      8      16   2,658     7       14
                            ------    --      ---    ------     --     ---  ------    --      ---
     Total Properties       19,389    53      100%   19,892     58     100% 18,441    55      100%
                            ======    ==      ===    ======     ==     ===  ======    ==      ===

<F1>  Based on units.
<F2>  Excludes one project in Denver on which construction had not commenced.

     At December 31, 1996, the Company had five development properties in various stages of construction as follows:
<CAPTIONS>

                                          Estimated
                                Number  Total Project  Estimated     Estimated        Estimated
                                  of       Cost<F1>     Percent      Completion     Stabilization
Property and Location           Units   ($ millions)   Complete<F1>     Date             Date
-----------------------------   ------  -------------  ---------   --------------   --------------
The Park at Arrowhead Springs
    Phoenix, AZ                  288        $16.0         76%      1st Qtr., 1997   4th Qtr., 1997

The Park at Sugar Grove
    Houston, TX                  380         19.3         88       1st Qtr., 1997   3rd Qtr., 1997

The Park at Centreport
    Dallas, TX                   268         14.0         15       1st Qtr., 1998   3rd Qtr., 1998

The Park at Buckingham
    Dallas, TX                   464         25.5         22       1st Qtr., 1998   3rd Qtr., 1998

Vanderbilt Square II
    Houston, TX                  378         24.6         40       1st Qtr., 1998   3rd Qtr., 1998
                               -----        -----
Total                          1,778        $99.4
                               =====        =====

<F1> Includes land and preconstruction costs.

PAGE

     In 1993, at the time of the initial public offering, 77% of Camden's properties (based on the number of units) were located in Houston. At December 31, 1996, after giving effect to the anticipated completion of the projects under development, 40% of the Company's properties (based on the number of units) were located in Houston.
     At December 31, 1996 and 1995, the Company's investment in the various geographic areas was as follows:

(Dollars in thousands)
                                            1996                 1995
                                      ---------------      ---------------
Texas
  Houston                             $243,575    38%      $230,664    38%
  Dallas                               207,628    32        201,578    33
  Austin                                65,677    10         64,559    11
  Other                                 52,578     8         57,101     9
                                      --------   ---       --------   ---
    Total Texas Properties             569,458    88        553,902    91
                                      --------   ---       --------   ---
Arizona                                 74,355    12         51,207     9
Other                                    2,732                2,489
                                      --------   ---       --------   ---
  Total Properties                    $646,545   100%      $607,598   100%
                                      ========   ===       ========   ===

The Company intends to further diversify geographically into the Midwest, North Carolina and Florida through its planned merger with Paragon.

LIQUIDITY AND CAPITAL RESOURCES
     FINANCIAL STRUCTURE. The Company intends to continue maintaining what management believes to be a conservative capital structure by: (i) targeting a ratio of total debt to total market capitalization of less than 50%; (ii) extending and sequencing the maturity dates of its debt where possible; (iii) borrowing at fixed rates; (iv) borrowing on an unsecured basis; (v) maintaining a substantial number of unencumbered assets; and
(vi) maintaining a conservative debt service coverage ratio.
     Camden has maintained on a quarterly basis a financial structure with no more than 40% total debt to total market capitalization since its initial public offering in July 1993. At December 31, 1996, the Company's ratio of total debt to total market capitalization was approximately 32.6% (based on the closing price of $28.63 per common share of the Company on the New York Stock Exchange composite tape on December 31, 1996). This ratio represents total consolidated debt of the Company (excluding the Company's 7.33% Convertible Debentures due 2001 ["Convertible Debentures"]) as a percentage of the market value of the Company's common shares (including common shares issuable upon conversion of the Convertible Debentures, but excluding common shares issuable upon exercise of outstanding options) plus total consolidated debt (excluding the Convertible Debentures). The interest coverage ratio was 3.2 times and 3.4 times for 1996 and 1995, respectively. At December 31, 1996 and 1995, 84.3% and 68.6%, respectively, of the Company's properties (based on invested capital) were unencumbered. After adjusting for the early 1997 retirement of two conventional mortgage loans, this unencumbered property percentage increased to 90.1%.

     LIQUIDITY. The Company intends to meet its short-term liquidity requirements through cash flows provided by operations, the $150 million unsecured credit facility (the "Unsecured Credit Facility" or "facility"), construction loans, and other short-term borrowing arrangements. The Company intends to use equity capital or senior unsecured debt to refinance maturing secured debt, borrowings under its facility and other short-term borrowing arrangements. The Company is establishing a medium-term note program to be used to provide intermediate or long-term, unsecured publicly-traded debt. The Company considers its ability to generate cash to be sufficient, and expects to be able to meet future operating requirements and shareholder distributions.
     On December 13, 1996, the Company declared its fourth quarter dividend in the amount of $0.475 per common share, bringing the total dividends for the year to $1.90 per common share. The fourth quarter distributions were paid on January 17, 1997 to shareholders of record as of December 30, 1996. During the first quarter of 1997, the Company announced an increase in the quarterly dividend rate to $0.49 per common share effective for 1997. The Company intends to continue shareholder distributions in accordance with REIT qualification requirements under the federal tax code while maintaining what management believes to be a conservative payout ratio, and expects to continue reducing the payout ratio by raising the dividends at a rate which is less than the funds from operations growth rate.

     FINANCIAL FLEXIBILITY. The Company concentrates its growth efforts toward selective development and acquisition opportunities in its core markets. During the year ended December 31, 1996, the Company incurred $56.1 million in development costs and $6.3 million in acquisition costs for new properties. The Company also seeks to selectively dispose of assets that are either not in core markets, have a lower projected net operating income growth rate than the overall portfolio, or no longer conform to the Company's operating and investment strategies. The $29.8 million in net proceeds received from these asset disposals during 1996 were either reinvested in acquisitions or developments or were used to retire debt.
     The Company funds its developments and acquisitions through a combination of equity capital, debt securities, conventional mortgage loans, the Unsecured Credit Facility and other short-term borrowing arrangements. In the past, the Company had also utilized construction loans to fund its developments. The Unsecured Credit Facility is subject to certain restrictions and financial covenants. The facility may be used for acquisitions, developments and working capital purposes. During 1996, the Company utilized the facility to retire three secured construction loans aggregating $26.1 million and later refinanced that amount with ten-year unsecured notes described below. The facility is currently structured as a revolving facility until July 1997. The interest rate on the facility, which is subject to changes in the Company's credit ratings, was reduced to LIBOR plus 150 basis points or Prime during 1996.
Management is currently negotiating the terms of the facility with its bank group and expects to be able to extend the maturity date and lower the interest rate on this facility. Furthermore, management believes it will continue to be able to extend the maturity date of this facility as needed in the future. The facility is subject to certain restrictive covenants including, among others, liquidity, net worth, leverage, capitalization and cash flow ratios and limitations on capital investments. Such restrictions also include a limitation on distributions to common shareholders that are not to exceed 95% of funds from operations except as required to maintain REIT status. As of December 31, 1996, the Company had $138.0 million available under its facility.
     Subsequent to December 31, 1996, the Company began utilizing competitively bid short-term borrowings as an alternative to borrowing under its Unsecured Credit Facility. Such borrowings vary in term and pricing but have the same covenants as the facility and may be funded through lenders outside of the facility bank group at rates substantially below those of the facility. Since there are no commitments in place for such arrangements, these borrowings cannot exceed the unused portion of the facility.
     On October 16, 1996, the Company completed a common share offering from its previously filed shelf registration statement selling 1,090,000 shares at a gross price of $25.875 per share. The net proceeds of $27.6 million were used primarily to retire a $25.1 million secured construction loan.
     During 1996, the Company issued from its previously filed shelf registration statement two issues of senior unsecured notes. The first issue for an aggregate principal amount of $100 million accrues interest at a rate of 6.6% per annum, has an average effective annual rate of 6.7%, and matures within five years. The second issue for an aggregate principal amount of $75 million accrues interest at a rate of 7.0% per annum, has an average effective annual rate of 7.2%, and matures within ten years. These two issues of senior unsecured notes received investment-grade ratings from Moody's Investors Service, Standard & Poor's, and Duff & Phelps. Both issues pay interest semi-annually and are direct, senior unsecured obligations of the Company ranking equally with all other unsecured and unsubordinated indebtedness of the Company. Both issues may be redeemed at any time at the option of the Company subject to make-whole provisions.
The net proceeds from the first issue of $98.4 million were used to reduce $93.4 million of indebtedness under the Unsecured Credit Facility, to pay $4.9 million arising from the early settlement of hedging agreements related to the indebtedness repaid and to pay $500,000 to extinguish a bank's option related to a settled hedging agreement. The net proceeds from the second issue of $73.6 million were used to reduce $64.0 million of indebtedness under the facility and to repay the Company's only remaining secured construction loan of $9.4 million.
     Subsequent to December 31, 1996, the Company prepaid two of its 8.8% conventional mortgage loans with outstanding balances at December 31, 1996 of $20.3 million and prepayment penalties of $203,000. The loans were prepaid by utilizing funds from the Unsecured Credit Facility.
     At December 31, 1996, a $25 million interest rate hedging agreement remained in effect and is scheduled to mature in July 2000 with a bank's option to extend to July 2002. The LIBOR rate on this $25 million hedging agreement is fixed at 6.1%. The resulting fixed rate is equal to the 6.1% plus the actual LIBOR spread on the related indebtedness. This swap continues to be used as a hedge to manage the risk of interest rate fluctuations. The differential to be paid or received on the interest rate hedging agreement is accrued as interest rates change and is recognized over the life of the agreement as an increase or decrease in interest expense.

FUNDS FROM OPERATIONS
     Funds from operations ("FFO") for the year ended December 31, 1996 increased $4.7 million over 1995, primarily due to properties added to the portfolio and rental growth in the Company's Dallas and Houston markets. Management considers FFO to be an appropriate measure of performance of an equity REIT. The National Association of Real Estate Investment Trusts ("NAREIT") currently defines FFO as net income (computed in accordance with generally accepted accounting principals), excluding gains (or losses) from debt restructuring and sales of property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. The Company believes that in order to facilitate a clear understanding of the consolidated historical operating results of the Company, FFO should be examined in conjunction with net income as presented in the consolidated financial statements and data included elsewhere in this annual report. FFO should not be considered as an alternative to net income as an indication of the Company's operating performance or to net cash provided by operating activities as a measure of the Company's liquidity. A calculation of FFO for the two years ended December 31, 1996 and 1995 follows:

(In thousands)
                                                         1996        1995
                                                       -------     -------
Net income to common shareholders                      $ 8,709     $12,291
Real estate asset depreciation                          22,946      19,299
Gain on sales of properties                               (115)
Extinguishment of hedges upon debt refinancing           5,351
                                                       -------     -------
   Funds from operations available to common
     shareholders                                       36,891      31,590
Preferred share dividends                                    4          39
                                                       -------     -------
   Total funds from operations                          36,895      31,629
Interest on convertible subordinated debentures          2,809       3,297
Amortization of deferred costs on convertible
  debentures                                               295         334
                                                       -------     -------
   Funds from operations - fully diluted*              $39,999     $35,260
                                                       =======     =======

* Prior to March 1995, the NAREIT definition of FFO required the add-back of non-real estate depreciation and amortization, such as loan cost amortization. The amount for fully diluted funds from operations for 1994 under the pre-March 1995 definition was $28,604.

RESULTS OF OPERATIONS
     Changes in revenues and expenses related to the operating properties from period to period are the result of property acquisitions, developments, dispositions and improvements in the performance of core properties in the portfolio. Where appropriate, comparisons are made on a dollars-per-weighted-average-units basis in order to adjust for such changes in the number of units owned during each period. Selected weighted average revenues and expenses per operating unit for the three years ended December 31, 1996 are as follows:

                                                1996      1995      1994
                                               ------    ------    ------
Rental income per unit per month               $  508    $  469    $  435
Property operating and maintenance
   per unit per year                           $2,339    $2,260    $2,143
Real estate taxes per unit per year            $  760    $  700    $  654
Weighted average number of operating units     17,362    16,412    13,694

1996 COMPARED TO 1995
     The changes in operating results from 1995 to 1996 are due to completion of the development of four properties aggregating 1,688 units, the acquisition of an adjoining property containing 400 units, the disposition of five properties containing 1,219 units and an increase in revenues generated by the stabilized portfolio. The weighted average number of units increased by 950 units, or 5.8%, from 16,412 to 17,362 for the years ended December 31, 1995 and 1996, respectively. Total units owned and operating were 16,742 and 17,611 at December 31, 1995 and 1996, respectively.
     The average rental income increased $39 per unit per month, or 8.3%, from $469 to $508 for the years ended December 31, 1995 and 1996, respectively. The increase was primarily due to a 4.7% increase in revenue growth from the stabilized real estate portfolio that existed throughout both periods, higher than average rental rates achieved on properties added to the portfolio, and overall increases in average occupancy from 93.3% in 1995 to 94.0% in 1996.
     Other income, which consisted of miscellaneous income earned from the properties, third-party construction and management fees, and interest income, increased $822,000 from 1995 to 1996. This 16.4% increase was due to a larger number of units owned and in operation. Third-party construction and management fee income totaled $1.0 million and $949,000 for the years ended December 31, 1995, and 1996, respectively.
     Property operating and maintenance expenses and real estate taxes increased $5.2 million, from $48.6 million to $53.8 million for the years ended December 31, 1995 and 1996, respectively, which represented an annual increase of $139 per unit. The Company's operating expense ratios decreased from the prior year primarily as a result of the change in the property mix due to development and property dispositions. Real estate taxes increased as a result of increases in valuations of renovated and developed properties and increases in property tax rates. Operating expenses from the stabilized real estate portfolio in operation throughout both periods increased 2.3% which, combined with the revenue increase, resulted in a 6.8% increase in net operating income from these properties.
     General and administrative expenses increased from $2.3 million in 1995 to $2.6 million in 1996, a rate consistent with the overall increase in revenues.
     Interest expense increased 25.4%, from $13.8 million in 1995 to $17.3 million in 1996, due to increased indebtedness related to the property acquisition, completed developments and renovations, partially offset by reductions in interest rates, reductions in debt as a result of the equity offering in October 1996, the conversion of Convertible Debentures and proceeds from dispositions. Interest capitalized was $5.3 million and $4.1 million for the years ended December 31, 1995 and 1996, respectively.
     Depreciation and amortization increased 17.7% from $20.3 million in 1995 to $23.9 million in 1996 primarily due to developments and renovations partially offset by property dispositions.

1995 COMPARED TO 1994
     The weighted average number of units increased by 2,718 units, or 19.8%, from 13,694 units in 1994 to 16,412 units in 1995 as a result of development. The completion of Woodland Park in the first quarter, The Huntingdon in the second quarter, and Ridgecrest and the additional phase of Miramar in the third quarter of 1995 added 1,070 units to the portfolio. Total units owned and operating were 15,783 and 16,742 at December 31, 1994 and 1995, respectively.
     Average rental income increased $34 per unit per month, or 7.8%, from $435 to $469 from 1994 to 1995. The increase was primarily due to 4.6% higher average rental rates from the stabilized real estate portfolio that existed throughout both periods and higher than average rental rates achieved on properties added to the portfolio.
     Other income increased by $1.0 million, from $4.0 million in 1994 to $5.0 million in 1995. The increase was due to a larger number of units owned and in operation combined with an increase in third-party construction and management fee income of $308,000 and related party interest of $120,000. This increase was offset by $240,000 in interest income earned from invested excess funds available after the offerings in April 1994. Third-party construction and property management fee income totaled $722,000 and $1.0 million for 1994 and 1995, respectively.
     Property operating and maintenance expenses and real estate taxes increased by $10.3 million, from $38.3 million in 1994 to $48.6 million in 1995, representing a $163 per unit annual increase of 5.8%. The Company's operating expense ratios improved slightly over the prior year primarily as a result of the Company's increased average rental rates, the installation of water-saving devices in the Company's Texas properties, energy-efficient lighting throughout properties in the portfolio and the addition of higher-margin new properties to the portfolio. Such savings were partially offset by increases in real estate taxes resulting from increases in valuations of renovated properties, increases in property tax rates and the change in the property mix through acquisitions and development. Operating expenses from the stabilized real estate portfolio in operation throughout both periods remained fairly level, which together with higher revenues, resulted in a 7.1% increase in net operating income from these properties.
     General and administrative expenses decreased by $311,000, from $2.6 million in 1994 to $2.3 million in 1995. On a per unit basis, the Company experienced a decrease over the prior year due to the efficiencies of operating a larger portfolio.
     Interest expense increased by $5.0 million, from $8.8 million in 1994 to $13.8 million in 1995, due to increased indebtedness related to properties acquired in 1994 and completed developments and renovations, partially offset by reductions in debt as a result of the equity offering in April 1994 and the conversion of Convertible Debentures. Interest capitalized was $2.2 million and $5.3 million for the years ended December 31, 1994 and 1995, respectively.
     Depreciation and amortization in 1995 increased to $20.3 million from $16.2 million in 1994 due to acquisitions, completed developments and renovations.

INFLATION
     The Company leases apartments under lease terms generally ranging from six to thirteen months. Management believes that such short-term lease contracts lessen the impact of inflation due to the ability to adjust rental rates to market levels as leases expire.
PAGE

                         INDEPENDENT AUDITORS' REPORT


To The Shareholders of Camden Property Trust

We have audited the accompanying consolidated balance sheets of Camden Property Trust as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the management of Camden Property Trust. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Camden Property Trust at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



       /S/
---------------------
DELOITTE & TOUCHE LLP


Houston, Texas
February 21, 1997
PAGE

                           CAMDEN PROPERTY TRUST
                         CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

                                                           December 31,
                                                      --------------------
                                                        1996         1995
                                                      --------    --------
                                  ASSETS
Real estate assets, at cost
  Land                                                $ 86,673    $ 81,544
  Buildings and improvements                           523,325     471,584
  Projects under development, including land            36,547      54,470
                                                      --------    --------
                                                       646,545     607,598
  Less: accumulated depreciation                       (56,369)    (36,800)
                                                      --------    --------
                                                       590,176     570,798

Accounts receivable -- affiliates                          148         369
Notes receivable -- affiliates                           3,550       3,477
Deferred financing and other assets, net                 4,847       4,839
Cash and cash equivalents                                2,366         236
Restricted cash -- escrow deposits                       2,423       2,633
                                                      --------    --------
    Total assets                                      $603,510    $582,352
                                                      ========    ========

                   LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Notes payable
    Unsecured                                         $185,800    $122,783
    Secured                                             58,382     112,676
  Accounts payable                                       7,512       8,300
  Accrued real estate taxes                             13,246      11,865
  Accrued expenses and other liabilities                 7,675       6,276
  Distributions payable                                  7,765       6,623
                                                      --------    --------
    Total liabilities                                  280,380     268,523

7.33% Convertible Subordinated Debentures               27,702      44,050

Preferred Shares of Beneficial Interest;
  $0.01 par value per share; 85 authorized,
  issued and outstanding of Series A cumulative
  convertible preferred shares (redeemable at
  $23.00 per share) at December 31, 1995                             1,950

Shareholders' Equity
  Preferred shares of beneficial interest;
    $0.01 par value per share; 10,000 shares
    authorized; 85 Series A Preferred shares
    outstanding at December 31, 1995
  Common shares of beneficial interest;
    $0.01 par value per share, 100,000 shares
    authorized; 16,521 and 14,514 issued and
    outstanding at December 31, 1996 and 1995,
    respectively                                           165         145
  Additional paid-in capital                           348,339     299,808
  Distributions in excess of net income                (49,515)    (29,625)
  Unearned restricted share awards                      (3,561)     (2,499)
                                                      --------    --------
    Total shareholders' equity                         295,428     267,829
                                                      --------    --------
      Total liabilities and shareholders' equity      $603,510    $582,352
                                                      ========    ========


               See Notes to Consolidated Financial Statements.
PAGE

                           CAMDEN PROPERTY TRUST
                     CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

                                            Year Ended December 31,
                                        --------------------------------
                                          1996        1995        1994
                                        --------     -------     -------
Revenues
  Rental income                         $105,785     $92,275     $71,468
  Other income                             5,821       4,999       3,988
                                        --------     -------     -------
    Total revenues                       111,606      97,274      75,456

Expenses
  Property operating and maintenance      40,604      37,093      29,352
  Real estate taxes                       13,192      11,481       8,962
  General and administrative               2,631       2,263       2,574
  Interest                                17,336      13,843       8,807
  Depreciation and amortization           23,894      20,264      16,239
                                        --------     -------     -------
    Total expenses                        97,657      84,944      65,934
                                        --------     -------     -------

Income before gain on sales of
  properties and extinguishment of
  hedges upon debt refinancing            13,949      12,330       9,522

Gain on sales of properties                  115

Extinguishment of hedges upon debt
  refinancing                             (5,351)
                                        --------     -------     -------
Net income                                 8,713      12,330       9,522

Preferred share dividends                     (4)        (39)        (20)
                                        --------     -------     -------
Net income to common shareholders       $  8,709     $12,291     $ 9,502
                                        ========     =======     =======

Net income per common and common
  equivalent share                         $0.58       $0.85       $0.77

Distributions declared per common share    $1.90       $1.84       $1.76

Weighted average number of common and
  common equivalent shares outstanding    14,940      14,424      12,311










               See Notes to Consolidated Financial Statements.
PAGE

                                            CAMDEN PROPERTY TRUST
                              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


(In thousands, except per share amounts)
<CAPTIONS>

                                                   Common                                  Unearned
                                                 Shares of    Additional  Distributions   Restricted
                                                 Beneficial    Paid-in    in Excess of      Share
                                                  Interest     Capital     Net Income       Awards
                                                 ----------   ----------  -------------   ---------

SHAREHOLDERS' EQUITY, JANUARY 1, 1994                $ 92       $178,575    $ (2,683)      $

  Net income to common shareholders                                            9,502
  Public offering of 3,450 common shares               34         77,424
  Conversion of debentures                             16         36,580
  Restricted shares issued under benefit plan
    (59 shares)                                         1          1,518                    (1,134)
  Cash distributions ($1.76 per share)                                       (22,321)
                                                     ----       --------    --------       --------
SHAREHOLDERS' EQUITY, DECEMBER 31, 1994               143        294,097     (15,502)       (1,134)
                                                     ----       --------    --------       --------

  Net income to common shareholders                                           12,291
  Common shares issued under dividend
    reinvestment plan                                                 28
  Conversion of debentures                              1          3,588
  Restricted shares issued under benefit plan
    (83 shares)                                         1          2,095                    (1,365)
  Cash distributions ($1.84 per share)                                       (26,414)
                                                     ----       --------    --------       --------
SHAREHOLDERS' EQUITY, DECEMBER 31, 1995               145        299,808     (29,625)       (2,499)
                                                     ----       --------    --------       --------

  Net income to common shareholders                                            8,709
  Public offering of 1,090 common shares               11         27,580
  Common shares issued under dividend
    reinvestment plan                                                 31
  Conversion of debentures                              6         15,814
  Restricted shares issued under benefit plan
    (82 shares)                                         1          2,074                    (1,062)
  Common share options exercised (71 shares)            1          1,272
  Conversion of preferred shares                        1          1,952
  Other                                                             (192)
  Cash distributions ($1.90 per share)                                       (28,599)
                                                     ----       --------    --------       -------
SHAREHOLDERS' EQUITY, DECEMBER 31, 1996              $165       $348,339    $(49,515)      $(3,561)
                                                     ====       ========    ========       =======







                              See Notes to Consolidated Financial Statements.
PAGE

                              CAMDEN PROPERTY TRUST
                       CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

                                                 Year Ended December 31,
                                              ----------------------------
                                                1996      1995      1994
                                              -------   -------   --------

CASH FLOW FROM OPERATING ACTIVITIES
  Net income                                  $ 8,713   $12,330   $  9,522
  Adjustments to reconcile net income
    to net cash provided by operating
    activities:
    Depreciation and amortization              23,894    20,264     16,239
    Gain on sales of properties                  (115)
    Extinguishment of hedges upon debt
      refinancing                               5,351
    Accretion of discount on unsecured
      notes payable                                72
    Net change in operating accounts            3,352     5,000      7,799
                                              -------   -------   --------
    Net cash provided by operating
      activities                               41,267    37,594     33,560

CASH FLOW FROM INVESTING ACTIVITIES
  Increase in real estate assets, net of
    notes payable assumed                     (71,288)  (96,183)  (195,856)
  Net proceeds from sales of properties        29,794
  Increase in notes receivable for net
    advances to affiliates                        (73)     (833)    (2,007)
  Other                                          (130)       13       (224)
                                              -------   -------   --------
    Net cash used in investing activities     (41,697)  (97,003)  (198,087)

CASH FLOW FROM FINANCING ACTIVITIES
  Proceeds from issuance of common
    shares, net                                27,591               77,506
  Proceeds from issuance of convertible
    debentures, net                                                 81,884
  Net (decrease) increase in lines
    of credit                                (110,783)   50,759     14,849
  Proceeds from notes payable                 181,048    39,860     17,595
  Extinguishment of hedges upon
    debt refinancing                           (5,351)
  Principal reduction on notes payable        (61,614)   (4,707)   (12,042)
  Distributions to common shareholders        (27,457)  (26,071)   (19,730)
  Payment of loan costs                        (2,253)     (634)      (790)
  Other                                         1,379       197        116
                                              -------   -------   --------
    Net cash provided by financing
      activities                                2,560    59,404    159,388
                                              -------   -------   --------
    Net increase (decrease) in cash and
      cash equivalents                          2,130        (5)    (5,139)
CASH AND CASH EQUIVALENTS, BEGINNING
  OF PERIOD                                       236       241      5,380
                                              -------   -------   --------

CASH AND CASH EQUIVALENTS, END OF PERIOD      $ 2,366   $   236   $    241
                                              =======   =======   ========

SUPPLEMENTAL INFORMATION
  Cash paid for interest, net of
    interest capitalized                      $15,585   $13,189   $  7,532
  Interest capitalized                        $ 4,129   $ 5,321   $  2,167

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
  AND FINANCING ACTIVITIES
  Conversion of 7.33% subordinated
    debentures to common shares, net          $15,820   $ 3,589   $ 36,596
  Shares issued under benefit plans, net      $ 2,449   $ 2,096   $  1,519
  Conversion of preferred shares and
    dividends                                 $ 1,953
  Notes payable assumed upon purchase of
    assets                                                        $ 17,632





              See Notes to Consolidated Financial Statements.
PAGE

                            CAMDEN PROPERTY TRUST
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS

     Camden Property Trust is a self-administered and self-managed real estate investment trust ("REIT") organized on May 25, 1993. Camden Property Trust and its subsidiaries ("Camden" or the "Company") are engaged in the ownership, development, acquisition, management, marketing and disposition of multifamily apartment communities in the Southwest region of the United States. As of December 31, 1996, the Company owned and operated 54 multifamily properties located in Houston, Dallas/Fort Worth, Austin, Corpus Christi, El Paso, Phoenix and Tucson, including five properties under development and one future development property in Denver.
     On December 16, 1996, the Company announced the execution of a definitive merger agreement pursuant to which Paragon Group, Inc. would be merged with and into a wholly-owned subsidiary of Camden expanding the Company's geographic focus in 1997 to include the Midwest, North Carolina and Florida. Each share of Paragon will be exchanged for 0.64 shares of Camden. The exchange ratio is based on Camden's closing price on December 4, 1996 of $27.75 per share and $17.75 per share for Paragon. If Camden's share price falls below $25.67 per share during a specified time frame as set forth in the merger agreement, Paragon has the right to terminate the agreement, subject to Camden's right to negate such termination right by increasing the exchange ratio so that Paragon's shareholders receive the same aggregate dollar value of Camden shares had Camden's share price remained at the $25.67 per share threshold. The merger has been structured as a tax-free transaction and will be treated as a purchase for accounting purposes. The merger is subject to the approval of both companies' shareholders. The meetings to consider the transaction have been scheduled for April 15, 1997. It is anticipated that the merger will be completed by the end of April 1997.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation. The consolidated financial statements of Camden include the assets, liabilities, and operations of the parent company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, results of operations during the reporting periods and related disclosures. Actual results could differ from those estimates.
     Income Recognition. Rental, interest and other income are recognized as earned.
     Rental Operations. Camden owns and operates garden-style multifamily apartment units that are rented to residents on lease terms ranging from six to thirteen months, with monthly payments due in advance. None of the properties are subject to rent control or rent stabilization. Operations of apartment properties acquired are recorded from the date of acquisition in accordance with the purchase method of accounting. All operating expenses, excluding depreciation, associated with occupied units for properties in the development and leasing phase are expensed against revenues generated by those units as they become occupied. In management's opinion, due to the number of tenants, the type and diversity of submarkets in which the properties operate, and the collection terms, there is no concentration of credit risk.
     Cash and Cash Equivalents. All cash and investments in money market accounts and other securities with a maturity of three months or less, at the time of purchase, are considered to be cash and cash equivalents.
     Restricted Cash. Restricted cash mainly consists of escrow deposits held by lenders for property taxes, insurance and replacement reserves. Substantially all restricted cash is invested in short-term securities.
     Real Estate Assets, at Cost. Real estate assets are carried at cost plus capitalized carrying charges. Expenditures directly related to the development, acquisition, and improvement of real estate assets are capitalized at cost as land, buildings and improvements. All construction and carrying costs are capitalized and reported on the balance sheet in "Projects under development, including land" until such units are completed. Upon completion of each building of the project, the total cost of that building and the associated land is transferred to "Land" and "Buildings and improvements" and the assets are depreciated over their estimated useful lives using the straight-line method of depreciation.
Upon achieving 90% occupancy, or one year from opening the leasing office, whichever occurs first, all units are considered operating and the Company begins expensing all items that were previously considered as carrying costs.
     The Company expenses recurring capital expenditures for items such as carpets, appliances and HVAC units as these items are replaced in their normal course. During a renovation, many of these items may be capitalized, particularly to the extent that an inordinate number of such items are replaced. Non-recurring capital expenditures for such items as roof replacements are capitalized. The Company capitalized $9.6 million in 1996 and $8.3 million in 1995 of non-recurring renovations and improvements to extend the economic lives and enhance its multifamily properties.
     Carrying charges, principally interest and ad valorem taxes, of land under development and buildings under construction are capitalized as part of projects under development and buildings and improvements to the extent that such charges do not cause the carrying value of the asset to exceed its net realizable value. Capitalized interest was $4.1 million in 1996, $5.3 million in 1995 and $2.2 million in 1994. Capitalized ad valorem taxes were $617,000 in 1996, $551,000 in 1995 and $221,000 in 1994.
     All buildings and improvements are depreciated over their remaining estimated useful lives of 10 to 35 years using the straight line method. Subsequent expenditures for furnishings, equipment and other normal recurring items are expensed as incurred. Capital improvements subsequent to the initial renovation period are depreciated over their expected useful lives of 3 to 15 years using the straight line method.
     Impact of New Accounting Pronouncements. In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ("SFAS No. 121"). SFAS No 121 requires that certain long-lived assets and intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of SFAS No. 121 by the Company in 1996 did not have a material effect on the Company's financial position or results of operations.
     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"). SFAS No. 123 prescribes a fair value-based method of determining compensation expense related to stock-based awards granted to employees or associates. The recognition provisions of SFAS No. 123 are optional; however, entities electing not to adopt SFAS No. 123 are required to disclose in annual financial statements issued for fiscal years beginning after December 15, 1995 pro forma net income and earnings per share as if SFAS No. 123 had been applied. The Company elected not to adopt the recognition provisions of SFAS No. 123. See Note 6 for further information on the Company's 1996 disclosures.
     Property Operating and Maintenance Expenses. Property operating and maintenance expenses included normal repairs and maintenance totaling $8.3 million in 1996, $7.3 million in 1995 and $5.6 million in 1994. In addition, amounts incurred subsequent to the initial renovation and rehabilitation periods for recurring expenditures such as carpets, appliances, and furnishings and equipment which might otherwise be capitalized, totaled $3.5 million in 1996, $2.8 million in 1995 and $1.9 million in 1994 and were included in expense.
     Deferred Financing and Other Assets, Net. Deferred financing and other assets are amortized ($838,000 in 1996, $871,000 in 1995 and $1.8 million in 1994) over the terms of the related debt or lives of the asset on the straight line method. Leasehold improvements and equipment are depreciated on the straight line method over the shorter of the expected useful lives or the lease term which range from three to ten years. Accumulated depreciation and amortization was $1.8 million in 1996 and $1.2 million in 1995 for deferred financing, other assets, leasehold improvements and equipment.
     Interest Rate Swap Agreements. The differential to be paid or received on interest rate swap agreements is accrued as interest rates change and is recognized over the life of the agreements as an increase or decrease in interest expense.
     Income Taxes and Distributions. Camden intends to maintain its election as a REIT under the Internal Revenue Code of 1986, as amended. As a result, the Company generally will not be subject to federal taxation to the extent it distributes 95% of its REIT taxable income to its shareholders and satisfies certain other requirements. Accordingly, no provision for federal income taxes has been included in the accompanying consolidated financial statements.
     Taxable income differs from net income for financial reporting purposes principally due to the timing of the recognition of depreciation. Such differences are primarily due to differences in the book/tax basis of the real estate assets of $7.4 million and differences in methods of depreciation and lives of the real estate assets. As a result of these differences, the tax basis of the Company's net real estate assets exceeds its book basis by $37.1 million and $13.6 million at December 31, 1996 and 1995, respectively.
     Shareholders are taxed on distributions declared and must report such distributions as either ordinary income, short-term gains, long-term gains, or as return of capital.
     A schedule of per share distributions paid by the Company is set forth in the following table:

                                                  Year Ended December 31,
                                                 -------------------------
                                                  1996      1995      1994
                                                 -----     -----     -----
Ordinary income                                  $1.03     $1.37     $1.27
Return of capital                                 0.87      0.47      0.49
                                                 -----     -----     -----
  Total                                          $1.90     $1.84     $1.76
                                                 =====     =====     =====

Percentage of distributions representing
  tax preference items                          24.769%   20.119%   17.611%


     Net Income Per Share. Net income per common and common equivalent share of beneficial interest has been computed by dividing net income by the weighted average number of common and common equivalent shares outstanding. Common equivalent shares include the weighted average number of assumed equivalent shares outstanding from convertible preferred shares of beneficial interest and common share options. Fully diluted net income per common and common equivalent share of beneficial interest is not materially dilutive and is not presented.
     Reclassifications. Certain reclassifications have been made to amounts in prior year financial statements to conform with current year presentations.

3.  NOTES PAYABLE
     A summary of the Company's notes payable follows:

(In millions)
                                                           December 31,
                                                        -----------------
                                                         1996       1995
                                                        ------     ------
Unsecured notes:
  6 5/8% Senior Notes, due 2001                         $ 99.6     $
  7% Senior Notes, due 2006                               74.2
  Credit facility                                         12.0      122.8
                                                        ------     ------
                                                         185.8      122.8

Secured notes:
  Conventional mortgage loans                             58.4       59.2
  Construction loans                                                 53.5
                                                        ------     ------
                                                          58.4      112.7
                                                        ------     ------
    Total notes payable                                 $244.2     $235.5
                                                        ======     ======

Floating rate debt included in notes payable            $          $ 26.3
                                                        ======     ======

     The Company funds its developments and acquisitions through a combination of equity capital, debt securities, conventional mortgage loans, a $150 million unsecured credit facility (the "Unsecured Credit Facility" or "facility") and other short-term borrowing arrangements. In the past, the Company had also utilized construction loans to fund its developments. Subject to certain restrictions and financial covenants, the facility may be used for acquisitions, developments and working capital purposes. During 1996, the Company utilized the facility to retire three secured construction loans aggregating $26.1 million and later refinanced that amount with ten-year unsecured notes described below. The facility is currently structured as a revolving facility until July 1997. The interest rate on the facility, which is subject to changes in the Company's credit ratings, was reduced to LIBOR plus 150 basis points or Prime during 1996. Management is currently negotiating the terms of the facility with its bank group and expects to be able to extend the maturity date and lower the interest rate on this facility. Furthermore, management believes it will continue to be able to extend the maturity date of this facility as needed in the future. The facility is subject to certain restrictive covenants including, among others, liquidity, net worth, leverage, capitalization and cash flow ratios and limitations on capital investments. Such restrictions also include a limitation on distributions to common shareholders that are not to exceed 95% of funds from operations except as required to maintain REIT status. As of December 31, 1996, the Company had $138.0 million available under its facility.
     Subsequent to December 31, 1996, the Company began utilizing competitively bid short-term borrowings as an alternative to borrowing under its Unsecured Credit Facility. Such borrowings vary in term and pricing but have the same covenants as the facility and may be funded through lenders outside of the facility bank group at rates substantially below those of the facility. Since there are no commitments in place for such arrangements, these borrowings cannot exceed the unused portion of the facility.
     On October 16, 1996, the Company completed a common share offering from its previously filed shelf registration statement selling 1,090,000 shares at a gross price of $25.875 per share. The net proceeds of $27.6 million were used primarily to retire a $25.1 million secured construction loan.
     During 1996, the Company issued from its previously filed shelf registration statement two issues of senior unsecured notes. The first issue for an aggregate principal amount of $100 million accrues interest at a rate of 6.6% per annum, has an average effective annual rate of 6.7%, and matures within five years. The second issue for an aggregate principal amount of $75 million accrues interest at a rate of 7.0% per annum, has an average effective annual rate of 7.2%, and matures within ten years. These two issues of senior unsecured notes received investment-grade ratings from Moody's Investors Service, Standard & Poor's, and Duff & Phelps. Both issues pay interest semi-annually and are direct, senior unsecured obligations of the Company ranking equally with all other unsecured and unsubordinated indebtedness of the Company. Both issues may be redeemed at any time at the option of the Company subject to make-whole provisions.
The net proceeds from the first issue of $98.4 million were used to reduce $93.4 million of indebtedness under the Unsecured Credit Facility, to pay $4.9 million arising from the early settlement of hedging agreements related to the indebtedness repaid and to pay $500,000 to extinguish a bank's option related to a settled hedging agreement. The net proceeds from the second issue of $73.6 million were used to reduce $64.0 million of indebtedness under the facility and to repay the Company's only remaining secured construction loan of $9.4 million.
     The fixed rate conventional mortgage loans were secured by eight multifamily properties containing 3,216 units with a net book value of $90.3 million at December 31, 1996. The weighted average interest rate on these loans was 7.5% through July 1996. At that time, the weighted average interest rate increased to 8.4%. These fixed rate loans amortize principal over periods ranging from 25 to 30 years, are payable in balloon payments at final maturities, and require escrow balances for the payment of insurance, taxes, improvements and repairs.
     Subsequent to December 31, 1996, the Company prepaid two of its 8.8% conventional mortgage loans with outstanding balances at December 31, 1996 of $20.3 million and prepayment penalties of $203,000. The loans were prepaid by utilizing funds from the Unsecured Credit Facility.
     At December 31, 1996, a $25 million interest rate hedging agreement remained in effect and is scheduled to mature in July 2000 with a bank's option to extend to July 2002. The LIBOR rate on this $25 million hedging agreement is fixed at 6.1%. The resulting fixed rate is equal to the 6.1% plus the actual LIBOR spread on the related indebtedness. This swap continues to be used as a hedge to manage the risk of interest rate fluctuations.
     At December 31, 1996, all debt was fixed rate debt earning a weighted average interest rate of 7.3%.
     Scheduled principal repayments on all loans outstanding at December 31, 1996 over the next five years, excluding the loans retired subsequent to year end, are $17.2 million in 1997, $12.2 million in 1998, $200,000 in 1999, $7.7 million in 2000, $100.3 million in 2001 and $86.3 million thereafter.

4.  CONVERTIBLE SUBORDINATED DEBENTURES

     In April 1994, the Company issued $86.3 million aggregate principal amount of 7.33% Convertible Subordinated Debentures due 2001 (the "Debentures"). The Debentures are convertible at any time prior to maturity into common shares of beneficial interest, $0.01 par value, of the Company at a conversion price of $24.00 per share, subject to adjustment under certain circumstances. The Debentures will not be redeemable by the Company prior to maturity, except in certain circumstances intended to maintain the Company's status as a REIT. Interest on the Debentures is payable on April 1 and October 1 of each year. The Debentures are unsecured and subordinated to present and future senior debt and will be effectively subordinated to all debt and other liabilities of the Company. As of December 31, 1996, $58.5 million in principal amount of the Debentures had been converted to 2.4 million common shares. For the converted Debentures, the earned but unpaid interest was forfeited by the Debenture holders in accordance with the Indenture. In addition, $2.5 million of unamortized Debenture issue costs have been reclassified to additional paid-in-capital. Had all these converted Debentures converted as of the beginning of the period or issuance date, net income per common and common equivalent share would have been $0.62, $0.85 and $0.78 per share for the years ended December 31, 1996, 1995 and 1994, respectively. Deferred Debenture issue costs of $900,000 and $1.7 million remained outstanding at December 31, 1996 and 1995, respectively, and are being amortized over the life of the Debentures.
     During January 1997, an additional $5.8 million in principal amount of Debentures had been converted to 240,000 common shares and the related $175,000 of unamortized Debenture costs had been reclassified to additional paid-in-capital. Had all converted Debentures converted as of the beginning of the period, including these Debentures converted in January 1997, net income per common and common equivalent share would have been $0.62 per share for the year ended December 31, 1996.

5.  CONVERTIBLE PREFERRED SHARES

     In 1993, the Company issued 84,783 shares of Series A cumulative convertible preferred shares of beneficial interests in exchange for the remaining multifamily operations of the Company's predecessor entities. These operations consisted primarily of asset management and construction activities. During the first quarter of 1996, the preferred shareholders elected to convert all of their preferred shares into 85,369 common shares.

6.  INCENTIVE AND BENEFIT PLANS

     Incentive Plan. The Company has a non-compensatory option plan (the "Plan") which provides for the issuance of a maximum of 1,450,000 common shares. Compensation awards that can be granted under the Plan include various forms of incentive awards including incentive share options, non-qualified share options and restricted share awards ("Incentive Awards"). The class of eligible persons that can receive grants of Incentive Awards under the Plan consists of non-employee trust managers, key employees, consultants, and directors of subsidiaries as determined by a committee of the Board of Trust Managers (the "Committee") of the Company. No Incentive Award may be granted after May 27, 2003.

     Following is a summary of the activity of the Plan for the three years ended December 31, 1996:

                                 Shares
                                Available
                                  for
                                Issuance   Options and Restricted Shares
                                -------- ----------------------------------
                                                 Weighted
                                                  Average
                                                   1996
                                  1996     1996    Price   1995     1994
                                -------  -------  ------  -------  -------

Balance at January 1            579,165  870,835  $23.12  834,900  489,000

Options
  Granted                                                          305,975
  Exercised                              (71,450)  22.35
  Forfeited                      54,650  (54,650)  23.71  (47,175) (18,775)
                                -------  -------  ------  -------  -------
    Net Options                  54,650 (126,100)  22.94  (47,175) 287,200
                                -------  -------  ------  -------  -------

Restricted Shares
  Granted                      (124,341) 124,341   24.73   90,956   61,050
  Forfeited                      25,716  (25,716)  24.37   (7,846)  (2,350)
                                -------  -------  ------  -------  -------
    Net Restricted Shares       (98,625)  98,625   24.83   83,110   58,700
                                -------  -------  ------  -------  -------

      Balance at December 31    535,190  843,360  $23.34  870,835  834,900
                                =======  =======  ======  =======  =======
Exercisable options at
  December 31                            533,617  $22.86  406,008  163,000
Vested restricted shares at
  December 31                             56,781  $23.96   22,806    5,000

     Options are exercisable, subject to the terms and conditions of the Plan, in increments of 33.33% per year on each of the first three anniversaries of the date of grant. The Plan provides that the exercise price of an option (other than non-employee trust manager options) will be determined by the Committee on the day of grant and to date all options have been granted at an exercise price which equals the fair market value on the date of grant. Options exercised during 1996 were exercised at prices ranging from $22.00 to $24.25 per share. At December 31, 1996, options outstanding were at prices ranging from $21.38 to $26.25 per share. Such options have a weighted average remaining contractual life of 6.5 years. Subsequent to December 31, 1996, an additional 300,000 of options having an exercise price of $27.00 per share were granted.
     Restricted shares have vesting periods ranging from three to five years. Subsequent to December 31, 1996, an additional 109,359 of restricted share awards having a purchase price of $0.01 per share were granted.
     The Company accounts for its Plan under the provisions of APB Opinion No. 25. The pro forma net income and earnings per share disclosure requirements of SFAS No. 123 did not impact the Company in 1995 or 1996 due to the fact that the Company did not grant any option awards from January 1, 1995 through December 31, 1996 and the compensation expense calculated on the Company's restricted shares under SFAS No. 123 did not materially differ from the results obtained under APB Opinion No. 25.
     401(k) Savings Plan. The Company has a 401(k) savings plan (the "Savings Plan") which is a voluntary defined contribution plan. Under the Savings Plan, every employee is eligible to participate beginning on the earlier of January 1 or July 1 following the date the employee has completed six months of continuous service with the Company. Each participant may make contributions to the Savings Plan by means of a pre-tax salary deferral which may not be less than 1% nor more than 15% of the participant's compensation. The federal tax code limits the annual amount of salary deferrals that may be made by any participant. The Company may make matching contributions on the participant's behalf. A participant's salary deferral contribution will always be 100% vested and nonforfeitable. A participant will become vested in the Company's matching contributions 33.33% after one year of service, 66.67% after two years of service and 100% after three or more years of service. Expenses under the Savings Plan were not material.

7.  RELATED PARTY TRANSACTIONS

     Apartment Connection, Inc. ("ACI") is a nonqualified-REIT subsidiary that acts as a leasing agent providing tenants for apartment owners in Houston, including properties owned by the Company. The Company has made an unsecured working capital revolving line of credit available to ACI which has been renewed annually. The loan has a maximum commitment of $1.2 million, earns interest at a fixed rate of 7.5% per annum and is payable in full during July 1997. The loan's outstanding balance was $1.2 million and $949,000 at December 31, 1996 and 1995, respectively. The loan is used to fund working capital requirements of ACI in the ordinary course of its business.
     In conjunction with the equity offering in April 1994, the Chief Executive Officer and Chief Operating Officer of the Company (the "Executives") each purchased $1 million of common shares at the market price of such shares. The Compensation Committee determined that it was in the best interest of the Company that the Executives have greater ownership interests in the Company. Accordingly, the Compensation Committee determined that the Company should loan to each Executive 90% of the purchase price of such common shares or $900,000. These loans have five-year terms and bear interest at the fixed rate of 7.0%. The loans are non-recourse, but are secured by a pledge of such common shares, and do not require any prepayments of principal until maturity. During July 1995, the Executive's loans were transferred to ACI. ACI obtained a $1.8 million unsecured loan from the Company with the same interest rate and maturity as the underlying Executive loans.
     During 1995, the Company formed Teleserve, Inc. (formerly Camden Communications One, Inc.), doing business as CamTel ("CamTel"). CamTel is a nonqualified-REIT subsidiary that was established to provide fiber optic, central office switched telecommunications service to residents in the Company's properties and third parties. The Company has made an unsecured revolving line of credit available to CamTel with a maximum commitment of $5.9 million which had an outstanding balance of $585,000 and $44,000 at December 31, 1996 and 1995, respectively. The loan earns interest at 7.0%, is payable in full in June 1999 and is used to fund asset additions or other operating costs. As of December 31, 1996, the Company had invested $3.8 million in telecommunications equipment for 22 of its properties.
     The Company entered into an alliance in 1995 with one of Houston's cable television operators to provide cable service to the residents of the Company's properties. The Company, through ACI, made a revolving line of credit available to an unrelated third party, Cable Leasing, Inc. ("CLI"), with a maximum commitment of $950,000 to purchase existing and future distribution systems on a large portion of the Company's Houston properties. The loan earned interest at 15.5% per annum and required monthly payments of interest. The loan was secured by the distribution systems and service agreements on the Company's properties. The outstanding balance at December 31, 1995 was $728,000. Camden acquired the assets of CLI on July 31, 1996 for $700,000. CLI used the net proceeds from the sale to pay off the outstanding balance on the line of credit it had with the Company through ACI.
     The Company had management agreements with investment partnerships in which the Executives had a combined 1% economic interest, with respect to two multifamily properties and two high-rise condominium properties owned by such partnerships. The management agreements provided for the exclusive right to lease, operate and manage these four properties. The Company also insured certain aspects of the business operations of the investment partnerships under the Company's insurance policies. The management agreements required the Company to be reimbursed for the actual costs incurred by the Company in making such insurance available. Management fees earned on the two multifamily properties amounted to $184,000, $306,000 and $295,000 for the years ended 1996, 1995 and 1994, respectively. The Company received a $244,000 fee in November 1996 upon the sale of the two multifamily properties. The management agreements related to the two high-rise condominium properties provided for a fee of $33,813 per quarter in the aggregate until the payments of such management fees was terminated on December 31, 1995. Although the management agreements were not the result of arm's length negotiations, the Company believes that they were no more favorable to the owners than the fees that would have been paid to unaffiliated third parties under similar circumstances.

8.  FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

     The following disclosure is made for informational purposes only and does not purport to represent fair values of Camden's financial instruments. This information is based on estimates determined by using available market information and appropriate valuation methodologies. However, considerable judgement is necessary to interpret market data and develop the related estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized upon disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
     Cash and cash equivalents, receivables, accounts payable, accrued expenses and other liabilities and distributions payable are carried at amounts which reasonably approximate their fair value.

(In millions)
                                             December 31,
                                -------------------------------------
                                       1996               1995
                                -----------------   -----------------
                                 Fair    Carrying    Fair    Carrying
                                 Value    Amount     Value    Amount
                                ------   --------   ------   --------
Senior notes                    $174.6    $173.8    $         $
Credit facility                   12.0      12.0     122.8     122.8
Conventional mortgage loans*      61.0      58.4      61.7      59.2
Construction loans                                    53.5      53.5

* Subsequent to December 31, 1996, two conventional mortgage loans with carrying amounts of $20.3 million and fair value amounts of $20.6 million were retired utilizing funds from the Unsecured Credit Facility.

     The fair value of the senior notes and the conventional mortgage loans were estimated using discounted cash flows at approximate borrowing rates available as of the date presented. The fair values of the credit facility and the construction loans approximate their carrying value. The conventional mortgage loans were subject to prepayment penalties of $792,000 at December 31, 1996.
     At December 31, 1996, the Company had an outstanding interest rate swap agreement of $25 million. The Company does not use this instrument for trading purposes, rather, it has entered into the interest rate swap agreement to hedge the impact of interest rate fluctuations on $25 million of floating rate debt. This interest rate swap agreement is valued at an amount for which it could be settled at December 31, 1996. Settlement amounts were based upon estimates obtained from dealers. If the Company had settled the $25 million interest rate swap agreement with a counterparty at December 31, 1996, the Company would have incurred an unwind charge of $269,000. At December 31, 1995, the Company had $150 million outstanding in interest rate swap agreements with potential unwind charges of $6.3 million. See Note 3 for discussion of the early settlement of certain interest rate swap agreements that occurred during 1996.
    The fair value estimates presented herein are based on information available to management as of December 31, 1996 and 1995. Such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

9.  NET CHANGE IN OPERATING ACCOUNTS

     The effect of changes in the operating accounts on cash flows from operating activities is as follows:

(In thousands)
                                                 Year Ended December 31,
                                              ----------------------------
                                               1996       1995       1994
                                              ------     ------     ------
Decrease (increase) in assets:
  Restricted cash - escrow deposits           $  210     $  (68)    $ (624)
  Accounts receivable - affiliates               221         65         (1)
  Other assets                                   929       (335)    (1,446)

Increase (decrease) in liabilities:
  Accounts payable                              (788)     3,143      2,990
  Accrued real estate taxes                    1,381      1,552      3,508
  Accrued expenses and other liabilities       1,399        643      3,372
                                              ------     ------     ------
  Net change in operating accounts            $3,352     $5,000     $7,799
                                              ======     ======     ======

10.  COMMITMENTS AND CONTINGENCIES

     Construction Contracts. As of December 31, 1996, the Company was obligated for approximately $39.9 million of additional expenditures (a substantial amount of which is to be provided by debt).
     Lease Commitments. At December 31, 1996, Camden had long-term operating leases covering certain land, office facilities and equipment. Rental expense totaled $475,000 in 1996, $476,000 in 1995 and $419,000 in
1994. Minimum annual rental commitments for the years ending December 31, 1997 through 2001 are $500,000, $294,000, $56,000, $26,000 and $21,000
respectively, and $534,000 in the aggregate thereafter.
     Employment Agreements. The Company has employment agreements with six of its senior officers, the terms of which expire at various times through August 20, 1999. Such agreements provide for minimum salary levels as well as various incentive compensation arrangements, which are payable based on the attainment of specific goals. The agreements also provide for severance payments in the event certain situations occur such as termination without cause or a change of control. The severance payments vary based on the officer's position and amount to one times the current salary base for four of the officers and 2.99 times the average annual compensation over the previous three fiscal years for the two remaining officers.
     Contingencies. Camden is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. While the resolution of these matters cannot be predicted with certainty, management believes that the final outcome of such matters will not have a material adverse effect on the financial position or results of operations of Camden.

11.  SUBSEQUENT EVENTS

     In the ordinary course of its business, the Company issues letters of intent indicating a willingness to negotiate for the purchase or sale of multifamily properties or development land. In accordance with local real estate market practice, such letters of intent are non-binding, and neither party to the letter of intent is obligated to pursue negotiations unless and until a definitive contract is entered into by the parties. Even if definitive contracts are entered into, the letters of intent and resulting contracts contemplate that such contracts will provide the purchaser with periods varying from 25 to 180 days during which it will evaluate the properties and conduct its due diligence and during which periods the purchaser will have the ability to terminate the contracts without penalty or forfeiture of any deposit or earnest money. There can be no assurance that definitive contracts will be entered into with respect to any properties covered by letters of intent or that the Company will acquire any property as to which the Company may have entered into a definitive contract. Further, due diligence periods are frequently extended as needed. An acquisition or sale becomes probable at the time that the due diligence period expires and the definitive contract has not been terminated. The Company is then at risk under an acquisition contract, but only to the extent of any earnest money deposits associated with the contract, and is obligated to sell under a sales contract.
     The Company is currently in the due diligence period on contracts for the purchase of land for development or acquisition of properties. No assurance can be made that the Company will be able to complete the negotiations or become satisfied with the outcome of the due diligence.
     The Company seeks to selectively dispose of assets that are either not in core markets, have a lower projected net operating income growth rate than the overall portfolio, or no longer conform to the Company's operating and investment strategies. The proceeds from these sales may be reinvested in acquisitions or developments or used to retire debt.

12.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized quarterly financial data for the years ended December 31, 1996 and 1995 are as follows:

(In thousands, except per share amounts)


                                    First  Second   Third  Fourth   Total
                                   ------- ------- ------- ------- --------
1996:
  Revenues                         $26,590 $27,231 $28,768 $29,017 $111,606
  Net income (loss) to common
    shareholders                    (1,750)  3,498   2,801   4,160    8,709
  Net income (loss) per common
    and common equivalent share      (0.12)*  0.24    0.19    0.26     0.58

1995:
  Revenues                         $22,548 $23,498 $25,085 $26,143 $ 97,274
  Net income to common share-
    holders                          3,105   3,099   2,908   3,179   12,291
  Net income per common and common
    equivalent share                  0.22    0.22    0.20    0.22     0.85

* Includes a $(5,351) or $(0.37) per share impact from the extinguishment of hedges upon debt refinancing.

13.  PRICE RANGE OF COMMON SHARES (UNAUDITED)

     The high and low sales prices per share of the Company's common shares, as reported on the New York Stock Exchange composite tape, and distributions per share declared for the quarters indicated were as follows:

                                      High         Low     Distributions
                                    -------      -------   -------------
1996:
  First                             $24 3/4      $22 3/4       $0.475
  Second                             25           21 3/4        0.475
  Third                              26 1/2       22 3/4        0.475
  Fourth                             29 1/4       25 5/8        0.475

1995:
  First                             $25          $20 3/4        $0.46
  Second                             23 5/8       20 1/4         0.46
  Third                              23 1/4       20 7/8         0.46
  Fourth                             24           20 1/8         0.46
PAGE

                                        CAMDEN PROPERTY TRUST
                     COMPARATIVE SUMMARY OF SELECTED FINANCIAL AND PROPERTY DATA

(In thousands, except per share and property data amounts)
<CAPTIONS>

                                               Camden Property Trust            Camden Predecessors
                                     ----------------------------------------  ---------------------
                                       Years Ended December 31,    July 29 to  January 1  Year Ended
                                     -----------------------------  December    to July    December
                                       1996      1995       1994    31, 1993    28, 1993   31, 1992
                                     ---------  --------   -------- ---------   --------   --------
OPERATING DATA
Revenues:
  Rental income                       $105,785  $ 92,275   $ 71,468  $ 16,785    $16,721   $ 20,645
  Other income                           5,821     4,999      3,988       782        900        988
                                      --------  --------   --------  --------    -------   --------
    Total revenues                     111,606    97,274     75,456    17,567     17,621     21,633

Expenses:
  Property operating and maintenance    40,604    37,093     29,352     6,907      7,380      9,426
  Real estate taxes                     13,192    11,481      8,962     1,910      1,989      2,560
  General and administrative             2,631     2,263      2,574       291        343        503
  Interest                              17,336    13,843      8,807     1,340      4,364      5,840
  Depreciation and amortization         23,894    20,264     16,239     3,572      3,045      4,037
                                      --------  --------   --------  --------    -------   --------
    Total expenses                      97,657    84,944     65,934    14,020     17,121     22,366
                                      --------  --------   --------  --------    -------   --------
Income before gain on sales and
  extinguishment of hedges              13,949    12,330      9,522     3,547        500       (733)
Gain on sales of property                  115
Extinguishment of hedges upon debt
  refinancing                           (5,351)
                                      --------  --------   --------  --------    -------   --------
Net income (loss)                     $  8,713   $12,330   $  9,522  $  3,547    $   500   $   (733)
                                                                                 =======   ========
Preferred share dividends                   (4)      (39)       (20)
                                      --------  --------   --------  --------
Net income to common shareholders     $  8,709  $ 12,291   $  9,502  $  3,547
                                      ========  ========   ========  ========

Net income per common and common
  equivalent share                    $   0.58  $   0.85   $   0.77  $   0.39
Distributions per common share        $   1.90  $   1.84   $   1.76  $   0.68
Weighted average number of common
  and common equivalent shares
  outstanding                           14,940    14,424     12,311     9,114

BALANCE SHEET DATA (AT END OF PERIOD)
Real estate assets                    $646,545  $607,598   $510,324  $296,545              $141,391
Accumulated depreciation               (56,369)  (36,800)   (17,731)   (3,388)               (6,735)
Total assets                           603,510   582,352    504,284   304,345               149,500
Notes payable                          244,182   235,459    149,547   111,513               102,201
Series A Preferred Shares                          1,950      1,950     1,950
Shareholders'/Partners' Equity         295,428   267,829    277,604   175,984                41,209
Common shares outstanding               16,521    14,514     14,273     9,162

OTHER DATA
Cash flows provided by (used in)
  Operating activities                $ 41,267  $ 37,594   $ 33,560  $ 16,554    $ 1,942   $  4,289
  Investing activities                 (41,697)  (97,003)  (198,087) (237,346)    (4,297)   (79,064)
  Financing activities                   2,560    59,404    159,388   226,171      1,073     75,630
Funds from operations<F1>               36,895    31,629     25,741     7,119      3,545      3,304
Funds from operations assuming
  conversions of convertible
  securities                            39,999    35,260     28,604     7,119      3,545      3,304

PROPERTY DATA
Number of operating properties
  (at end of period)                        48        50         48        32         17         16
Number of operating units
  (at end of period)                    17,611    16,742     15,783    11,064      6,040      5,836
Number of operating units
  (weighted average)                    17,362    16,412     13,694     7,935      5,996      4,479
Weighted average monthly revenue
  per unit                            $    536  $    494   $    459  $    434    $   426   $    402
Properties under development
  (at end of period)                         6         9          8         3                     1

<F1> Management considers FFO to be an appropriate measure of the performance of an equity REIT.
     The National Association of Real Estate Investment Trusts ("NAREIT") currently defines FFO as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.  In addition, extraordinary or unusual items, along with significant non-recurring events that materially distort the comparative measure of FFO, should be disregarded in its calculation.
     Prior to March 1995, the NAREIT definition of FFO required the add back of non-real estate depreciation and amortization, such as loan cost amortization.  Camden has reported FFO according to the definitions prescribed by NAREIT for each of the periods presented above.  FFO does not represent cash flows from operating activities as defined by GAAP and should not be considered as an alternative to net income as an indicator of Camden's operating performance.
     FFO is not a measure of liquidity, nor is it indicative of cash available to fund other cash flow needs, including principal amortization, capital improvements and distributions to shareholders. Further, FFO as disclosed by other REITs may not be comparable to Camden's calculation of FFO.