Form 10-K, Exhibit 13
period 1998-12-31
CAMDEN PROPERTY TRUST
filed 1999-03-30
CIK 906345

                                                                    EXHIBIT 13.1

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the "Comparative Summary of Selected Financial and Property Data" and the consolidated financial statements and notes thereto appearing elsewhere in this report. Historical results and trends which might appear should not be taken as indicative of future operations. The statements contained in this report that are not historical facts are forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from those included in the forward-looking statements. These forward-looking statements involve risks and uncertainties, including, but not limited to, the following: changes in general economic conditions in the markets that could impact demand for the rental of the Company's properties, and changes in financial markets and interest rates impacting the Company's ability to meet its financing needs and obligations.

BUSINESS

     Camden Property Trust, a Houston-based real estate investment trust ("REIT"), and its subsidiaries (collectively, "Camden" or the "Company") report as a single business segment, with activities related to the ownership, development, acquisition, management, marketing and disposition of multifamily apartment communities in the Southwest, Southeast, Midwest and Western regions of the United States. As of December 31, 1998, the Company owned interests in and operated or was developing 163 multifamily properties containing 56,968 apartment homes located in nine states. These properties had a weighted average occupancy rate of 93% for the year ended December 31, 1998. Fourteen of the Company's multifamily properties containing 5,658 apartment homes were under development at December 31, 1998. The Company has several additional sites which it intends to develop into multifamily apartment communities.

     On April 8, 1998, the Company acquired through a tax-free merger (the "Oasis Merger"), Oasis Residential, Inc. ("Oasis"), a publicly traded Las Vegas-based multifamily REIT. The acquisition increased the size of the Company's portfolio from 100 to 152 completed multifamily properties and from 34,669 to 50,183 apartment homes at the date of acquisition. Upon completion of ten properties under development at the date of acquisition, the Company's portfolio would have increased to 54,314 apartment homes in 162 properties. As provided in the Plan of Merger dated December 16, 1997, as amended, each of the shares of Oasis common stock outstanding on April 8, 1998 was exchanged for
0.759 share of the Company's common shares. Each share of Oasis Series A cumulative convertible preferred stock (the "Oasis Preferred Stock") outstanding on April 8, 1998 was reissued as one Camden Series A Cumulative Convertible Preferred Share (the "Preferred Shares") with terms and conditions comparable to the Oasis Preferred Stock. The Company issued 12.4 million common shares and 4.2 million Preferred Shares in exchange for the outstanding Oasis common stock and outstanding Oasis Preferred Stock, respectively. Approximately $484 million of Oasis debt, at fair value, was assumed in the merger. In connection with the Oasis Merger, the Company also acquired the managing member interest in Oasis Martinique, LLC. The remaining interests (the "Martinique Units") are exchangeable into 672,490 common shares and are accounted for as a minority interest. In connection with the Oasis Merger, Camden disclosed its intentions of entering into a joint venture investment (the "Joint Venture") in order to transfer into the Joint Venture 19 apartment communities containing 5,119 apartment homes located in Las Vegas (the "Third Party Transaction").

     On June 30, 1998, the Company completed the Third Party Transaction for an aggregate of $248 million with a private limited liability company (the "LLC"). The Company retained a 20% interest in the LLC, which is included in investment in joint ventures. The Third Party Transaction was funded with capital invested by the LLC members, the assumption of $9.9 million of existing nonrecourse indebtedness, the issuance of 17 nonrecourse cross collateralized and cross defaulted loans totaling $180 million and the issuance of two nonrecourse second lien mortgages totaling $7 million. The LLC assumed the $190 million of treasury locks which Camden had entered into during the first quarter of 1998 as a hedge against interest rate exposure for the LLC. The treasury locks were unwound by the LLC simultaneously with the completion of the funding for the Third Party Transaction. Camden used the net proceeds from the Third Party Transaction to reduce outstanding debt by $124 million, including the $9.9 million of existing indebtedness noted above, and set aside $112 million into an escrow account which was used to complete tax-free exchange property acquisitions, retire debt and repurchase the Company's common shares pursuant to the Company's share repurchase program. No book gain or loss was recorded by Camden as a result of the Third Party Transaction. Camden continues to provide property management services for these assets.

     On April 15, 1997, the Company acquired through a tax-free merger, Paragon Group, Inc. ("Paragon"), a Dallas-based multifamily REIT. The acquisition increased the size of the Company's portfolio from 53 to 103 multifamily properties, and from 19,389 to 35,364 apartment homes (the "Paragon Acquisition"). Each share of Paragon common stock outstanding on April 15, 1997 was exchanged for 0.64 shares of the Company's common shares. The Company issued
9.5 million shares in exchange for all of the outstanding shares of Paragon common stock and 2.4 million limited partnership units ("OP Units") in Camden Operating, L.P. (the "Operating Partnership") and assumed approximately $296 million of Paragon debt, at fair value, in connection with the Paragon Acquisition. The accompanying consolidated financial statements include the operations of Paragon since April 1, 1997, the effective date of the Paragon Acquisition for accounting purposes.

     The Company's multifamily property portfolio, excluding land held for future development and joint venture properties not managed by the Company, at December 31, 1998, 1997 and 1996 is summarized as follows:


                                                    1998 (a)                        1997                          1996
                                          ---------------------------- ----------------------------- ------------------------------
                                          Apartment                     Apartment                     Apartment
                                            Homes    Properties  % (b)    Homes     Properties % (b)    Homes    Properties  % (b)
                                          --------- ------------ ----- ------------ ---------- ----- ---------- ------------ ------

Operating Properties
Texas
   Houston                                     6,345       15      13%       6,345       16      18%       6,987       18      36%
   Dallas (c) (d)                              9,381       26      17        9,381       26      24        6,045       16      31
   Austin                                      1,745        6       4        1,745        6       5        1,745        6       9
   Other                                       1,641        5       3        1,585        5       4        1,585        5       8
                                          -----------  -------  ------  -----------   ------   -----  -----------   ------  -------
       Total Texas Operating Properties       19,112       52      37       19,056       53      51       16,362       45      84
Arizona                                        2,326        7       5        1,894        5       5        1,249        3       7
California                                     1,272        3       3
Colorado (c)                                   1,972        6       3
Florida                                        7,261       17      14        6,355       17      18
Kentucky                                       1,142        5       2        1,142        5       3
Missouri                                       3,327        8       7        3,487       10      10
Nevada (c)                                    12,163       41      14
North Carolina (c) (d)                         2,735       10       4        2,735       10       6
                                          -----------  -------  ------  -----------   ------   -----  -----------   ------  -------
       Total Operating Properties             51,310      149      89       34,669      100      93       17,611       48      91
                                          -----------  -------  ------  -----------   ------   -----  -----------   ------  -------

Properties Under Development
Texas
   Houston                                     2,213        5       4        1,365        3       4          758        2       4
   Dallas                                        600        1       1                                        732        2       4
                                          -----------  -------  ------  -----------   ------   -----  -----------   ------  -------
       Total Texas Development Properties      2,813        6       5        1,365        3       4        1,490        4       8

Arizona                                          325        1       1          240        1       1          288        1       1
California                                       380        1       1
Colorado                                         558        2       1
Florida                                        1,150        3       2          306        1       1
Kentucky                                         432        1       1          432        1       1
                                          -----------  -------  ------  -----------   ------   -----  -----------   ------  -------
       Total Properties Under Development      5,658       14      11        2,343        6       7        1,778        5       9
                                          -----------  -------  ------  -----------   ------   -----  -----------   ------  -------
       Total Properties                       56,968      163     100%      37,012      106     100%      19,389       53     100%
                                                       =======  ======                ======   =====                ======  =======
Less: Joint Venture
     Apartment Homes (c) (d)                   6,704                         1,264
                                          -----------                   -----------                   -----------
Total Apartment Homes
     - Owned 100%                             50,264                        35,748                        19,389
                                          ===========                   ===========                   ===========

  (a) Includes the combination of operations at December 31, 1998 of two adjacent properties in Nevada, which were acquired in the Oasis Merger, two adjacent properties in Houston and two adjacent properties in Florida.
  (b) Based on number of apartment homes owned 100%.
  (c) The 1998 figures include properties held in joint ventures as follows: one property with 708 apartment homes in Dallas and two properties with 556 apartment homes in North Carolina in which the company owns a 44% interest, one property with 321 apartment homes in Colorado in which the company owns a 50% interest, and 19 properties with 5,119 apartment homes in Nevada in which the company owns a 20% interest.
  (d) The 1997 figures include properties held in a joint venture as follows: one property with 708 apartment homes in Dallas and two properties with 556 apartment homes in North Carolina in which the company owns a 44% interest.

      At December 31, 1998, the Company had one property under lease-up as follows:


                                                                                                         Estimated
                                           Product      Number of        % Leased        Date of          Date of
         Property and Location              Type     Apartment Homes    at 1/27/99     Completion      Stabilization
----------------------------------------- ---------- ----------------- -------------  --------------  -----------------
The Park at Towne Center
   Glendale, AZ                            Garden          240               78%           4Q98              2Q99


             At December 31, 1998, the Company had 14 development properties in various stages of construction as follows:


                                                  Product      Number of      Estimated      Estimated      Estimated
                                                   Type        Apartment        Cost          Date of         Date of
Property and Location                                            Homes     ($ millions) *   Completion    Stabilization
-------------------------------------------     ------------ ------------- --------------  ------------  ---------------
Renaissance Pointe II
   Orlando, FL                                    Garden            306      $     17.3        1Q99            3Q99
The Park at Goose Creek
   Baytown, TX                                  Affordable          272            11.8        2Q99            4Q99
The Park at Midtown
   Houston, TX                                     Urban            337            21.5        2Q99            4Q99
The Park at Interlocken
   Denver, CO                                     Garden            340            34.9        3Q99            1Q00
The Park at Holly Springs
   Houston, TX                                    Garden            548            37.1        3Q99            3Q00
The Park at Caley
   Denver, CO                                      Urban            218            18.3        4Q99            1Q00
The Park at Oxmoor
   Louisville, KY                                 Garden            432            22.1        4Q99            3Q00
The Park at Greenway
   Houston, TX                                     Urban            756            55.7        4Q99            4Q00
The Park at Arizona Center
   Phoenix, AZ                                     Urban            325            22.0        1Q00            3Q00
The Park at Lee Vista
   Orlando, FL                                    Garden            492            32.8        1Q00            4Q00
The Park at Mission Viejo
   Mission Viejo, CA                              Garden            380            42.0        2Q00            4Q00
The Park at Farmers Market, Phase I
   Dallas, TX                                      Urban            600            45.9        4Q00            3Q01
                                                              ----------      ----------
                                                                  5,006           361.4

Marina Pointe II                                                                               To Be          To Be
   Tampa, FL                                      Garden            352            25.2     Determined      Determined
The Park at Steeplechase                                                                       To Be          To Be
   Houston, TX                                  Affordable          300            13.5     Determined      Determined
                                                              ----------     -----------
                  Total for 14 development properties             5,658      $    400.1
                                                              ==========     ===========

     * At December 31, 1998, the Company had incurred $182.3 million of the estimated $400.1 million.

     Camden has diversified into other markets in the Southwest region and into the Southeast, Midwest and Western regions of the United States. At December 31, 1998 and 1997, the Company's investment in the various geographic areas, excluding investment in joint ventures, was as follows:

(Dollars in thousands)
                                                                          1998                     1997
                                                                   -------------------      ------------------
Texas
   Houston                                                         $    347,069    14%      $   265,404    19%
   Dallas                                                               370,538    15           321,101    23
   Austin                                                                67,832     3            66,365     5
   Other                                                                 57,705     2            53,462     4
                                                                   ------------- -----      ------------ -----
              Total Texas Properties                                    843,144    34           706,332    51
                                                                   ------------- -----      ------------ -----
Arizona                                                                 133,047     5           102,520     8
California                                                              139,602     6
Colorado                                                                158,837     7             3,083
Florida                                                                 376,235    15           240,008    17
Kentucky                                                                 56,954     2            55,210     4
Missouri                                                                169,741     7           173,939    13
Nevada                                                                  487,679    20
North Carolina                                                           90,219     4           100,957     7
                                                                   ------------- -----      ------------ -----
              Total Properties                                     $  2,455,458   100%      $ 1,382,049   100%
                                                                   ============= =====      ============ =====

LIQUIDITY AND CAPITAL RESOURCES

     Financial Structure. The Company intends to continue maintaining what management believes to be a conservative capital structure by: (i) using a prudent combination of debt, common and preferred equity; (ii) extending and sequencing the maturity dates of its debt where possible; (iii) managing interest rate exposure using fixed rate debt and hedging, where appropriate;
(iv) borrowing on an unsecured basis; (v) maintaining a substantial number of unencumbered assets; and (vi) maintaining conservative coverage ratios. The interest coverage ratio was 3.8 times and 3.6 times for the years ended December 31, 1998 and 1997, respectively. At December 31, 1998 and 1997, 73.2% and 78.9%,
respectively, of the Company's properties (based on invested capital) were unencumbered.

     Liquidity. The Company intends to meet its short-term liquidity requirements through cash flows provided by operations, its unsecured lines of credit (the "Unsecured Lines of Credit") described in the Financial Flexibility section and other short-term borrowings. The Company uses common and preferred equity capital and senior unsecured debt to refinance maturing secured debt and borrowings under its Unsecured Lines of Credit. As of December 31, 1998, the Company had $18 million available under the Unsecured Lines of Credit. Subsequent to December 31, 1998, the Company added an additional $75 million in capacity to its Unsecured Lines of Credit, increasing its total capacity to $275 million, raised an additional $39.5 million from the sale of senior unsecured notes, and completed the private placement of $100 million of its perpetual preferred units. The Company filed a universal shelf registration statement in April 1997 providing for the issuance of up to $500 million in equity, debt, preferred or convertible securities, of which $275 million remains unused. Additionally, in March 1997 the Company implemented a $196 million medium-term note program used to provide intermediate and long-term, unsecured publicly-traded debt financing. Finally, the Company has significant unencumbered real estate assets which could be sold or used as collateral for financing purposes should other sources of capital not be available. The Company considers its ability to generate cash to be sufficient, and expects to be able to meet future operating cash requirements and to pay distributions to shareholders and partners.

     On January 15, 1999, the Company paid a distribution of $0.505 per share for the fourth quarter of 1998 to all holders of record of Camden's common shares as of December 22, 1998, and paid an equivalent amount per unit to holders of OP Units. Total distributions to common shareholders and holders of OP Units for the year ended December 31, 1998 were $2.02 per share for holders who held common shares and OP Units for the full year. For the period from January 1, 1998 through the date of the Oasis Merger, Oasis paid distributions of $0.4525 per share to common shareholders. The Company determines the amount of cash available for distribution in accordance with the partnership agreements and has distributed and intends to continue to make distributions to the holders of OP Units in amounts equivalent to the per share distributions paid to holders of common shares. The Company intends to continue shareholder distributions in accordance with REIT qualification requirements under the federal tax code while maintaining what management believes to be a conservative payout ratio, and expects to continue reducing the payout ratio by raising the distributions at a rate which is less than the funds from operations ("FFO") growth rate.

     On February 15, 1999, the Company paid a quarterly dividend on its Preferred Shares, which were reissued for Oasis Preferred Stock in conjunction with the merger of Oasis. The dividend in the amount of $0.5625 per share was paid to all preferred shareholders of record as of December 22, 1998. Total dividends to holders of Preferred Shares from the date of the Oasis Merger through December 31, 1998 were $1.6875 per share. For the period from January 1, 1998 through the date of the Oasis Merger, Oasis paid dividends of $0.5625 per share to preferred shareholders.

     Financial Flexibility. The Company concentrates its growth efforts toward selective development and acquisition opportunities in its core markets, and through the acquisition of existing operating portfolios and development properties in selected new markets. During 1998, the Company incurred $193.2 million in development costs and $139.2 million in acquisition costs. In addition, Camden issued 12.4 million common shares, 4.2 million Preferred Shares and assumed $484 million of indebtedness, at fair value, to purchase Oasis. The Company has announced plans to develop 14 additional properties at an aggregate cost of approximately $400.1 million, of which $182.3 million had been incurred through December 31, 1998. The Company funds its developments and acquisitions through a combination of equity capital, partnership units, medium-term notes, construction loans, other debt securities and the Unsecured Lines of Credit. The Company also seeks to selectively dispose of assets that are not in core markets, have a lower projected net operating income growth rate than the overall portfolio, or no longer conform to the Company's operating and investment strategies. The $275.5 million in net proceeds received from these asset disposals, including the Third Party Transaction, during 1998 were reinvested in acquisitions and developments, used to retire debt and used to repurchase the Company's common shares.

     The Company's Unsecured Lines of Credit mature July 1999 through July 2000. Prior to maturity, the Company intends to have these notes extended, renegotiated or repaid. The scheduled interest rates on the loans currently range from LIBOR plus 95 basis points to prime. These scheduled rates are subject to change as the Company's credit ratings change. Advances under the Unsecured Lines of Credit may be priced at the scheduled rates, or the Company may enter into bid rate loans ("Bid Rate Loans") with participating banks at rates below the scheduled rates. These Bid Rate Loans have terms of six months or less and may not exceed the lesser of $75 million or the remaining amount available under the Unsecured Lines of Credit. The Unsecured Lines of Credit are subject to customary financial covenants and limitations. As an alternative to its Unsecured Lines of Credit, the Company from time to time borrows using competitively bid unsecured short-term notes with lenders who may or may not be a part of the Unsecured Lines of Credit bank groups. Such borrowings vary in term and pricing and are typically priced at interest rates below those available under the Unsecured Lines of Credit.

     As a result of the Oasis Merger, the Company assumed $228 million in conventional mortgage loans with interest rates currently ranging from 5 3/4% to 8 5/8%. As of December 31, 1998, $201 million of the conventional mortgage loans assumed remained outstanding.

     In conjunction with the Oasis Merger, Camden assumed $150 million in senior unsecured notes payable issued by Oasis in November 1996. These notes are due in equal increments in November 2001, 2003, 2006 and bear interest at annual rates ranging from 6 3/4% to 7 1/4%, payable quarterly.

     Proceeds from the Third Party Transaction were used to reduce outstanding debt by $124 million, including $9.9 million of existing indebtedness and approximately $114 million on the Unsecured Lines of Credit, and $112 million was set aside into an escrow account which was used to complete tax-free exchange property acquisitions, retire debt and repurchase the Company's common shares.

     In October 1998, the Company issued $102 million principal amounts of senior unsecured notes from its $196 million medium-term note shelf registration. These fixed rate notes, due in October 2000, bear interest at a weighted average rate of 7.19 %, payable semiannually on March 15 and September
15. The net proceeds were used to liquidate the $75 million Reset Notes, pay off certain mortgage notes payable, and reduce indebtedness incurred under the Unsecured Lines of Credit. At December 31, 1998, $69 million of the medium-term note program remained unused.

     Subsequent to December 31, 1998, the Company issued $39.5 million principal amounts of senior unsecured notes from its $196 million medium-term note shelf registration. These fixed rate notes, due in January 2002 through January 2009, respectively, bear interest at a weighted average rate of 7.07%, payable semiannually on January 15 and July 15. The net proceeds were used to reduce indebtedness outstanding under the Unsecured Lines of Credit.

     On February 23, 1999, the Operating Partnership issued $100 million of 8.5% Series B Cumulative Redeemable Perpetual Preferred Units ("Preferred Units"). The Preferred Units are redeemable for cash by the Operating Partnership on or after the fifth anniversary of issuance at par plus the amount of any accumulated and unpaid distributions. The Preferred Units are convertible after 10 years by the holder into registered preferred shares of the Company. The Preferred Units are subordinate to present and future debt of the Operating Partnership and the Company.

MARKET RISK

     The Company uses fixed and floating rate debt to finance acquisitions, developments and maturing debt. These transactions expose the Company to market risk related to changes in interest rates. Derivative financial instruments, specifically interest rate swap agreements, are occasionally used to manage this risk. The Company currently has a $25 million interest rate swap agreement designated as a partial hedge of floating rate debt. The swap is scheduled to mature in July 2000, but the issuing bank has an option to extend this agreement to July 2002. The LIBOR rate is fixed at 6.1%, resulting in a fixed rate equal to 6.1% plus the actual LIBOR spread on the related indebtedness. The Company's policy as to the occasional use of derivative financial instruments in managing market risk exposures is consistent with the prior year and is not expected to change in future years. The Company does not use derivative financial instruments for trading purposes.

     For fixed rate debt, interest rate changes affect the fair market value but do not impact net income to common shareholders or cash flows. Conversely, for floating rate debt, interest rate changes generally do not affect the fair market value but do impact net income to common shareholders and cash flows, assuming other factors are held constant.

     At December 31, 1998, after adjusting for the effect of the interest rate swap agreement, Camden had fixed rate debt of $781.3 million and floating rate debt of $221.3 million. Holding other variables constant (such as debt levels), a one percentage point variance in interest rates would change the unrealized fair market value of the fixed rate debt by approximately $30 million. The net income to common shareholders and cash flows impact on the next year resulting from a one percentage point variance in interest rates on floating rate debt would be approximately $2.2 million, holding all other variables constant.

FUNDS FROM OPERATIONS

     Management considers FFO to be an appropriate measure of performance of an equity REIT. The National Association of Real Estate Investment Trusts currently defines FFO as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. In addition, extraordinary or unusual items, along with significant non-recurring events that materially distort the comparative measure of FFO are typically disregarded in its calculation. The Company's definition of FFO also assumes conversion at the beginning of the period of all convertible securities, including minority interests, which are convertible into common equity.

     The Company believes that in order to facilitate a clear understanding of the consolidated historical operating results of the Company, FFO should be examined in conjunction with net income as presented in the consolidated financial statements and data included elsewhere in this report. FFO is not defined by generally accepted accounting principles. FFO should not be considered as an alternative to net income as an indication of the Company's operating performance or to net cash provided by operating activities as a measure of the Company's liquidity. Further, FFO as disclosed by other REITs may not be comparable to the Company's calculation. Camden's FFO for the year ended December 31, 1998 increased $62.2 million over 1997 primarily due to the Oasis Merger, the Paragon Acquisition, property acquisitions, developments and improvements in the performance of the stabilized properties in the portfolio. The calculation of FFO for the two years ended December 31, 1998 follows:


                                                                               1998         1997
                                                                             ---------   ----------
(In thousands)
Net income to common shareholders                                            $ 47,962    $  38,438
Real estate depreciation                                                       76,740       43,769
Minority interests                                                              1,322        1,655
Real estate depreciation from unconsolidated ventures                           2,253          906
Interest on convertible subordinated debentures                                   317          670
Amortization of deferred costs on convertible debentures                           31           88
Preferred share dividends                                                       9,371
Gain on sales of properties                                                                (10,170)
Losses related to early retirement of debt                                                     397
                                                                             ---------   ----------
    Funds from operations                                                    $137,996    $  75,753
                                                                             =========   ==========
Weighted average number of common and common dilutive and
antidilutive equivalent shares outstanding                                     46,779       28,882


RESULTS OF OPERATIONS

     Changes in revenues and expenses related to the operating properties from period to period are primarily due to the Oasis Merger, the Paragon Acquisition, property acquisitions, developments, dispositions and improvements in the performance of the stabilized properties in the portfolio. Where appropriate, comparisons are made on a dollars-per-weighted-average-apartment homes basis in order to adjust for such changes in the number of apartment homes owned during each period. Selected weighted average revenues and expenses per operating apartment home for the three years ended December 31, 1998 are as follows:


                                                                                1998        1997         1996
                                                                            ------------ ----------- ------------
Rental income per apartment home per month                                   $      591  $      535   $      508
Property operating and maintenance per apartment home per year               $    2,290  $    2,414   $    2,339
Real estate taxes per apartment home per year                                $      742  $      718   $      760
Weighted average number of operating apartment homes                             42,411      29,280       17,362


1998 COMPARED TO 1997

     The changes in operating results from 1997 to 1998 are primarily due to the Oasis Merger, the Paragon Acquisition, development of five properties aggregating 2,074 apartment homes, the acquisition of seven properties containing 3,123 apartment homes, the disposition of 11 properties containing 2,986 apartment homes and an increase in net operating income generated by the stabilized portfolio. The weighted average number of apartment homes increased by 13,131 apartment homes, or 44.8%, from 29,280 to 42,411 for the years ended December 31, 1997 and 1998, respectively. Total operating properties were 97 and 126 at December 31, 1997 and 1998, respectively. The weighted average number of apartment homes and the operating properties exclude the impact of the Company's ownership interest in operating properties and apartment homes owned in joint ventures.

     Rental income per apartment home per month increased $56, or 10.5%, from $535 to $591 for the years ended December 31, 1997 and 1998, respectively. The increase was primarily due to increased revenue growth from the stabilized real estate portfolio, higher average rental rates on properties added to the portfolio through the Oasis Merger, the seven acquired properties and completion of new development properties.

     Other property income increased $8.6 million from $9.4 million to $18.1 million for the years ended December 31, 1997 and 1998, respectively. This increase in other property income was due to a larger number of apartment homes owned and in operation and a $2.9 million increase from new revenue sources such as telephone, cable and water.

     Property operating and maintenance expenses increased $26.5 million, from $70.7 million to $97.1 million, but decreased as a percent of total property income from 35.8% to 30.5% for the years ended December 31, 1997 and 1998, respectively. The Company's operating expense ratios decreased from the prior year primarily as a result of operating efficiencies resulting from operating a larger portfolio and the impact of the Company's April 1, 1998 adoption of a new accounting policy, whereby expenditures for carpet, appliances and HVAC unit replacements are expensed in the first five years of a property's life and capitalized thereafter. Prior to the adoption of this policy, the Company had been expensing these costs. Had this policy change not been adopted, the 1998 operating expense ratio would have been 32.0%.

     Real estate taxes increased $10.4 million from $21.0 million to $31.5 million for the years ended December 31, 1997 and 1998, respectively, which represents an annual increase of $24 per apartment home. Real estate taxes per apartment home have increased due to increases in the valuations of renovated, acquired and developed properties, and increases in property tax rates. This increase per apartment home was partially offset by lower property taxes in the portfolio added through the Oasis Merger.

     General and administrative expenses increased from $4.4 million in 1997 to $8.0 million in 1998, and increased as a percent of revenues from 2.2% to 2.5%. The general and administrative expense ratio increase is mainly attributable to the impact of the Company's March 20, 1998 adoption of Issue No. 97-11, Accounting for Internal Costs Relating to Real Estate Property Acquisitions, discussed in Note 2 in the Company's consolidated financial statements, which was partially offset by efficiencies resulting from operating a larger portfolio.

     Interest expense increased from $28.5 million in 1997 to $50.5 million in 1998 due to increased indebtedness related to the Oasis Merger, the Paragon Acquisition, completed developments, renovations and property acquisitions. This increase was partially offset by reductions in average interest rates on the Company's debt, the equity offering that occurred in July 1997 and property dispositions. Interest capitalized was $9.9 million and $3.3 million for the years ended December 31, 1998 and 1997, respectively.

     Depreciation and amortization increased from $44.8 million to $78.1 million. This increase was due primarily to the Oasis Merger, the Paragon Acquisition, developments, renovations and property acquisitions.

     Gain on sales of properties decreased $10.2 million due to the December 1997 disposition of four properties containing 1,400 apartment homes. Dispositions in 1998 resulted in no book gain or loss.

1997 COMPARED TO 1996

     The changes in operating results from 1996 to 1997 are primarily due to the Paragon Acquisition, development of ten properties aggregating 3,823 apartment homes, and an increase in net operating income generated by the stabilized portfolio. The weighted average number of apartment homes increased by 11,918 apartment homes, or 68.6%, from 17,362 to 29,280 for the years ended December 31, 1996 and 1997, respectively. Total operating properties were 48 and 97 at December 31, 1996 and 1997, respectively. The 29,280 weighted average apartment homes and the 97 operating properties exclude the impact of the Company's ownership interest in 1,264 apartment homes on three properties owned in joint ventures.

     Rental income per apartment home per month increased $27, or 5.3%, from $508 to $535 for the years ended December 31, 1996 and 1997, respectively. The increase was primarily due to increased revenue growth from the stabilized real estate portfolio, higher average rental rates on properties added to the portfolio through the Paragon Acquisition and completion of new development properties.

     Other property income increased $5.0 million from $4.5 million to $9.4 million for the years ended December 31, 1996 and 1997, respectively. This increase in other property income was due to a larger number of apartment homes owned and in operation and a $2.2 million increase from new revenue sources such as telephone, cable and water.

     Property operating and maintenance expenses increased $30.1 million, from $40.6 million to $70.7 million, but decreased as a percent of total property income from 36.8% to 35.8% for the years ended December 31, 1996 and 1997, respectively. The Company's operating expense ratios decreased from the prior year primarily as a result of operating efficiencies resulting from operating a larger portfolio together with savings in utilities and other costs.

     Real estate taxes increased $7.8 million from $13.2 million to $21.0 million for the years ended December 31, 1996 and 1997, respectively, which represents an annual decrease of $42 per apartment home. Real estate taxes per apartment home have decreased due to lower property taxes for the Company's properties outside of Texas. This decrease per apartment home was offset by increases in the valuations of renovated, acquired and developed properties, and increases in property tax rates.

     General and administrative expenses increased from $2.6 million in 1996 to $4.4 million in 1997, and decreased slightly as a percent of revenues from 2.4% to 2.2%.

     Interest expense increased from $17.3 million in 1996 to $28.5 million in 1997 due to increased indebtedness related to the Paragon Acquisition, completed developments and renovations. This increase was partially offset by reductions in average interest rates on the Company's debt and an equity offering that occurred in July 1997. Interest capitalized was $3.3 million and $4.1 million for the years ended December 31, 1997 and 1996, respectively.

     Depreciation and amortization increased from $23.9 million to $44.8 million primarily due to the Paragon Acquisition, developments and renovations.

     Gain on sales of properties increased $10.2 million due to the gain on disposition of four properties containing 1,400 apartment homes in December 1997.

INFLATION

     The Company leases apartments under lease terms generally ranging from six to thirteen months. Management believes that such short-term lease contracts lessen the impact of inflation due to the ability to adjust rental rates to market levels as leases expire.

YEAR 2000 CONVERSION

     Camden has recognized the need to ensure that its computer equipment and software ("computer systems"), other equipment and operations will not be adversely impacted by the change to the calendar Year 2000. As such, the Company has taken steps to identify and resolve potential areas of risk by implementing a comprehensive Year 2000 action plan. The plan is divided into four phases: identification, assessment, notification/certification, and testing/contingency plan development; and includes three major elements: computer systems, other equipment and third parties. The Company is on the fourth phase for its computer systems, and the third phase for its other equipment and third party services.

     The Company believes that the Year 2000 issue will not pose significant operating problems for the Company's computer systems, since the significant computer equipment and software products the Company utilizes are already compliant and are being converted or modified by March 31, 1999 as part of system upgrades unrelated to the Year 2000 issue. The Company is in the process of developing a contingency plan which will permit its primary computer systems operations to continue if the testing of such conversions and modifications are not completed by March 31, 1999.

     The total cost to the Company of addressing the Year 2000 issues with respect to its own computer systems, other equipment and operations is expected to be minimal because the Company is not performing its computer systems upgrades and conversions to address the Year 2000 issues. Additionally, the majority of Year 2000 issues are being addressed by use of internal resources and the Company does not separately track such internal costs which are principally payroll and related costs. The Company's minimal cost estimate does not include time and costs that may be incurred by the Company as a result of the failure of any third parties to become Year 2000 ready or costs to implement any contingency plans.

     The Company is communicating with its key third party service providers and vendors, including those who have previously sold equipment to the Company, to obtain information and compliance certificates, if possible, regarding their state of readiness with respect to the Year 2000 issue. Failure of certain third parties to remediate Year 2000 issues affecting their respective businesses on a timely basis, or to implement contingency plans sufficient to permit uninterrupted continuation of their businesses in the event of a failure of their systems, could have a material adverse impact on the Company's business and results of operations. However, failure of third parties to remediate Year 2000 issues affecting the Company's previously purchased equipment is not expected to have a material adverse impact on the Company's business or results of operations. Final determination of third party Year 2000 readiness is expected to be substantially complete in early 1999, however, none of the responses received from third party service providers as of January 26, 1999 have indicated any problem with bringing their services into Year 2000 compliance. The Company intends to continue to monitor the progress made by third parties, test critical system interfaces and formulate appropriate contingency and business continuation plans to address third party issues identified through its evaluations and assessments.

     The Company presently believes that the most reasonably likely worst case scenario with respect to the Year 2000 issues is the failure of third party service providers, including utility suppliers and banks, to become Year 2000 compliant. This could result in interruptions in services to the Company's apartment communities for a period of time and could adversely affect the Company's access to credit and money markets which, in turn, could result in loss of normal operating capacity by the Company. If the Company's computer systems completely fail, the Company would be able to continue affected functions either manually or through non-Year 2000 compliant systems. The Company does not believe that the increased costs associated with such interruptions could exceed $1 million.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, which requires recognition of all derivatives as either assets or liabilities in the financial statements and measurement of those instruments at fair value. SFAS No. 133 is effective for all periods beginning after June 15, 1999. Management is evaluating what, if any, effect on the Company's consolidated financial statements will occur upon the implementation of SFAS No. 133.

INDEPENDENT AUDITORS' REPORT


To the Shareholders of Camden Property Trust

We have audited the accompanying consolidated balance sheets of Camden Property Trust as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the management of Camden Property Trust. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Camden Property Trust at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP

Houston, Texas
January 26,  1999  (except  for  Notes  3, 6, 11 and 12 as to which  the date is
   February 23, 1999)

                              CAMDEN PROPERTY TRUST
                          CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

                                                                                            December 31,
                                                                                    ------------------------------
                                                                                         1998           1997
                                                                                    -------------- ---------------
Assets
Real estate assets, at cost
   Land                                                                             $     321,752  $     182,909
   Buildings and improvements                                                           1,917,026      1,155,335
                                                                                    -------------- --------------
                                                                                        2,238,778      1,338,244
   Less: accumulated depreciation                                                        (167,560)       (94,665)
                                                                                    -------------- --------------
      Net operating real estate assets                                                  2,071,218      1,243,579
   Properties under development, including land                                           216,680         43,805
   Investment in joint ventures                                                            32,484         15,089
                                                                                    -------------- --------------
                                                                                        2,320,382      1,302,473

Accounts receivable - affiliates                                                              831            950
Notes receivable - affiliates                                                               1,800          1,796
Other assets, net                                                                          15,036          7,885
Cash and cash equivalents                                                                   5,647          6,468
Restricted cash-- escrow deposits                                                           4,286          4,048
                                                                                    -------------- --------------
          Total assets                                                              $   2,347,982  $   1,323,620
                                                                                    ============== ==============

Liabilities and Shareholders' Equity
Liabilities
   Notes payable:
      Unsecured                                                                     $     632,923  $     316,941
      Secured                                                                             369,645        163,813
   Accounts payable                                                                        24,180         13,698
   Accrued real estate taxes                                                               21,474         16,568
   Accrued expenses and other liabilities                                                  28,278         15,881
   Distributions payable                                                                   25,735         16,805
                                                                                    -------------- --------------
          Total liabilities                                                             1,102,235        543,706

Minority Interests                                                                         71,783         63,325
7.33% Convertible Subordinated Debentures                                                   3,576          6,025

Shareholders' Equity
  Preferred shares of beneficial interest; $2.25 Series A Cumulative Convertible,
     $0.01 par value per share, liquidation preference of $25 per share, 10,000
     shares authorized, 4,165 issued and outstanding at December 31, 1998                      42
  Common  shares of  beneficial  interest;  $0.01 par value per  share;  100,000 shares authorized; 45,123 and 31,954 issued at
     December 31, 1998 and 1997, respectively                                                  447            317
  Additional paid-in capital                                                            1,299,539        780,738
  Distributions in excess of net income                                                   (98,897)       (63,526)
  Unearned restricted share awards                                                        (10,039)        (6,965)
  Less: treasury shares, at cost               `                                          (20,704)
                                                                                    -------------- --------------
          Total shareholders' equity                                                    1,170,388        710,564
                                                                                    -------------- --------------
          Total liabilities and shareholders' equity                                $   2,347,982  $   1,323,620
                                                                                    ============== ==============

                 See Notes to Consolidated Financial Statements.

                              CAMDEN PROPERTY TRUST
                      CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

                                                                                Year Ended December 31,
                                                                        -----------------------------------------
                                                                           1998           1997           1996
                                                                        -----------    -----------    -----------
REVENUES
  Rental income                                                         $  300,632     $  187,928     $  105,785
  Other property income                                                     18,093          9,446          4,453
                                                                        -----------    -----------    -----------
     Total property income                                                 318,725        197,374        110,238
  Equity in income of joint ventures                                         1,312          1,141
  Fee and asset management                                                   1,552            743            949
  Other income                                                               2,250            531            419
                                                                        -----------    -----------    -----------
     Total revenues                                                        323,839        199,789        111,606
                                                                        -----------    -----------    -----------

EXPENSES
  Property operating and maintenance                                        97,137         70,679         40,604
  Real estate taxes                                                         31,469         21,028         13,192
  General and administrative                                                 7,998          4,389          2,631
  Interest                                                                  50,467         28,537         17,336
  Depreciation and amortization                                             78,113         44,836         23,894
                                                                        -----------    -----------    -----------
     Total expenses                                                        265,184        169,469         97,657
                                                                        -----------    -----------    -----------

INCOME BEFORE GAIN ON SALES OF PROPERTIES, LOSSES RELATED TO EARLY
  RETIREMENT OF DEBT AND MINORITY INTERESTS                                 58,655         30,320         13,949
GAIN ON SALES OF PROPERTIES                                                                10,170            115
LOSSES RELATED TO EARLY RETIREMENT OF DEBT                                                   (397)        (5,351)
                                                                        -----------    -----------    -----------
INCOME BEFORE MINORITY INTERESTS                                            58,655         40,093          8,713
MINORITY INTERESTS                                                          (1,322)        (1,655)
                                                                        -----------    -----------    -----------
NET INCOME                                                                  57,333         38,438          8,713
PREFERRED SHARE DIVIDENDS                                                   (9,371)                           (4)
                                                                        -----------    -----------    -----------
NET INCOME TO COMMON SHAREHOLDERS                                       $   47,962     $   38,438     $    8,709
                                                                        ===========    ===========    ===========

BASIC EARNINGS PER SHARE                                                $     1.16     $     1.46     $     0.59
DILUTED EARNINGS PER SHARE                                              $     1.12     $     1.41     $     0.58

DISTRIBUTIONS DECLARED PER COMMON SHARE                                 $     2.02     $     1.96     $     1.90

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                        41,174         26,257         14,849
WEIGHTED AVERAGE NUMBER OF COMMON AND COMMON DILUTIVE
  EQUIVALENT SHARES OUTSTANDING                                             44,183         28,356         14,979

                 See Notes to Consolidated Financial Statements.

                              CAMDEN PROPERTY TRUST
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except per share amounts)

                                                           Preferred    Common                                 Unearned
                                                           Shares of   Shares of   Additional  Distributions  Restricted
                                                           Beneficial  Beneficial   Paid-In    in Excess of      Share     Treasury
                                                            Interest    Interest    Capital     Net Income       Awards     Shares
                                                           ----------  ----------  ----------  -------------  -----------  --------
SHAREHOLDERS' EQUITY, JANUARY 1, 1996                      $           $   145     $  299,808   $  (29,625)    $  (2,499)   $

   Net income to common shareholders                                                                 8,709
   Public offering of 1,090 common shares                                   11         27,580
   Common shares issued under dividend reinvestment plan                                   31
   Conversion of debentures                                                  6         15,814
   Restricted shares issued under benefit plan (82 shares)                   1          2,074                     (1,062)
   Common share options exercised (71 shares)                                1          1,272
   Conversion of preferred shares                                            1          1,952
   Other                                                                                 (192)
   Cash distributions ($1.90 per share)                                                            (28,599)
                                                           ----------  ----------  ----------  -------------  -----------  ---------
SHAREHOLDERS' EQUITY, DECEMBER 31, 1996                                    165        348,339      (49,515)       (3,561)
                                                           ----------  ----------  ----------  -------------  -----------  ---------
   Net income to common shareholders                                                                38,438
   Common shares issued in Paragon Acquisition (9,466 shares)               95        262,275
   Public offering of 4,830 common shares                                   48        142,579
   Common shares issued under dividend reinvestment plan                                   38
   Conversion of debentures                                                  9         21,061
   Restricted shares issued under benefit plan (194 shares)                  2          5,519                     (3,407)
   Restricted shares placed into Rabbi Trust (261 shares)                   (3)                                        3
   Common share options exercised (33 shares)                                1            773
   Conversion of Operating Partnership units                                              154
   Cash distributions ($1.96 per share)                                                            (52,449)
                                                           ----------  ----------  ----------  -------------  -----------  ---------
SHAREHOLDERS' EQUITY, DECEMBER 31, 1997                                    317        780,738      (63,526)       (6,965)
                                                           ----------  ----------  ----------  -------------  -----------  ---------
   Net income to common shareholders                                                                47,962
   Common shares issued in Oasis Merger (12,393 shares)                    124        395,404
   Preferred shares issued in Oasis Merger (4,165 shares)        42                   104,083
   Common shares issued under dividend reinvestment plan                                   35
   Conversion of debentures                                                  1          2,408
   Restricted shares issued (232 shares)                                     2          6,675                     (3,076)
   Employee Stock Purchase Plan                                                          (136)
   Restricted shares placed into Rabbi Trust (236 shares)                   (2)                                        2
   Common share options exercised (82 shares)                                1            428
   Conversion of Operating Partnership units                                 4          9,904
   Repurchase of common shares (801 shares)                                                                                (20,704)
   Cash distributions ($2.02 per share)                                                            (83,333)
                                                           ---------  -----------  -----------  ------------  ----------- ----------
SHAREHOLDERS' EQUITY, DECEMBER 31, 1998                    $     42   $    447     $1,299,539    $ (98,897)   $  (10,039) $(20,704)
                                                           =========  ===========  ===========   ==========   =========== ==========

                See Notes to Consolidated Financial Statements.

                             CAMDEN PROPERTY TRUST
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

                                                                                              Year Ended December 31,
                                                                                        ------------------------------------
                                                                                           1998        1997         1996
                                                                                        ----------- ----------- ------------
Cash Flow from Operating Activities
  Net income                                                                            $   57,333  $   38,438   $    8,713
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                           78,113      44,836       23,894
    Equity in income of joint ventures, net of cash received                                 1,278         929
    Gain on sales of properties                                                                        (10,170)        (115)
    Losses related to early retirement of debt                                                             397        5,351
    Minority interests                                                                       1,322       1,655
    Accretion of discount on unsecured notes payable                                           169         142           72
    Net change in operating accounts                                                           204     (10,253)       3,352
                                                                                        ----------- ----------- ------------
          Net cash provided by operating activities                                        138,419      65,974       41,267

Cash Flow from Investing Activities
    Cash of Oasis and Paragon at acquisition                                                 7,253       9,847
    Net proceeds from Third Party Transaction                                              226,128
    Increase in real estate assets                                                        (335,567)   (133,206)     (71,288)
    Net proceeds from sales of properties                                                   42,513      37,826       29,794
    Net proceeds from sale of joint venture                                                  6,841
    Increase in investment in joint ventures                                                (4,922)
    Decrease in investment in joint ventures                                                 1,478       4,624
    Net decrease (increase) in affiliate notes receivable                                    5,389       7,749          (73)
    Other                                                                                   (4,126)       (549)        (130)
                                                                                         ----------- ----------- ------------
          Net cash used in investing activities                                            (55,013)    (73,709)     (41,697)

Cash Flow from Financing Activities
    Net increase (decrease) in unsecured lines of credit and short-term borrowings         146,792      31,000     (110,783)
    Debt repayments from Third Party Transaction                                          (114,248)
    Proceeds from notes payable                                                            152,600     100,000      181,048
    Repayment of notes payable                                                            (160,225)   (206,097)     (61,614)
    Proceeds from issuance of common shares                                                            142,627       27,591
    Distributions to shareholders and minority interests                                   (89,115)    (55,514)     (27,457)
    Repurchase of common shares                                                            (20,704)
    Payment of loan costs                                                                   (1,430)       (988)      (2,253)
    Losses related to early retirement of debt                                                            (397)      (5,351)
    Other                                                                                    2,103       1,206        1,379
                                                                                         ----------- ----------- -----------
          Net cash (used in) provided by financing activities                              (84,227)     11,837        2,560
                                                                                         ----------- ----------- -----------
          Net (decrease) increase in cash and cash equivalents                                (821)      4,102        2,130
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                               6,468       2,366          236
                                                                                         ----------- ----------- -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                                 $   5,647  $    6,468       $2,366
                                                                                         =========== =========== ===========

                            CAMDEN PROPERTY TRUST
                     CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(In thousands)

                                                                                              Year Ended December 31,
                                                                                        ------------------------------------
                                                                                           1998        1997         1996
                                                                                        ----------- ----------- ------------
Supplemental Information
    Cash paid for interest, net of interest capitalized                                  $   51,574  $   27,155   $   15,585
    Interest capitalized                                                                 $    9,929  $    3,338   $    4,129

Supplemental Schedule of Noncash Investing and Financing Activities
    Acquisition of Oasis (including the Third Party Transaction) and Paragon, net of cash acquired:
          Fair value of assets acquired                                                  $  793,513  $  650,634
          Liabilities assumed                                                               505,721     332,839
          Common shares issued                                                              395,528     262,370
          Preferred shares issued                                                           104,125
          Fair value of minority interest                                                    21,520      65,272
    Notes payable assumed upon purchase of properties                                    $   22,424  $   16,022
    Conversion of 7.33% subordinated debentures to common shares, net                    $    2,409  $   21,070   $   15,820
    Value of shares issued under benefit plans, net                                      $    6,821  $    5,372   $    2,449
    Conversion of preferred shares and dividends                                                                  $    1,953

                 See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS

     Camden Property Trust ("Camden" or the "Company") is a Houston-based self-administered and self-managed real estate investment trust ("REIT") organized on May 25, 1993. Camden and its subsidiaries report as a single business segment, with activities related to the ownership, development, acquisition, management, marketing and disposition of multifamily apartment communities in the Southwest, Southeast, Midwest and Western regions of the United States. As of December 31, 1998, the Company owned interests in, operated or was developing 163 multifamily properties containing 56,968 apartment homes located in nine states. Fourteen of the Company's multifamily properties containing 5,658 apartment homes were under development at December 31, 1998. The Company has several additional sites which it intends to develop into multifamily apartment communities.

     Acquisition of Oasis Residential, Inc. On April 8, 1998, the Company acquired through a tax-free merger (the "Oasis Merger"), Oasis Residential, Inc. ("Oasis"), a publicly traded Las Vegas-based multifamily REIT. The acquisition increased the size of the Company's portfolio from 100 to 152 completed multifamily properties, and from 34,669 to 50,183 apartment homes at the date of acquisition. Upon completion of ten properties under development at the date of acquisition, the Company's portfolio would have increased to 54,314 apartment homes in 162 properties. As provided in the Plan of Merger dated December 16, 1997, as amended, each of the shares of Oasis common stock outstanding on April 8, 1998 was exchanged for 0.759 share of the Company's common shares. Each share of Oasis Series A cumulative convertible preferred stock (the "Oasis Preferred Stock") outstanding on April 8, 1998 was reissued as one Camden Series A Cumulative Convertible Preferred Share (the "Preferred Shares") with terms and conditions comparable to the Oasis Preferred Stock. The Company issued 12.4 million common shares and 4.2 million Preferred Shares in exchange for the outstanding Oasis common stock and outstanding Oasis Preferred Stock, respectively. Approximately $484 million of Oasis debt, at fair value, was assumed in the merger. In connection with the Oasis Merger, the Company also acquired the managing member interest in Oasis Martinique, LLC. The remaining interests (the "Martinique Units") are exchangeable into 672,490 common shares and are accounted for as a minority interest. In connection with the Oasis Merger, Camden disclosed its intentions of entering into a joint venture investment (the "Joint Venture") in order to transfer into the Joint Venture 19 apartment communities containing 5,119 apartment homes located in Las Vegas (the "Third Party Transaction").

     On June 30, 1998, the Company completed the Third Party Transaction for an aggregate of $248 million with a private limited liability company (the "LLC"). The Company retained a 20% interest in the LLC, which is included in investment in joint ventures. The Third Party Transaction was funded with capital invested by the LLC members, the assumption of $9.9 million of existing nonrecourse indebtedness, the issuance of 17 nonrecourse cross collateralized and cross defaulted loans totaling $180 million and the issuance of two nonrecourse second lien mortgages totaling $7 million. The LLC assumed the $190 million of treasury locks which Camden had entered into during the first quarter of 1998 as a hedge against interest rate exposure for the LLC. The treasury locks were unwound by the LLC simultaneously with the completion of the funding for the Third Party Transaction. Camden used the net proceeds from the Third Party Transaction to reduce outstanding debt by $124 million, including the $9.9 million of existing indebtedness noted above, and set aside $112 million into an escrow account which was used to complete tax-free exchange property acquisitions, retire debt and repurchase the Company's common shares pursuant to the Company's share repurchase program. No book gain or loss was recorded by Camden as a result of the Third Party Transaction. Camden continues to provide property management services for these assets.

     The Oasis Merger has been recorded under the purchase method of accounting. In accordance with generally accepted accounting principles, the purchase price was allocated to the net assets acquired based on their estimated fair values. No goodwill was recorded in this transaction. The accompanying consolidated financial statements include the operations of Oasis since April 1, 1998, the effective date of the Oasis Merger for accounting purposes. Pro forma unaudited consolidated operating results of the Company for the years ended December 31, 1998 and 1997, assuming that the Oasis Merger and the Third Party Transaction had occurred as of January 1, 1997, are summarized below (in thousands, except per share amounts):

                                                              Year Ended
                                                             December 31,
                                                   -----------------------------
                                                       1998            1997
                                                   -------------  --------------
Total revenues                                     $    337,868   $     282,274
Net income to common shareholders                  $     51,440   $      59,181
Basic earnings per share                           $       1.16   $        1.53
Diluted earnings per share                         $       1.10   $        1.49

     These pro forma results do not purport to be indicative of the results of operations which actually would have resulted had the Oasis Merger and the Third Party Transaction been completed on the date indicated, nor are they necessarily indicative of future operations.

     Acquisition of Paragon Group, Inc. On April 15, 1997, the Company acquired through a tax-free merger, Paragon Group, Inc. ("Paragon"), a Dallas-based multifamily REIT. The acquisition increased the size of the Company's portfolio from 53 to 103 multifamily properties, and from 19,389 to 35,364 apartment homes (the "Paragon Acquisition"). Each share of Paragon common stock outstanding on April 15, 1997 was exchanged for 0.64 shares of the Company's common shares. The Company issued 9.5 million shares in exchange for all of the outstanding shares of Paragon common stock and 2.4 million limited partnership units ("OP Units") in Camden Operating, L.P. (the "Operating Partnership") and assumed approximately $296 million of Paragon debt, at fair value, in connection with the Paragon Acquisition. The accompanying consolidated financial statements include the operations of Paragon since April 1, 1997, the effective date of the Paragon Acquisition for accounting purposes.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation. The consolidated financial statements of Camden include the assets, liabilities, and operations of the parent company and its wholly-owned subsidiaries and partnerships in which its aggregate ownership is greater than 50%. Those entities owned less than 50% are accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, results of operations during the reporting periods and related disclosures. Actual results could differ from those estimates.

     Operating Partnership. Approximately 29.0% of Camden's multifamily apartment units at December 31, 1998, are held in the Operating Partnership of which Camden holds 81.56% interest and the sole 1% general partner interest. The remaining 17.44% of the Operating Partnership interests are held by former officers, directors and investors in Paragon, who collectively owned 2,000,109
OP Units at December 31, 1998. Minority interests in the accompanying consolidated financial statements relate to holders of these OP Units and the Martinique Units described in Note 1. Each OP Unit is redeemable for one common share of Camden or cash at the election of the Company. Holders of OP Units are not entitled to rights as shareholders of the Company prior to redemption of their OP Units. No member of the Company's management team owns OP Units and only two of the eight Trust Managers of the Company own OP Units.

     Cash and Cash Equivalents. All cash and investments in money market accounts and other securities with a maturity of three months or less, are considered to be cash and cash equivalents.

     Restricted Cash. Restricted cash mainly consists of escrow deposits held by lenders for property taxes, insurance and replacement reserves. Substantially all restricted cash is invested in short-term securities.

     Real Estate Assets, at Cost. Real estate assets are carried at cost plus capitalized carrying charges. Expenditures directly related to the development, acquisition, and improvement of real estate assets, excluding those costs prohibited by EITF 97-11 described in the New Accounting Pronouncements section, are capitalized at cost as land, buildings and improvements. All construction and carrying costs are capitalized and reported on the balance sheet in "Projects under development, including land" until such apartment homes are completed. Upon completion of each building of the project, the total cost of that building and the associated land is transferred to "Land" and "Buildings and improvements" and the assets are depreciated over their estimated useful lives using the straight line method of depreciation. Upon achieving 90% occupancy, or one year from opening the leasing office, whichever occurs first, all apartment homes are considered operating and the Company begins expensing all items that were previously considered as carrying costs.

     If there is an event or change in circumstance that indicates a potential impairment in the value of a property has occurred, the Company's policy is to assess any potential impairment by making a comparison of the current and projected operating cash flows for such property over its remaining useful life, on an undiscounted basis, to the carrying amount of the property. If such carrying amounts are in excess of the estimated projected operating cash flows of the property, the Company would recognize an impairment loss equivalent to an amount required to adjust the carrying amount to its estimated fair market value.

     The Company capitalized $26.1 million and $13.3 million in 1998 and 1997, respectively, of renovation and improvement costs which extended the economic lives and enhanced the earnings of its multifamily properties. If the accounting policy described below had been adopted as of January 1, 1997, the amounts capitalized for 1998 and 1997 would have increased to $27.2 million and $17.4 million, respectively.

     Effective April 1, 1998, the Company implemented prospectively a new accounting policy whereby expenditures for carpet, appliances and HVAC unit replacements are capitalized and depreciated over their estimated useful lives. Previously, all such replacements had been expensed. The Company believes that the newly adopted accounting policy is preferable as it is consistent with standards and practices utilized by the majority of the Company's peers and provides a better matching of expenses with the related benefit of the expenditure. The change in accounting principle is inseparable from the effect of the change in accounting estimate and is therefore treated as a change in accounting estimate. See New Accounting Pronouncements section for the effect of this change and the Company's adoption of a new accounting pronouncement on Camden's financial results for the nine months ended December 31, 1998.

     Carrying charges, principally interest and ad valorem taxes, of land under development and buildings under construction are capitalized as part of projects under development and buildings and improvements to the extent that such charges do not cause the carrying value of the asset to exceed its net realizable value. Capitalized interest was $9.9 million in 1998, $3.3 million in 1997 and $4.1 million in 1996. Capitalized ad valorem taxes were $1.4 million in 1998, $557,000 in 1997 and $617,000 in 1996.

     All buildings and improvements are depreciated over their remaining estimated useful lives of 10 to 35 years using the straight line method. Capital improvements subsequent to the initial renovation period are depreciated over their expected useful lives of 3 to 15 years using the straight line method.

     Other Assets, Net. Other assets are amortized over the lives of the asset or the terms of the related debt on the straight line method. Leasehold improvements and equipment are depreciated on the straight line method over the shorter of the expected useful lives or the lease terms which range from 3 to 10 years. Accumulated depreciation and amortization was $4.1 million in 1998 and $2.9 million in 1997 for other assets, deferred financing, leasehold improvements and equipment.

     Interest Rate Swap Agreements. The differential to be paid or received on interest rate swap agreements is accrued as interest rates change and is recognized over the life of the agreements as an increase or decrease in interest expense. The Company does not use these instruments for trading purposes, rather it uses them to hedge the impact of interest rate fluctuations on floating rate debt.

     Income Recognition. Rental, other property income, interest and all other sources of income are recognized as earned.

     Rental Operations. Camden owns and operates multifamily apartment homes that are rented to residents on lease terms ranging from six to thirteen months, with monthly payments due in advance. None of the properties are subject to rent control or rent stabilization. Operations of apartment properties acquired are recorded from the date of acquisition in accordance with the purchase method of accounting. All operating expenses, excluding depreciation, associated with occupied apartment homes for properties in the development and leasing phase are expensed against revenues generated by those apartment homes as they become occupied. In management's opinion, due to the number of residents, the type and diversity of submarkets in which the properties operate, and the collection terms, there is no concentration of credit risk.

     Income Taxes and Distributions. Camden has maintained and intends to maintain its election as a REIT under the Internal Revenue Code of 1986, as amended. As a result, the Company generally will not be subject to federal taxation to the extent it distributes 95% of its REIT taxable income to its shareholders and satisfies certain other requirements. Accordingly, no provision for federal income taxes has been included in the accompanying consolidated financial statements.

     Taxable income differs from net income for financial reporting purposes due principally to the timing of the recognition of depreciation expense. This difference is primarily due to the difference in the book/tax basis of the real estate assets and the differing methods of depreciation and useful lives of the assets. During 1998, book depreciation expense exceeded the amount reported for tax purposes by $19.3 million. As a result of these cumulative book/tax differences, the net book basis of the Company's real estate assets exceeds its net tax basis by $344 million at December 31, 1998. At December 31, 1997, the net book basis exceeded the net tax basis by $85 million.

     A schedule of per share distributions paid by the Company to be reported by the shareholders is set forth in the following table:


                                                                                Year Ended December 31,
                                                                         -------------------------------------
                                                                            1998         1997          1996
                                                                         ----------   ----------    ----------
Ordinary income                                                           $   1.68     $   1.30      $   1.03
20% Long-term capital gain                                                    0.10         0.12
25% Sec. 1250 capital gain                                                    0.24         0.08
Return of capital                                                                          0.46          0.87
                                                                         ----------   ----------    ----------
         Total                                                            $   2.02     $   1.96      $   1.90
                                                                         ==========   ==========    ==========

Percentage of distributions representing tax preference items.               9.052%      17.013%       24.769%


     Dividends paid to preferred shareholders totaled $1.69 per share for 1998, with $1.40 representing ordinary income, $0.09 representing 20% long-term capital gain, and $0.20 representing 25% Sec. 1250 capital gain.

     A schedule of 1998 per share distributions paid by Oasis to Oasis shareholders prior to the Oasis Merger is set forth in the following table:

                                                                                     1998
                                                                         ----------------------------
                                                                            Common         Preferred
                                                                         ------------    ------------
Ordinary income                                                          $      0.28     $      0.56
Return of capital                                                               0.17
                                                                         ------------    ------------
     Total                                                               $      0.45     $      0.56
                                                                         ============    ============

     Property  Operating  and  Maintenance  Expenses.   Property  operating  and
maintenance expenses included normal repairs and maintenance totaling $21.5 million in 1998, $14.6 million in 1997 and $8.3 million in 1996.

     Earnings Per Share. Basic earnings per share has been computed by dividing net income to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share has been computed by dividing net income to common shareholders (as adjusted) by the weighted average number of common and common dilutive equivalent shares outstanding.

     The following table presents information necessary to calculate basic and diluted earnings per share for the periods indicated (in thousands, except per share amounts):


                                                                               Year Ended December 31,
                                                                      -----------------------------------------
                                                                         1998            1997           1996
                                                                      ----------      ----------     ----------
BASIC EARNINGS PER SHARE
  Weighted Average Common Shares Outstanding                            41,174          26,257         14,849
                                                                      ==========      ==========     ==========
     Basic Earnings Per Share                                         $   1.16        $   1.46       $   0.59
                                                                      ==========      ==========     ==========

DILUTED EARNINGS PER SHARE
  Weighted Average Common Shares Outstanding                            41,174          26,257         14,849
  Shares Issuable from Assumed Conversion of:
     Common Share Options and Awards Granted                               399             330            130
     Minority Interest Units                                             2,610           1,769
                                                                      ----------      ----------     ----------
  Weighted Average Common Shares Outstanding, as Adjusted               44,183          28,356         14,979
                                                                      ==========      ==========     ==========
     Diluted Earnings Per Share                                       $   1.12        $   1.41       $   0.58
                                                                      ==========      ==========     ==========

EARNINGS FOR BASIC AND DILUTED COMPUTATION
  Net Income                                                          $ 57,333        $ 38,438       $  8,713
  Less: Preferred Share Dividends                                        9,371                              4
                                                                      ----------      ----------     ----------
  Net Income to Common Shareholders (Basic Earnings Per Share
      Computation)                                                      47,962          38,438          8,709
  Preferred Share Dividends                                                                                 4
  Minority Interests                                                     1,322           1,655
                                                                      ----------      ----------     ----------
  Net Income to Common Shareholders, as Adjusted (Diluted
      Earnings Per Share Computation)                                 $ 49,284        $ 40,093       $  8,713
                                                                      ==========      ==========     ==========

     Reclassifications. Certain reclassifications have been made to amounts in prior year financial statements to conform with current year presentations.

     New Accounting Pronouncements. In March 1998, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") reached a consensus on Statement of Position ("SOP") No. 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company believes the adoption of this SOP will not have a material effect on the Company's consolidated financial statements.

     In March 1998, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") reached a consensus decision on Issue No. 97-11, Accounting for Internal Costs Relating to Real Estate Property Acquisitions, which requires that internal costs of identifying and acquiring operating properties be expensed as incurred for transactions entered into on or after March 20, 1998. Prior to Camden's adoption of this policy, the Company had been capitalizing such costs. The effect of the Company's adoption of Issue No. 97-11 and the new accounting policy for carpet, appliances and HVAC unit replacements on the nine months ended December 31, 1998 was to increase the net income to common shareholders by $3.2 million ($0.08 per basic earnings per share and $0.07 per diluted earnings per share).

     In April 1998, the AcSEC of the AICPA reached a consensus on SOP No. 98-5, Reporting on the Costs of Start-Up Activities, which provides that costs of start-up activities and organization costs be expensed as incurred. SOP No. 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company believes the adoption of this SOP will not have a material effect on the Company's consolidated financial statements.

     In June 1998, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, which requires recognition of all derivatives as either assets or liabilities in the financial statements and measurement of those instruments at fair value. SFAS No. 133 is effective for all periods beginning after June 15, 1999. Management is evaluating what, if any, effect on the Company's consolidated financial statements will occur upon the implementation of SFAS No. 133.

3.   NOTES PAYABLE

     The following is a summary of the Company's indebtedness:

(In millions)

                                                                                                   December 31,
                                                                                            -----------------------
                                                                                               1998         1997
                                                                                            ----------   -----------
Senior Unsecured Notes:
     6 5/8% - 7 1/4% Notes, due 2001 - 2006                                                   $   323.9   $  174.0
     6.92% - 7.23% Medium-Term Notes, due 2000 - 2004                                             127.0       25.0
     Unsecured Lines of Credit and Short-Term Borrowings                                          182.0       43.0
     Reset Notes                                                                                              75.0
                                                                                             -----------  ---------
                                                                                                  632.9      317.0

Secured Notes - Mortgage Loans (5 7/10% - 8 5/8%), due 1999-2025                                  369.7      163.8
                                                                                             -----------  ---------

                  Total notes payable                                                         $ 1,002.6    $ 480.8
                                                                                             ===========  =========

Floating rate debt included in unsecured notes payable, net of $25 million
   hedging agreement (6 1/4% - 7 3/4%)                                                        $   157.0    $  93.0

Floating rate  tax-exempt  debt included in mortgage  loans (5 7/10% - 5 3/4%)                $    64.3


     As of December 31, 1998, the Company had $18 million available under its revolving unsecured lines of credit ("Unsecured Lines of Credit"). The weighted average balance outstanding on the Unsecured Lines of Credit during the year ended December 31, 1998 was $129 million, with a maximum outstanding balance of $189 million. In February 1999, the Company added an additional $75 million in capacity to its Unsecured Lines of Credit, increasing its total capacity to $275 million.

     The Unsecured Lines of Credit mature July 1999 through July 2000. Prior to maturity, the Company intends to have these notes extended, renegotiated or repaid. The scheduled interest rates on the loans currently range from LIBOR plus 95 basis points to prime. These scheduled rates are subject to change as the Company's credit ratings change. Advances under the Unsecured Lines of Credit may be priced at the scheduled rates, or the Company may enter into bid rate loans ("Bid Rate Loans") with participating banks at rates below the scheduled rates. These Bid Rate Loans have terms of six months or less and may not exceed the lesser of $75 million or the remaining amount available under the Unsecured Lines of Credit. The Unsecured Lines of Credit are subject to customary financial covenants and limitations. As an alternative to its Unsecured Lines of Credit, the Company from time to time borrows using competitively bid unsecured short-term notes with lenders who may or may not be a part of the Unsecured Lines of Credit bank groups. Such borrowings vary in term and pricing and are typically priced at interest rates below those available under the Unsecured Lines of Credit.

     As a result of the Oasis Merger, the Company assumed $228 million in conventional mortgage loans with interest rates currently ranging from 5 3/4% to 8 5/8%. As of December 31, 1998, $201 million of the conventional mortgage loans assumed remained outstanding.

     In conjunction with the Oasis Merger, Camden assumed $150 million in senior unsecured notes payable issued by Oasis in November 1996. These notes are due in equal increments in November 2001, 2003, 2006 and bear interest at annual rates ranging from 6 3/4% to 7 1/4%, payable quarterly.

     Proceeds from the Third Party Transaction were used to reduce outstanding debt by $124 million, including $9.9 million of existing indebtedness and approximately $114 million on the Unsecured Lines of Credit, and $112 million was set aside into an escrow account which was used to complete tax-free exchange property acquisitions, retire debt and repurchase the Company's common shares.

     In October 1998, the Company issued $102 million principal amounts of senior unsecured notes from its $196 million medium-term note shelf registration. These fixed rate notes, due in October 2000, bear interest at a weighted average rate of 7.19%, payable semiannually on March 15 and September
15. The net proceeds were used to liquidate the $75 million Reset Notes, pay off certain mortgage notes payable, and reduce indebtedness incurred under the Unsecured Lines of Credit.

     At December 31, 1998, the Company maintained a $25 million interest rate hedging agreement which is scheduled to mature in July 2000. The issuing bank has an option to extend this agreement to July 2002. The LIBOR rate is fixed at 6.1%, resulting in a fixed rate equal to 6.1% plus the actual LIBOR spread on the related indebtedness. This swap continues to be used as a hedge to manage the risk of interest rate fluctuations on the Unsecured Lines of Credit and other floating rate indebtedness.

     At December 31, 1998, the weighted average interest rate on floating rate debt was 6.6%.

     Subsequent to December 31, 1998, the Company issued $39.5 million principal amounts of senior unsecured notes from its $196 million medium-term note shelf registration. These fixed rate notes, due in January 2002 through January 2009, respectively, bear interest at a weighted average rate of 7.07%, payable semiannually on January 15 and July 15. The net proceeds were used to reduce indebtedness outstanding under the Unsecured Lines of Credit.

     Scheduled principal repayments on all loans outstanding at December 31, 1998 over the next five years are $18.6 million in 1999, $295.6 million in 2000, $167.7 million in 2001, $6.2 million in 2002, $125.7 million in 2003 and $388.8 million thereafter.

4.   CONVERTIBLE SUBORDINATED DEBENTURES

     In April 1994, the Company issued $86.3 million aggregate principal amount of 7.33% Convertible Subordinated Debentures due 2001 (the "Debentures"). The Debentures are convertible at any time prior to maturity into common shares of beneficial interest, $0.01 par value, of the Company at a conversion price of $24 per share, subject to adjustment under certain circumstances. The Debentures will not be redeemable by the Company prior to maturity, except in certain circumstances intended to maintain the Company's status as a REIT. Interest on the Debentures is payable on April 1 and October 1 of each year. The Debentures are unsecured and subordinated to present and future senior debt and will be effectively subordinated to all debt and other liabilities of the Company. As of December 31, 1998, $82.7 million in principal amount of the Debentures had been converted to 3.4 million common shares. For the converted Debentures, the earned but unpaid interest was forfeited by the Debenture holders in accordance with the Indenture and the unpaid interest payable was credited to additional paid-in-capital. In addition, $3.2 million of unamortized Debenture issue costs have been reclassified to additional paid-in-capital. Had all these converted Debentures converted as of the beginning of the period, basic earnings per share would have been $1.17, $1.46 and $0.62 per share for the years ended December 31, 1998, 1997 and 1996, respectively. Diluted earnings per share would have been $1.12, $1.41 and $0.62 per share for the years ended December 31, 1998, 1997 and 1996, respectively. Deferred Debenture issue costs of $58,000 and $142,000 remained outstanding at December 31, 1998 and 1997, respectively, and are being amortized over the life of the Debentures.

5.   INCENTIVE AND BENEFIT PLANS

     The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25") and related interpretations in accounting for its share-based compensation. Under APB No. 25, since the exercise price of employee share options equals the market price of the Company's shares at the date of grant, no compensation expense is recorded. Restricted shares are recorded to compensation expense over the vesting periods based on the market value on the date of grant, and no compensation expense is recorded for the Company's Employee Stock Purchase Plan ("ESPP"), since the ESPP is considered non-compensatory. The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

     Incentive Plan. The Company has a non-compensatory option plan (the "Plan") which was amended in the second quarter of 1997 by the Company's shareholders and trust managers. This amendment resulted in an increase in the maximum number of common shares available for issuance under the Plan to 10% of the common shares outstanding at any time. Compensation awards that can be granted under the Plan include various forms of incentive awards including incentive share options, non-qualified share options and restricted share awards (collectively, the "Incentive Awards"). The class of eligible persons that can receive grants of Incentive Awards under the Plan consists of non-employee trust managers, key employees, consultants, and directors of subsidiaries as determined by a committee of the Board of Trust Managers (the "Committee") of the Company. No Incentive Awards may be granted after May 27, 2003.

     Following is a summary of the activity of the Plan for the three years ended December 31, 1998:


                                               Shares
                                           Available for
                                              Issuance                          Options and Restricted Shares
                                           ------------- ---------------------------------------------------------------------
                                                                      Weighted                 Weighted               Weighted
                                                                       Average                  Average                Average
                                                                        1998                     1997                   1996
                                               1998        1998         Price        1997        Price       1996       Price
                                           ------------- ----------- ----------- ----------- ----------- ------------ ---------
Balance at January 1                          1,748,983  1,303,849   $  24.94       843,360   $  23.34       870,835   $ 23.12
Current Year Share Adjustment
   Due to Plan Amendment                      1,165,618

Options
   Granted                                   (1,657,008) 1,657,008      29.32       310,050      26.99
   Exercised                                               (82,327)     22.96       (33,042)     23.39       (71,450)    22.35
   Forfeited                                    271,538   (271,538)     23.57        (4,333)     24.00       (54,650)    23.71
                                           ------------- ----------- ----------- ----------- ----------- ------------ ---------
      Net Options                            (1,385,470) 1,303,143      30.92       272,675      27.47      (126,100)    22.94
                                           ------------- ----------- ----------- ----------- ----------- ------------ ---------

Restricted Shares
   Granted                                     (248,769)   248,769      29.06       193,724      28.42       124,341     24.73
   Forfeited                                               (17,262)     27.67        (5,910)     26.39       (25,716)    24.37
                                           ------------- ----------- ----------- ----------- ----------- ------------ ---------
      Net Restricted Shares                    (248,769)   231,507      29.16       187,814      28.48        98,625     24.83
                                           ------------- ----------- ----------- ----------- ----------- ------------ ---------

Balance at December 31                        1,280,362  2,838,499   $  28.03     1,303,849  $   24.94       843,360   $ 23.34
                                           ============= =========== =========== =========== =========== ============ =========

Exercisable options at December 31                         586,607   $  26.15       565,600  $   22.95       533,617   $ 22.86
Vested restricted shares at December 31                    213,782   $  25.20       123,341  $   24.46        56,781   $ 23.96


      Options are exercisable, subject to the terms and conditions of the Plan, in increments of 33.33% per year on each of the first three anniversaries of the date of grant. The Plan provides that the exercise price of an option (other than non-employee trust manager options) will be determined by the Committee on the day of grant and to date all options have been granted at an exercise price which equals the fair market value on the date of grant. Options exercised during 1998 were exercised at prices ranging from $22 to $24 per share. At December 31, 1998, options outstanding were at prices ranging from $22 to $29.44 per share. Such options have a weighted average remaining contractual life of nine years.

     The Company converted all unexercised Oasis stock options issued under the former Oasis stock incentive plans that are held by former employees of Oasis into 894,111 options to purchase Camden common shares based on the 0.759 exchange ratio described in Note 1. The options are exercisable at prices ranging from $28.66 to $33.76. All of the Oasis options became fully vested upon conversion, are exercisable, and have a weighted average remaining contractual life of six years. These options are exercisable at a weighted average price of $30.29.

     The fair value of each option grant, excluding the Oasis stock options, was estimated on the date of grant utilizing the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1998 and 1997, respectively: risk-free interest rates ranging from 5.5% to 5.6% and 6.3% to 6.9%, expected life of ten years, dividend yield of 7.8% and 6.3%, and expected share price volatility of 13.9% and 14.4%. The weighted average fair value of options granted in 1998 and 1997, respectively, was $1.27 per share and $2.63 per share.

     Restricted   shares  have  vesting  periods  of  up  to  five  years.   The
compensation cost for restricted shares has been appropriately recognized at fair market value of the Company's shares.

     Employee Stock Purchase Plan. In July 1997, the Company established and commenced an ESPP for all active employees, officers, and trust managers who have completed one month of continuous service. Participants may elect to purchase Camden common shares through payroll or director fee deductions and/or through quarterly contributions. At the end of each six-month offering period, each participant's account balance is applied to acquire common shares on the open market at 85% of the market value, as defined, on the first or last day of the offering period, whichever price is lower. A participant may not purchase more than $25,000 in value of shares during any Plan Year, as defined. No compensation expense was recognized for the difference in price paid by employees and the fair market value of the Company's shares at the date of purchase. There were 32,678 and 0 shares purchased under the ESPP during 1998 and 1997, respectively. The weighted average fair value of ESPP shares purchased in 1998 was $30.41 per share. On January 4, 1999, 31,761 shares were purchased under the ESPP related to the 1998 Plan Year.

     If the Company applied the recognition provisions of SFAS No. 123 to its option grants and ESPP, the Company's net income to common shareholders and related basic and diluted earnings per share would be as follows (in thousands, except per share amounts):

                                                                Year Ended
                                                                December 31,
                                                         -----------------------
                                                             1998        1997
                                                         -----------  ----------
Net income to common shareholders                        $  47,360    $ 38,381
Basic earnings per share                                 $    1.15    $   1.46
Diluted earnings per share                               $    1.10    $   1.41


     The Company did not grant any option awards in 1996. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

     Rabbi Trust. In February 1997, the Company established a rabbi trust (the "Rabbi Trust"), in which salary and bonus amounts awarded to certain officers under the Key Employee Share Option Plan and restricted shares awarded to certain officers may be deposited. The Company accounts for the Rabbi Trust similar to a compensatory stock option plan. At December 31, 1998, approximately 497,000 restricted shares were held in the Rabbi Trust.

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

6. COMMON SHARE REPURCHASE PROGRAM

     In September 1998, the Board of Trust Managers authorized the Company to repurchase up to $50 million of Camden's common shares through open market purchases and private transactions. At December 31, 1998 the Company had repurchased 801,400 common shares for a total cost of $20.7 million. As of February 23, 1999, an additional 1,142,310 shares were purchased with the remaining $29.3 million.

7. CONVERTIBLE PREFERRED SHARES

     The 4,165,000 Preferred Shares reissued in conjunction with the Oasis Merger pay a cumulative dividend quarterly in arrears in an amount equal to $2.25 per share per annum. The Preferred Shares generally have no voting rights and have a liquidation preference of $25 per share plus accrued and unpaid distributions. The Preferred Shares are convertible at the option of the holder at any time into common shares at a conversion price of $32.4638 per common share (equivalent to a conversion rate of 0.7701 per common share for each Preferred Share), subject to adjustment in certain circumstances. The Preferred Shares are not redeemable by the Company prior to April 30, 2001.

8. RELATED PARTY TRANSACTIONS

     Camden Connection, Inc. ("CCI") (formerly Apartment Connection, Inc.) is a nonqualified-REIT subsidiary. CCI was established to act as a leasing agent providing tenants for apartment owners in Houston, including properties owned by the Company. Locator fees paid by the Company to CCI were $79,000, and $136,000 for the years ended 1997, and 1996, respectively. The Company made an unsecured working capital revolving line of credit available to CCI, which was renewable annually. The loan had a maximum commitment of $1.2 million and earned interest at a fixed rate of 7.5% per annum. During 1997, the operations of CCI were sold and the loan was paid off.

     Two of the Company's executive officers (the "Executives") have loans totaling $1.8 million with one of the Company's nonqualified-REIT subsidiaries. The Executives utilized amounts received from these loans to purchase common shares of the Company. The loans mature in April of 1999 and bear interest at the fixed rate of 7.0%. These loans are non-recourse, but are secured by a pledge of such common shares, and do not require any prepayments of principal until maturity. The Company is currently in the process of renegotiating the maturity date and interest rate terms of these loans with the Executives.

     In connection with the Paragon Acquisition, Oasis Merger and the Third Party Transaction, the Company began performing residential services for owners of affiliated properties. Management fees earned on the properties amounted to $583,000 and $279,000 for the years ended December 31, 1998 and 1997, respectively.

     Prior to 1997, the Company had management agreements in which the Executives had 1% economic interests with respect to four properties. Fees earned amounted to $428,000 for the year ended 1996. Although the management agreements were not the result of arm's length negotiations, the Company believes that they were no more favorable to the owners than the fees that would have been paid to unaffiliated third parties under similar circumstances.

     In connection with the Oasis Merger, the Company entered into consulting agreements with two former Oasis executives, one of whom currently serves as a trust manager of the Company, to locate potential investment opportunities in California through Camden Capital, Inc., a subsidiary of the Company. During 1998, the Company paid consulting fees totaling $340,000 to these executives. At December 31, 1998, Camden Capital had invested approximately $4.9 million in three operating properties and one development property held in two joint ventures which the Company does not manage.

9. FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

     SFAS No. 107 requires disclosure about fair value for all financial instruments, whether or not recognized, for financial statement purposes. Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 1998 and December 31, 1997. Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could obtain on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     As of December 31, 1998 and 1997, management estimates that the fair value of (i) cash and cash equivalents, receivables, accounts payable, accrued expenses and other liabilities and distributions payable are carried at amounts which reasonably approximate their fair value; and (ii) based upon the Company's effective borrowing rate for issuance of debt with similar terms and remaining maturities, the carrying amounts of fixed rate debt approximate fair value.

     The Company is exposed to credit risk in the event of nonperformance by counterparties to its interest rate swap agreements, but has no off-balance sheet risk of loss. The Company anticipates that its counter parties will fully perform their obligations under the agreements.

10. NET CHANGE IN OPERATING ACCOUNTS

     The effect of changes in the operating accounts on cash flows from operating activities is as follows:

 (In thousands)

                                                                                     Year Ended December 31,
                                                                           -----------------------------------------
                                                                               1998          1997           1996
                                                                           ------------  ------------   ------------
 Decrease (increase) in assets:
    Accounts receivable - affiliates                                        $    1,496    $      853     $      210
    Other assets, net                                                            1,518         2,046            221
    Restricted cash - escrow deposits                                            1,272        (1,733)           929

Increase (decrease) in liabilities:
    Accounts payable                                                            11,570           434           (788)
    Accrued real estate taxes                                                    3,879           842          1,381
    Accrued expenses and other liabilities                                     (19,531)      (12,695)         1,399
                                                                           ------------  ------------   ------------
    Net change in operating accounts                                        $      204    $  (10,253)    $    3,352
                                                                           ============  ============   ============

11.  COMMITMENTS AND CONTINGENCIES

     Construction Contracts. As of December 31, 1998, the Company was obligated for approximately $124.2 million of additional expenditures (a substantial amount of which is to be provided by debt).

     Lease Commitments. At December 31, 1998, Camden had long-term leases covering certain land, office facilities and equipment. Rental expense totaled $1.0 million in 1998, $783,000 in 1997 and $475,000 in 1996. Minimum annual rental commitments for the years ending December 31, 1999 through 2003 are $1.0 million, $982,000, $916,000, $899,000 and $935,000, respectively, and $9.6 million in the aggregate thereafter.

     Employment Agreements. The Company has employment agreements with six of its senior officers, the terms of which expire at various times through August 20, 1999. Such agreements provide for minimum salary levels as well as various incentive compensation arrangements, which are payable based on the attainment of specific goals. The agreements also provide for severance payments in the event certain situations occur such as termination without cause or a change of control. The severance payments vary based on the officer's position and amount to one times the current salary base for four of the officers and 2.99 times the average annual compensation over the previous three fiscal years for the two remaining officers. Six months prior to expiration, unless notification of termination is given by the senior officers, these agreements extend for one year from the date of expiration.

     Contingencies. Prior to our merger with Oasis, Oasis had been contacted by certain regulatory agencies with regards to alleged failures to comply with the Fair Housing Amendments Act (the "Fair Housing Act") as it pertained to nine properties (seven of which the Company currently owns) constructed for first occupancy after March 31, 1991. On February 1, 1999, the Justice Department filed a lawsuit against us in the United States District Court for the District of Nevada alleging (1) that the design and construction of these properties violates the Fair Housing Act and (2) that the Company, through the merger with Oasis, has discriminated in the rental of dwellings to persons because of handicap. The complaint requests an order that (i) declares that the defendant's policies and practices violate the Fair Housing Act; (ii) enjoins the Company from (a) failing or refusing, to the extent possible, to bring the dwelling units and public use and common use areas at these properties and other covered units that it has designed and/or constructed into compliance with the Fair Housing Act, (b) failing or refusing to take such affirmative steps as may be necessary to restore, as nearly as possible, the alleged victims of the defendants alleged unlawful practices to positions they would have been in but for the discriminatory conduct and (c) designing or constructing any covered multi-family dwellings in the future that do not contain the accessibility and adaptability features set forth in the Fair Housing Act; and requires the Company to pay damages, including punitive damages, and a civil penalty.

     The Company is currently inspecting these properties to determine the extent of the alleged noncompliance and the changes that may be necessitated. At this time, the Company is not able to provide an estimate of costs and expenses associated with this matter. There can be no assurance that the Company will be successful in the defense of the Justice Department action. If this lawsuit is successful, the Company could suffer a material adverse impact.

     Camden is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. While the resolution of these matters cannot be predicted with certainty, management believes that the final outcome of such matters will not have a material adverse effect on the consolidated financial statements of Camden.

12.  SUBSEQUENT EVENTS

     On February 23, 1999, the Operating Partnership issued $100 million of 8.5% Series B Cumulative Redeemable Perpetual Preferred Units ("Preferred Units"). The Preferred Units are redeemable for cash by the Operating Partnership on or after the fifth anniversary of issuance at par plus the amount of any accumulated and unpaid distributions. The Preferred Units are convertible after 10 years by the holder into registered preferred shares of the Company. The Preferred Units are subordinated to present and future debt of the Operating Partnership and the Company.

     In the  ordinary  course of its  business,  the Company  issues  letters of intent indicating a willingness to negotiate for the purchase or sale of multifamily properties or development land. In accordance with local real estate market practice, such letters of intent are non-binding, and neither party to the letter of intent is obligated to pursue negotiations unless and until a definitive contract is entered into by the parties. Even if definitive contracts are entered into, the letters of intent and resulting contracts contemplate that such contracts will provide the purchaser with time to evaluate the properties and conduct its due diligence and during which time the purchaser will have the ability to terminate the contracts without penalty or forfeiture of any deposit or earnest money. There can be no assurance that definitive contracts will be entered into with respect to any properties covered by letters of intent or that the Company will acquire or sell any property as to which the Company may have entered into a definitive contract. Further, due diligence periods are frequently extended as needed. An acquisition or sale becomes probable at the time that the due diligence period expires and the definitive contract has not been terminated. The Company is then at risk under an acquisition contract, but only to the extent of any earnest money deposits associated with the contract, and is obligated to sell under a sales contract.

     The Company is currently in the due diligence period for the purchase of land for development. No assurance can be made that the Company will be able to complete the negotiations or become satisfied with the outcome of the due diligence.

     The Company seeks to selectively dispose of assets that are not in core markets, have a lower projected net operating income growth rate than the overall portfolio, or no longer conform to the Company's operating and investment strategies. The proceeds from these sales may be reinvested in acquisitions or developments or used to retire debt.

13.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized quarterly financial data for the years ended December 31, 1998 and 1997 are as follows:

(In thousands, except per share amounts)

                                                       First        Second       Third       Fourth        Total
                                                    ----------   -----------  -----------  ----------   -----------
1998**:
         Revenues                                    $  58,592     $  91,587    $  86,549   $  87,111    $  323,839
         Net income to common shareholders               8,961         9,568       14,650      14,783        47,962
         Basic earnings per share                         0.28          0.22         0.33        0.33          1.16
         Diluted earnings per share                       0.27          0.21         0.31        0.32          1.12

1997**:
         Revenues                                    $  29,472     $  54,072    $  56,939   $  59,306    $  199,789
         Net income to common shareholders               4,064         6,429        8,260      19,685*       38,438
         Basic earnings per share                         0.25          0.24         0.27        0.62*         1.46
         Diluted earnings per share                       0.24          0.24         0.27        0.59*         1.41


* Includes a $10,170 or $0.32 basic earnings and $0.29 diluted earnings per share impact related to gain on sales of properties.

** Includes  results of the Paragon  Acquisition and the Oasis Merger  beginning
   April 1, 1997 and 1998, respectively.

14.  PRICE RANGE OF COMMON SHARES (UNAUDITED)

     The high and low sales prices per share of the Company's common shares, as reported on the New York Stock Exchange composite tape, and distributions per share declared for the quarters indicated were as follows:


                                      High           Low        Distributions
                                  ------------- ------------- ------------------
1998:
   First                          $  30 9/16     $ 28 5/8      $   0.505
   Second                            31 1/16       27 15/16        0.505
   Third                             30 7/16       25              0.505
   Fourth                            27 7/8        24 1/2          0.505

1997:
   First                          $  28 3/4      $ 26 3/4      $   0.490
   Second                            31 5/8        26 1/2          0.490
   Third                             31 5/8        28 5/8          0.490
   Fourth                            33 3/16       29 1/4          0.490


                              CAMDEN PROPERTY TRUST
           COMPARATIVE SUMMARY OF SELECTED FINANCIAL AND PROPERTY DATA



(In thousands, except per share amounts)

                                                                                 Years Ended December 31,
                                                           --------------------------------------------------------------------
                                                              1998*          1997**         1996          1995         1994
                                                           -------------  -------------  -----------   -----------  -----------
OPERATING DATA
Revenues:
   Rental income                                            $   300,632    $   187,928   $  105,785    $   92,275   $   71,468
   Other property income                                         18,093          9,446        4,453         3,617        2,811
                                                           -------------  -------------  -----------   -----------  -----------
     Total property income                                      318,725        197,374      110,238        95,892       74,279
   Equity in income of joint ventures                             1,312          1,141
   Fee and asset management                                       1,552            743          949         1,029          721
   Other income                                                   2,250            531          419           353          456
                                                           -------------  -------------  -----------   -----------  -----------
     Total revenues                                             323,839        199,789      111,606        97,274       75,456
                                                           -------------  -------------  -----------   -----------  -----------

Expenses
   Property operating and maintenance                            97,137         70,679       40,604        37,093       29,352
   Real estate taxes                                             31,469         21,028       13,192        11,481        8,962
   General and administrative                                     7,998          4,389        2,631         2,263        2,574
   Interest                                                      50,467         28,537       17,336        13,843        8,807
   Depreciation and amortization                                 78,113         44,836       23,894        20,264       16,239
                                                           -------------  -------------  -----------   -----------  -----------
     Total expenses                                             265,184        169,469       97,657        84,944       65,934
                                                           -------------  -------------  -----------   -----------  -----------

Income before gain on sales of properties, losses related
  to early retirement of debt and minority interests             58,655         30,320       13,949        12,330        9,522
Gain on sales of properties                                                     10,170          115
Losses related to early retirement of debt                                        (397)      (5,351)
                                                           -------------  -------------  -----------    ----------  -----------
Income before minority interests                                 58,655         40,093        8,713        12,330        9,522
Minority interests                                               (1,322)        (1,655)
                                                           -------------  -------------  -----------    ----------  -----------
Net income                                                       57,333         38,438        8,713        12,330        9,522
Preferred share dividends                                        (9,371)                         (4)          (39)         (20)
                                                           -------------  -------------  -----------    ----------  -----------
Net income to common shareholders                           $    47,962    $    38,438   $    8,709    $   12,291    $   9,502
                                                           =============  =============  ===========   ===========  ===========

Basic earnings per share                                    $      1.16    $      1.46   $     0.59    $     0.86    $    0.78
Diluted earnings per share                                  $      1.12    $      1.41   $     0.58    $     0.86    $    0.77
Distributions per common share                              $      2.02    $      1.96   $     1.90    $     1.84    $    1.76
Weighted average number of common shares outstanding             41,174         26,257       14,849        14,325       12,188
Weighted average number of common and common
  dilutive equivalent shares outstanding                         44,183         28,356       14,979        14,414       12,310

BALANCE SHEET DATA (AT END OF PERIOD)
Real estate assets                                          $ 2,487,942    $ 1,397,138   $  646,545    $  607,598    $ 510,324
Accumulated depreciation                                       (167,560)       (94,665)     (56,369)      (36,800)     (17,731)
Total assets                                                  2,347,982      1,323,620      603,510       582,352      504,284
Notes payable                                                 1,002,568        480,754      244,182       235,459      149,547
Minority interests                                               71,783         63,325
Convertible subordinated debentures                               3,576          6,025       27,702        44,050       47,800
Series A Preferred Shares issued in 1993                                                                    1,950        1,950
Shareholders' Equity                                          1,170,388        710,564      295,428       267,829      277,604

Common shares outstanding                                        43,825         31,694       16,521        14,514       14,273


                              CAMDEN PROPERTY TRUST
     COMPARATIVE SUMMARY OF SELECTED FINANCIAL AND PROPERTY DATA (CONTINUED)

(In thousands, except property data amounts)

                                                                                  Years Ended December 31,
                                                             -------------------------------------------------------------------
                                                                1998*        1997**        1996          1995          1994
                                                             ------------ ------------- ------------ ------------- -------------
OTHER DATA
Cash flows provided by (used in):
  Operating activities                                       $  138,419   $   65,974    $   41,267   $   37,594    $    33,560
  Investing activities                                          (55,013)     (73,709)      (41,697)     (97,003)     (198,0877)
  Financing activities                                          (84,227)      11,837         2,560       59,404        159,388

Funds from operations***                                        137,996       75,753        39,999       35,260         28,604

PROPERTY DATA
Number of operating properties (at end of period)                   149          100            48           50             48
Number of operating apartment homes (at end of period)           51,310       34,669        17,611       16,742         15,783
Number of operating apartment homes (weighted average)           42,411       29,280        17,362       16,412         13,694
Weighted average monthly total property
  income per apartment home                                  $      626   $      562    $      529   $      487    $       452
Properties under development (at end of period)                      14            6             5            9              8


     *Effective April 1, 1998 the Company acquired Oasis.
    **Effective April 1, 1997 the Company acquired Paragon.
   ***Management  considers FFO to be an appropriate  measure of the performance of an equity REIT.  The  National  Association  of Real Estate  Investment
      Trusts ("NAREIT") currently defines FFO as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. In addition, extraordinary or unusual items, along with significant non-recurring events that materially distort the comparative measure of FFO are typically disregarded in its calculation. Prior to March 1995 the NAREIT definition of FFO required the add back of non-real estate depreciation and amortization, such as loan cost amortization. Camden adopted the new FFO definition prescribed by NAREIT during 1995. The Company's definition of FFO also assumes conversion at the beginning of the period of all convertible securities, including minority interests, which are convertible into common equity. The Company believes that in order to facilitate a clear understanding of the consolidated historical operating results of the Company, FFO should be examined in conjunction with net income as presented in the consolidated financial statements and data included elsewhere in this report. FFO is not defined by generally accepted accounting principles. FFO should not be considered as an alternative to net income as an indication of the Company's operating performance or to net cash provided by operating activities as a measure of the Company's liquidity. Further, FFO as disclosed by other REIT's may not be comparable to the Company's calculation.