Form 10-K, Exhibit 13
period 1999-12-31
CAMDEN PROPERTY TRUST
filed 2000-03-29
CIK 906345

                                                                    EXHIBIT 13.1

Management's Discussion and Analysis of Financial Condition and Results of Operations

     The following discussion should be read in conjunction with all of the financial statements and notes appearing elsewhere in this report. Historical results and trends which might appear should not be taken as indicative of future operations.

     We have made statements in this report that are "forward-looking" in that they do not discuss historical fact, but instead note future expectations, projections, intentions or other items relating to the future. You should not rely on these forward-looking statements because they are subject to known and unknown risks, uncertainties and other factors that may cause our actual results or performance to differ materially from those contemplated by the forward-looking statements. Many of those factors are noted in conjunction with the forward-looking statements in the text. Other important factors that could cause actual results to differ include:

                    the results of our efforts to implement our property development strategy;
                    the effect of economic conditions;
                    our failure to qualify as a real estate investment trust; our cost of capital;
                    the actions of our competitors and our ability to respond
                       to those actions;
                    changes in government regulations, tax rates and similar
                       matters;
                    and environmental uncertainties and natural disasters.

     These forward-looking statements represent our estimates and assumptions only as of the date of this report.

Business

     Camden Property Trust is a real estate investment trust and, with our subsidiaries, reports as a single business segment. Our activities relate to the ownership, development, construction and management of multifamily apartment communities in the Southwest, Southeast, Midwest and Western regions of the United States. As of December 31, 1999, we owned interests in, operated or were developing 159 multifamily properties containing 55,785 apartment homes located in nine states. Our properties, excluding properties in lease-up and under development during 1999, had a weighted average occupancy rate of 93% for the year ended December 31, 1999. This represents the average occupancy for all our properties in 1999 weighted by the number of apartment homes in each property. Six of our multifamily properties containing 2,474 apartment homes were under development at December 31, 1999. Additionally, we have several sites which we intend to develop into multifamily apartment communities.

     On April 8, 1998, we acquired, through a tax-free merger, Oasis Residential, Inc., a publicly traded Las Vegas-based multifamily REIT. Through this acquisition, we acquired 52 completed multifamily properties and 15,514 apartment homes. Each share of Oasis common stock outstanding on April 8, 1998 was exchanged for 0.759 of a Camden common share. Each share of Oasis Series A cumulative convertible preferred stock outstanding on April 8, 1998 was exchanged for one Camden Series A cumulative convertible preferred share with terms and conditions comparable to the Oasis preferred stock. We issued 12.4 million common shares and 4.2 million preferred shares in exchange for the outstanding Oasis common and preferred stock, respectively. We assumed approximately $484 million of Oasis debt, at fair value in the merger. The accompanying consolidated financial statements include the operations of Oasis since April 1, 1998, the effective date of the Oasis merger for accounting purposes.

     In connection with the merger with Oasis, on June 30, 1998, we completed a transaction in which Camden USA, Inc., one of our wholly owned subsidiaries, and TMT-Nevada, L.L.C., a Delaware limited liability company, formed Sierra-Nevada Multifamily Investments, LLC. We entered into this transaction to reduce our market risk in the Las Vegas area. TMT-Nevada holds an 80% interest in Sierra-Nevada and Camden USA holds the remaining 20% interest.

     In the above transaction, we transferred to Sierra-Nevada 19 apartment communities containing 5,119 apartment homes for an aggregate of $248 million. Prior to the merger, Oasis owned 100% of each of these communities. In the merger, Camden USA acquired these communities. As a result, after the merger and prior to the Sierra-Nevada transaction, Camden USA owned 100% of each of these 19 properties which are located in Las Vegas, Nevada. This transaction was funded with capital invested by the members of Sierra-Nevada, the assumption of $9.9 million of existing nonrecourse indebtedness, the issuance of 17 nonrecourse cross collateralized and cross defaulted loans totaling $180 million and the issuance of two nonrecourse second lien mortgages totaling $7 million.

     On April 15, 1997, we acquired, through a tax-free merger, Paragon Group, Inc., a Dallas-based multifamily REIT. Through this acquisition, we acquired 50 multifamily properties and 15,975 apartment homes. Each share of Paragon common stock outstanding on April 15, 1997 was exchanged for 0.64 of our common shares. We issued 9.5 million common shares in exchange for all of the outstanding shares of Paragon common stock, issued 2.4 million limited partnership units in Camden Operating, L.P. and assumed approximately $296 million of Paragon debt, at fair value, in the Paragon acquisition. The accompanying consolidated financial statements include the operations of Paragon since April 1, 1997, the effective date of the Paragon acquisition for accounting purposes.

     Our multifamily property portfolio, excluding land we hold for future development and joint venture properties we do not manage, at December 31, 1999, 1998 and 1997 is summarized as follows:


                                                    1999                        1998 (a)                        1997
                                        -------------------------------------------------------------------------------------------
                                        Apartment                      Apartment                      Apartment
                                          Homes    Properties  % (b)     Homes    Properties  % (b)     Homes    Properties  % (b)
                                        ---------- ---------- ------- ----------- ---------- ------- ----------- ---------- -------
Operating Properties
Texas
   Houston                                   8,258       19      16%       6,345       15      13%       6,345       16       18%
   Dallas (d)                                9,381       26      18        9,381       26      17        9,381       26       24
   Austin                                    1,745        6       4        1,745        6       4        1,745        6        5
   Other                                     1,641        5       3        1,641        5       3        1,585        5        4
                                        ---------- ---------- ------- ----------- ---------- ------- ----------- ---------- -------
          Total Texas Operating             21,025       56      41       19,112       52      37       19,056       53       51
Properties
Arizona                                      2,326        7       5        2,326        7       5        1,894        5        5
California                                   1,272        3       3        1,272        3       3
Colorado (c)                                 2,312        7       4        1,972        6       3
Florida                                      7,335       17      15        7,261       17      14        6,355       17       18
Kentucky                                     1,016        4       2        1,142        5       2        1,142        5        3
Missouri                                     3,327        8       7        3,327        8       7        3,487       10       10
Nevada (c)                                  11,963       41      14       12,163       41      14
North Carolina (d)                           2,735       10       4        2,735       10       4        2,735       10        6
                                        ---------- ---------- ------- ----------- ---------- ------- ----------- ---------- -------
          Total Operating Properties        53,311      153      95       51,310      149      89       34,669      100       93
                                        ---------- ---------- ------- ----------- ---------- ------- ----------- ---------- -------

Properties Under Development
Texas
   Houston (e)                                                             2,213        5       4        1,365        3        4
   Dallas                                      620        1       1          600        1       1
                                        ---------- ---------- ------- ----------- ---------- ------- ----------- ---------- -------
          Total Texas                          620        1       1        2,813        6       5        1,365        3        4
Development Properties
Arizona                                        332        1       1          325        1       1          240        1        1
California                                     380        1       1          380        1       1
Colorado                                       218        1                  558        2       1
Florida (e)                                    492        1       1        1,150        3       2          306        1        1
Kentucky                                       432        1       1          432        1       1          432        1        1
                                        ---------- ---------- ------- ----------- ---------- ------- ----------- ---------- -------
Total Properties Under Development           2,474        6       5        5,658       14      11        2,343        6        7
                                        ---------- ---------- ------- ----------- ---------- ------- ----------- ---------- -------
          Total Properties                  55,785      159     100%      56,968      163     100%      37,012      106      100%
                                                   ========== =======             ========== =======             ========== =======
Less: Joint Venture
     Apartment Homes (c) (d)                 6,504                         6,704                         1,264
                                        -----------                   -----------                    -----------
Total Apartment Homes
     - Owned 100%                           49,281                        50,264                        35,748
                                        ===========                   ===========                    ===========

  (a) Includes the combination of operations at December 31, 1998 of two adjacent properties in Nevada, which were acquired in the Oasis merger, two adjacent properties in Houston and two adjacent properties in Florida.
  (b) Based on number of apartment homes we owned 100%.
  (c) The 1999 and 1998 figures include properties held in joint ventures as follows: one property with 321 apartment homes in Colorado in which we own a 50% interest, the remaining interest is owned by an unaffiliated private investor; and 19 properties with 4,919 apartment homes (5,119 apartment homes at December 31, 1998) in Nevada owned through Sierra-Nevada Multifamily Investments, LLC in which we own a 20% interest.
  (d) The 1999, 1998 and 1997 figures include properties held in a joint venture as follows: one property with 708 apartment homes in Dallas and two properties with 556 apartment homes in North Carolina in which we own a 44% interest, the remaining interest is owned by unaffiliated private investors.
  (e) The 1999 figures exclude two properties classified as Properties Under Development at December 31, 1998 as follows: one property with 300 apartment homes in Houston which is now classified as land held for future development, and one property with 352 apartment homes in Florida which was sold during the year.

      At December 31, 1999, we had three completed properties under lease-up as follows:

                                            Product      Number of        % Leased                        Estimated
                                             Type        Apartment        at 3/2/00       Date of          Date of
         Property and Location                             Homes                        Completion      Stabilization
----------------------------------------- ------------ ---------------  -------------  --------------  -----------------
The Park at Goose Creek
   Baytown, TX                            Affordable        272                96%         3Q99              1Q00
The Park at Holly Springs
   Houston, TX                              Garden          548                66%         3Q99              4Q00
The Park at Greenway
   Houston, TX                               Urban          756                82%         4Q99              3Q00


      At December 31, 1999, we had six development properties in various stages of construction as follows:

                                                  Product      Number of      Estimated       Estimated      Estimated
                                                   Type        Apartment        Cost           Date of         Date of
Property and Location                                            Homes      ($ millions)*     Completion    Stabilization
--------------------------------------------- --------------- ----------- ----------------- -------------- ---------------
In Lease-Up
The Park at Caley                                 Garden            218      $     18.4        1Q00            2Q00
   Denver, CO
The Park at Lee Vista                             Garden            492            33.1        1Q00            1Q01
   Orlando, FL
The Park at Oxmoor                                Garden            432            22.3        1Q00            1Q01
   Louisville, KY
                                                              ----------      ----------
                                      Subtotal                    1,142            73.8
                                                              ----------      ----------
Under Construction
The Park at Arizona Center                         Urban            332            24.7        1Q00            1Q01
   Phoenix, AZ
The Park at Farmers Market, Phase I                Urban            620            50.1        4Q00            4Q01
   Dallas, TX
The Park at Crown Valley                          Garden            380            42.9        1Q01            4Q01
   Mission Viejo, CA
                                                              ----------     -----------
                                      Subtotal                    1,332           117.7
                                                              ----------     -----------
    Total for 6 development properties                            2,474      $    191.5
                                                              ==========     ===========

    *As of December 31, 1999, we had incurred $143.6 million of the estimated $191.5 million.

     Properties under development in our consolidated financial statements includes land held for development totaling $94.8 million at December 31, 1999. Included in this amount is $74.7 million related to the development of three urban land projects located in Dallas, Houston and Long Beach, California.

     At December 31, 1999, we had a $30.4 million investment in 38 acres in downtown Dallas which are being used for development of The Park at Farmers Market, Phase I, and the proposed future development of Phase II. We are also in the planning phase related to the possible development of 55 for-sale townhomes in this area. The remaining land may be sold to third parties for commercial and retail development. Additionally, we had $44.3 million in land under development in two properties located in Houston and Long Beach. These properties are currently in the planning stage to determine the number of apartment homes that will be developed based on demand in these areas over the next three to five years. We also may sell certain parcels of these two properties to third parties for commercial and retail development.

     At year end, we were obligated under an earnest money contract to sell two parcels of land totaling approximately $15 million. We expect to complete this transaction late in the first quarter to early in the second quarter of 2000.

     Our multifamily property portfolio is diversified throughout markets in the Southwest, Southeast, Midwest and Western regions of the United States. At December 31, 1999 and 1998, our investment in various geographic areas, excluding investment in joint ventures, was as follows:

(Dollars in thousands)

                                                              1999                     1998
                                                       -------------------      --------------------
Texas
   Houston                                             $    402,997    15%      $   347,069      14%
   Dallas                                                   393,223    15           370,538      15
   Austin                                                    69,162     3            67,832       3
   Other                                                     59,200     2            57,705       2
                                                       ------------- -----      ------------ -------
              Total Texas Properties                        924,582    35           843,144      34
                                                       ------------- -----      ------------ -------
Arizona                                                     148,871     6           133,047       5
California                                                  177,394     7           139,602       6
Colorado                                                    184,798     7           158,837       7
Florida                                                     393,569    15           376,235      15
Kentucky                                                     69,322     3            56,954       2
Missouri                                                    172,454     6           169,741       7
Nevada                                                      491,226    18           487,679      20
North Carolina                                               93,949     3            90,219       4
                                                       ------------- -----      ------------ -------
              Total Properties                         $  2,656,165   100%      $ 2,455,458     100%
                                                       ============= =====      ============ =======

Liquidity and Capital Resources

Financial Structure

     We intend to continue maintaining what management believes to be a conservative capital structure by:

                   (i) using what  management believes is a  prudent combination of debt and common and preferred  equity;
                  (ii) extending and  sequencing the maturity  dates of our debt where possible;
                 (iii) managing  interest  rate exposure using  fixed  rate debt and hedging, where management believes it is appropriate;
                  (iv) borrowing on  an unsecured  basis in  order to maintain a substantial number of unencumbered assets; and
                   (v) maintaining conservative coverage ratios.

     The interest expense coverage ratio, net of capitalized interest, was 3.7 times for each of the years ended December 31, 1999 and 1998. At December 31, 1999 and 1998, 76.0% and 73.2%, respectively, of our properties (based on invested capital) were unencumbered.

Liquidity

     We intend to meet our short-term liquidity requirements through cash flows provided by operations, our unsecured line of credit discussed in the financial flexibility section and other short-term borrowings. We expect that our ability to generate cash will be sufficient to meet our short-term liquidity needs, which include:

                   (i) normal operating expenses;
                  (ii) current debt service requirements;
                 (iii) recurring capital expenditures;
                  (iv) property development;
                   (v) common share repurchases; and
                  (vi) distributions on our common and preferred equity.

     We consider our long-term liquidity requirements to be the repayment of maturing debt and borrowings under our unsecured line of credit and funding of acquisitions. We intend to meet our long-term liquidity requirements through the use of common and preferred equity capital, senior unsecured debt and property dispositions.

     In 1998, we began repurchasing our securities under a program approved by our Board of Trust Managers. The plan allows us to repurchase or redeem up to $200 million of our securities through open market purchases and private transactions. Management believes that we can reinvest available cash flow into our own securities at yields which exceed those currently available on direct real estate investments. In management's opinion, these repurchases can be made without incurring additional debt and without reducing our financial flexibility. At December 31, 1999, we had repurchased approximately 5.7 million common shares and redeemed approximately 104,000 units at a total cost of $149.7 million. Management expects to complete the remaining repurchases during 2000.

     As of December 31, 1999, we had $259 million available under the unsecured line of credit. In December 1999, we filed a universal shelf registration statement providing for the issuance of up to $660.2 million in debt securities, preferred shares, common shares or warrants, all of which was available at year end. Additionally, at December 31, 1999, we had $75.3 million available under our $500 million shelf registration filed in April 1997 and $14.5 million available from our medium-term note program. Subsequent to year end, we filed a post-effective amendment to combine these three programs into a single $750 million universal shelf registration. We have significant unencumbered real estate assets which could be sold or used as collateral for financing purposes should other sources of capital not be available.

     We are currently seeking to selectively dispose of up to $150 million of real estate assets that management believes have a lower projected net operating income growth rate than the overall portfolio, or no longer conform to our operating and investment strategies. We currently anticipate using the potential proceeds from these sales to retire debt and repurchase shares. However, we cannot assure you that we will complete these sales or that the final outcomes of these sales, if completed, will be on terms favorable to us.

     On January 17, 2000, we paid a distribution of $0.52 per share for the fourth quarter of 1999 to all holders of record of our common shares as of December 20, 1999, and paid an equivalent amount per unit to holders of limited partnership units in Camden Operating, L.P. Total distributions to common shareholders and holders of operating partnership units for the year ended December 31, 1999 were $2.08 per share or unit. We determine the amount of cash available for distribution to unitholders in accordance with the partnership agreements and have made and intend to continue to make distributions to the holders of operating partnership units in amounts equivalent to the per share distributions paid to holders of common shares. We intend to continue to make shareholder distributions in accordance with REIT qualification requirements under the federal tax code while maintaining what management believes to be a conservative payout ratio, and expect to continue reducing the payout ratio. The dividend payout ratio was 65% and 68.5% for the year ended December 31, 1999 and 1998, respectively.

     On February 15, 2000, we paid a quarterly dividend on our preferred shares of $0.5625 per share to all preferred shareholders of record as of December 20, 1999. Total dividends to holders of preferred shares for the year ended December 31, 1999 were $2.25 per share.

Financial Flexibility

     We intend to concentrate our growth efforts toward selective development and acquisition opportunities in our current markets, and through the acquisition of existing operating portfolios and development properties in selected new markets. During the year ended December 31, 1999, we incurred $188.5 million in development costs and no acquisition costs. We are developing six additional properties at an aggregate cost of approximately $191.5 million of which we incurred $81.9 million during 1999. At year end, we were obligated for approximately $45 million under construction contracts (a substantial amount of which is to be funded by debt). We fund our developments and acquisitions through a combination of equity capital, partnership units, medium-term notes, construction loans, other debt securities and the unsecured line of credit. We also seek to selectively dispose of assets that management believes have a lower projected net operating income growth rate than the overall portfolio, or no longer conform to our operating and investment strategies. Such sales may generate capital for acquisitions and new developments, debt reduction, and common share repurchases.

     During the third quarter of 1999, we entered into a line of credit with 14 banks for a total commitment of $375 million. This line of credit replaced our three previous lines of credit which totaled $275 million. The new line of credit is scheduled to mature in August 2002. The scheduled interest rate is currently based on a spread over LIBOR or Prime. The scheduled interest rates are subject to change as our credit ratings change. Advances under the line of credit may be priced at the scheduled rates, or we may enter into bid rate loans with participating banks at rates below the scheduled rates. These bid rate loans have terms of six months or less and may not exceed the lesser of $187.5 million or the remaining amount available under the line of credit. The line of credit is subject to customary financial covenants and limitations. At year end, we were in compliance with all covenants and limitations.

     As an alternative to our unsecured line of credit, we from time to time borrow using competitively bid unsecured short-term notes with lenders who may or may not be a part of the unsecured line of credit bank group. Such borrowings vary in term and pricing and are typically priced at interest rates below those available under the unsecured line of credit.

     During the first quarter of 1999, our operating partnership issued $100 million of 8.5% Series B Cumulative Redeemable Perpetual Preferred Units. Distributions on the preferred units are payable quarterly in arrears. The preferred units are redeemable for cash by the operating partnership on or after the fifth anniversary of the date of issuance at par plus the amount of any accumulated and unpaid distributions. The preferred units are convertible after 10 years by the holder into our 8.5% Series B Cumulative Redeemable Perpetual Preferred Shares. The preferred units are subordinate to present and future debt. We used the net proceeds to reduce indebtedness outstanding under the unsecured lines of credit and repurchase common shares.

     During the third quarter of 1999, our operating partnership issued $35.5 million of 8.25% Series C Cumulative Redeemable Perpetual Preferred Units. Distributions on the preferred units are payable quarterly in arrears. The preferred units are redeemable for cash by the operating partnership on or after the fifth anniversary of the date of issuance at par plus the amount of any accumulated and unpaid distributions. The preferred units are convertible after 10 years by the holder into our 8.25% Series C Cumulative Redeemable Perpetual Preferred Shares. The preferred units are subordinate to present and future debt. Subsequent to year end, our operating partnership issued an additional $17.5 million Series C preferred units. We used the net proceeds to reduce indebtedness outstanding under the unsecured lines of credit and repurchase common shares.

     During the first quarter of 1999, we issued $39.5 million aggregate principal amount of senior unsecured notes from our $196 million medium-term note shelf registration. These fixed rate notes, due in January 2002 through 2009, bear interest at a weighted average rate of 7.07%, payable semiannually on January and July 15. We used the net proceeds to reduce indebtedness outstanding under the unsecured lines of credit.

     During the second quarter of 1999, we issued $15 million principal amount of senior unsecured notes from our $196 million medium-term note shelf registration. These fixed rate notes, due in March 2002, bear interest at a rate of 6.74%, payable semiannually on March and September 15. We used the net proceeds to reduce indebtedness outstanding under the unsecured lines of credit.

     Also during the second quarter of 1999, we issued from our $500 million shelf registration an aggregate principal amount of $200 million of five-year senior unsecured notes. Interest on the notes accrues at an annual rate of 7.0% and is payable semi-annually on April and October 15, commencing on October 15, 1999. The notes are direct, senior unsecured obligations and rank equally with all other unsecured and unsubordinated indebtedness. We may redeem the notes at any time subject to a make-whole provision. The proceeds from the sale of the notes were $197.7 million, net of issuance costs. We used the net proceeds to reduce indebtedness under the unsecured lines of credit and for general working capital purposes.

Market Risk

     We use fixed and floating rate debt to finance acquisitions, developments and maturing debt. These transactions expose us to market risk related to changes in interest rates. Management's policy is to review our borrowings and attempt to mitigate interest rate exposure through the use of derivative instruments. Our policy regarding the use of derivative financial instruments in managing market risk exposures is consistent with the prior year and is not expected to change in future years. We do not use derivative financial instruments for trading or speculative purposes.

     We currently have a $25 million interest rate swap agreement designated as a partial hedge of floating rate debt. The swap is scheduled to mature in July 2000, but the issuing bank has an option to extend this agreement to July 2002. The interest rate is fixed at 6.1%, resulting in an interest rate exposure equal to the difference between 6.1% and the actual base rate on the related indebtedness. This swap continues to be used as a hedge to manage the risk of interest rate fluctuations on the unsecured line of credit and other floating rate indebtedness.

     During September 1999, we executed three interest rate swap agreements totaling $70 million which are scheduled to mature in October 2000. These swaps are being used as a hedge of interest rate exposure on our $90 million medium-term notes issued in October 1998 which mature in October 2000. Currently, the interest rate on the medium-term notes is fixed at 7.23%. The interest rates on the swaps are reset monthly based on the one-month LIBOR rate plus a spread which resulted in an effective interest rate on the swaps of 7.70% at December 31, 1999.

     For fixed rate debt, interest rate changes affect the fair market value but do not impact net income to common shareholders or cash flows. Conversely, for floating rate debt, interest rate changes generally do not affect the fair market value but do impact net income to common shareholders and cash flows, assuming other factors are held constant.

     At December 31, 1999, after adjusting for the effect of the interest rate swap agreements, we had fixed rate debt of $940.6 million and floating rate debt of $224.5 million. Holding other variables constant (such as debt levels), a one percentage point variance in interest rates would change the unrealized fair market value of the fixed rate debt by approximately $33.8 million. The net income to common shareholders and cash flows impact on the next year resulting from a one percentage point variance in interest rates on floating rate debt would be approximately $2.2 million, holding all other variables constant.

Funds from Operations

     Management considers FFO to be an appropriate measure of performance of an equity REIT. The National Association of Real Estate Investment Trusts currently defines FFO as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Our definition of diluted FFO also assumes conversion at the beginning of the period of all convertible securities, including minority interest, which are convertible into common equity.

     We believe that in order to facilitate a clear understanding of our consolidated historical operating results, FFO should be examined in conjunction with net income as presented in the consolidated financial statements and data included elsewhere in this report. FFO is not defined by generally accepted accounting principles. FFO should not be considered as an alternative to net income as an indication of our operating performance or to net cash provided by operating activities as a measure of our liquidity. Further, FFO as disclosed by other REIT's may not be comparable to our calculation. Our diluted FFO for the year ended December 31, 1999 increased $14.4 million, or 10.4%, over 1998 primarily due to the Oasis merger, property acquisitions, developments and improvements in the performance of the stabilized properties in the portfolio.

     The calculation of basic and diluted FFO for the years ended December 31, 1999 and 1998 follows:

(In thousands)

                                                                         1999          1998
                                                                     -----------   -----------
Funds from operations
     Net income to common shareholders                                $  52,252     $  47,962
     Real estate depreciation                                            87,491        76,740
     Real estate depreciation from unconsolidated ventures                3,198         2,253
     Loss on sale of property held in unconsolidated ventures               738
     Gain on sales of properties and joint venture interests             (2,979)
                                                                     -----------   -----------
Funds from operations - basic                                           140,700       126,955
     Preferred share dividends                                            9,371         9,371
     Income allocated to operating partnership units                      2,014         1,322
     Interest on convertible subordinated debentures                        258           317
     Amortization of deferred costs on convertible debentures                26            31
                                                                     -----------   -----------
Funds from operations - diluted                                       $ 152,369     $ 137,996
                                                                     ===========   ===========

Weighted average shares - basic                                          41,236        41,174
     Common share options and awards granted                                431           399
     Preferred shares                                                     3,207         2,416
     Minority interest units                                              2,624         2,610
     Convertible subordinated debentures                                    146           180
                                                                     -----------   -----------
Weighted average shares - diluted                                        47,644        46,779
                                                                     ===========   ===========

Results of Operations

     Changes in revenues and expenses related to the operating properties from period to period are primarily due to the Oasis and Paragon mergers, property acquisitions, developments, dispositions and improvements in the performance of the stabilized properties in the portfolio. Where appropriate, comparisons are made on a dollars-per-weighted-average-apartment homes basis in order to adjust for such changes in the number of apartment homes owned during each period. Selected weighted average revenues and expenses per operating apartment home for the three years ended December 31, 1999 are as follows:


                                                                                1999        1998         1997
                                                                            ------------ ----------- ------------
Rental income per apartment home per month                                   $      623  $      591   $      535
Property operating and maintenance per apartment home per year               $    2,367  $    2,290   $    2,414
Real estate taxes per apartment home per year                                $      798  $      742   $      718
Weighted average number of operating apartment homes                             45,606      42,411       29,280



1999 Compared to 1998

     For the year ended December 31, 1999, income before gain on sales of properties and joint venture interests, losses on early retirement of debt and minority interests increased $10.3 million, or 17.5%, as compared to the year ended December 31, 1998. This increase is primarily due to the Oasis merger, the transfer of 19 properties into the Sierra-Nevada joint venture, the development of 2,855 apartment homes, the acquisition of 2,226 apartment homes, the disposition of 1,752 apartment homes and an increase in net operating income generated by the stabilized portfolio. The weighted average number of apartment homes increased by 3,195 apartment homes, or 7.5%, from 42,411 to 45,606 for the years ended December 31, 1998 and 1999, respectively. Total operating properties were 126 and 130 at December 31, 1998 and 1999, respectively. The weighted average number of apartment homes and the operating properties exclude the impact of our ownership interest in operating properties and apartment homes owned in joint ventures.

     Rental income per apartment home per month increased $32, or 5.4%, from $591 to $623 for the years ended December 31, 1998 and 1999, respectively. The increase was primarily due to a 3.0% increase in revenues from the stabilized real estate portfolio, higher average rental rates on properties added to the portfolio through the Oasis merger, and four of the five acquired properties, and completion of new development properties. Additionally, seven of the eight disposed properties had average rental rates significantly lower than the portfolio average.

     Other property income increased $4.1 million from $18.1 million to $22.1 million for the years ended December 31, 1998 and 1999, respectively, which represents a monthly increase of $4 per apartment home. This increase in other property income was primarily due to a larger number of apartment homes owned and in operation and a $2.7 million increase from revenue sources such as telephone, cable and water.

     Fee and asset management income increased $3.8 million from $1.6 million to $5.4 million for the years ended December 31, 1998 and 1999, respectively. This increase is primarily due to fees generated from the construction and renovation of multifamily properties for third parties.

     Property operating and maintenance expenses increased $10.8 million, from $97.1 million to $108.0 million, but decreased as a percent of total property income from 30.5% to 29.7% for the years ended December 31, 1998 and 1999, respectively. Our operating expense ratio decreased from the prior year primarily as a result of our continued focus on creating operating efficiencies in the stabilized portfolio, and the impact of our April 1, 1998 adoption of a new accounting policy, whereby expenditures for floor coverings, appliances and HVAC unit replacements are expensed in the first five years of a property's life and capitalized thereafter. Prior to the adoption of this policy, we had been expensing these costs. Had this policy change been adopted as of January 1, 1998, the 1998 operating expense ratio would have been 30.1%.

     Real estate taxes increased $4.9 million from $31.5 million to $36.4 million for the years ended December 31, 1998 and 1999, respectively, which represents an annual increase of $56 per apartment home. Real estate taxes per apartment home have increased due to increases in the valuations of renovated, acquired and developed properties and increases in property tax rates. This increase per apartment home was partially offset by lower property taxes in the portfolio added through the Oasis merger.

     General and administrative expenses increased from $8.0 million in 1998 to $10.6 million in 1999, and increased as a percent of revenues from 2.5% to 2.9%. The general and administrative expense ratio increase is primarily attributable to the impact of our March 20, 1998 adoption of Issue No. 97-11, Accounting for Internal Costs Relating to Real Estate Property Acquisitions, which required certain costs that were previously capitalized to be expensed, an increase in compensation costs and additional expenses associated with training and information systems functions.

     Interest expense increased from $50.5 million in 1998 to $57.9 million in 1999 primarily due to increased indebtedness related to the Oasis merger, completed developments, renovations and property acquisitions. Additionally, the average interest rate on our debt increased slightly from 7.1% for 1998 to 7.2% for the year ended 1999. Interest capitalized was $16.4 million and $9.9 million for the years ended December 31, 1999 and 1998, respectively.

     Depreciation and amortization increased from $78.1 million to $89.5 million. This increase was due primarily to the Oasis merger, developments, renovations and property acquisitions.

     Gains on sales of properties and joint venture interests increased $3.0 million due to gains from the disposition of two multifamily properties containing 358 units and our joint venture investment in two commercial office buildings. The gains recorded on these dispositions were partially offset by a loss on the sale of a retail/commercial center. These gains do not include a loss on the sale of a 408 unit property held in a joint venture of $738,000 which is included in "Equity in Income of Joint Ventures."

1998 Compared to 1997

     The changes in operating results from 1997 to 1998 are primarily due to the Oasis and Paragon mergers, the development of five properties aggregating 2,074 apartment homes, the acquisition of seven properties containing 3,123 apartment homes, the disposition of 11 properties containing 2,986 apartment homes and an increase in net operating income generated by the stabilized portfolio. The weighted average number of apartment homes increased by 13,131 apartment homes, or 44.8%, from 29,280 to 42,411 for the years ended December 31, 1997 and 1998, respectively. Total operating properties were 97 and 126 at December 31, 1997 and 1998, respectively. The weighted average number of apartment homes and the operating properties exclude the impact of our ownership interest in operating properties and apartment homes owned in joint ventures.

     Rental income per apartment home per month increased $56, or 10.5%, from $535 to $591 for the years ended December 31, 1997 and 1998, respectively. The increase was primarily due to increased revenue growth from the stabilized real estate portfolio, higher average rental rates on properties added to the portfolio through the Oasis merger, the acquisition of seven properties and the completion of new development properties.

     Other property income increased $8.6 million from $9.4 million to $18.1 million for the years ended December 31, 1997 and 1998, respectively. This increase in other property income was primarily due to a larger number of apartment homes owned and in operation and a $2.9 million increase from new revenue sources such as telephone, cable and water.

     Property operating and maintenance expenses increased $26.5 million, from $70.7 million to $97.1 million, but decreased as a percent of total property income from 35.8% to 30.5% for the years ended December 31, 1997 and 1998, respectively. Our operating expense ratios decreased from the prior year primarily as a result of operating efficiencies resulting from operating a larger portfolio and the impact of our April 1, 1998 adoption of a new accounting policy, whereby expenditures for carpet, appliances and HVAC unit replacements are expensed in the first five years of a property's life and capitalized thereafter. Prior to the adoption of this policy, we had been expensing these costs. Had this policy change not been adopted, the 1998 operating expense ratio would have been 32.0%.

     Real estate taxes increased $10.4 million from $21.0 million to $31.5 million for the years ended December 31, 1997 and 1998, respectively, which represents an annual increase of $24 per apartment home. Real estate taxes per apartment home have increased primarily due to increases in the valuations of renovated, acquired and developed properties, and increases in property tax rates. This increase per apartment home was partially offset by lower property taxes in the portfolio added through the Oasis merger.

     General and administrative expenses increased from $4.4 million in 1997 to $8.0 million in 1998, and increased as a percent of revenues from 2.2% to 2.5%. The general and administrative expense ratio increase is mainly attributable to the impact of our March 20, 1998 adoption of Issue No. 97-11, Accounting for Internal Costs Relating to Real Estate Property Acquisitions, which required certain costs that were previously capitalized to be expensed, which was partially offset by efficiencies resulting from operating a larger portfolio.

     Interest expense increased from $28.5 million in 1997 to $50.5 million in 1998 due to increased indebtedness related to the Oasis and Paragon mergers, completed developments, renovations and property acquisitions. This increase was partially offset by reductions in average interest rates on our debt, the equity offering that occurred in July 1997 and property dispositions. Interest capitalized was $9.9 million and $3.3 million for the years ended December 31, 1998 and 1997, respectively.

     Depreciation and amortization increased from $44.8 million to $78.1 million. This increase was due primarily to the Oasis and Paragon mergers, developments, renovations and property acquisitions.

     Gain on sales of  properties  decreased  $10.2  million due to the December
1997   disposition  of  four  properties   containing   1,400  apartment  homes.
Dispositions in 1998 resulted in no book gain or loss.

Inflation

     We lease apartments under lease terms generally ranging from six to thirteen months. Management believes that such short-term lease contracts lessen the impact of inflation due to the ability to adjust rental rates to market levels as leases expire.

Year 2000 Conversion

     We recognized the need to ensure that our computer equipment and software, other equipment and operations would not be adversely impacted by the change to the calendar Year 2000. As such, we took steps to identify and resolve potential areas of risk by implementing a comprehensive Year 2000 action plan. The plan was divided into four phases: identification, assessment, notification/certification, and testing/contingency plan development; and included three major elements: computer systems, other equipment and third parties. We have completed all four phases of our Year 2000 action plan.

     The Year 2000 issue did not pose significant operating problems for our computer systems, since the majority of computer equipment and software products we utilize were already compliant or were converted or modified as part of system upgrades unrelated to the Year 2000 issue. We have developed a contingency plan which will permit our primary computer systems operations to continue if any Year 2000 issues presently unknown to us occur in the future.

     We communicated with our key third party service providers and vendors, including those who had previously sold equipment to us, and obtained information and compliance certificates, wherever possible, regarding their state of readiness with respect to the Year 2000 issue. Although all of our key third party service providers and vendors indicated that they are or were expected to be ready regarding the Year 2000 issue, and we are not aware of any material Year 2000 issues regarding these third parties readiness, we cannot be certain that the representations of these third parties were accurate or their systems will continue to be Year 2000 compliant.

Impact of New Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, which requires recognition of all derivatives as either assets or liabilities in the financial statements and measurement of those instruments at fair value. The initial effective date of SFAS No. 133 was delayed, and is now effective for all periods beginning after June 15, 2000. Management believes that the adoption of SFAS No. 133 will not have a material impact on our consolidated financial statements.

INDEPENDENT AUDITORS' REPORT


To the Shareholders of Camden Property Trust

We have audited the accompanying consolidated balance sheets of Camden Property Trust as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the management of Camden Property Trust. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Camden Property Trust at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.




Houston, Texas
February 4, 2000

                              CAMDEN PROPERTY TRUST
                          CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

                                                                                  December 31,
                                                                          ------------------------------
                                                                               1999           1998
                                                                          -------------- ---------------
Assets
Real estate assets, at cost
   Land                                                                   $     354,833  $     321,752
   Buildings and improvements                                                 2,122,793      1,917,026
                                                                          -------------- ---------------
                                                                              2,477,626      2,238,778
   Less: accumulated depreciation                                              (253,545)      (167,560)
                                                                          -------------- --------------
      Net operating real estate assets                                        2,224,081      2,071,218
   Properties under development, including land                                 178,539        216,680
   Investment in joint ventures                                                  21,869         32,484
                                                                          -------------- --------------
         Total real estate assets                                             2,424,489      2,320,382

Accounts receivable-- affiliates                                                  2,228            831
Notes receivable:
   Affiliates                                                                     1,800          1,800
   Other                                                                         34,442
Other assets, net                                                                14,744         15,036
Cash and cash equivalents                                                         5,517          5,647
Restricted cash                                                                   4,712          4,286
                                                                          -------------- --------------
         Total assets                                                     $   2,487,932  $   2,347,982
                                                                          ============== ==============

Liabilities and Shareholders' Equity
Liabilities
   Notes payable:
      Unsecured                                                           $     820,623  $     632,923
      Secured                                                                   344,467        369,645
   Accounts payable                                                              20,323         24,180
   Accrued real estate taxes                                                     24,485         21,474
   Accrued expenses and other liabilities                                        33,987         28,278
   Distributions payable                                                         27,114         25,735
                                                                          -------------- --------------
         Total liabilities                                                    1,270,999      1,102,235

Minority interests:
   Preferred units                                                              132,679
   Common units                                                                  64,173         71,783
                                                                          -------------- -------------
         Total minority interests                                               196,852         71,783

7.33% Convertible Subordinated Debentures                                         3,406          3,576

Shareholders' Equity
   Preferred shares of beneficial interest; $2.25 Series A Cumulative
      Convertible, $0.01 par value per share, liquidation preference of $25 per share, 10,000 shares authorized, 4,165 issued  and
      outstanding at December 31, 1999 and 1998                                      42             42
   Common shares of beneficial interest; $0.01 par value per share;
      100,000 shares authorized; 45,317 and 45,123 issued at
      December 31, 1999 and 1998, respectively                                      448            447
   Additional paid-in capital                                                 1,303,645      1,299,539
   Distributions in excess of net income                                       (132,198)       (98,897)
   Unearned restricted share awards                                              (8,485)       (10,039)
   Less: treasury shares, at cost                                              (146,777)       (20,704)
                                                                          -------------- --------------
         Total shareholders' equity                                           1,016,675      1,170,388
                                                                          -------------- --------------
               Total liabilities and shareholders' equity                 $   2,487,932  $   2,347,982
                                                                          ============== ==============


                 See Notes to Consolidated Financial Statements.


                              CAMDEN PROPERTY TRUST
                      CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

                                                                            Year Ended December 31,
                                                                  -----------------------------------------
                                                                      1999           1998           1997
                                                                  -----------    -----------    -----------
Revenues
   Rental income                                                  $  341,168     $  300,632     $  187,928
   Other property income                                              22,148         18,093          9,446
                                                                  -----------    -----------    -----------
            Total property income                                    363,316        318,725        197,374
   Equity in income of joint ventures                                    683          1,312          1,141
   Fee and asset management                                            5,373          1,552            743
   Other income                                                        1,924          2,250            531
                                                                  -----------    -----------    -----------
            Total revenues                                           371,296        323,839        199,789
                                                                  -----------    -----------    -----------

Expenses
   Property operating and maintenance                                107,972         97,137         70,679
   Real estate taxes                                                  36,410         31,469         21,028
   General and administrative                                         10,606          7,998          4,389
   Interest                                                           57,856         50,467         28,537
   Depreciation and amortization                                      89,516         78,113         44,836
                                                                  -----------    -----------    -----------
            Total expenses                                           302,360        265,184        169,469
                                                                  -----------    -----------    -----------

Income before gain on sales of properties and joint venture
   interests, losses related to early retirement of debt and
   minority interests                                                 68,936         58,655         30,320
Gain on sales of properties and joint venture interests                2,979                        10,170
Losses related to early retirement of debt                                                            (397)
                                                                  -----------    -----------    -----------
Income before minority interests                                      71,915         58,655         40,093
Income allocated to minority interests
     Preferred unit distributions                                     (8,278)
     Operating partnership units                                      (2,014)        (1,322)        (1,655)
                                                                  -----------    -----------    -----------
         Total income allocated to minority interests                (10,292)        (1,322)        (1,655)
                                                                  -----------    -----------    -----------
Net income                                                            61,623         57,333         38,438
Preferred share dividends                                             (9,371)        (9,371)
                                                                  -----------    -----------    -----------
Net income to common shareholders                                 $   52,252     $   47,962     $   38,438
                                                                  ===========    ===========    ===========

Basic earnings per share                                          $     1.27     $     1.16     $     1.46
Diluted earnings per share                                        $     1.23     $     1.12     $     1.41

Distributions declared per common share                           $     2.08     $     2.02     $     1.96

Weighted average number of common shares outstanding                  41,236         41,174         26,257
Weighted average number of common and common dilutive                 44,291         44,183         28,356
     equivalent shares outstanding


                 See Notes to Consolidated Financial Statements.

                              CAMDEN PROPERTY TRUST
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except per share amounts)


                                                            Preferred  Common     Additional   Distributions  Unearned    Treasury
                                                            Shares of  Shares of    Paid-In    in Excess of   Restricted   Shares
                                                            Beneficial Beneficial   Capital     Net Income    Share
                                                             Interest   Interest                                Awards
                                                            ---------- ---------- ------------ -------------- ----------- ----------
Shareholders' Equity, January 1, 1997                       $          $    165   $  348,339    $  (49,515)   $  (3,561) $

   Net income to common shareholders                                                                38,438
   Common shares issued in Paragon Acquisition
      (9,466 shares)                                                         95      262,275
   Public offering of 4,830 common shares                                    48      142,579
   Common shares issued under dividend reinvestment plan                                  38
   Conversion of debentures 851 shares)                                       9       21,061
   Restricted shares issued under benefit plan
      (188 shares)                                                            2        5,519                     (3,407)
   Restricted shares placed into Rabbi Trust (261 shares)                    (3)                                      3
   Common share options exercised (33 shares)                                 1          773
   Conversion of Operating Partnership units (5 shares)                                  154
   Cash distributions ($1.96 per share)                                                            (52,449)
                                                            ---------- ---------- ------------ -------------- ----------- ----------
Shareholders' Equity, December 31, 1997                                     317      780,738       (63,526)      (6,965)
                                                            ---------- ---------- ------------ -------------- ----------- ----------

   Net income to common shareholders                                                                47,962
   Common shares issued in Oasis Merger (12,393 shares)                     124      395,404
   Preferred shares issued in Oasis Merger (4,165 shares          42                 104,083
   Common shares issued under dividend reinvestment plan                                  35
   Conversion of debentures (102 shares)                                      1        2,408
   Restricted shares issued under benefit plan (232 shares)                   2        6,675                     (3,076)
   Employee Stock Purchase Plan                                                         (136)
   Restricted shares placed into Rabbi Trust (236 shares)                    (2)                                      2
   Common share options exercised (82 shares)                                 1          428
   Conversion of Operating Partnership units (346 shares)                     4        9,904
   Repurchase of common shares (801 shares)                                                                                (20,704)
   Cash distributions ($2.02 per share)                                                            (83,333)
                                                            ---------- ---------- ------------ -------------- ----------- ----------
Shareholders' Equity, December 31, 1998                           42        447    1,299,539       (98,897)     (10,039)   (20,704)
                                                            ---------- ---------- ------------ -------------- ----------- ----------

        Net income to common shareholders                                                           52,252
        Common shares issued under dividend reinvestment plan                             28
        Conversion of debentures (7 shares)                                              169
        Restricted shares issued under benefit plan (90 shares)               1        2,041                      1,559
        Employee Stock Purchase Plan                                                    (522)
        Restricted shares placed into Rabbi Trust (35 shares)                              5                         (5)
        Common share options exercised (80 shares)                                     1,806
        Conversion of Operating Partnership units (23 shares)                            479
        Repurchase of minority interest units                                            100
        Repurchase of common shares (4,890 shares)                                                                        (126,073)
        Cash distributions ($2.08 per share)                                                       (85,553)
                                                            ---------- ---------- ------------ -------------- ----------- ----------
Shareholders' Equity, December 31, 1999                     $     42   $    448   $1,303,645    $ (132,198)   $  (8,485) $(146,777)
                                                            ========== ========== ============ ============== =========== ==========

                See Notes to Consolidated Financial Statements.

                             CAMDEN PROPERTY TRUST
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

                                                                                    Year Ended December 31,
                                                                             ------------------------------------
                                                                                 1999        1998         1997
                                                                             ----------- ----------- ------------
Cash Flow from Operating Activities
    Net income                                                               $   61,623  $   57,333   $   38,438
    Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation and amortization                                             89,516      78,113       44,836
       Equity in income of joint ventures, net of cash received                   2,491       1,278          929
       Gain on sales of properties and joint venture interests                   (2,979)                 (10,170)
       Losses related to early retirement of debt                                                            397
       Minority interest.                                                         2,014       1,322        1,655
       Accretion of discount on unsecured notes payable                             320         169          142
       Net change in operating accounts                                          11,036         204      (10,253)
                                                                             ----------- ----------- ------------
                         Net cash provided by operating activities              164,021     138,419       65,974

Cash Flow from Investing Activities
       Cash of Oasis and Paragon at acquisition                                               7,253        9,847
       Net proceeds from Sierra-Nevada transaction                                          226,128
       Increase in real estate assets                                          (213,352)   (335,567)    (133,206)
       Net proceeds from sales of properties                                     13,226      42,513       37,826
       Net proceeds from sale of joint venture interests                          5,465       6,841
       Increase in investment in joint ventures                                  (2,012)     (4,922)
       Decrease in investment in joint ventures                                   1,505       1,478        4,624
       Increase in notes receivable                                             (23,530)
       Net decrease in affiliate notes receivable                                             5,389        7,749
       Other                                                                     (1,873)     (4,126)        (549)
                                                                             ----------- ----------- ------------
                         Net cash used in investing activities                 (220,571)    (55,013)     (73,709)

Cash Flow from Financing Activities
       Net increase (decrease) in unsecured lines of credit and short-term      (66,000)    146,792       31,000
         borrowings
       Debt repayments from Sierra-Nevada translation                                      (114,248)
       Proceeds from notes payable                                              253,380     152,600      100,000
       Repayment of notes payable                                               (25,178)   (160,225)    (206,097)
       Proceeds from issuance of preferred units, net                           132,679
       Proceeds from issuance of common shares                                                           142,627
       Distributions to shareholders and minority interests                    (108,253)    (89,115)     (55,514)
       Repurchase of common shares and units                                   (128,929)    (20,704)
       Losses related to early retirement of debt                                                           (397)
       Other                                                                     (1,279)        673          218
                                                                             ----------- ----------- ------------
                        Net cash provided by (used in) financing activities      56,420     (84,227)      11,837
                                                                             ----------- ----------- ------------
                        Net (decrease) increase in cash and cash equivalents       (130)       (821)       4,102
Cash and cash equivalents, beginning of period                                    5,647       6,468        2,366
                                                                             ----------- ----------- ------------
Cash and cash equivalents, end of period                                     $    5,517  $    5,647       $6,468
                                                                             =========== ============  ===========

Supplemental Information
       Cash paid for interest, net of interest capitalized                   $   54,226  $   51,574   $   27,155
       Interest capitalized                                                      16,396       9,929        3,338

Supplemental Schedule of Noncash Investing and Financing Activities
   Acquisition of Oasis (including the Sierra-Nevada transaction)
      and Paragon, net of cash acquired:
       Fair value of assets acquired                                         $      835  $  793,513   $  650,634
       Liabilities assumed                                                          835     505,721      332,839
       Common shares issued                                                                 395,528      262,370
       Preferred shares issued                                                              104,125
       Fair value of minority interest                                                       21,520       65,272
   Notes payable assumed upon purchase of properties                                         22,424       16,022
   Conversion of 7.33% subordinated debentures to common shares, net                169       2,409       21,070
   Value of shares issued under benefit plans, net                                2,047       6,821        5,372
   Conversion of operating partnership units to common shares                       479       9,881          153
   Notes receivable issued upon sale of real estate assets                       10,912


                 See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS

     Camden Property Trust is a self-administered and self-managed real estate investment trust organized on May 25, 1993. We, with our subsidiaries, report as a single business segment, with activities related to the ownership, development, construction and management of multifamily apartment communities in the Southwest, Southeast, Midwest and Western regions of the United States. As of December 31, 1999, we owned interests in, operated or were developing 159 multifamily properties containing 55,785 apartment homes located in nine states. Six of our multifamily properties containing 2,474 apartment homes were under development at December 31, 1999. Additionally, we have several sites which we intend to develop into multifamily apartment communities.

     Acquisition of Oasis Residential, Inc. On April 8, 1998, we acquired, through a tax-free merger, Oasis Residential, Inc., a publicly traded Las Vegas-based multifamily REIT. Through this acquisition, we acquired 52 completed multifamily properties and 15,514 apartment homes at the date of acquisition. Each share of Oasis common stock outstanding on April 8, 1998 was exchanged for
0.759 of a Camden common share. Each share of Oasis Series A cumulative convertible preferred stock outstanding on April 8, 1998 was exchanged for one Camden Series A cumulative convertible preferred share with terms and conditions comparable to the Oasis preferred stock. We issued 12.4 million common shares and 4.2 million preferred shares in exchange for the outstanding Oasis common and preferred stock, respectively. We assumed approximately $484 million of Oasis debt, at fair value, in the merger. The accompanying consolidated financial statements include the operations of Oasis since April 1, 1998, the effective date of the Oasis merger for accounting purposes.

     In connection with the merger with Oasis, on June 30, 1998, we completed a transaction in which Camden USA, Inc., one of our wholly owned subsidiaries, and TMT-Nevada, L.L.C., a Delaware limited liability company, formed Sierra-Nevada Multifamily Investments, LLC. We entered into this transaction to reduce our market risk in the Las Vegas area. TMT-Nevada holds an 80% interest in Sierra-Nevada and Camden USA holds the remaining 20% interest.

     In the above transaction, we transferred to Sierra-Nevada 19 apartment communities containing 5,119 apartment homes for an aggregate of $248 million. Prior to the merger, Oasis owned 100% of each of these communities. In the merger, Camden USA acquired these communities. As a result, after the merger and prior to the Sierra-Nevada transaction, Camden USA owned 100% of each of these 19 properties which are located in Las Vegas, Nevada. This transaction was funded with capital invested by the members of Sierra-Nevada, the assumption of $9.9 million of existing nonrecourse indebtedness, the issuance of 17 nonrecourse cross collateralized and cross defaulted loans totaling $180 million and the issuance of two nonrecourse second lien mortgages totaling $7 million.

     Acquisition of Paragon Group, Inc. On April 15, 1997, we acquired, through a tax-free merger, Paragon Group, Inc., a Dallas-based multifamily REIT. Through this acquisition, we acquired 50 multifamily properties and 15,975 apartment homes. Each share of Paragon common stock outstanding on April 15, 1997 was exchanged for 0.64 of our common shares. We issued 9.5 million common shares in exchange for all of the outstanding shares of Paragon common stock, issued 2.4 million limited partnership units in Camden Operating, L.P. and assumed approximately $296 million of Paragon debt, at fair value, in the Paragon acquisition. The accompanying consolidated financial statements include the operations of Paragon since April 1, 1997, the effective date of the Paragon acquisition for accounting purposes.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation. The consolidated financial statements include our assets, liabilities, and operations and those of our wholly-owned subsidiaries and partnerships in which our aggregate ownership is greater than 50%. Those entities owned less than 50% are accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, results of operations during the reporting periods and related disclosures. Actual results could differ from those estimates.

     Operating Partnership and Minority Interests. Approximately 29% of our multifamily apartment units at December 31, 1999 are held in our operating partnership. This operating partnership has issued both common and preferred limited partnership units. As of December 31, 1999 we held 82.3% of the common limited partnership units and the sole 1% general partnership interest. The remaining 16.7% of the common limited partnership units are primarily held by former officers, directors and investors of Paragon, who collectively owned 1,977,270 common limited partnership units at December 31, 1999. Each common limited partnership unit is redeemable for one common share of Camden or cash at our election. Holders of common limited partnership units are not entitled to rights as shareholders prior to redemption of their common limited partnership units. No member of our management owns common limited partnership units and only two of our eight Trust Managers own common limited partnership units.

     Additionally, in conjunction with the Oasis merger, we acquired the controlling managing member interest in Oasis Martinique, LLC which owns one property in Orange County, California and is included in our consolidated financial statements. The remaining interests comprising 754,270 units are exchangeable into 572,490 of our common shares.

     Minority interests in the accompanying consolidated financial statements relate to holders of common limited partnership units and Martinique units, as well as holders of preferred limited partnership units, which are discussed in
Note 8.

     Cash and Cash Equivalents. All cash and investments in money market accounts and other securities with a maturity of three months or less at the date of purchase, are considered to be cash and cash equivalents.

     Restricted Cash. Restricted cash mainly consists of escrow deposits held by lenders for property taxes, insurance and replacement reserves. Substantially all restricted cash is invested in short-term securities.

     Real Estate Assets, at Cost. Real estate assets are carried at cost plus capitalized carrying charges. Expenditures directly related to the development, acquisition, and improvement of real estate assets, excluding those costs prohibited by EITF 97-11 described in the New Accounting Pronouncements section, are capitalized at cost as land, buildings and improvements. All construction and carrying costs are capitalized and reported on the balance sheet in "Properties under development, including land" until individual buildings are completed. Upon completion of each building, the total cost of that building and the associated land is transferred to "Land" and "Buildings and improvements" and the assets are depreciated over their estimated useful lives using the straight line method of depreciation. All operating expenses, excluding depreciation, associated with occupied apartment homes for properties in the development and leasing phase are expensed against revenues generated by those apartment homes as they become occupied. Upon achieving 90% occupancy, or generally one year from opening the leasing office (with some allowances for larger than average properties), whichever comes first, all apartment homes are considered operating and we begin expensing all items that were previously considered as carrying costs.

     If there is an event or change in circumstance that indicates a potential impairment in the value of a property has occurred, our policy is to assess any potential impairment by making a comparison of the current and projected operating cash flows for such property over its remaining useful life, on an undiscounted basis, to the carrying amount of the property. If such carrying amounts are in excess of the estimated projected operating cash flows of the property, we would recognize an impairment loss equivalent to an amount required to adjust the carrying amount to its estimated fair market value.

     Real estate to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Depreciation expense is not recorded during the period in which such assets are held for sale.

     We capitalized $33.4 million and $26.1 million in 1999 and 1998, respectively, of renovation and improvement costs which extended the economic lives and enhanced the earnings of our multifamily properties. If the accounting policy described below had been adopted as of January 1, 1998, the amounts capitalized for 1998 would have been $27.2 million.

     Effective April 1, 1998, we implemented prospectively a new accounting policy whereby expenditures for carpet, appliances and HVAC unit replacements are capitalized and depreciated over their estimated useful lives. Previously, all such replacements had been expensed. We believe that the newly adopted accounting policy is preferable as it is consistent with standards and practices utilized by the majority of our peers and provides a better matching of expenses with the related benefit of the expenditure. The change in accounting principle is inseparable from the effect of the change in accounting estimate and is therefore treated as a change in accounting estimate. See the New Accounting Pronouncements section for the effect of this change and our adoption of a new accounting pronouncement for the year ended December 31, 1998.

     Carrying charges, principally interest and real estate taxes, of land under development and buildings under construction are capitalized as part of properties under development and buildings and improvements to the extent that such charges do not cause the carrying value of the asset to exceed its net realizable value. Capitalized interest was $16.4 million in 1999, $9.9 million in 1998 and $3.3 million in 1997. Capitalized real estate taxes were $3.2 million in 1999, $1.4 million in 1998 and $557,000 in 1997.

     All initial buildings and improvements costs are depreciated over their remaining estimated useful lives of 5 to 35 years using the straight line method. Capital improvements subsequent to the initial renovation period are depreciated over their expected useful lives of 3 to 15 years using the straight line method.

     Other Assets, Net. Deferred financing costs are amortized over the lives of the asset or the terms of the related debt on the straight line method. Leasehold improvements and equipment are depreciated on the straight line method over the shorter of the expected useful lives or the lease terms which range from 3 to 10 years. Accumulated depreciation and amortization for such assets was $5.6 million in 1999 and $4.1 million in 1998.

     Interest Rate Swap Agreements. The differential to be paid or received on interest rate swap agreements is accrued as interest rates change and is recognized over the life of the agreements as an increase or decrease in interest expense. We do not use these instruments for trading or speculative purposes.

     Income Recognition. Rental and other property income is recorded when due from residents and is recognized monthly as it is earned. Interest and all other sources of income are recognized as earned.

     Rental Operations. We own and operate multifamily apartment homes that are rented to residents on lease terms ranging from six to thirteen months, with monthly payments due in advance. None of the properties are subject to rent control or rent stabilization. Operations of apartment properties acquired are recorded from the date of acquisition in accordance with the purchase method of accounting. In management's opinion, due to the number of residents, the type and diversity of submarkets in which the properties operate, and the collection terms, there is no concentration of credit risk.

     Income Taxes and Distributions. We have maintained and intend to maintain our election as a REIT under the Internal Revenue Code of 1986, as amended. As a result, we generally will not be subject to federal taxation to the extent we distribute 95% of our REIT taxable income to our shareholders and satisfy certain other requirements. Accordingly, no provision for federal income taxes has been included in the accompanying consolidated financial statements.

     Taxable income differs from net income for financial reporting purposes due principally to the timing of the recognition of depreciation expense. This difference is primarily due to the difference in the book/tax basis of the real estate assets and the differing methods of depreciation and useful lives of the assets. During 1999, book depreciation expense exceeded the amount reported for tax purposes by $21.1 million. The net book basis of our real estate assets exceeds our net tax basis by $198.5 million at December 31, 1999.

     A schedule of per share distributions we paid and reported to our shareholders is set forth in the following tables:


                                                                           Year Ended December 31,
                                                                   -------------------------------------
Common Share Distributions                                            1999         1998          1997
                                                                   ---------    ----------    ----------
Ordinary income                                                    $  2.08      $   1.68      $   1.30
20% Long-term capital gain                                                          0.10          0.12
25% Sec. 1250 capital gain                                                          0.24          0.08
Return of capital                                                                                 0.46
                                                                   ---------    ----------    ----------
         Total                                                     $  2.08      $   2.02      $   1.96
                                                                   =========    ==========    ==========

Percentage of distributions representing tax preference items.      12.187%        9.052%       17.013%


                                                                                  Year Ended December 31
                                                                                --------------------------
Preferred Share Dividends                                                          1999             1998*
                                                                                ----------        --------
Ordinary income                                                                 $    2.25         $  1.40
20% Long-term capital gain                                                                           0.09
25% Sec. 1250 capital gain                                                                           0.20
                                                                                ----------        --------
         Total                                                                  $    2.25         $  1.69
                                                                                ==========        ========


* Preferred share dividends for 1998 only include dividends paid from the date of the Oasis merger through December 31,1998.

     Property  Operating  and  Maintenance  Expenses.   Property  operating  and
maintenance expenses included normal repairs and maintenance totaling $24.5 million in 1999, $21.5 million in 1998 and $14.6 million in 1997.

     Earnings Per Share. Basic earnings per share has been computed by dividing net income to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share has been computed by dividing net income to common shareholders (as adjusted) by the weighted average number of common and common dilutive equivalent shares outstanding.

     The following table presents basic and diluted earnings per share for the periods indicated (in thousands, except per share amounts):

                                                                         Year Ended December 31,
                                                               -----------------------------------------
                                                                  1999            1998           1997
                                                               ----------      ----------     ----------
BASIC EARNINGS PER SHARE
  Weighted average common shares outstanding                      41,236          41,174         26,257
                                                               ==========      ==========     ==========
     Basic earnings per share                                  $    1.27       $    1.16      $    1.46
                                                               ==========      ==========     ==========

DILUTED EARNINGS PER SHARE
  Weighted average common shares outstanding                      41,236          41,174         26,257
  Shares issuable from assumed conversion of:
     Common share options and awards granted                         431             399            330
     Minority interest units                                       2,624           2,610          1,769
                                                               ----------      ----------     ----------
  Weighted average common shares outstanding, as adjusted         44,291          44,183         28,356
                                                               ==========      ==========     ==========
     Diluted earnings per share                                $    1.23       $    1.12      $    1.41
                                                               ==========      ==========     ==========

EARNINGS FOR BASIC AND DILUTED COMPUTATION
  Net income                                                   $  61,623       $  57,333      $  38,438
  Less: preferred share dividends                                  9,371           9,371
                                                               ----------      ----------     ----------
  Net income to common shareholders (basic earnings per share     52,252          47,962         38,438
     computation)
  Minority interests                                               2,014           1,322          1,655
                                                               ----------      ----------     ----------
  Net income to common shareholders, as adjusted (diluted
     earnings per share computation)                           $  54,266       $  49,284      $  40,093
                                                               ==========      ==========     ==========


     Reclassifications. Certain reclassifications have been made to amounts in prior year financial statements to conform with current year presentations.

     New Accounting Pronouncements. In March 1998, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") reached a consensus decision on Issue No. 97-11, Accounting for Internal Costs Relating to Real Estate Property Acquisitions, which requires that internal costs of identifying and acquiring operating properties be expensed as incurred for transactions entered into on or after March 20, 1998. Prior to our adoption of this policy, we had been capitalizing such costs. Had we adopted Issue No. 97-11 and the new accounting policy for floor coverings, appliances and HVAC unit replacements as of January 1, 1998, net income to common shareholders would have increased $650,000 or $0.02 per basic and diluted earnings per share for the year ended December 31, 1998.

     In June 1998, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, which requires recognition of all derivatives as either assets or liabilities in the financial statements and measurement of those instruments at fair value. The initial effective date of SFAS No. 133 was delayed, and is now effective for all periods beginning after June 15, 2000. Management believes that the adoption of SFAS No. 133 will not have a material impact on our consolidated financial statements.

3.   NOTES RECEIVABLE

     We have entered into agreements with unaffiliated third parties to develop, construct, and manage four multifamily projects containing 1,357 apartment homes. We are providing financing for a portion of each project in the form of notes receivable which mature in 2004. These notes earn interest at 10% annually and are secured by second liens on the assets and partial guarantees by the third party owners. Payments on the notes are to be from operating cash flow of the individual properties. At December 31, 1999, these notes had principal balances totaling $28.1 million. We anticipate funding up to an aggregate of $41 million in connection with these projects. We earn fees for managing the development, construction and eventual operations of these properties. We have the option to purchase these properties in the future at a price to be determined based upon the property's performance and an agreed valuation model.

     Additionally, we have a $6.3 million note receivable which bears interest at 12% and matures in June 2000.

4.   NOTES PAYABLE

     The following is a summary of our indebtedness:

(In millions)

                                                                                    December 31,
                                                                              -------------------------
                                                                                  1999         1998
                                                                              ------------ ------------
Senior Unsecured Notes:
  6.73% - 7.28% Notes, due 2001 - 2006                                        $  523.1     $   323.9
  6.68% - 7.70% Medium-Term Notes, due 2000 - 2009                               181.5         127.0
  Unsecured Lines of Credit and Short-Term Borrowings                            116.0         182.0
                                                                              ----------   ----------
                                                                                 820.6         632.9

Secured Notes - Mortgage Loans (5.75% - 8.63%), due 2001-2028                    344.5         369.7
                                                                              ----------   ----------
            Total notes payable                                               $1,165.1     $ 1,002.6
                                                                              ==========   ==========

Floating rate debt included in unsecured notes payable, net
   of interest rate swap agreements (5.75% - 8.50%)                           $  161.0     $   157.0
Floating rate tax-exempt debt included in mortgage loans (6.95% - 7.15%)      $   63.5     $    64.3
Net book value of real estate assets subject to mortgage notes                $  605.5     $   646.6



     In August 1999, we entered into a line of credit with 14 banks for a total commitment of $375 million. This line of credit replaces our three previous lines of credit which totaled $275 million. The new line of credit is scheduled to mature in August 2002. The scheduled interest rate is currently based on a spread over LIBOR or Prime. The scheduled interest rates are subject to change as our credit ratings change. Advances under the line of credit may be priced at the scheduled rates, or we may enter into bid rate loans with participating banks at rates below the scheduled rates. These bid rate loans have terms of six months or less and may not exceed the lesser of $187.5 million or the remaining amount available under the line of credit. The line of credit is subject to customary financial covenants and limitations. At year end, we were in compliance with all covenants and limitations.

     As of December 31, 1999, we had $259 million available under our unsecured line of credit. The weighted average balance outstanding on the unsecured lines of credit during the year ended December 31, 1999 was $74.3 million, with a maximum outstanding balance of $220 million.

     During September 1999, we executed three interest rate swap agreements totaling $70 million which are scheduled to mature in October 2000. These swaps are being used as a hedge of interest rate exposure on our $90 million medium-term notes issued in October 1998 which mature in October 2000. Currently, the interest rate on the medium-term notes is fixed at 7.23%. The interest rates on the swaps are reset monthly based on the one-month LIBOR rate plus a spread which resulted in an effective interest rate on the swaps of 7.70% at December 31, 1999.

     During the first quarter of 1999, we issued $39.5 million aggregate principal amounts of senior unsecured notes from our $196 million medium-term note shelf registration. These fixed rate notes, due in January 2002 through 2009, bear interest at a weighted average rate of 7.07%, payable semiannually on January and July 15. We used the net proceeds to reduce indebtedness outstanding under the unsecured lines of credit.

     During the second quarter of 1999, we issued $15 million aggregate principal amounts of senior unsecured notes from our $196 million medium-term note shelf registration. These fixed rate notes, due in March 2002, bear interest at a rate of 6.74%, payable semiannually on March and September 15. We used the net proceeds to reduce indebtedness outstanding under the unsecured lines of credit.

     Also during the second quarter, we issued from our $500 million shelf registration an aggregate principal amount of $200 million of five-year senior unsecured notes. Interest on the notes accrues at an annual rate of 7.0% and is payable semi-annually on April and October 15, commencing on October 15, 1999. The notes are direct, senior unsecured obligations and rank equally with all other unsecured and unsubordinated indebtedness. We may redeem the notes at any time subject to a make-whole provision. We used the net proceeds of $197.7 million to reduce indebtedness under the unsecured lines of credit and for general working capital purposes.

     At December 31, 1999, we maintained a $25 million interest rate hedging agreement which is scheduled to mature in July 2000. The issuing bank has an option to extend this agreement to July 2002. The LIBOR rate is fixed at 6.1%, resulting in the fixed rate equal to 6.1% plus the actual LIBOR spread on the related indebtedness. This swap continues to be used as a hedge to manage the risk of interest rate fluctuations on the unsecured lines of credit and other floating rate indebtedness.

     At December 31, 1999, the weighted average interest rate on floating rate debt was 7.45%.

     Scheduled principal repayments on all notes payable outstanding at December 31, 1999 over the next five years are $107.0 million in 2000, $167.5 million in 2001, $156.4 million in 2002, $125.5 million in 2003, $235.3 million in 2004 and
$373.4 million thereafter.

5.   CONVERTIBLE SUBORDINATED DEDENTURES

     In April 1994, we issued $86.3 million aggregate principal amount of 7.33% Convertible Subordinated Debentures due 2001. The debentures are convertible at any time prior to maturity into our common shares of beneficial interest at a conversion price of $24 per share, subject to adjustment under certain circumstances. The debentures will not be redeemable prior to maturity, except in certain circumstances intended to maintain our status as a REIT. Interest on the debentures is payable on April and October 1 of each year. The debentures are unsecured and subordinated to present and future senior debt and will be effectively subordinated to all debt and other liabilities.

6.   INCENTIVE AND BENEFIT PLANS

     We have  elected to follow  Accounting  Principles  Board  Opinion  No. 25,
Accounting for Stock Issued to Employees ("APB No. 25") and related interpretations in accounting for our share-based compensation. Under APB No. 25, since the exercise price of share options equals the market price of our shares at the date of grant, no compensation expense is recorded. Restricted shares are recorded to compensation expense over the vesting periods based on the market value on the date of grant, and no compensation expense is recorded for our Employee Stock Purchase Plan ("ESPP"), since the ESPP is considered non-compensatory. We have adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

     Incentive Plan. We have a non-compensatory option plan which was amended in the second quarter of 1997 by our shareholders and trust managers. This amendment resulted in an increase in the maximum number of common shares available for issuance under the plan to 10% of the common shares outstanding at any time. Compensation awards that can be granted under the plan include various forms of incentive awards including incentive share options, non-qualified share options and restricted share awards. The class of eligible persons that can receive grants of incentive awards under the plan consists of non-employee trust managers, key employees, consultants, and directors of subsidiaries as determined by a committee of our Board of Trust Managers. No incentive awards may be granted after May 27, 2003.

     Following is a summary of the activity of the plan for the three years ended December 31, 1999:


                                           Shares                       Options and Restricted Shares
                                         Available
                                            for
                                          Issuance
                                        ------------- ----------------------------------------------------------------------
                                                                  Weighted                 Weighted                Weighted
                                                                  Average                  Average                 Average
                                            1999        1999     1999 Price      1998     1998 Price     1997     1997 Price
                                        ------------- --------- ------------  ---------- ------------ ---------- ------------
Balance at January 1                       1,280,362  2,838,499 $   28.03     1,303,849  $   24.94      843,360  $   23.34
Current Year Share Adjustment (a)           (477,959)

Options
   Granted                                  (603,072)   603,072     24.88     1,657,008      29.32      310,050      26.99
   Exercised                                            (79,650)    22.67       (82,327)     22.96      (33,042)     23.39
   Forfeited                                 139,768   (139,768)    27.38      (271,538)     23.57       (4,333)     24.00
                                        ------------- --------- ------------  ---------- ------------ ---------- ------------
       Net Options                          (463,304)   383,654     27.71     1,303,143      30.92      272,675      27.47
                                        ------------- --------- ------------  ---------- ------------ ---------- ------------

Restricted Shares
   Granted                                  (142,826)   142,826     25.31       248,769      29.06      193,724      28.42
   Forfeited                                            (53,274)    27.01       (17,262)     27.67       (5,910)     26.39
                                        ------------- --------- ------------  ---------- ------------ ---------- ------------
       Net Restricted Shares                (142,826)    89,552     26.79       231,507      29.16      187,814      28.48
                                        ------------- --------- ------------  ---------- ------------ ---------- ------------

Balance at December 31                       196,273  3,311,705 $   27.50     2,838,499  $   28.03    1,303,849  $   24.94
                                        ============= ========= ============  ========== ============ ========== ============

Exercisable options at December 31                    1,056,076 $   27.86       586,607  $   26.15      565,600  $   22.95
Vested restricted shares at December 31                 343,702 $   25.93       213,782  $   25.20      123,341  $   24.46


(a) Current year share adjustment is the net affect from the repurchase of our common shares and the increase in shares available due to the increase in shares outstanding.

     Options are exercisable, subject to the terms and conditions of the plan, in increments of 33.33% per year on each of the first three anniversaries of the date of grant. The plan provides that the exercise price of an option will be determined by the committee on the day of grant and to date all options have been granted at an exercise price which equals the fair market value on the date of grant. Options exercised during 1999 were exercised at prices ranging from $22 to $24.25 per share. At December 31,1999, options outstanding were at prices ranging from $22 to $29.44 per share. Such options have a weighted average remaining contractual life of eight years.

     In 1998, in connection with the merger with Oasis, we assumed the Oasis stock incentive plans. We converted all unexercised Oasis stock options issued under the former Oasis stock incentive plans that are held by former employees of Oasis into 894,111 options to purchase Camden common shares based on the
0.759 exchange ratio described in Note 1. The options are exercisable at prices ranging from $28.66 to $33.76. All of the Oasis options became fully vested upon conversion, are exercisable, and have a weighted average remaining contractual life of five years. These options are exercisable at a weighted average price of $30.29.

     The fair value of each option grant, excluding the Oasis stock options, was estimated on the date of grant utilizing the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1999, 1998, and 1997, respectively: risk-free interest rates of 4.9%, 5.5% to 5.6%, and 6.3% to 6.9%, expected life of ten years, dividend yield of 7.6%, 7.8% and 6.3%, and expected share volatility of 13.7%, 13.9%, and 14.4%. The weighted average fair value of options granted in 1999, 1998, and 1997, respectively, was $0.91, $1.27 and $2.63 per share.

     Restricted   shares  have  vesting  periods  of  up  to  five  years.   The
compensation cost for restricted shares has been recognized at the fair market value of our shares.

     Employee Stock Purchase Plan. In July 1997, we established and commenced an ESPP for all active employees, officers, and trust managers who have completed one year of continuous service. Participants may elect to purchase Camden common shares through payroll or director fee deductions and/or through quarterly contributions. At the end of each six-month offering period, each participant's account balance is applied to acquire common shares on the open market at 85% of the market value, as defined, on the first or last day of the offering period, whichever price is lower. Effective for the 2000 plan year, each participant must hold the shares purchased for nine months in order to receive the discount. A participant may not purchase more than $25,000 in value of shares during any plan year, as defined. No compensation expense was recognized for the difference in price paid by employees and the fair market value of our shares at the date of purchase. There were 98,456 and 32,678 shares purchased under the ESPP during 1999 and 1998, respectively. No shares were purchased in 1997. The weighted average fair value of ESPP shares purchased in 1999 and 1998 was $27.42 and $30.41 per share, respectively. On January 4, 2000, 17,298 shares were purchased under the ESPP related to the 1999 plan year.

     If we applied the recognition provisions of SFAS No. 123 to our option grants and ESPP, our net income to common shareholders and related basic and diluted earnings per share would be as follows (in thousands, except per share amounts):

                                                   Year Ended December 31,
                                           -----------------------------------
                                              1999         1998        1997
                                           ----------- ----------- -----------
Net income to common shareholders          $ 51,076    $  47,360   $  38,381
Basic earnings per share                   $   1.24    $    1.15   $    1.46
Diluted earnings per share                 $   1.20    $    1.10   $    1.41

     The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

     Rabbi Trust. In February 1997, we established a rabbi trust in which salary and bonus amounts awarded to certain officers under the key employee share option plan and restricted shares awarded to certain officers and trust managers may be deposited. We account for the rabbi trust similar to a compensatory stock option plan. At December 31, 1999, approximately 532,000 restricted shares were held in the rabbi trust.

     401(k) Savings Plan. We have a 401(k) savings plan which is a voluntary defined contribution plan. Under the savings plan, every employee is eligible to participate beginning on the earlier of January 1 or July 1 following the date the employee has completed six months of continuous service with us. Each participant may make contributions to the savings plan by means of a pre-tax salary deferral which may not be less than 1% nor more than 15% of the participant's compensation. The federal tax code limits the annual amount of salary deferrals that may be made by any participant. We may make matching contributions on the participant's behalf. A participant's salary deferral contribution will always be 100% vested and nonforfeitable. A participant will become vested in our matching contributions 33.33% after one year of service, 66.67% after two years of service and 100% after three years of service. Expenses under the savings plan were not material.

7.   COMMON SHARE REPURCHASE PROGRAM

     In October 1999, the Board of Trust Managers authorized us to repurchase or redeem up to $100 million of our securities through open market purchases and private transactions. This amount is in addition to the initial $50 million the Board authorized for repurchase or redemption in September 1998, and the additional $50 million the Board authorized for repurchase or redemption in March 1999. As of December 31, 1999, we had repurchased 5,691,826 common shares and redeemed 103,864 units for a total cost of $146.8 million and $2.9 million, respectively. Management expects to complete the remaining repurchases during 2000.

8.   PREFERRED UNITS

     In February 1999, our operating partnership issued $100 million of 8.5% Series B Cumulative Redeemable Perpetual Preferred Units. Distributions on the preferred units are payable quarterly in arrears. The preferred units are redeemable for cash by the operating partnership on or after the fifth anniversary of issuance at par plus the amount of any accumulated and unpaid distributions. The preferred units are convertible after 10 years by the holder into our 8.5% Series B Cumulative Redeemable Perpetual Preferred Shares. The preferred units are subordinate to present and future debt. We used the net proceeds to reduce indebtedness outstanding under the unsecured lines of credit and repurchase common shares.

     During the third quarter of 1999, our operating partnership issued $35.5 million of 8.25% Series C Cumulative Redeemable Perpetual Preferred Units. Distributions on the preferred units are payable quarterly in arrears. The preferred units are redeemable for cash by the operating partnership on or after the fifth anniversary of issuance at par plus the amount of any accumulated and unpaid distributions. The preferred units are convertible after 10 years by the holder into our 8.25% Series C Cumulative Redeemable Perpetual Preferred Shares. The preferred units are subordinate to present and future debt. Subsequent to year end, our operating partnership issued $17.5 million of the 8.25% Series C Cumulative Redeemable Perpetual Preferred Units. We used the net proceeds to reduce indebtedness outstanding under the unsecured lines of credit and repurchase common shares.

9.   CONVERTIBLE PREFERRED SHARES

     The 4,165,000 preferred shares pay a cumulative dividend quarterly in arrears in an amount equal to $2.25 per share per annum. The preferred shares generally have no voting rights and have a liquidation preference of $25 per share plus accrued and unpaid distributions. The preferred shares are convertible at the option of the holder at any time into common shares at a conversion price of $32.4638 per common share (equivalent to a conversion rate of 0.7701 per common share for each preferred share), subject to adjustment in certain circumstances. The preferred shares are not redeemable prior to April 30, 2001.

10.  RELATED PARTY TRANSACTIONS

     Two of our executive officers have loans totaling $1.8 million with one of our nonqualified-REIT subsidiaries. The executives utilized amounts received from these loans to purchase our common shares in 1994. The loans mature in February 2004 and bear interest at the fixed rate of 5.23%. These loans are full recourse obligations of the officers and do not require any prepayments of principal until maturity.

     In connection with the Paragon and Oasis mergers and the formation of Sierra-Nevada, we began performing property management services for owners of affiliated properties. Management fees earned on the properties amounted to $845,000, $583,000, and $279,000 for the years ended December 31, 1999, 1998, and 1997, respectively.

     In connection with the Oasis merger, we entered into consulting agreements with two former Oasis executives, one of whom currently serves as a trust manager, to locate potential investment opportunities in California. We paid consulting fees totaling $389,000 and $340,000 to these executives in 1999 and 1998, respectively.

     In December 1999, our Board of Trust Managers approved a plan which permitted six of our senior executive officers to complete the purchase of 666,034 shares of our common shares of beneficial interest in open market transactions for a total of $17.5 million. The purchases were funded with unsecured full recourse personal loans made to each of the executives by a third party lender. The loans mature in five years, bear interest at 7.5% and require interest to be paid quarterly. In order to facilitate the employee share purchase transactions, we entered into a guaranty agreement with the lender for payment of all indebtedness, fees and liabilities of the officers to the lender. Simultaneously, we entered into a reimbursement agreement with each of the executive officers whereby each executive officer has indemnified us and absolutely and unconditionally agreed to reimburse us fully for any amounts paid by us pursuant to the terms of the guaranty agreement, including interest from the date amounts are paid by us until repayment by the officer. We have not had to perform under the guaranty agreement.

     Subsequent  to year end,  the Board  approved a plan for four of our senior
executive  officers to complete the purchase of an   additional  $5.5 million of
our common shares. We have provided additional guarantees for these purchases.

11.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No.  107  requires  disclosure  about  fair  value  for all  financial instruments, whether or not recognized, for financial statement purposes. Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 1999 and 1998. Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we could obtain on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     As of December 31, 1999 and 1998, management estimates that the fair value of cash and cash equivalents, accounts receivable, notes receivable, accounts payable, accrued expenses and other liabilities and distributions payable are carried at amounts which reasonably approximate their fair value.

     As of December 31, 1999, the outstanding balance of fixed rate notes payable of $985.6 million (excluding $25 million of variable rate debt fixed through an interest rate swap agreement) had a fair value of $963.5 million as estimated based upon interest rates available for the issuance of debt with similar terms and remaining maturities. The floating rate notes payable balance at December 31, 1999 approximates fair value.

     The fair value of our interest rate swap agreements, which are used for hedging purposes, are estimated by obtaining quotes from an investment broker. At December 31, 1999, there were no carrying amounts related to these arrangements in the consolidated balance sheet, and the fair value of these agreements was approximately $90,000.

     As of December 31, 1998, the carrying amount of fixed and floating rate debt, including interest rate swap agreements, approximated fair value.

     We are exposed to credit risk in the event of nonperformance by counterparties to our interest rate swap agreements, but have no off-balance sheet risk of loss. We anticipate that our counter parties will fully perform their obligations under the agreements.

12.  NET CHANGE IN OPERATING ACCOUNTS

     The effect of changes in the operating accounts on cash flows from operating activities is as follows:


 (In thousands)                                             Year Ended December 31,
                                                  -----------------------------------------
                                                      1999          1998           1997
                                                  ------------  ------------   ------------
 Decrease (increase) in assets:
    Accounts receivable - affiliates              $   (1,085)   $    1,496     $      853
    Other assets, net                                     38         1,518          2,046
    Restricted cash                                     (426)        1,272         (1,733)

Increase (decrease) in liabilities:
    Accounts payable                                  (3,768)       11,570            434
    Accrued real estate taxes                          3,011         3,879            842
    Accrued expenses and other liabilities            13,266       (19,531)       (12,695)
                                                  ------------  ------------   ------------
    Net change in operating accounts              $   11,036    $      204     $  (10,253)
                                                  ============  ============   ============

13.  COMMITMENTS AND CONTINGENCIES

     Construction Contracts. As of December 31, 1999, we were obligated for approximately $45.0 million of additional expenditures (a substantial amount of which is to be provided by debt).

     Lease Commitments. At December 31, 1999, we had long-term leases covering certain land, office facilities and equipment. Rental expense totaled $1.7 million in 1999, $1.0 million in 1998 and $783,000 in 1997. Minimum annual rental commitments for the years ending December 31, 2000 through 2004 are $1.5 million, $1.3 million, $1.1 million, $1.0 million and $1.0 million, respectively, and $8.1 million in the aggregate thereafter.

     Employment Agreements. We have employment agreements with six of our senior officers, the terms of which expire at various times through August 20, 2001. Such agreements provide for minimum salary levels as well as various incentive compensation arrangements, which are payable based on the attainment of specific goals. The agreements also provide for severance payments in the event certain situations occur such as termination without cause or a change of control. The severance payments vary based on the officer's position and amount to one times the current salary base for four of the officers and 2.99 times the average annual compensation over the previous three fiscal years for the two remaining officers. Six months prior to expiration, unless notification of termination is given by the senior officers, these agreements extend for one year from the date of expiration.

     Contingencies. Prior to our merger with Oasis, Oasis had been contacted by certain regulatory agencies with regards to alleged failures to comply with the Fair Housing Amendments Act (the "Fair Housing Act") as it pertained to nine properties (seven of which we currently own) constructed for first occupancy after March 31, 1991. On February 1, 1999, the Justice Department filed a lawsuit against us and several other defendants in the United States District Court for the District of Nevada alleging (1) that the design and construction of these properties violates the Fair Housing Act and (2) that we, through the merger with Oasis, had discriminated in the rental of dwellings to persons because of handicap. The complaint requests an order that (i) declares that the defendant's policies and practices violate the Fair Housing Act; (ii) enjoins us from (a) failing or refusing, to the extent possible, to bring the dwelling units and public use and common use areas at these properties and other covered units that Oasis has designed and/or constructed into compliance with the Fair Housing Act, (b) failing or refusing to take such affirmative steps as may be necessary to restore, as nearly as possible, the alleged victims of the defendants alleged unlawful practices to positions they would have been in but for the discriminatory conduct and (c) designing or constructing any covered multi-family dwellings in the future that do not contain the accessibility and adaptability features set forth in the Fair Housing Act; and requires us to pay damages, including punitive damages, and a civil penalty.

     With any acquisition, we plan for and undertake renovations needed to correct deferred maintenance, life/safety and Fair Housing matters. We are currently in the process of determining the extent of the alleged noncompliance on the properties discussed above and the remaining changes that may be necessitated. At this time, we are not able to provide an estimate of costs and expenses associated with the resolution of this matter, however, management does not expect the amount to be material. There can be no assurance that we will be successful in the defense of the Justice Department action.

     We are subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. While the resolution of these matters cannot be predicted with certainty, management believes that the final outcome of such matters will not have a material adverse effect on our consolidated financial statements.

14.  SUBSEQUENT EVENTS

     In the ordinary course of our business, we issue letters of intent indicating a willingness to negotiate for the purchase or sale of multifamily properties or development land. In accordance with local real estate market practice, such letters of intent are non-binding, and neither party to the letter of intent is obligated to pursue negotiations unless and until a definitive contract is entered into by the parties. Even if definitive contracts are entered into, the letters of intent and resulting contracts contemplate that such contracts will provide the purchaser with time to evaluate the properties and conduct due diligence and during which periods the purchaser will have the ability to terminate the contracts without penalty or forfeiture of any deposit or earnest money. There can be no assurance that definitive contracts will be entered into with respect to any properties covered by letters of intent or that we will acquire or sell any property as to which we may have entered into a definitive contract. Further, due diligence periods are frequently extended as needed. An acquisition or sale becomes probable at the time that the due diligence period expires and the definitive contract has not been terminated. We are then at risk under an acquisition contract, but only to the extent of any earnest money deposits associated with the contract, and is obligated to sell under a sales contract.

     We are currently in the due diligence period for the purchase of land for development. No assurance can be made that we will be able to complete the negotiations or become satisfied with the outcome of the due diligence.

     At year end, we were obligated under an earnest money contract to sell two parcels of land totaling approximately $15 million. We expect to complete this transaction late in the first quarter to early in the second quarter of 2000.

     We are currently seeking to selectively dispose of up to $150 million of real estate assets that management believes have a lower projected net operating income growth rate than the overall portfolio, or no longer conform to our operating and investment strategies. We currently anticipate using the potential proceeds from these sales to retire debt and repurchase shares. However, we cannot assure you that we will complete these sales or that the final outcomes of these sales, if completed, will be on terms favorable to us.

15.  QUARTERLY FINANCIAL DATA (unaudited)

     Summarized quarterly financial data for the years ended December 31, 1999 and 1998 are as follows:


(In thousands, except per share amounts)
                                                 First        Second       Third       Fourth        Total
                                               ----------   -----------  -----------  ----------   -----------
1999:
   Revenues                                    $  88,835     $  91,412    $  94,177   $  96,872    $  371,296
   Net income to common shareholders              13,706*       12,838       13,535**    12,173        52,252
   Basic earnings per share                         0.32*         0.31         0.33**      0.30          1.27
   Diluted earnings per share                       0.31*         0.30         0.32**      0.29          1.23

1998***:
   Revenues                                    $  58,592     $  91,587    $  86,549   $  87,111    $  323,839
   Net income to common shareholders               8,961         9,568       14,650      14,783        47,962
   Basic earnings per share                         0.28          0.22         0.33        0.33          1.16
   Diluted earnings per share                       0.27          0.21         0.31        0.32          1.12


* Includes a $720 or $0.02 basic and diluted earnings per share impact related to gain on the sale of a property.
** Includes a $2,259 or $0.06 basic earnings and $0.05 diluted earnings per share impact related to gain on sales of properties.
***  Includes results of the Oasis merger beginning April 1, 1998.

16.  Price Range of Common Shares (unaudited)

     The high and low sales prices per share of our common shares, as reported on the New York Stock Exchange composite tape, and distributions per share declared for the quarters indicated were as follows:


                                        High           Low       Distributions
                                   ------------ -------------- -----------------
1999:
   First                           $ 26 11/16      $ 24  3/16      $   0.520
   Second                            28  3/16        24  1/8           0.520
   Third                             28  3/16        25 15/16          0.520
   Fourth                            27  3/4         25  9/16          0.520

1998:
   First                          $  30  9/16      $ 28  5/8       $   0.505
   Second                            31  1/16        27 15/16          0.505
   Third                             30  7/16        25                0.505
   Fourth                            27  7/8         24  1/2           0.505

                              CAMDEN PROPERTY TRUST
           COMPARATIVE SUMMARY OF SELECTED FINANCIAL AND PROPERTY DATA

(In thousands, except per share amounts)

                                                                   Year Ended December 31,
                                                        ----------------------------------------------------------------------
                                                             1999          1998*          1997**         1996          1995
                                                        -------------  -------------  -------------  -----------   -----------
Operating Data
Revenues:
   Rental income                                        $    341,168   $    300,632   $    187,928   $  105,785    $   92,275
   Other property income                                      22,148         18,093          9,446        4,453         3,617
                                                        -------------  -------------  -------------  -----------   -----------
        Total property income                                363,316        318,725        197,374      110,238        95,892
   Equity in income of joint ventures                            683          1,312          1,141
   Fee and asset management                                    5,373          1,552            743          949         1,029
   Other income                                                1,924          2,250            531          419           353
                                                        -------------  -------------  -------------  -----------   -----------
        Total revenues                                       371,296        323,839        199,789      111,606        97,274
                                                        -------------  -------------  -------------  -----------   -----------

Expenses
   Property operating and maintenance                        107,972         97,137         70,679       40,604        37,093
   Real estate taxes                                          36,410         31,469         21,028       13,192        11,481
   General and administrative                                 10,606          7,998          4,389        2,631         2,263
   Interest                                                   57,856         50,467         28,537       17,336        13,843
   Depreciation and amortization                              89,516         78,113         44,836       23,894        20,264
                                                        -------------  -------------  -------------  -----------   -----------
       Total expenses                                        302,360        265,184        169,469       97,657        84,944
                                                        -------------  -------------  -------------  -----------   -----------

Income before gain on sales of properties and joint
   venture interests, losses related to early
   retirement of debt and minority interests                  68,936         58,655         30,320       13,949        12,330
Gain on sales of properties and joint venture interests        2,979                        10,170          115
Losses related to early retirement of debt                                                    (397)      (5,351)
                                                        -------------  -------------  -------------  -----------   -----------
Income before minority interests                              71,915         58,655         40,093        8,713        12,330
Income allocated to minority interests
Preferred unit distributions                                  (8,278)
Operating partnership units                                   (2,014)        (1,322)        (1,655)
                                                        -------------  -------------  -------------  -----------   -----------
       Total income allocated to minority interests          (10,292)        (1,322)        (1,655)
                                                        -------------  -------------  -------------  -----------   -----------
Net income                                                    61,623         57,333         38,438        8,713        12,330
Preferred share dividends                                     (9,371)        (9,371)                         (4)          (39)
                                                        -------------  -------------  -------------   ----------   -----------
Net income to common shareholders                       $     52,252   $     47,962   $     38,438   $    8,709    $   12,291
                                                        =============  =============  =============  ===========   ===========

Basic earnings per share                                $       1.27   $       1.16   $       1.46   $     0.59    $     0.86
Diluted earnings per share                              $       1.23   $       1.12   $       1.41   $     0.58    $     0.86
Distributions per common share                          $       2.08   $       2.02   $       1.96   $     1.90    $     1.84
Weighted average number of common shares outstanding .        41,236         41,174         26,257       14,849        14,325
Weighted average number of common and common                  44,291         44,183         28,356       14,979        14,414
   dilutive equivalent shares outstanding

Balance Sheet Data (at end of period)
Real estate assets                                      $  2,678,034    $ 2,487,942   $  1,397,138   $  646,545    $  607,598
Accumulated depreciation                                    (253,545)      (167,560)       (94,665)     (56,369)      (36,800)
Total assets                                               2,487,932      2,347,982      1,323,620      603,510       582,352
Notes payable                                              1,165,090      1,002,568        480,754      244,182       235,459
Minority interests                                           196,852         71,783         63,325
Convertible subordinated debentures                            3,406          3,576          6,025       27,702        44,050
Series A Preferred Shares issued in 1993                                                                                1,950
Shareholders' Equity                                       1,016,675      1,170,388        710,564      295,428       267,829

Common shares outstanding                                     39,093         43,825         31,694       16,521        14,514


                              CAMDEN PROPERTY TRUST

(In thousands, except property data amounts)

                                                                                  Year Ended December 31,
                                                             -------------------------------------------------------------------
                                                                1999          1998*        1997**        1996          1995
                                                             ------------  ------------ ------------- ------------ -------------
Other Data
Cash flows provided by (used in):
     Operating activities                                    $  164,021    $  138,419   $   65,974    $   41,267   $    37,594
     Investing activities                                      (220,571)      (55,013)     (73,709)      (41,697)      (97,003)
     Financing activities                                        56,420       (84,227)      11,837                      59,404
                                                                                                           2,560
Funds from operations***                                        152,369       137,996       75,753        39,999        35,260

Property Data
Number of operating properties (at end of period)                   153           149          100            48            50
Number of operating apartment homes (at end of period)           53,311        51,310       34,669        17,611        16,742
Number of operating apartment homes (weighted average)           45,606        42,411       29,280        17,362        16,412
Weighted average monthly total property
   income per apartment home                                 $      664    $      626   $      562    $      529   $       487
Properties under development (at end of period)                       6            14            6             5             9


*    Effective April 1, 1998 we acquired Oasis.
**   Effective April 1, 1997 we acquired Paragon.
*** Management considers FFO to be an appropriate measure of the performance of an equity REIT. The National Association of Real Estate Investment Trusts ("NAREIT") currently defines FFO as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. In addition, extraordinary or unusual items, along with significant non-recurring events that materially distort the comparative measure of FFO are typically disregarded in its calculation. Our definition of diluted FFO also assumes conversion at the beginning of the period of all convertible securities, including minority interests, which are convertible into common equity. We believe that in order to facilitate a clear understanding of our consolidated historical operating results, FFO should be examined in conjunction with net income as presented in the consolidated financial statements and data included elsewhere in this report. FFO is not defined by generally accepted accounting principles. FFO should not be considered as an alternative to net income as an indication of our operating performance or to net cash provided by operating activities as a measure of our liquidity. Further, FFO as disclosed by other REIT's may not be comparable to our calculation.