Form 10-K, Exhibit 13
period 2000-12-31
CAMDEN PROPERTY TRUST
filed 2001-03-29
CIK 906345

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

     the results of our efforts to implement our property development strategy; the effect of economic and market conditions;
     our failure to qualify as a real estate investment trust;
     our cost of capital;
     the actions of our competitors and our ability to respond to those actions; changes in government regulations, tax rates and similar matters; and environmental uncertainties and natural disasters.

     Do not rely on these forward-looking statements, which only represent our estimates and assumptions as of the date of this report. We assume no obligation to update or revise any forward-looking statement.

Business

     Camden Property Trust is a real estate investment trust and, with our subsidiaries, reports as a single business segment. As of December 31, 2000, we owned interests in, operated or were developing 148 multifamily properties containing 52,874 apartment homes located in nine states. Our properties, excluding properties in lease-up and under development, had a weighted average occupancy rate of 94% for the year ended December 31, 2000. This represents the average occupancy for all our properties in 2000 weighted by the number of apartment homes in each property. Three of our multifamily properties containing 1,538 apartment homes were under development at December 31, 2000. Additionally, we have several sites which we intend to develop into multifamily apartment communities.

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

Property Update

     During 2000, we completed construction on the following four development properties totaling 1,474 apartment homes: The Park at Caley in Denver, The Park at Lee Vista in Orlando, The Park at Oxmoor in Louisville, and The Park at Arizona Center in Phoenix. We also completed the construction of an additional 151 apartment homes at Miramar, an existing operating property located in Corpus Christi, Texas. Stabilization occurred during 2000 at The Park at Caley, The Park at Holly Springs and The Park at Greenway, both of which are located in Houston, The Park at Goose Creek in Baytown, Texas and for the new units at Miramar. We consider a property stabilized once it reaches 90% occupancy, or generally one year from opening the leasing office, with some allowances for larger than average properties. We expect stabilization to occur at the remaining development properties during 2001. Additionally, construction continued at two properties: The Park at Farmers Market in Dallas and The Park at Crown Valley in Mission Viejo, California, both of which have begun leasing; and we began construction on Camden Harbour View, a 538-unit property located in Long Beach, California.

     Dispositions during the year included eleven properties containing 3,599 apartment homes, a mini-storage facility located in Las Vegas and four parcels of undeveloped land. Of the eleven properties sold, three were located in each of Houston, Dallas and Las Vegas, and one was located in each of St. Louis and El Paso. As a result of these sales, we have exited the El Paso market, reduced the number of assets in our three largest markets and believe that we have improved the overall quality and geographic mix of our portfolio. The land sales consisted of two parcels totaling 2.9 acres located in downtown Dallas and one parcel totaling 38.5 acres located in Houston. These parcels of land are adjacent to our land development projects located in those cities, and were sold for commercial and retail use. Additionally, we sold a 19.5 acre tract of land located in Las Vegas which we acquired in our merger with Oasis. We used the net proceeds from these dispositions, totaling $150.1 million, to reduce indebtedness outstanding under our unsecured line of credit.

     Our multifamily property portfolio, excluding land we hold for future development and joint venture properties we do not manage, at December 31, 2000, 1999 and 1998 is summarized as follows:

                                                     2000                       1999                       1998
                                           ------------------------- ------------------------- --------------------------
                                            Apartment                 Apartment                  Apartment
                                              Homes      Properties     Homes      Properties      Homes      Properties
                                           ----------- ------------- ------------ ------------ ------------- ------------
Operating Properties
Texas
   Houston                                        7,190         16          8,258         19           6,345         15
   Dallas (a)                                     8,447         23          9,381         26           9,381         26
   Austin                                         1,745          6          1,745          6           1,745          6
   Other                                          1,663          4          1,641          5           1,641          5
                                           -------------  ---------  -------------  ---------   -------------  ---------
     Total Texas Operating Properties            19,045         49         21,025         56          19,112         52

Arizona                                           2,658          8          2,326          7           2,326          7
California                                        1,272          3          1,272          3           1,272          3
Colorado (a)                                      2,529          8          2,312          7           1,972          6
Florida (b)                                       7,827         17          7,335         17           7,261         17
Kentucky                                          1,448          5          1,016          4           1,142          5
Missouri                                          2,719          7          3,327          8           3,327          8
Nevada (a)                                       11,103         38         11,963         41          12,163         41
North Carolina (a)                                2,735         10          2,735         10           2,735         10
                                           -------------  ---------  -------------  ---------   -------------  ---------
     Total Operating Properties                  51,336        145         53,311        153          51,310        149
                                           -------------  ---------  -------------  ---------   -------------  ---------
Properties Under Development
Texas
   Houston (c)                                                                                         2,213          5
   Dallas                                           620          1            620          1             600          1
Arizona                                                                       332          1             325          1
California                                          918          2            380          1             380          1
Colorado                                                                      218          1             558          2
Florida (c)                                                                   492          1           1,150          3
Kentucky                                                                      432          1             432          1
                                           -------------  ---------  -------------  ---------   -------------  ---------
Total Properties Under Development                1,538          3          2,474          6           5,658         14
                                           -------------  ---------  -------------  ---------   -------------  ---------
     Total Properties                            52,874        148         55,785        159          56,968        163
                                                          =========                 =========                  =========
Less: Joint Venture
     Apartment Homes (a)                          6,503                     6,504                      6,704
                                           -------------             -------------              -------------
Total Apartment Homes
     - Owned 100%                                46,371                    49,281                     50,264
                                           =============             =============              =============

  (a) The figures include properties held in joint ventures as follows: one property with 708 apartment homes in Dallas and two properties with 556 apartment homes in North Carolina in which we own a 44% interest, the remaining interest is owned by unaffiliated private investors; one property with 320 apartment homes (321 apartment homes at December 31, 1999 and 1998) in Colorado in which we own a 50% interest, the remaining interest is owned by an unaffiliated private investor; and 19 properties with 4,919 apartment homes (5,119 apartment homes at December 31, 1998) in Nevada owned through Sierra-Nevada Multifamily Investments, LLC in which we own a 20% interest.
  (b) Includes the combination of operations at January 1, 2000 of two adjacent properties.
  (c) The 2000 and 1999 figures exclude two properties classified as Properties Under Development at December 31, 1998 as follows: one property with 300 apartment homes in Houston which is now classified as land held for future development, and one property with 352 apartment homes in Florida which was sold during 1999.

      At December 31, 2000, we had three completed properties in lease-up as follows:



                                         Product      Number of        % Leased                        Estimated
                                          Type        Apartment       at 3/16/01       Date of          Date of
         Property and Location                          Homes                        Completion      Stabilization
-------------------------------------- ------------ ---------------  -------------  --------------  -----------------

The Park at Oxmoor                       Garden          432                86%         1Q00              1Q01
   Louisville, KY
The Park at Lee Vista                    Garden          492                92%         1Q00              1Q01
   Orlando, FL
The Park at Arizona Center                                                  70%         1Q00              3Q01
   Phoenix, AZ                            Urban          332


      At December 31, 2000, we had three development properties in various stages of construction as follows:

                                                  Product      Number of      Estimated      Estimated      Estimated
                                                   Type        Apartment        Cost          Date of         Date of
Property and Location                                            Homes      ($ millions)*   Completion    Stabilization
------------------------------------------- ----------------- ----------- ---------------- ------------ -----------------
In Lease-Up
The Park at Farmers Market, Phase I                Urban            620      $     59.9        1Q01            4Q01
   Dallas, TX
The Park at Crown Valley                          Garden            380            58.5        2Q01            4Q01
   Mission Viejo, CA
Under Construction
Camden Harbour View                                Urban            538           120.0        2Q03            2Q04
   Long Beach, CA
                                                              ----------     -----------
    Total development properties                                  1,538      $    238.4
                                                              ==========     ===========


    *As of December 31, 2000, we had incurred $123.5 million of the estimated $238.4 million.

     Properties under development in our consolidated financial statements includes $101.9 million related to the development of three urban land projects located in Dallas, Houston and Long Beach, California. Of this amount, $47.2 million relates to two of our current development projects - The Park at Farmers Market in Dallas and Camden Harbour View in Long Beach. We have an additional $22.3 million invested in Dallas, which we may use for the future development of Farmers Market, Phase II, and we are also in the construction phase of for-sale townhomes in this area. We have $32.4 million invested in additional land under development in Houston and Long Beach. We are currently in the planning phase with respect to these properties to determine whether to further develop apartment homes in these areas. We may also sell certain parcels of all three properties to third parties for commercial and retail development.

     Our multifamily property portfolio is diversified throughout markets in the Southwest, Southeast, Midwest and Western regions of the United States. At December 31, 2000 and 1999, our investment in various geographic areas, excluding investment in joint ventures, was as follows:

(Dollars in thousands)
                                           2000                     1999
                                   -------------------      --------------------
Texas
  Houston                          $    379,036    14%      $   402,997      15%
  Dallas                                388,212    15           393,223      15
  Austin                                 70,244     3            69,162       3
  Other                                  59,143     2            59,200       2
                                   ------------- -----      ------------ -------
     Total Texas Properties             896,635    34           924,582      35
                                   ------------- -----      ------------ -------
Arizona                                 155,225     6           148,871       6
California                              212,785     8           177,394       7
Colorado                                188,507     7           184,798       7
Florida                                 401,748    15           393,569      15
Kentucky                                 74,595     3            69,322       3
Missouri                                149,593     6           172,454       6
Nevada                                  448,670    17           491,226      18
North Carolina                           95,971     4            93,949       3
                                   ------------- -----      ------------ -------
     Total Properties              $  2,623,729   100%      $ 2,656,165     100%
                                   ============= =====      ============ =======

     Beginning in 1999, we entered into agreements with unaffiliated third parties to develop, construct and manage nine multifamily projects in five states containing a total of 3,112 apartment homes. We are providing financing for a portion of each project in the form of notes receivable which mature through 2005. These notes earn interest at 10% annually and are secured by second liens on the assets and partial guarantees by the third party owners. At December 31, 2000 and 1999, these notes had principal balances totaling $72.9 million and $28.1 million, respectively. We anticipate funding up to an aggregate of $110 million in connection with these projects. We expect these notes to be repaid from operating cash flow or proceeds from the sale of the individual properties. We have begun construction on four of these projects, and initial occupancy has begun on three of the projects. We have the option to purchase these properties in the future at a price to be determined based upon the property's performance and an agreed valuation model.

Liquidity and Capital Resources

Financial Structure

     We intend to continue maintaining what management believes to be a conservative capital structure by:

        (i) using what management believes is a prudent combination of debt and common and preferred equity;
        (ii) extending and sequencing the maturity dates of our debt where possible;
        (iii) managing interest rate exposure using fixed rate debt and hedging where management believes it is appropriate;
        (iv) borrowing on an unsecured basis in order to maintain a substantial number of unencumbered assets; and
        (v)    maintaining conservative coverage ratios.

     The interest expense coverage ratio, net of capitalized interest, was 3.4 and 3.7 times for the years ended December 31, 2000 and 1999, respectively. At December 31, 2000 and 1999, 75.6% and 76.0%, respectively, of our real estate assets (based on invested capital) were unencumbered.

Liquidity

     We intend to meet our short-term liquidity requirements through cash flows provided by operations, our unsecured line of credit discussed in the "Financial Flexibility" section and other short-term borrowings. We expect that our ability to generate cash will be sufficient to meet our short-term liquidity needs, which include:

        (i)      normal operating expenses;
        (ii)     current debt service requirements;
        (iii)    recurring capital expenditures;
        (iv)     property development; and
        (v)      distributions on our common and preferred equity.


     We consider our long-term liquidity requirements to be the repayment of maturing debt and borrowings under our unsecured line of credit and funding of acquisitions. We intend to meet our long-term liquidity requirements through the use of common and preferred equity capital, senior unsecured debt and property dispositions.

     We intend to concentrate our growth efforts toward selective development and acquisition opportunities in our current markets, and through the acquisition of existing operating and development properties in selected new markets. During the year ended December 31, 2000, we incurred $94.4 million in development costs and no acquisition costs. We are developing three additional properties at an aggregate cost of approximately $238.4 million of which we incurred $68.1 million during 2000. Remaining costs on these three properties, at December 31, 2000, totaled approximately $ 114.9 million. At year end, we were obligated for approximately $13 million under construction contracts (a substantial amount of which we expect to fund by debt). We intend to fund our developments and acquisitions through a combination of equity capital, partnership units, medium-term notes, construction loans, other debt securities and the unsecured line of credit. We also seek to selectively dispose of assets that management believes have a lower projected net operating income growth rate than the overall portfolio, or no longer conform to our operating and investment strategies. Additionally, over the next three years, we will continue rebalancing our portfolio with the goal of limiting any one market to no more than 12% of total real estate assets. Such sales may generate capital for acquisitions and new developments or for debt reduction.

     Dispositions during the year included eleven properties containing 3,599 apartment homes, a mini-storage facility located in Las Vegas and four parcels of undeveloped land. Of the eleven properties sold, three were located in each of Houston, Dallas and Las Vegas, and one was located in each of St. Louis and El Paso. The land sales consisted of two parcels totaling 2.9 acres located in downtown Dallas and one parcel totaling 38.5 acres located in Houston. Additionally, we sold a 19.5 acre tract of land located in Las Vegas which we acquired in our merger with Oasis. We used the net proceeds from these dispositions, totaling $150.1 million, to reduce indebtedness outstanding under our unsecured line of credit.

     During 2000, we invested approximately $750,000 into BroadBand Residential Inc., a multi-unit owner-sponsored broadband company providing high-speed data services to multi-family residents, and invested approximately $2.1 million in Viva Group, Inc., an internet based company that provides online owner-renter matching services for the multi-family housing industry. Our investment in Broadband Residential is recorded using the equity method, and our investment in Viva is recorded at cost. Both of these investments are recorded in other assets in our consolidated financial statements. Additionally, we have signed a commitment to invest up to $3.5 million with a consortium of real estate and technology companies which intends to pursue a broad range of real estate technology initiatives and opportunities. All of these investments were made along with other multi-family real estate owners. Subsequent to yearend, we committed an additional $1.8 million to BroadBand Residential which will be funded through a note receivable, of which we have funded approximately $600,000.

     Net cash provided by operating activities totaled $163.8 million for 2000 compared to $164.0 million for 1999. This slight decrease was attributable to a $20.4 million increase in net operating income from the real estate portfolio for 2000 as compared to 1999, offset by a $11.1 million increase in interest expense and a $4.6 million increase in distributions on units convertible into perpetual preferred shares. Net operating income represents total property revenues less property operating and maintenance expenses, including real estate taxes. Also during the year, other assets increased $9.2 million.

     Net cash used in investing activities totaled $13.1 million for the year ended 2000 compared to $220.6 million in 1999. Total real estate assets, before accumulated depreciation, decreased $31.7 million for 2000 as a result of property sales in excess of property additions, compared to an increase of $190.1 million during 1999. Net cash flows used in investing activities during 2000 included $150.1 million in net proceeds received from property dispositions. This increase in cash was offset by expenditures for property development and capital improvements totaling $94.4 million and $27.9 million, respectively for the year. For the year ended 1999, expenditures for property development and capital improvements were $188.5 million and $33.4 million, respectively. Additionally, we received $13.2 million in net proceeds from property dispositions during 1999.

     Net cash used in financing activities totaled $151.3 million for the year ended 2000 compared to net cash provided by financing activities of $56.4 million for 1999. During 2000, we paid distributions totaling $112.9 million, repaid notes payable totaling $107.4 million and repurchased $31.2 million in common shares and units convertible into common shares. These payments were offset by the issuances of $17.5 million of preferred units, which are discussed in the "Financial Flexibility" section, and an increase in borrowings under our line of credit of $80.0 million. For the year ended 1999, we paid distributions totaling $108.3 million and repurchased $128.9 million common shares and units convertible into common shares. Additionally, during the year ended 1999, we issued $135.5 million of preferred units and $254.5 million of senior unsecured notes. The proceeds from these issuances were used to pay down borrowings under our line of credit, which decreased $66.0 million during 1999.

     In 1998, we began repurchasing our securities under a program approved by our Board of Trust Managers. The plan allows us to repurchase or redeem up to $200 million of our securities through open market purchases and private transactions. Management consummates these repurchases and redemptions at the time when they believe that we can reinvest available cash flow into our own securities at yields which exceed those currently available on direct real estate investments. These repurchases were made and we expect that future repurchases, if any, will be made without incurring additional debt and, in management's opinion, without reducing our financial flexibility. At December 31, 2000, we had repurchased approximately 6.9 million common shares and redeemed approximately 106,000 units at a total cost of $180.9 million.

     On January 17, 2001, we paid a distribution of $0.5625 per share for the fourth quarter of 2000 to all holders of record of our common shares as of December 18, 2000, and paid an equivalent amount per unit to holders of common limited partnership units in Camden Operating, L.P. Total distributions to common shareholders and holders of common operating partnership units for the year ended December 31, 2000 were $2.25 per share or unit. We determine the amount of cash available for distribution to unitholders in accordance with the partnership agreements and have made and intend to continue to make distributions to the holders of common operating partnership units in amounts equivalent to the per share distributions paid to holders of common shares. We intend to continue to make shareholder distributions in accordance with REIT qualification requirements under the federal tax code while maintaining what management believes to be a conservative payout ratio, and expect to continue reducing the payout ratio. The dividend payout ratio was 64% and 65% for the years ended December 31, 2000 and 1999, respectively.

     On February 15, 2001, we paid a quarterly dividend on our preferred shares of $0.5625 per share to all preferred shareholders of record as of December 18, 2000. Total dividends to holders of preferred shares for the year ended December 31, 2000 were $2.25 per share.

     In 1999, our operating partnership issued $100 million of 8.5% Series B Cumulative Redeemable Perpetual Preferred Units. Also during 1999 and 2000, our operating partnership issued $53 million of 8.25% Series C Cumulative Redeemable Perpetual Preferred Units. Distributions on the preferred units are payable quarterly in arrears. The preferred units are redeemable for cash by the operating partnership on or after the fifth anniversary of issuance at par plus the amount of any accumulated and unpaid distributions. The preferred units are convertible after 10 years by the holder into corresponding Cumulative Redeemable Perpetual Preferred Shares. The preferred units are subordinate to present and future debt. Distributions on the preferred units totaled $12.8 million for the year ended December 31, 2000.

Financial Flexibility

     During the third quarter of 2000, our line of credit, which was entered into in August 1999 with 14 banks for a total commitment of $375 million, was increased to $400 million and the maturity was extended to August 2003. The scheduled interest rate is currently based on a spread over LIBOR or Prime. The scheduled interest rates are subject to change as our credit ratings change. Advances under the line of credit may be priced at the scheduled rates, or we may enter into bid rate loans with participating banks at rates below the scheduled rates. These bid rate loans have terms of six months or less and may not exceed the lesser of $200 million or the remaining amount available under the line of credit. The line of credit is subject to customary financial covenants and limitations. At year end, we were in compliance with all covenants and limitations.

     As an alternative to our unsecured line of credit, we from time to time borrow using competitively bid unsecured short-term notes with lenders who may or may not be a part of the unsecured line of credit bank group. Such borrowings vary in term and pricing and are typically priced at interest rates below those available under the unsecured line of credit.

     As of December 31, 2000, we had $204 million available under the unsecured line of credit. During January 2000, we combined our three outstanding shelf registrations into a single $750 million universal shelf registration, all of which was available at year end. The shelf registration allows us to issue up to $750 million in debt securities and common and preferred equity securities. We have significant unencumbered real estate assets which could be sold or used as collateral for financing purposes should other sources of capital not be available.

     Subsequent to year end, we issued from our $750 million shelf registration an aggregate principal amount of $50 million of 7% five-year senior unsecured notes maturing on February 15, 2006 and $150 million of 7.625% ten-year senior unsecured notes maturing on February 15, 2011. Interest on the notes is payable semiannually on February 15 and August 15, commencing on August 15, 2001. We may redeem the notes at any time at a redemption price equal to the principal amount and accrued interest, plus a make-whole provision. The notes are direct, senior unsecured obligations and rank equally with all other unsecured and unsubordinated indebtedness. The proceeds from the sale of the notes were $197.8 million, net of issuance costs. We used the net proceeds to reduce indebtedness outstanding under the unsecured line of credit.

Market Risk

     We use fixed and floating rate debt to finance acquisitions, developments and maturing debt. These transactions expose us to market risk related to changes in interest rates. Management's policy is to review our borrowings and attempt to mitigate interest rate exposure through the use of derivative instruments. Our policy regarding the use of derivative financial instruments in managing market risk exposures is consistent with the prior year and is not expected to change in future years. We do not use derivative financial instruments for trading or speculative purposes. As of December 31, 2000, we had no derivative instruments outstanding.

     For fixed rate debt, interest rate changes affect the fair market value but do not impact net income to common shareholders or cash flows. Conversely, for floating rate debt, interest rate changes generally do not affect the fair market value but do impact net income to common shareholders and cash flows, assuming other factors are held constant.

     At December 31, 2000, we had fixed rate debt of $879.5 million and floating rate debt of $258.6 million. Holding other variables constant (such as debt levels), a one percentage point variance in interest rates would change the unrealized fair market value of the fixed rate debt by approximately $27.6 million. The net income to common shareholders and cash flows impact on the next year resulting from a one percentage point variance in interest rates on floating rate debt would be approximately $2.6 million, holding all other variables constant.

Funds from Operations

     Management considers FFO to be an appropriate measure of performance of an equity REIT. The National Association of Real Estate Investment Trusts currently defines FFO as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Our definition of diluted FFO also assumes conversion at the beginning of the period of all dilutive convertible securities, including minority interest, which are convertible into common equity.

     We believe that in order to facilitate a clear understanding of our consolidated historical operating results, FFO should be examined in conjunction with net income as presented in the consolidated financial statements and data included elsewhere in this report. FFO is not defined by generally accepted accounting principles. FFO should not be considered as an alternative to net income as an indication of our operating performance or to net cash provided by operating activities as a measure of our liquidity. Further, FFO as disclosed by other REIT's may not be comparable to our calculation. Our diluted FFO for the year ended December 31, 2000 increased $3.9 million over 1999. On a per share basis, diluted FFO for 2000 increased 9.4% over 1999. This increase in diluted FFO was due to a $20.4 million increase in net operating income from our real estate portfolio, offset by an increase in interest on debt which was used to fund developments and repurchase shares under our securities repurchase program, and an increase in distributions on units convertible into perpetual preferred shares.

     The calculation of basic and diluted FFO for the years ended December 31, 2000 and 1999 follows:

(In thousands)

                                                                          2000          1999
                                                                       ----------    ----------
Funds from operations
    Net income to common shareholders                                  $  65,053     $  52,252
    Real estate depreciation                                              94,277        87,491
    Real estate depreciation from unconsolidated ventures                  3,238         3,198
    Loss on sale of property held in unconsolidated ventures                               738
    Gain on sales of properties and joint venture interests              (18,323)       (2,979)
                                                                       ----------    ----------
Funds from operations - basic                                            144,245       140,700
    Preferred share dividends                                              9,371         9,371
    Income allocated to units convertible into common shares               2,461         2,014
    Interest on convertible subordinated debentures                          177           258
    Amortization of deferred costs on convertible debentures                  20            26
                                                                       ----------    ----------
Funds from operations - diluted                                        $ 156,274     $ 152,369
                                                                       ==========    ==========

Weighted average shares - basic                                           38,112        41,236
    Common share options and awards granted                                  729           431
    Preferred shares                                                       3,207         3,207
    Minority interest units                                                2,547         2,624
    Convertible subordinated debentures                                      105           146
                                                                       ----------    ----------
Weighted average shares - diluted                                         44,700        47,644
                                                                       ==========    ==========

Results of Operations

     Changes in revenues and expenses related to the operating properties from period to period are primarily due to property acquisitions, including the Oasis merger during 1998, developments, dispositions and improvements in the performance of the stabilized properties in the portfolio. Where appropriate, comparisons are made on a dollars-per-weighted-average-apartment homes basis in order to adjust for such changes in the number of apartment homes owned during each period. Selected weighted average revenues and expenses per operating apartment home for the three years ended December 31, 2000 are as follows:

                                                                          2000        1999         1998
                                                                      ------------ ----------- ------------
Rental income per apartment home per month                             $      653  $      623   $      591
Property operating and maintenance per apartment home per year         $    2,424  $    2,367   $    2,290
Real estate taxes per apartment home per year                          $      840  $      798   $      742
Weighted average number of operating apartment homes                       46,501      45,606       42,411


2000 Compared to 1999

     Earnings before interest, depreciation and amortization increased $21.1 million, or 9.8%, from $216.3 million to $237.4 million for the years ended December 31, 1999 and 2000, respectively. The weighted average number of apartment homes increased by 895 apartment homes, or 1.9%, from 45,606 to 46,501 for the years ended December 31, 1999 and 2000, respectively. Total operating properties were 122 and 130 at December 31, 2000 and 1999, respectively. The weighted average number of apartment homes and the operating properties exclude the impact of our ownership interest in properties owned in joint ventures.

     Our apartment communities generate rental revenue and other income through the leasing of apartment homes. Revenues from our rental operations comprised 97%and 98% of our total revenues for the years ended December 31, 2000 and 1999, respectively. Our primary financial focus for our apartment communities is net operating income. Net operating income represents total property revenues less property operating and maintenance expenses, including real estate taxes. Net operating income increased $20.4 million, or 9.3%, from $218.9 million to $239.4 million for the years ended December 31, 1999 and 2000, respectively.

     Rental income for the year ended December 31, 2000 increased $22.9 million, or 6.7% over the year ended December 31, 1999. Rental income per apartment home per month increased $30, or 4.8%, from $623 to $653 for the years ended December 31, 1999 and 2000, respectively. The increase was primarily due to increased revenue growth from the stabilized real estate portfolio and higher average rental rates on the completed development properties. Additionally, overall average occupancy increased from 93.4% for the year ended December 31, 1999 to 94.0% for the year ended December 31, 2000.

     Other property income increased $4.9 million from $22.1 million to $27.0 million for the years ended December 31, 1999 and 2000, respectively, which represents a monthly increase of $8 per apartment home. This increase in other property income was primarily due to increases from revenue sources such as telephone, cable and water.

     Other income increased $3.9 million from $1.9 million to $5.8 million for the years ended December 31, 1999 and 2000, respectively. This increase was primarily due to interest earned on our notes receivable which increased $38.5 million during the year.

     Property operating and maintenance expenses increased $4.8 million or 4.4%, from $108.0 million to $112.7 million, but decreased as a percent of total property income from 29.7% to 28.8%, for the years ended December 31, 1999 and 2000, respectively. The increase in operating expense was due to a larger number of apartment homes in operation and an increase in salary and benefit expenses per unit. Our operating expense ratios decreased primarily as a result of operating efficiencies generated by our newly developed properties.

     Real estate taxes increased $2.6 million from $36.4 million to $39.1 million for the years ended December 31, 1999 and 2000, respectively, which represents an annual increase of $42 per apartment home. The increase was primarily due to increases in the valuations of renovated and developed properties and increases in property tax rates.

     General and administrative expenses increased $3.7 million, from $10.6 million in 1999 to $14.3 million in 2000, and increased as a percent of revenues from 2.9% to 3.6%. The increase was primarily due to increases in incentive-based compensation expense, including the vesting of previously issued and outstanding restricted performance-based compensation awards related to successful implementation of our land development strategy, and expenses related to our information technology initiatives. Excluding the vesting of the restricted awards associated with the land sales, the general and administrative expense percentage would have been 3.0% of revenues for the year ended December 31, 2000.

     Interest expense increased from $57.9 million in 1999 to $69.0 million in 2000 primarily due to interest on debt incurred to fund new development and repurchase securities under our repurchase program. Interest capitalized was $15.3 million and $16.4 million for the years ended December 31, 2000 and 1999, respectively.

     Depreciation and amortization increased from $89.5 million to $97.0 million. This increase was due primarily to the completion of new development and capital expenditures over the past two years, partially offset by property dispositions.

     Gains on sales of properties for the year ended December 31, 2000 totaled $18.3 million due to the sale of eleven properties containing a total of 3,599 apartment homes. Also included in the gain is the sale of a mini-storage facility in Las Vegas and the sale of approximately 61 acres of undeveloped land located in Las Vegas, Dallas and Houston. Gains on sales of properties for the year ended December 31, 1999 totaled $3.0 million due to the sale of two multifamily properties containing 358 units and the sale of our investment in two commercial office buildings. The gains recorded on these 1999 dispositions were partially offset by a loss on the sale of a retail/commercial center. The gains in 1999 do not include a loss on the sale of a 408 unit property held in a joint venture of $738,000 which is included in "Equity in income of joint ventures."

     Distributions on units convertible into perpetual preferred shares increased $4.6 million, from $8.3 million for the year ended December 31, 1999 to $12.8 million for the year ended December 31, 2000. This increase is attributable to our issuances of perpetual preferred units during 1999 and 2000 as follows: $100 million in February 1999; $35.5 million in August and September of 1999; and $17.5 million in January 2000.

1999 Compared to 1998

     Earnings before interest, depreciation and amortization increased $29.1 million, or 15.5%, from $187.2 million to $216.3 million for the years ended December 31, 1998 and 1999, respectively. The weighted average number of apartment homes increased by 3,195 apartment homes, or 7.5%, from 42,411 to 45,606 for the years ended December 31, 1998 and 1999, respectively. Total operating properties were 126 and 130 at December 31, 1998 and 1999, respectively. The weighted average number of apartment homes and the operating properties exclude the impact of our ownership interest in operating properties and apartment homes owned in joint ventures.

     Our apartment communities generate rental revenue and other income through the leasing of apartment homes. Revenues from our rental operations comprised 98% of our total revenues for the years ended December 31, 1999 and 1998. Our primary financial focus for our apartment communities is net operating income. Net operating income represents total property revenues less property operating and maintenance expenses, including real estate taxes. Net operating income increased $28.8 million, or 15.2%, from $190.1 million to $218.9 million for the years ended December 31, 1998 and 1999, respectively.

     Rental income per apartment home per month increased $32, or 5.4%, from $591 to $623 for the years ended December 31, 1998 and 1999, respectively. The increase was primarily due to a 3.0% increase in revenues from the stabilized real estate portfolio, higher average rental rates on properties added to the portfolio through the Oasis merger and on four of the five acquired properties, and the completion of new development properties with higher average rental rates. Additionally, seven of the eight disposed properties had average rental rates significantly lower than the portfolio average.

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

     Property operating and maintenance expenses increased $10.8 million, from $97.1 million to $108.0 million, but decreased as a percent of total property income from 30.5% to 29.7% for the years ended December 31, 1998 and 1999, respectively. Our operating expense ratio decreased from the prior year primarily as a result of our continued focus on creating operating efficiencies in the stabilized portfolio, and the impact of our April 1, 1998 adoption of a new accounting policy, whereby expenditures for floor coverings, appliances and HVAC unit replacements are expensed in the first five years of a property's life and capitalized thereafter. Prior to the adoption of this policy, we had been expensing these costs. Had this policy change been adopted as of January 1, 1998, the operating expense ratio would have been 30.1%.

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

     General and administrative expenses increased from $8.0 million in 1998 to $10.6 million in 1999, and increased as a percent of revenues from 2.5% to 2.9%. The general and administrative expense ratio increase is primarily attributable to the impact of our March 20, 1998 adoption of Issue No. 97-11, "Accounting for Internal Costs Relating to Real Estate Property Acquisitions", which required certain costs that were previously capitalized to be expensed, an increase in compensation costs and additional expenses associated with training and information systems functions.

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

     Gains on sales of properties and joint venture interests increased $3.0 million due to gains from the disposition of two multifamily properties containing 358 units and the sale of our joint venture investment in two commercial office buildings. The gains recorded on these dispositions were partially offset by a loss on the sale of a retail/commercial center. These gains do not include a loss on the sale of a 408 unit property held in a joint venture of $738,000 which is included in "Equity in income of joint ventures."

Inflation

     We lease apartments under lease terms generally ranging from six to thirteen months. Management believes that such short-term lease contracts lessen the impact of inflation due to the ability to adjust rental rates to market levels as leases expire.

Impact of New Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. We have adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 did not have a material impact on our financial position, results of operations, or cash flows.

     In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides guidance on revenue recognition as well as the presentation and disclosure of revenue in financial statements for all public companies. Our rental and other property income is recorded when due from residents and is recognized monthly as it is earned. Our apartment homes are rented to residents on lease terms generally ranging from six to thirteen months, with monthly payments due in advance. We are currently following the criteria set forth in SAB No. 101 to determine when revenue can be recognized, and therefore our adoption of SAB No. 101 during 2000 did not have a material impact on our financial statements.

INDEPENDENT AUDITORS' REPORT


To the Shareholders of Camden Property Trust

We have audited the accompanying consolidated balance sheets of Camden Property Trust as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the management of Camden Property Trust. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Camden Property Trust at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP

Houston, Texas
February 7, 2001

                              CAMDEN PROPERTY TRUST
                          CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

                                                                            December 31,
                                                                    -----------------------------
                                                                         2000           1999
                                                                    -------------- --------------
Assets
Real estate assets, at cost
   Land                                                             $     350,248  $     354,833
   Buildings and improvements                                           2,124,740      2,122,793
                                                                    -------------- --------------
                                                                        2,474,988      2,477,626
   Less: accumulated depreciation                                        (326,723)      (253,545)
                                                                    -------------- --------------
      Net operating real estate assets                                  2,148,265      2,224,081
   Properties under development, including land                           148,741        178,539
   Investment in joint ventures                                            22,612         21,869
                                                                    -------------- --------------
      Total real estate assets                                          2,319,618      2,424,489

Accounts receivable-- affiliates                                            3,236          2,228
Notes receivable:
   Affiliates                                                               1,800          1,800
   Other                                                                   72,893         34,442
Other assets, net                                                          23,923         14,744
Cash and cash equivalents                                                   4,936          5,517
Restricted cash                                                             4,475          4,712
                                                                    -------------- --------------
      Total assets                                                  $   2,430,881  $   2,487,932
                                                                    ============== ==============

Liabilities and Shareholders' Equity
Liabilities
   Notes payable:
      Unsecured                                                     $     799,026   $    820,623
      Secured                                                             339,091        344,467
   Accounts payable                                                        13,592         20,323
   Accrued real estate taxes                                               26,781         24,485
   Accrued expenses and other liabilities                                  36,981         33,987
   Distributions payable                                                   28,900         27,114
                                                                    -------------- --------------
      Total liabilities                                                 1,244,371      1,270,999

Minority interests:
   Units convertible into perpetual preferred shares                      149,815        132,679
   Units convertible into common shares                                    60,562         64,173
                                                                    -------------- --------------
      Total minority interests                                            210,377        196,852

7.33% Convertible Subordinated Debentures                                   1,950          3,406

Shareholders' Equity
   Convertible preferred shares of beneficial interest;
      $2.25 Series A Cumulative Convertible, $0.01 par
      value per share, liquidation preference of $25 per
      share, 10,000 shares authorized, 4,165 issued and
      outstanding at December 31, 2000 and 1999                                42             42
   Common shares of beneficial interest; $0.01 par value
      per share; 100,000 shares authorized; 45,760 and
      45,317 issued at December 31, 2000 and 1999,
      respectively                                                            450            448
   Additional paid-in capital                                           1,312,323      1,303,645
   Distributions in excess of net income                                 (153,972)      (132,198)
   Unearned restricted share awards                                        (6,680)        (8,485)
   Less: treasury shares, at cost                                        (177,980)      (146,777)
                                                                    -------------- --------------
      Total shareholders' equity                                          974,183      1,016,675
                                                                    -------------- --------------
           Total liabilities and shareholders' equity               $   2,430,881  $   2,487,932
                                                                    ============== ==============

                 See Notes to Consolidated Financial Statements.

                              CAMDEN PROPERTY TRUST
                      CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

                                                                       Year Ended December 31,
                                                               -----------------------------------------
                                                                  2000           1999           1998
                                                               -----------    -----------    -----------
Revenues
   Rental income                                               $  364,111     $  341,168     $  300,632
   Other property income                                           27,030         22,148         18,093
                                                               -----------    -----------    -----------
      Total property income                                       391,141        363,316        318,725
   Equity in income of joint ventures                                 765            683          1,312
   Fee and asset management                                         5,810          5,373          1,552
   Other income                                                     5,823          1,924          2,250
                                                               -----------    -----------    -----------
      Total revenues                                              403,539        371,296        323,839
                                                               -----------    -----------    -----------

Expenses
   Property operating and maintenance                             112,727        107,972         97,137
   Real estate taxes                                               39,054         36,410         31,469
   General and administrative                                      14,349         10,606          7,998
   Interest                                                        69,036         57,856         50,467
   Depreciation and amortization                                   96,966         89,516         78,113
                                                               -----------    -----------    -----------
      Total expenses                                              332,132        302,360        265,184
                                                               -----------    -----------    -----------

Income before gain on sales of properties
    and joint venture interests, and
    minority interests                                             71,407         68,936         58,655
Gain on sales of properties and joint
    venture interests                                              18,323          2,979
                                                                ----------     ----------     ----------
Income before minority interests                                   89,730         71,915         58,655
Income allocated to minority interests
   Distributions on units convertible into
      perpetual preferred shares                                  (12,845)        (8,278)
   Income allocated to units convertible
      into common shares                                           (2,461)        (2,014)        (1,322)
                                                               -----------    -----------    -----------
      Total income allocated to minority interests                (15,306)       (10,292)        (1,322)
                                                               -----------    -----------    -----------
Net income                                                         74,424         61,623         57,333
Preferred share dividends                                          (9,371)        (9,371)        (9,371)
                                                               -----------    -----------    -----------
Net income to common shareholders                              $   65,053     $   52,252     $   47,962
                                                               ===========    ===========    ===========

Basic earnings per share                                       $     1.71     $     1.27     $     1.16
Diluted earnings per share                                     $     1.63     $     1.23     $     1.12

Distributions declared per common share                        $     2.25     $     2.08     $     2.02

Weighted average number of common shares outstanding               38,112         41,236         41,174
Weighted average number of common and common dilutive              41,388         44,291         44,183
   equivalent shares outstanding



                 See Notes to Consolidated Financial Statements.


                              CAMDEN PROPERTY TRUST
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except per share amounts)

                                                             Preferred   Common    Additional  Distributions   Unearned   Treasury
                                                             Shares of  Shares of    Paid-In   in Excess of   Restricted   Shares
                                                             Beneficial Beneficial   Capital    Net Income       Share
                                                              Interest   Interest                                Awards
                                                             ---------- ---------- ----------- ------------- ------------ ----------
Shareholders' Equity, January 1, 1998                        $          $     317  $  780,738  $    (63,526) $    (6,965)  $

  Net income to common shareholders                                                                  47,962
  Common shares issued in Oasis Merger (12,393 shares)                        124     395,404
  Preferred shares issued in Oasis Merger (4,165 shares)            42                104,083
  Common shares issued under dividend reinvestment plan                                    35
  Conversion of debentures (102 shares)                                         1       2,408
  Restricted shares issued under benefit plan (232 shares)                      2       6,675                     (3,076)
  Employee Stock Purchase Plan                                                          (136)
  Restricted shares placed into Rabbi Trust (236 shares)                       (2)                                     2
  Common share options exercised (82 shares)                                    1         428
  Conversion of Operating Partnership units (346 shares)                        4       9,904
  Repurchase of common shares (801 shares)                                                                                  (20,704)
  Cash distributions ($2.02 per share)                                                              (83,333)
                                                             ---------- ---------- ----------- ------------- ------------ ----------
Shareholders' Equity, December 31, 1998                             42        447   1,299,539       (98,897)     (10,039)   (20,704)
                                                             ---------- ---------- ----------- ------------- ------------ ----------

  Net income to common shareholders                                                                  52,252
  Common shares issued under dividend reinvestment plan                                    28
  Conversion of debentures (7 shares)                                                     169
  Restricted shares issued under benefit plan (90 shares)                       1       2,041                      1,559
  Employee Stock Purchase Plan                                                           (522)
  Restricted shares placed into Rabbi Trust (35 shares)                                     5                         (5)
  Common share options exercised (80 shares)                                            1,806
  Conversion of Operating Partnership units (23 shares)                                   479
  Repurchase of minority interest units                                                   100
  Repurchase of common shares (4,890 shares)                                                                               (126,073)
  Cash distributions ($2.08 per share)                                                              (85,553)
                                                             ---------- ---------- ----------- ------------- ------------ ----------
Shareholders' Equity, December 31, 1999                             42        448   1,303,645      (132,198)      (8,485)  (146,777)
                                                             ---------- ---------- ----------- ------------- ------------ ----------

  Net income to common shareholders                                                                  65,053
  Common shares issued under dividend reinvestment plan                                   23
  Conversion of debentures (61 shares)                                          1       1,462
  Restricted shares issued under benefit plan (329 shares)                      3       6,195                      1,805
  Employee Stock Purchase Plan                                                          (189)
  Restricted shares placed into Rabbi Trust (241 shares)                       (2)          2
  Common share options exercised (46 shares)                                            1,052
  Conversion of Operating Partnership units (6 shares)                                    133
  Repurchase of common shares (1,166 shares)                                                                                (31,203)
  Cash distributions ($2.25 per share)                                                              (86,827)
                                                             ---------- ---------- ----------- ------------- ------------ ----------
Shareholders' Equity, December 31, 2000                      $      42   $    450  $1,312,323  $   (153,972) $    (6,680) $(177,980)
                                                             ========== ========== =========== ============= ============ ==========

                See Notes to Consolidated Financial Statements.

                             CAMDEN PROPERTY TRUST
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)
                                                                                              Year Ended December 31,
                                                                                        ------------------------------------
                                                                                           2000        1999         1998
                                                                                        ----------- ----------- ------------
Cash Flow from Operating Activities
  Net income                                                                            $   74,424  $   61,623   $   57,333
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                                          96,966      89,516       78,113
     Equity in income of joint ventures, net of cash received                                1,959       2,491        1,278
     Gain on sales of properties and joint venture interests                               (18,323)     (2,979)
     Income allocated to units convertible into common shares                                2,461       2,014        1,322
     Accretion of discount on unsecured notes payable                                          403         320          169
     Net change in operating accounts                                                        5,931      11,036          204
                                                                                        ----------- ----------- ------------
        Net cash provided by operating activities                                          163,821     164,021      138,419

Cash Flow from Investing Activities
     Cash of Oasis at acquisition                                                                                     7,253
     Net proceeds from Sierra-Nevada transaction                                                                    226,128
     Increase in real estate assets                                                       (120,636)   (213,352)    (335,567)
     Net proceeds from sales of properties                                                 150,141      13,226       42,513
     Net proceeds from sale of joint venture interests                                                   5,465        6,841
     Increase in investment in joint ventures                                               (2,702)     (2,012)      (4,922)
     Decrease in investment in joint ventures                                                            1,505        1,478
     Increase in notes receivable.                                                         (38,451)    (23,530)
     Net decrease in affiliate notes receivable                                                                       5,389
     Other                                                                                  (1,488)     (1,873)      (4,126)
                                                                                         ---------- ----------- ------------
        Net cash used in investing activities                                              (13,136)   (220,571)     (55,013)

Cash Flow from Financing Activities
     Net increase (decrease) in unsecured lines of
        credit and short-term borrowings                                                    80,000     (66,000)     146,792
     Proceeds from notes payable                                                                       253,380      152,600
     Losses related to early retirement of debt
     Repayment of notes payable                                                           (107,376)    (25,178)    (274,473)
     Proceeds from issuance of preferred units, net                                         17,136     132,679
     Distributions to shareholders and minority interests                                 (112,850)   (108,253)     (89,115)
     Repurchase of common shares and units                                                 (31,203)   (128,929)     (20,704)
     Other                                                                                   3,027      (1,279)         673
                                                                                        ----------- ----------- ------------
        Net cash (used in) provided by financing activities                               (151,266)     56,420      (84,227)
                                                                                        ----------- ----------- ------------
        Net decrease in cash and cash equivalents                                             (581)       (130)        (821)
Cash and cash equivalents, beginning of period                                               5,517       5,647        6,468
                                                                                        ----------- ----------- ------------
Cash and cash equivalents, end of period                                                $    4,936  $    5,517  $     5,647
                                                                                        =========== =========== ============

Supplemental Information
  Cash paid for interest, net of interest capitalized                                   $   70,310  $   54,226   $   51,574
  Interest capitalized.......                                                               15,303      16,396        9,929

Supplemental Schedule of Noncash Investing and Financing Activities
  Acquisition of Oasis (including the Sierra-Nevada transaction), net of cash acquired:
        Fair value of assets acquired                                                   $           $      835   $  793,513
        Liabilities assumed                                                                                835      505,721
        Common shares issued                                                                                        395,528
        Preferred shares issued                                                                                     104,125
        Fair value of minority interest                                                                              21,520
  Notes payable assumed upon purchase of properties                                                                  22,424
  Conversion of 7.33% subordinated debentures to common shares, net                          1,456         169        2,409
  Value of shares issued under benefit plans, net                                            5,873       2,047        6,821
  Conversion of operating partnership units to common shares                                   144         479        9,881
  Notes receivable issued upon sale of real estate assets                                               10,912


                 See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Business

     Camden Property Trust is a self-administered and self-managed real estate investment trust organized on May 25, 1993. We, with our subsidiaries, report as a single business segment, with activities related to the ownership, development, construction and management of multifamily apartment communities in the Southwest, Southeast, Midwest and Western regions of the United States. As of December 31, 2000, we owned interests in, operated or were developing 148 multifamily properties containing 52,874 apartment homes located in nine states. Three of our multifamily properties containing 1,538 apartment homes were under development at December 31, 2000. Additionally, we have several sites which we intend to develop into multifamily apartment communities.

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

2.   Summary of Significant Accounting Policies

     Principles of Consolidation. The consolidated financial statements include our assets, liabilities and operations and those of our wholly-owned subsidiaries and partnerships in which our aggregate ownership is greater than 50%. Those entities owned less than 50% where significant influence is in effect are accounted for using the equity method. Those entities owned less than 50% where significant influence is not exercised are accounted for using the cost method. All significant intercompany accounts and transactions have been eliminated in consolidation. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, results of operations during the reporting periods and related disclosures. Actual results could differ from those estimates.

     Operating Partnership and Minority Interests. Approximately 27% of our multifamily apartment units at December 31, 2000 were held in Camden Operating, L.P. This operating partnership has issued both common and preferred limited partnership units. As of December 31, 2000, we held 82.4% of the common limited partnership units and the sole 1% general partnership interest of the operating partnership. The remaining 16.6% of the common limited partnership units are primarily held by former officers, directors and investors of Paragon Group, Inc., which we acquired in 1997, who collectively owned 1,969,272 common limited partnership units at December 31, 2000. Each common limited partnership unit is redeemable for one common share of Camden or cash at our election. Holders of common limited partnership units are not entitled to rights as shareholders prior to redemption of their common limited partnership units. No member of our management owns common limited partnership units and only two of our eight Trust Managers own common limited partnership units.

     In 1999, our operating partnership issued $100 million of 8.5% Series B Cumulative Redeemable Perpetual Preferred Units. Also during 1999 and 2000, our operating partnership issued $53 million of 8.25% Series C Cumulative Redeemable Perpetual Preferred Units. Distributions on the preferred units are payable quarterly in arrears. The preferred units are redeemable for cash by the operating partnership on or after the fifth anniversary of issuance at par plus the amount of any accumulated and unpaid distributions. The preferred units are convertible after 10 years by the holder into corresponding Cumulative Redeemable Perpetual Preferred Shares. The preferred units are subordinate to present and future debt.

     Additionally, in conjunction with the Oasis merger, we acquired the controlling managing member interest in Oasis Martinique, LLC which owns one property in Orange County, California and is included in our consolidated financial statements. The remaining interests comprising 754,270 units are exchangeable into 572,490 of our common shares.

     Minority interests in the accompanying consolidated financial statements relate to holders of common and preferred limited partnership units of Camden Operating, L.P. and units in Oasis Martinique, LLC.

     Cash and Cash Equivalents. All cash and investments in money market accounts and other securities with a maturity of three months or less at the date of purchase are considered to be cash and cash equivalents.

     Restricted Cash. Restricted cash mainly consists of escrow deposits held by lenders for property taxes, insurance and replacement reserves. Substantially all restricted cash is invested in short-term securities.

     Real Estate Assets, at Cost. Real estate assets are carried at cost plus capitalized carrying charges. Expenditures directly related to the development, acquisition and improvement of real estate assets, excluding internal costs relating to acquisitions, are capitalized at cost as land, buildings and improvements. All construction and carrying costs are capitalized and reported on the balance sheet in "Properties under development, including land" until individual buildings are completed. Upon completion of each building, the total cost of that building and the associated land is transferred to "Land" and "Buildings and improvements" and the assets are depreciated over their estimated useful lives using the straight line method of depreciation. All operating expenses, excluding depreciation, associated with occupied apartment homes for properties in the development and leasing phase are expensed against revenues generated by those apartment homes as they become occupied. Upon achieving 90% occupancy, or generally one year from opening the leasing office (with some allowances for larger than average properties), whichever occurs first, all apartment homes are considered operating and we begin expensing all items that were previously considered as carrying costs.

     If an event or change in circumstance indicates a potential impairment in the value of a property has occurred, our policy is to assess any potential impairment by making a comparison of the current and projected operating cash flows for such property over its remaining useful life, on an undiscounted basis, to the carrying amount of the property. If such carrying amounts are in excess of the estimated projected operating cash flows of the property, we would recognize an impairment loss equivalent to an amount required to adjust the carrying amount to its estimated fair market value.

     Real estate to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Depreciation expense is not recorded during the period in which such assets are held for sale.

     Effective April 1, 1998, we implemented prospectively a new accounting policy whereby expenditures for carpet, appliances and HVAC unit replacements are capitalized and depreciated over their estimated useful lives. Previously, all such replacements had been expensed. We believe that the newly adopted accounting policy is preferable as it is consistent with standards and practices utilized by the majority of our peers and provides a better matching of expenses with the related benefit of the expenditure. The change in accounting principle is inseparable from the effect of the change in accounting estimate and is therefore treated as a change in accounting estimate. See New Accounting Pronouncements section for the effect of this change and our adoption of a new accounting pronouncement on our financial results for the nine months ended December 31, 1998.

     We  capitalized   $27.9  million  and  $33.4  million  in  2000  and  1999,
respectively, of renovation and improvement costs which extended the economic lives and enhanced the earnings of our multifamily properties.

     Carrying charges, principally interest and real estate taxes, of land under development and buildings under construction are capitalized as part of properties under development and buildings and improvements to the extent that such charges do not cause the carrying value of the asset to exceed its net realizable value. Capitalized interest was $15.3 million in 2000, $16.4 million in 1999 and $9.9 million in 1998. Capitalized real estate taxes were $2.9 million in 2000, $3.2 million in 1999 and $1.4 million in 1998.

     All initial buildings and improvements costs are depreciated over their remaining estimated useful lives of 5 to 35 years using the straight line method. Capital improvements subsequent to the initial renovation period are depreciated over their expected useful lives of 3 to 15 years using the straight line method.

     Other Assets, Net. Other assets in our consolidated financial statements include deferred financing costs, non-real estate leasehold improvements and equipment, investments in e-commerce initatives and other miscellaneous receivables. Deferred financing costs are amortized over the terms of the related debt on the straight line method. Leasehold improvements and equipment are depreciated on the straight line method over the shorter of the expected useful lives or the lease terms which range from 3 to 10 years. Accumulated depreciation and amortization for such assets was $9.0 million in 2000 and $5.6 million in 1999.

     Interest Rate Swap Agreements. The differential to be paid or received on interest rate swap agreements is accrued as interest rates change and is recognized over the life of the agreements as an increase or decrease in interest expense. We do not use these instruments for trading or speculative purposes.

     Income Recognition. In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides guidance on revenue recognition as well as the presentation and disclosure of revenue in financial statements for all public companies. Our rental and other property income is recorded when due from residents and is recognized monthly as it is earned. Our apartment homes are rented to residents on lease terms generally ranging from six to thirteen months, with monthly payments due in advance. Interest, fee and asset management and all other sources of income are recognized as earned. We are currently following the criteria set forth in SAB No. 101 to determine when revenue can be recognized, and therefore our adoption of SAB No. 101 during 2000 did not have a material impact on our financial statements.

     Rental Operations. We own and operate multifamily apartment homes that are rented to residents. None of the properties are subject to rent control or rent stabilization. Operations of apartment properties acquired are recorded from the date of acquisition in accordance with the purchase method of accounting. In management's opinion, due to the number of residents, the type and diversity of submarkets in which the properties operate, and the collection terms, there is no concentration of credit risk.

     Income Taxes and Distributions. We have maintained and intend to maintain our election as a REIT under the Internal Revenue Code of 1986, as amended. As a result, we generally will not be subject to federal taxation to the extent we distribute 95% of our REIT taxable income to our shareholders and satisfy certain other requirements. The distribution percentage decreases to 90% beginning 2001. Accordingly, no provision for federal income taxes has been included in the accompanying consolidated financial statements.

     Taxable income differs from net income for financial reporting purposes due principally to the timing of the recognition of depreciation expense. This difference is primarily due to the difference in the book/tax basis of the real estate assets and the differing methods of depreciation and useful lives of the assets. During 2000, book depreciation expense exceeded the amount reported for tax purposes by $19.1 million. The net book basis of our real estate assets exceeds our net tax basis by $185.5 million at December 31, 2000.

     A schedule of per share distributions we paid and reported to our shareholders is set forth in the following tables:

                                                 Year Ended December 31,
                                           -------------------------------------
Common Share Distributions                   2000         1999          1998
--------------------------                 ---------    ----------    ----------

Ordinary income                            $   1.71     $    2.08     $    1.68
20% Long-term capital gain                     0.11                        0.10
25% Sec. 1250 capital gain                     0.43                        0.24
                                           ---------    ----------    ----------
         Total                             $   2.25     $    2.08     $    2.02
                                           =========    ==========    ==========

Percentage of distributions
   representing tax preference items.        12.090%       12.187%        9.052%


                                                  Year Ended December 31
                                           -------------------------------------
Preferred Share Dividends                    2000          1999        1998*
-------------------------                  ----------    ---------    ----------

Ordinary income                            $    1.71     $   2.25     $    1.40
20% Long-term capital gain                      0.11                       0.09
25% Sec. 1250 capital gain                      0.43                       0.20
                                           ----------    ---------    ----------
         Total                             $    2.25     $   2.25     $    1.69
                                           ==========    =========    ==========

* Preferred share dividends for 1998 only include dividends paid from date of the Oasis merger through December 31, 1998.

     Property  Operating  and  Maintenance  Expenses.   Property  operating  and
maintenance expenses included normal repairs and maintenance totaling $27.6 million in 2000, $24.5 million in 1999 and $21.5 million in 1998.

     Earnings Per Share. Basic earnings per share is computed based on net income to common shareholders and the weighted average number of common shares outstanding. Diluted earnings per share reflects common shares issuable from the assumed conversion of common share options and awards granted, preferred shares, units convertible into common shares and convertible subordinated debentures. Only those items that have a dilutive impact on our basic earnings per share are included in diluted earnings per share. The following table presents information necessary to calculate basic and diluted earnings per share for the periods indicated (in thousands, except per share amounts).



                                                                               Year Ended December 31,
                                                                      -----------------------------------------
                                                                         2000            1999           1998
                                                                      ----------      ----------     ----------
BASIC EARNINGS PER SHARE
  Weighted average common shares outstanding                             38,112          41,236         41,174
                                                                      ==========      ==========     ==========
     Basic earnings per share                                         $    1.71       $    1.27      $    1.16
                                                                      ==========      ==========     ==========

DILUTED EARNINGS PER SHARE
  Weighted average common shares outstanding                             38,112          41,236         41,174
  Shares issuable from assumed conversion of:
     Common share options and awards granted                                729             431            399
     Units convertible into common shares                                 2,547           2,624          2,610
                                                                      ----------      ----------     ----------
  Weighted average common shares outstanding, as adjusted                41,388          44,291         44,183
                                                                      ==========      ==========     ==========
     Diluted earnings per share                                       $    1.63       $    1.23      $    1.12
                                                                      ==========      ==========     ==========

EARNINGS FOR BASIC AND DILUTED COMPUTATION
    Net income                                                        $  74,424       $  61,623      $  57,333
    Less: preferred share dividends                                       9,371           9,371          9,371
                                                                      ----------      ----------     ----------
    Net income to common shareholders (basic earnings per share
       computation)                                                      65,053          52,252         47,962
    Income allocated to units convertible into common shares              2,461           2,014          1,322
                                                                      ----------      ----------     ----------
    Net income to common shareholders, as adjusted (diluted
       earnings per share computation)                                $  67,514       $  54,266      $  49,284
                                                                      ==========      ==========     ==========


     Reclassifications. Certain reclassifications have been made to amounts in prior year financial statements to conform with current year presentations.

     New Accounting Pronouncements. In March 1998, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") reached a consensus decision on Issue No. 97-11, "Accounting for Internal Costs Relating to Real Estate Property Acquisitions", which requires that internal costs of identifying and acquiring operating properties be expensed as incurred for transactions entered into on or after March 20, 1998. Prior to our adoption of this policy, we had been capitalizing such costs. Had we adopted Issue No. 97-11 and the new accounting policy for floor coverings, appliances and HVAC unit replacements as of January 1, 1998, net income to common shareholders would have increased $650,000 or $0.02 per basic and diluted earnings per share for the year ended December 31, 1998.

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for

Derivative Instruments and Hedging Activities", which is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. We have adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 did not have a material impact on our financial position, results of operations, or cash flows.

3.   Notes Receivable

     Beginning in 1999, we entered into agreements with unaffiliated third parties to develop, construct and manage nine multifamily projects containing a total of 3,112 apartment homes. We are providing financing for a portion of each project in the form of notes receivable which mature through 2005. These notes earn interest at 10% annually and are secured by second liens on the assets and partial guarantees by the third party owners. We expect these notes to be repaid from operating cash flow or proceeds from the sale of the individual properties. At December 31, 2000 and 1999, these notes had principal balances totaling $72.9 million and $28.1 million, respectively, and we anticipate funding up to an aggregate of $110 million in connection with these projects. We earn fees for managing the development, construction and eventual operations of these properties. The related fees we earned for these projects totaled $2.2 million and $1.7 million for the years ended December 31, 2000 and 1999, respectively. We have begun construction on four of these projects, and initial occupancy has begun on three of the projects. We have the option to purchase these properties in the future at a price to be determined based upon the property's performance and an agreed valuation model. The following is a detail of our third party construction subject to notes receivable:


                                   Number of    Estimated       Estimated/       Estimated
                                   Apartment       Cost         Actual Date       Date of
Property and Location                Homes     ($ millions)    of Completion   Stabilization
-------------------------------- ------------ -------------  ---------------- --------------
In lease-up
Pecos Ranch
          Phoenix, AZ                    272   $        21              4Q00           1Q01
Marina Pointe II
          Tampa, FL                      352            30              1Q01           3Q01
Creekside
          Denver, CO                     279            32              1Q01           4Q01
Under Construction
Ybor City
          Tampa, FL                      454            40              4Q01           3Q02
Pre-Development
Little Italy
          San Diego, CA                  160            32
Otay Ranch
          San Diego, CA                  422            57
California Oaks
          Murietta, CA                   264            35
Lee Vista II
          Orlando, FL                    366            31
Midtown West
          Houston, TX                    543            54
                                 ------------  ------------
Total Third Party Development          3,112   $       332
                                 ============  ============


4.   Notes Payable

     The following is a summary of our indebtedness:

(In millions)

                                                                 December 31,
                                                           ------------------------
                                                              2000          1999
                                                           ---------     ----------
Senior Unsecured Notes:
  6.73% - 7.28% Notes, due 2001 - 2006                     $  523.5      $   523.1
  6.68% - 7.63% Medium-Term Notes, due 2002 - 2009             79.5          181.5
  Unsecured Line of Credit and Short-Term Borrowings          196.0          116.0
                                                           ---------     ----------
                                                              799.0          820.6

Secured Notes - Mortgage Loans (5.75% - 8.63%),
  due 2001-2028                                               339.1          344.5
                                                           ---------     ----------
                  Total notes payable                      $  1,138      $ 1,165.1
                                                           =========     ==========

Floating rate debt included in unsecured notes
  payable agreements (7.31% - 7.73%)                       $  196.0      $   161.0
Floating rate tax-exempt debt included in
  mortgage loans (5.87% - 6.10%)                           $   62.6      $    63.5
Net book value of real estate assets subject
  to mortgage notes                                        $  577.6      $   605.5


     During the third quarter of 2000, our line of credit, which was entered into in August 1999 with 14 banks for a total commitment of $375 million, was increased to $400 million and the maturity was extended to August 2003. The scheduled interest rate is currently based on a spread over LIBOR or Prime. The scheduled interest rates are subject to change as our credit ratings change. Advances under the line of credit may be priced at the scheduled rates, or we may enter into bid rate loans with participating banks at rates below the scheduled rates. These bid rate loans have terms of six months or less and may not exceed the lesser of $200 million or the remaining amount available under the line of credit. The line of credit is subject to customary financial covenants and limitations. At year end, we were in compliance with all covenants and limitations.

     As of December 31, 2000, we had $204 million available under our unsecured line of credit. The weighted average balance outstanding on the unsecured lines of credit during the year ended December 31, 2000 was $156.4 million, with a maximum outstanding balance of $222 million.

     During September 1999, we executed three interest rate swap agreements totaling $70 million which matured in October 2000. These swaps were being used as a hedge of interest rate exposure on our $90 million medium term notes issued in October 1998 which matured in October 2000.

     At December 31, 2000, the weighted average interest rate on floating rate debt was 7.18%.

     Scheduled principal repayments on all notes payable outstanding at December 31, 2000 over the next five years are $167.5 million in 2001, $40.4 million in 2002, $321.5 million in 2003, $235.3 million in 2004, $61.9 million in 2005 and
$311.5 million thereafter.

     During January 2000, we combined our three outstanding shelf registrations into a single $750 million universal shelf registration, all of which was available at year end.

     On February 7, 2001, we issued from our $750 million shelf registration an aggregate principal amount of $50 million of 7% five-year senior unsecured notes maturing on February 15, 2006 and $150 million of 7.625% ten-year senior unsecured notes maturing on February 15, 2011. Interest on the notes is payable semiannually on February 15 and August 15, commencing on August 15, 2001. We may redeem the notes at any time at a redemption price equal to the principal amount and accrued interest, plus a make-whole provision. The notes are direct, senior unsecured obligations and rank equally with all other unsecured and unsubordinated indebtedness. The proceeds from the sale of the notes were $197.8 million, net of issuance costs. We used the net proceeds to reduce indebtedness outstanding under the unsecured line of credit.

5.   Convertible Subordinated Debentures

     In April 1994, we issued $86.3 million aggregate principal amount of 7.33% Convertible Subordinated Debentures due April 2001. The debentures are convertible at any time prior to maturity into our common shares of beneficial interest at a conversion price of $24 per share, subject to adjustment under certain circumstances. The debentures will not be redeemable prior to maturity, except in certain circumstances intended to maintain our status as a REIT. Interest on the debentures is payable on April and October 1 of each year. The debentures are unsecured and subordinated to present and future senior debt and will be effectively subordinated to all debt and other liabilities.

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

     Incentive Plan. We have a non-compensatory option plan which was amended in 2000 by our shareholders and trust managers. This amendment resulted in an increase in the maximum number of common shares available for issuance under the plan to 10% of the common shares outstanding at any time plus the number of common shares, if any, held as treasury shares, plus the number of common shares reserved for issuance upon the conversion of securities convertible into or exchangeable for common shares. Compensation awards that can be granted under the plan include various forms of incentive awards including incentive share options, non-qualified share options and restricted share awards. The class of eligible persons that can receive grants of incentive awards under the plan consists of non-employee trust managers, key employees, consultants, and directors of subsidiaries as determined by a committee of our Board of Trust Managers. No incentive awards may be granted under this plan after May 27, 2003.

     Following is a summary of the activity of the plan for the three years ended December 31, 2000:

                                            Shares
                                          Available
                                             for
                                           Issuance                      Options and Restricted Shares
                                         ------------ ----------- --------------------------------------------------------
                                                                   Weighted                Weighted               Weighted
                                                                   Average                 Average                Average
                                             2000         2000    2000 Price     1999    1999 Price    1998     1998 Price
                                         ------------ ----------- ---------- ----------- ---------- ----------- ----------
Balance at January 1                         196,273   3,311,705  $   27.50   2,838,499  $   28.03   1,303,849  $   24.94
Current Year Share Adjustment (a)          1,507,731

Options
  Granted                                     (5,250)      5,250      25.88     603,072      24.88   1,657,008      29.32
  Exercised                                             (147,589)     29.22     (79,650)     22.67     (82,327)     22.96
  Forfeited                                   36,083     (36,083)     27.09    (139,768)     27.38    (271,538)     23.57
                                         ------------ ----------- ---------- ----------- ---------- ----------- ----------
     Net Options                              30,833    (178,422)     28.91     383,654      27.71   1,303,143      30.92
                                         ------------ ----------- ---------- ----------- ---------- ----------- ----------

Restricted Shares
  Granted                                   (260,114)    260,114      26.91     142,826      25.31     248,769      29.06
  Forfeited                                              (41,693)     27.24     (53,274)     27.01     (17,262)     27.67
                                         ------------ ----------- ---------- ----------- ---------- ----------- ----------
     Net Restricted Shares                  (260,114)    218,421      26.80      89,552      26.79     231,507      29.16
                                         ------------ ----------- ---------- ----------- ---------- ----------- ----------

Balance at December 31                     1,474,723   3,351,704  $   28.30   3,311,705  $   27.50   2,838,499  $   28.03
                                         ============ =========== ========== =========== ========== =========== ==========

Exercisable options at December 31                       889,654  $   28.78   1,056,076  $   27.86     586,607  $   26.26
Vested restricted shares at December 31                  655,504  $   25.56     343,702  $   25.93     213,782  $   25.20


(a) Current year share adjustment reflects the new method of accounting for shares available for issuance, which now includes treasury shares repurchased, and common shares underlying Camden Operating, L.P. units, convertible preferred shares, convertible debentures, martinique LLC units, and restricted shares outstandng in the total shares available pool.

     Options are exercisable, subject to the terms and conditions of the plan, in increments of 33.33% per year on each of the first three anniversaries of the date of grant. The plan provides that the exercise price of an option will be determined by the compensation committee of the Board on the day of grant and to date all options have been granted at an exercise price which equals the fair market value on the date of grant. Options exercised during 2000 were exercised at prices ranging from $22 to $29.44 per share. At December 31, 2000, options outstanding were at exercise prices ranging from $22 to $30.75 per share. Such options have a weighted average remaining contractual life of eight years.

     In 1998, in connection with the merger with Oasis, we assumed the Oasis stock incentive plans. We converted all unexercised Oasis stock options issued under the former Oasis stock incentive plans that are held by former employees of Oasis into 894,111 options to purchase Camden common shares based on the
0.759 exchange ratio described in Note 1. The options are exercisable at prices ranging from $28.66 to $33.76. All of the Oasis options became fully vested upon conversion, and have a weighted average remaining contractual life of four years. As of December 31, 2000, there were 599,618 Oasis options outstanding, which are exercisable at prices ranging from $28.66 to $33.76 per share.

     The fair value of each option grant, excluding the Oasis stock options, was estimated on the date of grant utilizing the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2000, 1999 and 1998, respectively: risk-free interest rates of 6.6%, 4.9% and 5.5% to 5.6%, expected life of ten years, dividend yield of 6.7%, 7.6% and 7.8%, and expected share volatility of 13.4% 13.7% and 13.9%. The weighted average fair value of options granted in 2000, 1999 and 1998, respectively, was $2.54, $0.91 and $1.27 per share.

     Restricted shares have vesting periods of up to five years. The compensation cost for restricted shares has been recognized at the fair market value of our shares. During 2000, we accelerated vesting of 180,634 restricted shares, which had a weighted average price of $27.74, in connection with the successful implementation of our land development and strategy.

     Employee Stock Purchase Plan. In July 1997, we established and commenced an ESPP for all active employees, officers, and trust managers who have completed one year of continuous service. Participants may elect to purchase Camden common shares through payroll or director fee deductions and/or through quarterly contributions. At the end of each six-month offering period, each participant's account balance is applied to acquire common shares on the open market at 85% of the market value, as defined, on the first or last day of the offering period, whichever price is lower. Effective for the 2000 plan year, each participant must hold the shares purchased for nine months in order to receive the discount. A participant may not purchase more than $25,000 in value of shares during any plan year, as defined. No compensation expense was recognized for the difference in price paid by employees and the fair market value of our shares at the date of purchase. There were 35,900, 98,456 and 32,678 shares purchased under the ESPP during 2000, 1999 and 1998, respectively. The weighted average fair value of ESPP shares purchased in 2000, 1999, and 1998 was $28.67, $27.42 and $30.41
per share, respectively. On January 3, 2001, 6,020 shares were purchased under the ESPP related to the 2000 plan year.

     If we applied the recognition provisions of SFAS No. 123 to our option grants and ESPP, our net income to common shareholders and related basic and diluted earnings per share would be as follows (in thousands, except per share amounts):
                                                  Year Ended December 31,
                                             -----------------------------------
                                               2000         1999        1998
                                             ----------- ----------- -----------
Net income to common shareholders            $ 64,317    $  51,076   $  47,360
Basic earnings per share                     $   1.69    $    1.24   $    1.15
Diluted earnings per share                   $   1.62    $    1.20   $    1.10

     The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

     Rabbi Trust. In February 1997, we established a rabbi trust in which salary and bonus amounts awarded to certain officers under the key employee share option plan and restricted shares awarded to certain officers and trust managers may be deposited. We account for the rabbi trust similar to a compensatory stock option plan. At December 31, 2000, approximately 773,000 restricted shares were held in the rabbi trust.

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

7.   Securities Repurchase Program

     In 1998 and 1999, the Board of Trust Managers authorized us to repurchase or redeem up to $200 million of our common equity securities through open market purchases and private transactions. As of December 31, 2000, we had repurchased 6,857,726 common shares and redeemed 105,814 units for a total cost of $178.0 million and $2.9 million, respectively.

8.   Convertible Preferred Shares

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

9.   E-commerce Investments

     During 2000, our Board of Trust Managers authorized us to invest in non-real estate initiatives, including investments in e-commerce initiatives with other multi-family real estate owners. These investments may be made in companies that will provide our residents with a broad range of real estate technology services including high-speed data, video and entertainment services, as well as resident portals. These portals will provide our residents with a variety of online services, including online rental payments and maintenance requests, which we believe will improve their overall living experience.

     During 2000, we invested approximately $750,000 into BroadBand Residential Inc., a multi-unit owner-sponsored broadband company providing high-speed data services to multi-family residents, and invested approximately $2.1 million in Viva Group, Inc., an internet based company that provides online owner-renter matching services for the multi-family housing industry. Our investment in Broadband Residential is recorded using the equity method, and our investment in Viva is recorded at cost. Both of these investments are recorded in other assets in our consolidated financial statements. Additionally, we have signed a commitment to invest up to $3.5 million with a consortium of real estate and technology companies which intends to pursue a broad range of real estate technology initiatives and opportunities. All of these investments were made along with other multi-family real estate owners. In January 2001, we committed an additional $1.8 million to BroadBand Residential which will be funded through a note receivable, of which we have funded approximately $600,000.

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

     In connection with the Paragon and Oasis mergers and the formation of Sierra-Nevada, we began performing property management services for owners of affiliated properties. Management fees earned on the properties amounted to $944,000, $845,000, and $583,000 for the years ended December 31, 2000, 1999, and 1998, respectively.

     In connection with the Oasis merger, we entered into consulting agreements with two former Oasis executives, one of whom currently serves as a trust manager, to locate potential investment opportunities in California. We paid consulting fees totaling $389,000 and $340,000 to these executives in 1999 and 1998, respectively. No fees were paid during 2000.

     In 1999 and 2000, our Board of Trust Managers approved a plan which permitted six of our senior executive officers to complete the purchase of $23.0 million of our common shares in open market transactions. The purchases were funded with unsecured full recourse personal loans made to each of the executives by a third party lender. The loans mature in five years, bear interest at market rates and require interest to be paid quarterly. In order to facilitate the employee share purchase transactions, we entered into a guaranty agreement with the lender for payment of all indebtedness, fees and liabilities of the officers to the lender. Simultaneously, we entered into a reimbursement agreement with each of the executive officers whereby each executive officer has indemnified us and absolutely and unconditionally agreed to reimburse us should any amounts ever be paid by us pursuant to the terms of the guaranty agreement. The reimbursement agreements require the executives to pay interest from the date any amounts are paid by us until repayment by the officer. We have not had to perform under the guaranty agreement.

     As described in Note 9, we invested approximately $750,000 in BroadBand Residential, Inc. and $2.1 million in Viva Group, Inc. One of our trust managers is a director, executive officer and significant shareholder of Viva. In connection with our investment in BroadBand Residential, one of our executive officers was given a seat on its board of directors.

11.  Fair Value of Financial Instruments

     SFAS No.  107  requires  disclosure  about  fair  value  for all  financial instruments, whether or not recognized, for financial statement purposes. Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2000 and 1999. Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we could obtain on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     As of December 31, 2000 and 1999, management estimates that the fair value of cash and cash equivalents, accounts receivable, notes receivable, accounts payable, accrued expenses and other liabilities and distributions payable are carried at amounts which reasonably approximate their fair value.

     As of December 31, 2000, the outstanding balance of fixed rate notes payable approximates fair value. As of December 31, 1999, the outstanding balance of fixed rate notes payable of $985.6 million (excluding $25 million of variable rate debt fixed through an interest rate swap agreement) had a fair value of $963.5 million. Both estimates were based upon interest rates available for the issuances of debt with similar terms and remaining maturities. The floating rate notes payable balance at December 31, 2000 and 1999 approximates fair value.

     The fair value of our interest rate swap agreements, which were used for hedging purposes, were estimated by obtaining quotes from an investment broker. At December 31, 1999, there were no carrying amounts related to these arrangements in the consolidated balance sheet, and the fair value of these agreements was approximately $90,000. At December 31, 2000, we were not party to any interest rate swap agreements.

     We were exposed to credit risk in the event of nonperformance by counterparties to our interest rate swap agreements, but had no off-balance sheet risk of loss. Our counter-parties fully performed their obligations under the agreements.

12.  Net Change in Operating Accounts

     The effect of changes in the operating accounts on cash flows from operating activities is as follows:

(In thousands)                                          Year Ended December 31,
                                                --------------------------------------
                                                    2000          1999         1998
                                                ------------  -----------  -----------
Decrease (increase) in assets:
  Accounts receivable - affiliates              $       (65)  $   (1,085)  $    1,496
  Other assets, net                                  (3,565)          38        1,518
  Restricted cash                                       237         (426)       1,272

Increase (decrease) in liabilities:
  Accounts payable                                   (6,999)      (3,768)      11,570
  Accrued real estate taxes                           3,526        3,011        3,879
  Accrued expenses and other liabilities             12,797       13,266      (19,531)
                                                ------------  -----------  -----------
     Change in operating accounts               $     5,931   $   11,036   $      204
                                                ============  ===========  ===========

13.  Commitments and Contingencies

     Construction Contracts. As of December 31, 2000, we were obligated for approximately $13.0 million of additional expenditures (a substantial amount of which we expect to be provided by debt).

     Lease Commitments. At December 31, 2000, we had long-term leases covering certain land, office facilities and equipment. Rental expense totaled $1.6 million in 2000, $1.7 million in 1999 and $1.0 million in 1998. Minimum annual rental commitments for the years ending December 31, 2001 through 2005 are $1.7 million, $1.5 million, $1.3 million, $1.2 million and $1.2 million, respectively, and $7.0 million in the aggregate thereafter.

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

     With any acquisition, we plan for and undertake renovations needed to correct deferred maintenance, life/safety and Fair Housing matters. On January 30, 2001, a consent decree was ordered and executed in the above Justice
Department action. Under the terms of the decree, we were ordered to make certain retrofits and implement certain educational programs and fair housing advertising. These changes are to take place over the next five years. In management's opinion, the costs associated with complying with the decree are not expected to have a material impact on our financial statements.

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

15. Quarterly Financial Data (unaudited)

     Summarized quarterly financial data for the years ended December 31, 2000 and 1999 are as follows:


(In thousands, except per share amounts)
                                           First           Second       Third          Fourth        Total
                                        ----------      -----------  ----------    ------------   -----------
2000:
  Revenues                              $  98,714        $ 101,327   $ 102,395       $ 101,103    $  403,539
  Net income to common shareholders        12,676*          10,594      28,203**        13,580        65,053
  Basic earnings per share                   0.33*            0.28        0.74**          0.36          1.71
  Diluted earnings per share                 0.31*            0.27        0.72**          0.33          1.63

1999:
  Revenues                              $  88,835        $  91,412   $  94,177       $  96,872    $  371,296
  Net income to common shareholders        13,706***        12,838      13,535****      12,173        52,252
  Basic earnings per share                   0.32***          0.31        0.33****        0.30          1.27
  Diluted earnings per share                 0.31***          0.30        0.32****        0.29          1.23


* Includes a $1,933, or $0.05 basic and diluted earnings per share, impact related to the gain on sale of land.
** Includes a $16,440, or $0.43 basic and $0.37 diluted earnings per share, impact related to the gain on sale of properties.
*** Includes a $720, or $0.02 basic and diluted earnings per share, impact related to gain on the sale of a property.
**** Includes a $2,259, or $0.06 basic and $0.05 diluted earnings per share, impact related to gain on Sales of properties.

16.   Price Range of Common Shares (unaudited)

     The high and low sales prices per share of our common shares, as reported on the New York Stock Exchange composite tape, and distributions per share declared for the quarters indicated were as follows:

                                      High             Low        Distributions
                                 ---------------- -------------- ---------------
2000:
   First                           $ 27 3/8        $ 25 7/8        $  0.5625
   Second                            30 3/4          27 1/16          0.5625
   Third                             32              29 7/16          0.5625
   Fourth                            33 13/16        28 1/2           0.5625


1999:
   First                           $ 26 11/16      $ 24 3/16       $   0.520
   Second                            28 3/16         24 1/8            0.520
   Third                             28 3/16         25 15/16          0.520
   Fourth                            27 3/4          25 9/16           0.520

                              CAMDEN PROPERTY TRUST
           COMPARATIVE SUMMARY OF SELECTED FINANCIAL AND PROPERTY DATA

(In thousands, except per share amounts)
                                                                                   Year Ended December 31,
                                                           -----------------------------------------------------------------------
                                                               2000           1999          1998*         1997**          1996
                                                           -------------  -------------  -------------  ------------   -----------
Operating Data
Revenues:
   Rental income                                            $   364,111    $   341,168   $    300,632   $   187,928    $  105,785
   Other property income                                         27,030         22,148         18,093         9,446         4,453
                                                           -------------  -------------  -------------  ------------   -----------
      Total property income                                     391,141        363,316        318,725       197,374       110,238
   Equity in income of joint ventures                               765            683          1,312         1,141
   Fee and asset management                                       5,810          5,373          1,552           743           949
   Other income                                                   5,823          1,924          2,250           531           419
                                                           -------------  -------------  -------------  ------------   -----------
      Total revenues                                            403,539        371,296        323,839       199,789       111,606
                                                           -------------  -------------  -------------  ------------   -----------

Expenses
   Property operating and maintenance                           112,727        107,972         97,137        70,679        40,604
   Real estate taxes                                             39,054         36,410         31,469        21,028        13,192
   General and administrative                                    14,349         10,606          7,998         4,389         2,631
   Interest                                                      69,036         57,856         50,467        28,537        17,336
   Depreciation and amortization                                 96,966         89,516         78,113        44,836        23,894
                                                           -------------  -------------  -------------  ------------   -----------
      Total expenses                                            332,132        302,360        265,184       169,469        97,657
                                                           -------------  -------------  -------------  ------------   -----------

Income before gain on sales of properties and
joint venture interests, losses related to
early retirement of debt and minority interests                  71,407         68,936         58,655        30,320        13,949
Gain on sales of properties and joint venture interests          18,323          2,979                       10,170           115
Losses related to early retirement of debt                                                                     (397)       (5,351)
                                                           -------------  -------------  -------------  ------------   -----------
Income before minority interests                                 89,730         71,915         58,655        40,093         8,713
Income allocated to minority interests
   Distributions on units convertible into perpetual
      preferred shares                                          (12,845)        (8,278)
   Income allocated to units convertible into
      common shares                                              (2,461)        (2,014)        (1,322)       (1,655)
                                                           -------------  -------------  -------------  ------------   -----------
          Total income allocated to minority interests          (15,306)       (10,292)        (1,322)       (1,655)
                                                           -------------  -------------  -------------  ------------   -----------
Net income                                                       74,424         61,623         57,333        38,438         8,713
Preferred share dividends                                        (9,371)        (9,371)        (9,371)                         (4)
                                                           -------------  -------------  -------------   -----------   -----------
Net income to common shareholders                           $    65,053    $    52,252   $     47,962   $    38,438    $    8,709
                                                           =============  =============  =============  ============   ===========

Basic earnings per share                                    $      1.71    $      1.27   $       1.16   $      1.46    $     0.59
Diluted earnings per share                                  $      1.63    $      1.23   $       1.12   $      1.41    $     0.58
Distributions per common share                              $      2.25    $      2.08   $       2.02   $      1.96    $     1.90
Weighted average number of common shares outstanding             38,112         41,236         41,174        26,257        14,849
Weighted average number of common and common
      dilutive equivalent shares outstanding                     41,388         44,291         44,183        28,356        14,979

Balance Sheet Data (at end of period)
Real estate assets                                          $ 2,646,341    $ 2,678,034   $  2,487,942   $ 1,397,138    $  646,545
Accumulated depreciation                                       (326,723)      (253,545)      (167,560)      (94,665)      (56,369)
Total assets                                                  2,430,881      2,487,932      2,347,982     1,323,620       603,510
Notes payable                                                 1,138,117      1,165,090      1,002,568       480,754       244,182
Minority interests                                              210,377        196,852         71,783        63,325
Convertible subordinated debentures                               1,950          3,406          3,576         6,025        27,702
Shareholders' Equity                                            974,183      1,016,675      1,170,388       710,564       295,428

Common shares outstanding                                        38,129         39,093         43,825        31,694        16,521

                              CAMDEN PROPERTY TRUST
     COMPARATIVE SUMMARY OF SELECTED FINANCIAL AND PROPERTY DATA (CONTINUED)

(In thousands, except property data amounts)
                                                                                  Year Ended December 31,
                                                             -------------------------------------------------------------------
                                                                 2000          1999         1998*        1997**         1996
                                                             ------------  ------------ ------------- ------------ -------------
Other Data
Cash flows provided by (used in):
   Operating activities                                      $  163,821    $  164,021   $  138,419    $   65,974   $    41,267
   Investing activities                                         (13,136)     (220,571)     (55,013)      (73,709)      (41,697)
   Financing activities                                        (151,266)       56,420      (84,227)       11,837         2,560
Funds from operations***                                        156,274       152,369      137,996        75,753        39,999

Property Data
Number of operating properties (at end of period)                   145           153          149           100            48
Number of operating apartment homes (at end of period)           51,336        53,311       51,310        34,669        17,611
Number of operating apartment homes (weighted average)           46,501        45,606       42,411        29,280        17,362
Weighted average monthly total property
   income per apartment home                                 $      701    $      664   $      626    $      562   $       529
Properties under development (at end of period)                       3             6           14             6             5



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