Form 10-K, Exhibit 13
period 2001-12-31
CAMDEN PROPERTY TRUST
filed 2002-03-28
CIK 906345

EXHIBIT 13.1

Management's Discussion and Analysis of Financial Condition and
  Results of Operations

     The following discussion should be read in conjunction with all of the financial statements and notes appearing elsewhere in this report. Historical results and trends which might appear should not be taken as indicative of future operations.

     We have made statements in this report that are "forward-looking" in that they do not discuss historical fact, but instead note future expectations, projections, intentions or other items relating to the future. You should not rely on these forward-looking statements as they are subject to known and unknown risks, uncertainties and other factors that may cause our actual results or performance to differ materially from those included in the forward-looking statements. Many of those factors are noted in conjunction with the forward-looking statements in the text. Other important factors that could cause actual results to differ include:

                  o the results of our efforts to implement our property
                    development strategy;
                  o the effect of economic and market conditions;
                  o our failure to qualify as a real estate
                    investment trust;
                  o our cost of capital;
                  o the actions of our competitors and our ability to
                    respond to those actions;
                  o changes in government regulations, tax rates and similar matters; and
                  o environmental uncertainties and natural
                    disasters.

     Do not rely on these forward-looking statements, which only represent our estimates and assumptions as of the date of this report. We assume no obligation to update or revise any forward-looking statement.

Business

     Camden Property Trust is a real estate investment trust and, with our subsidiaries, reports as a single business segment with activities related to the ownership, development, construction and management of multifamily communities. As of December 31, 2001, we owned interests in, operated or were developing 147 multifamily properties containing 52,147 apartment homes located in nine states. Our properties, excluding properties in lease-up and under development, had a weighted average occupancy rate of 94.2% for the year ended December 31, 2001. This represents the average occupancy for all our properties in 2001 weighted by the number of apartment homes in each property. Weighted average occupancy was 94.0% for the year ended December 31, 2000. Two of our newly developed multifamily apartment properties containing 1,000 apartment homes were in lease-up at year end. Two of our multifamily properties containing 802 apartment homes were under development at December 31, 2001. Additionally, we have several sites which we intend to develop into multifamily apartment communities.

Property Update

     During 2001, we completed construction on the following two development properties totaling 1,000 apartment homes: Camden Farmers Market in Dallas and Camden Crown Valley in Southern California. Stabilization occurred during 2001 at three properties totaling 1,256 apartment homes: Camden Oxmoor in Louisville, Camden Lee Vista in Orlando and Camden Copper Square in Phoenix. We expect stabilization to occur at the completed development properties during 2002. We consider a property stabilized once it reaches 90% occupancy, or generally one year from opening the leasing office, with some allowances for larger than average properties. Additionally, we have two properties currently under development: Camden Harbour View, a 538-unit property located in Long Beach, California and Camden Vineyards, a 264-unit property located in Murrieta, California.

     During 2001, we acquired one multifamily property and three tracts of undeveloped land. The completed multifamily property, Camden Pecos Ranch, is a 272-unit property located in Phoenix, Arizona which was purchased for $20.6 million, and was developed under our third party development program. Camden Pecos Ranch was completed during the fourth quarter 2000 and stabilized operations during the first quarter 2001. We acquired 13.6 acres of land in Murrieta, California, 27.5 acres of land in Orlando, and 8.3 acres of land in Houston for a total cost of $22.2 million. These projects were in pre-development at time of acquisition. The 13.6 acres of land acquired in California is currently being developed as a 264- unit property, Camden Vineyards.

     Dispositions during 2001 included two parcels of land totaling 22.7 acres located in Houston and three operating properties with a total of 1,264 apartment homes located in North Carolina and Dallas. The net proceeds from the land sales totaled $8.6 million and were used to reduce indebtedness outstanding under our unsecured line of credit. The operating properties were held through a joint venture and the gains from these dispositions, totaling $6.6 million, are included in "Equity in income of joint ventures".

     Our multifamily property portfolio, excluding land we hold for future development and joint venture properties we do not manage, at December 31, 2001, 2000 and 1999 is summarized as follows:


                                                           2001                       2000                       1999
                                                 ------------------------- -------------------------- -------------------------
                                                  Apartment                 Apartment                  Apartment
                                                    Homes      Properties     Homes      Properties      Homes      Properties
                                                 ------------ ------------ ------------ ------------- ------------ ------------
Operating Properties
  West Region
     Las Vegas, Nevada (a).......................      10,653         37         10,653         37          11,513         40
     Denver, Colorado (a)........................       2,529          8          2,529          8           2,312          7
     Phoenix, Arizona............................       2,109          7          1,837          6           1,505          5
     Southern California.........................       1,653          4          1,272          3           1,272          3
     Tucson, Arizona.............................         821          2            821          2             821          2
     Reno, Nevada................................         450          1            450          1             450          1
  Central Region
     Dallas, Texas (b)...........................       8,359         23          8,447         23           9,381         26
     Houston, Texas..............................       7,190         16          7,190         16           8,258         19
     St. Louis, Missouri.........................       2,123          6          2,123          6           2,731          7
     Austin, Texas...............................       1,745          6          1,745          6           1,745          6
     Corpus Christi, Texas.......................       1,663          4          1,663          4           1,512          4
     Kansas City, Missouri.......................         596          1            596          1             596          1
     El Paso, Texas .............................                                                              129          1
  East Region
     Tampa, Florida..............................       5,023         11          5,023         11           5,023         11
     Orlando, Florida (c)........................       2,804          6          2,804          6           2,312          6
     Charlotte, North Carolina (b)...............       1,659          6          1,879          7           1,879          7
     Louisville, Kentucky........................       1,448          5          1,448          5           1,016          4
     Greensboro, North Carolina (b)..............         520          2            856          3             856          3
        Total Operating Properties                     51,345        145         51,336        145          53,311        153
                                                 ------------   --------   ------------   --------    ------------   --------

Properties Under Development
  West Region
     Southern California ........................         802          2            918          2             380          1
     Phoenix, Arizona ...........................                                                              332          1
     Denver, Colorado ...........................                                                              218          1
  Central Region
      Dallas, Texas..............................                                   620          1             620          1
  East Region
     Orlando, Florida ...........................                                                              492          1
     Louisville, Kentucky........................                                                              432          1
                                                 ------------   --------   ------------   --------    ------------   --------
       Total Properties Under Development                 802          2          1,538          3           2,474          6
                                                 ------------   --------   ------------   --------    ------------   --------
       Total Properties                                52,147        147         52,874        148          55,785        159
                                                 ------------   --------   ------------   --------    ------------   --------

Less: Joint Venture Properties (a) (b) (c)              5,239         20          6,503         23           6,504         23
                                                 ------------   --------   ------------   --------    ------------   --------

        Total Properties Owned 100%                    46,908        127         46,371        125          49,281        136
                                                 ============   ========   ============   ========    ============   ========


(a) Includes properties held in joint ventures as follows: one property with 320 apartment homes (321 apartment homes at December 31, 1999) in Colorado in which we own a 50% interest, the remaining interest is owned by an unaffiliated private investor; and 19 properties with 4,919 apartment homes in Nevada in which we own a 20% interest, the remaining interest is owned by an unaffiliated private investor.
(b) In addition to the properties listed in footnote (a), the December 31, 2000 and 1999 balances include properties held in joint ventures as follows: one property with 708 apartment homes in Dallas and two properties with 556 apartment homes in North Carolina in which we owned a 44% interest, the remaining interest was owned by unaffiliated private investors.
(c) Includes the combination of operations at January 1, 2000 of two adjacent properties.

     At December 31, 2001, we had two completed properties in lease-up as follows:


                                              Number of                                       Estimated
                                              Apartment       % Leased        Date of          Date of
Property and Location                           Homes         at 3/7/02     Completion      Stabilization
----------------------------------------   ---------------  ------------   -------------   ----------------
Camden Farmers Market
   Dallas, TX...........................         620               83%         2Q01              2Q02
Camden Crown Valley
   Mission Viejo, CA....................         380               77%         3Q01              2Q02


      At December 31, 2001, we had two development properties under construction as follows:

                                                Number of      Estimated       Estimated      Estimated
                                                Apartment         Cost          Date of         Date of
Property and Location                             Homes       ($ millions)    Completion    Stabilization
---------------------------------------------- ------------  --------------  -------------  --------------
Camden Harbour View
   Long Beach, CA ............................       538      $    127.0         3Q03            4Q04
Camden Vineyards
   Murrieta, CA ..............................       264            35.0         4Q02            2Q03
                                               ---------      ----------
    Total development properties ............        802      $    162.0
                                               =========      ==========

     Where possible, we stage our construction to allow leasing and occupancy during the construction period which we believe minimizes the duration of the lease-up period following completion of construction. Our accounting policy related to properties in the development and leasing phase is that all operating expenses, excluding depreciation, associated with occupied apartment homes are expensed against revenues generated by those apartment homes as they become occupied. All construction and carrying costs are capitalized and reported on the balance sheet in "Properties under development, including land" until individual buildings are completed. Carrying charges are principally interest and real estate taxes which are capitalized as part of properties under development. Upon completion of each building, the total cost of that building and the associated land is transferred to "Buildings and improvements" and "Land", respectively and the assets are depreciated over their estimated useful lives using the straight-line method of depreciation. Upon stabilization, all apartment homes are considered operating and we begin expensing all items that were previously considered carrying costs.

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

     Our consolidated financial statements include $143.6 million related to properties currently under development. Of this amount, $46.2 million relates to our two development projects currently under construction. Additionally, we have $97.4 million invested in land held for future development. Included in this amount is $51.8 million in land development projects located in Houston, Dallas, and Long Beach. We are currently in the planning phase with respect to these properties to further develop apartment homes in these areas. We may also sell certain parcels of undeveloped land to third parties for commercial and retail development.

     During 2001, we completed construction on 17 for-sale townhomes in the downtown Dallas area at a total cost of approximately $5.5 million. At December 31, 2001, five units had been sold at a total sales price of approximately $1.6 million. The proceeds received from the townhome sales are included in other income in our consolidated financial statements. Other expenses in our consolidated financial statements represents the construction cost associated with the townhomes sold during the year.

     At December 31, 2001 and 2000, our investment in various geographic areas, excluding investments in joint ventures and third party development properties, was as follows:


(Dollars in thousands)
                                               2001                  2000
                                         -----------------    ------------------
West Region
    Las Vegas, Nevada....................$   408,662    15%   $   404,957    15%
    Southern California..................    255,106     9        212,785     8
    Denver, Colorado.....................    190,331     7        188,507     7
    Phoenix, Arizona.....................    143,536     5        121,526     5
    Reno, Nevada.........................     44,413     2         43,713     2
    Tucson, Arizona......................     34,230     1         33,699     1
Central Region
    Dallas, Texas........................    400,484    15        388,212    15
    Houston, Texas.......................    392,480    14        379,036    15
    St. Louis, Missouri..................    115,721     4        113,655     4
    Austin, Texas........................     70,959     3         70,244     3
    Corpus Christi, Texas................     60,258     2         59,143     2
    Kansas City, Missouri................     36,134     1         35,938     1
East Region
    Tampa, Florida.......................    246,450     9        242,776     9
    Orlando, Florida.....................    164,485     6        158,972     6
    Charlotte, North Carolina............     79,867     3         78,775     3
    Louisville, Kentucky.................     75,867     3         74,595     3
    Greensboro, North Carolina...........     17,491     1         17,196     1
                                         -----------  ----    -----------  -----
       Total Properties                  $ 2,736,474   100%   $ 2,623,729   100%
                                         ===========  ====    ===========  =====

Third Party Development

     Our construction division performs services for our internally developed construction pipeline, as well as provides services for other third party owners of multifamily, commercial and retail properties. In addition to providing construction services to third party multifamily owners, for selected properties in markets we are comfortable making investments in, we may provide financing for a portion of the project costs. In connection with this program, we have entered into agreements with unaffiliated third parties to develop, construct, and manage five multifamily projects containing a total of 1,667 apartment homes. We are providing financing for a portion of each project in the form of notes receivable which mature through 2005. These notes accrue interest at 10% annually and is being recognized as earned. These notes are secured by second liens on the assets and partial guarantees by the third party owners. We expect these notes to be repaid from operating cash flow or proceeds from the sale of the individual properties. At December 31, 2001 and 2000, these notes had principal balances totaling $70.0 million and $72.9 million, respectively. We anticipate funding an additional $10.0 million on these third party development properties during 2002.

     These projects are supported with adequate third party equity to allow us to earn fees for managing the development, construction and eventual operations of these properties. The related fees we earned for all projects totaled $2.2 million, $2.2 million and $1.7 million for the years ended December 31, 2001, 2000 and 1999, respectively. Two of the projects were completed and stabilized operations during 2001. The remaining three projects are all currently under construction, with one project in the lease-up phase. We expect that the remaining two projects will begin leasing during 2002.

     During 2001, we purchased one completed and stabilized third party development project and three projects which were in pre-development as they fit our diversification strategy. All net fees and interest previously recognized on the pre-development projects were reversed at time of purchase.

Liquidity and Capital Resources

Financial Structure

     We intend to maintain what management believes to be a conservative capital structure by:

               (i) using what management believes is a prudent combination of debt and common and preferred equity;
               (ii) extending  and  sequencing  the  maturity  dates of our debt where possible;
               (iii)managing  interest rate  exposure  using fixed rate debt and hedging where management believes it is appropriate;
               (iv) borrowing  on an  unsecured  basis in order  to  maintain  a substantial number of unencumbered assets; and
               (v)  maintaining conservative coverage ratios.

     The interest expense coverage ratio, net of capitalized interest,  was 3.5,
3.4 and 3.7 times for the years ended December 31, 2001, 2000 and 1999, respectively. At December 31, 2001, 2000 and 1999, 80.4%, 75.6% and 76.0%
respectively, of our real estate assets (based on invested capital) were unencumbered. Our weighted average maturity of debt, excluding our line of credit, was 6.9 years, 5.6 years and 6.1 years at December 31, 2001, 2000 and 1999.

Liquidity

     We intend to meet our short-term liquidity requirements through cash flows provided by operations, our unsecured line of credit discussed in the "Financial Flexibility" section and other short-term borrowings. We expect that our ability to generate cash will be sufficient to meet our short-term liquidity needs, which include:

               (i)   normal operating expenses;
               (ii)  current debt service requirements;
               (iii) recurring capital expenditures;
               (iv)  property development;
               (v)   investments in third party development properties;
               (vi)  common share repurchases; and
               (vii) distributions on our common and preferred equity.

     We consider our long-term liquidity requirements to be the repayment of maturing debt, including borrowings under our unsecured line of credit, and funding of acquisitions. We intend to meet our long- term liquidity requirements through the use of common and preferred equity capital, senior unsecured debt and property dispositions.

     We intend to concentrate our growth efforts toward selective development and acquisition opportunities in our current markets, and through the acquisition of existing operating portfolios and the development of properties in selected new markets. During the year ended December 31, 2001, we incurred $76.6 million in development costs and $20.6 million in acquisition costs. We are developing two properties at a projected aggregate cost of approximately $162.0 million, $26.6 million of which was incurred during 2001. At year end, we were obligated for approximately $85.8 million under construction contracts (a substantial amount of which we expect to fund with debt). We intend to fund our developments and acquisitions through a combination of equity capital, partnership units, medium-term notes, construction loans, other debt securities and our unsecured line of credit. We also seek to selectively dispose of assets that management believes have a lower projected net operating income growth rate than the overall portfolio, or no longer conform to our operating and investment strategies. We intend to continue rebalancing our portfolio with the goal of limiting any one market to no more than 12% of total real estate assets. We expect that any such sales should generate capital for acquisitions and new developments or for debt reduction. Real estate to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Depreciation expense is not recorded during the period in which such assets are held for sale.

     Dispositions during the year included two parcels of land totaling 22.7 acres located in Houston. We used the net proceeds from these dispositions, totaling $8.6 million, to reduce indebtedness outstanding under our unsecured line of credit. Additionally, three properties totaling 1,264 apartment homes were sold during the year. These properties were held in a joint venture in which we owned a 44% interest. The gains from these property sales are included in "Equity in income of joint ventures" in our consolidated statement of operations.

     Net cash provided by operating activities totaled $198.2 million for 2001, an increase of $31.8 million, or 19.1%, over 2000. This increase was attributable to an $8.0 million increase in net operating income from the real estate portfolio for 2001 over the same period in 2000. Equity in income of joint ventures for 2001 increased $7.8 million over 2000. This increase was due to the sale in 2001 of three properties held in a joint venture. Fee and asset management and other income increased a total of $4.4 million over the prior year, primarily from third party construction fees, interest on notes receivable and the sale of five townhomes. Additionally, accrued expenses and other liabilities increased $9.3 million during 2001 primarily from increases in accrued interest from new unsecured debt issuances.

     Net cash used in investing activities totaled $119.6 million for the year ended 2001 compared to $15.8 million in 2000. For 2001, expenditures for acquisitions, property development and capital improvements totaled $20.6 million, $76.6 million and $26.7 million, respectively. These expenditures were offset by $10.4 million in net proceeds received from the sales of properties and townhomes. For the year ended 2000, expenditures for property development and capital improvements were $94.4 million and $27.9 million, respectively. Additionally, we received $150.1 million in net proceeds from property dispositions during 2000.

     Net cash used in financing activities totaled $77.9 million for the year ended 2001 compared to $151.3 million for 2000. During 2001, we paid distributions totaling $119.2 million and paid $26.9 million to repurchase our outstanding Series A preferred shares. We received net proceeds totaling $326.9 million from the issuance of senior unsecured and secured notes. The proceeds from these issuances were used to pay down borrowings under our line of credit, which decreased $39.0 million during the year, and repay $219.4 million in notes payable. For the year ended 2000, we paid distributions totaling $112.9 million, repaid notes payable totaling $107.4 million and repurchased $31.2 million common shares and units convertible into common shares. These payments were offset by the issuances of $17.5 million of preferred units, and an increase in borrowings under our line of credit of $80.0 million.

     In 1998, we began repurchasing our common equity securities under a program approved by our Board of Trust Managers. The plan allows us to repurchase or redeem up to $200 million of our securities through open market purchases and private transactions. Management consummates these repurchases and redemptions at the time when they believe that we can reinvest available cash flow into our own securities at yields which exceed those currently available on direct real estate investments. These repurchases were made and we expect that future repurchases, if any, will be made without incurring additional debt and, in management's opinion, without reducing our financial flexibility. At December 31, 2001, we had repurchased approximately 6.9 million common shares and redeemed approximately 106,000 units convertible into common shares at a total cost of $180.9 million. No common shares or units convertible into common shares were repurchased during 2001.

     On January 17, 2002, we paid a distribution of $0.61 per share for the fourth quarter of 2001 to all holders of record of our common shares as of December 19, 2001, and paid an equivalent amount per unit to holders of common limited partnership units in Camden Operating, L.P. Total distributions to common shareholders and holders of common operating partnership units for the year ended December 31, 2001 were $2.44 per share or unit. We determine the amount of cash available for distribution to unitholders in accordance with the partnership agreements and have made and intend to continue to make distributions to the holders of common operating partnership units in amounts equivalent to the per share distributions paid to holders of common shares. We intend to continue to make shareholder distributions in accordance with REIT qualification requirements under the federal tax code while maintaining what management believes to be a conservative payout ratio. The dividend payout ratio, which is calculated by dividing distributions per share by funds from operations per share, was 69%, 64% and 65% for the years ended December 31, 2001, 2000 and 1999, respectively.

     In April 2001, we announced that our issued and outstanding Series A preferred shares would be redeemed effective April 30, 2001 at a redemption price of $25.00 per share plus an amount equal to all accumulated, accrued and unpaid dividends as of April 30, 2001. Prior to redemption, 3.1 million Series A preferred shares were converted into 2.4 million common shares. The remaining Series A preferred shares were redeemed for an aggregate of $27.1 million, including unpaid dividends, using funds available under our unsecured line of credit.

     Our operating partnership has issued $100 million of 8.5% Series B Cumulative Redeemable Perpetual Preferred Units and $53 million of 8.25% Series C Cumulative Redeemable Perpetual Preferred Units. Distributions on the preferred units are payable quarterly in arrears. The preferred units are redeemable for cash by the operating partnership on or after the fifth anniversary of issuance at par plus the amount of any accumulated and unpaid distributions. The preferred units are convertible after 10 years by the holder into corresponding Series B or C Cumulative Redeemable Perpetual Preferred Shares. The preferred units are subordinate to present and future debt. Distributions on the preferred units totaled $12.9 million for the year ended December 31, 2001.

     Scheduled principal repayments on all notes payable outstanding at December 31, 2001 over the next five years are $39.3 million in 2002, $87.3 million in 2003, $391.8 million in 2004, $61.4 million in 2005, $210.7 million in 2006 and
$416.5 million thereafter. Principal repayments during 2002 will be made using funds available under our unsecured line of credit.

Financial Flexibility

     In August 2001, we amended our line of credit to increase total capacity by $20 million to $420 million and extended the maturity through August 2004. The scheduled interest rates are currently based on spreads over LIBOR or Prime. The scheduled interest rates are subject to change as our credit ratings change. Advances under the line of credit may be priced at the scheduled rates, or we may enter into bid rate loans with participating banks at rates below the scheduled rates. These bid rate loans have terms of six months or less and may not exceed the lesser of $200 million or the remaining amount available under the line of credit. The line of credit is subject to customary financial covenants and limitations. At year end, we were in compliance with all covenants and limitations.

     As an alternative to our unsecured line of credit, we from time to time borrow using competitively bid unsecured short-term notes with lenders who may or may not be a part of the unsecured line of credit bank group. Such borrowings vary in term and pricing and are typically priced at interest rates below those available under the unsecured line of credit.

     As of December 31, 2001, we had $263 million available under the unsecured line of credit and $435.5 million available under our $750 million universal shelf registration. We have significant unencumbered real estate assets which we believe could be sold or used as collateral for financing purposes should other sources of capital not be available.

     The following table summarizes notes payable issued during 2001:

                                       Month of                    Coupon      Maturity      Interest
          Type and Amount              Issuance       Terms         Rate         Date          Paid         Proceeds
------------------------------------- ----------- -------------- ----------- ------------ -------------- --------------
$150.0 million senior unsecured notes   02/01     Interest only    7.625%      02/15/11    February 15   $148.3 million
                                                                                          and August 15
$50.0 million senior unsecured notes    02/01     Interest only    7.000%      02/15/06    February 15    $49.5 million
                                                                                          and August 15
$14.5 million medium-term notes         08/01     Interest only    6.790%      08/27/10    March 15 and   $14.4 million
                                                                                           September 15
$100.0 million senior unsecured notes   09/01     Interest only    6.750%      09/15/10    March 15 and   $99.2 million
                                                                                           September 15

     We may redeem the notes at any time at a redemption price equal to the principal amount and accrued interest, plus a make-whole provision. The notes are direct, senior unsecured obligations and rank equally with all other unsecured and unsubordinated indebtedness. We used the net proceeds to reduce indebtedness outstanding under our unsecured line of credit.

     During 2001, we paid off five secured notes totaling $50.7 million and $150 million in unsecured notes matured. The interest rates on the secured notes ranged from 7.5% to 8.63%, and rates on the unsecured notes were from 6.63% to 6.75%. We incurred prepayment penalties totaling $388,000 in connection with repayment of four of the secured notes. We repaid both the secured and unsecured notes using proceeds available under our unsecured line of credit. The secured notes were prepaid due to our ability to refinance them at significantly lower interest rates.

     At December 31, 2001, the weighted average interest rate on floating rate debt was 2.89%.

     The joint ventures in which we had an interest have been funded with secured, non-recourse debt. We are not committed to any additional funding in relation to our joint ventures.

Market Risk

     We use fixed and floating rate debt to finance acquisitions, developments and maturing debt. These transactions expose us to market risk related to changes in interest rates. Management's policy is to review our borrowings and attempt to mitigate interest rate exposure through the use of long term debt maturities and derivative instruments where appropriate. Our policy regarding the use of derivative financial instruments in managing market risk exposures is consistent with the prior year and is not expected to change in future years. We do not use derivative financial instruments for trading or speculative purposes. As of December 31, 2001, we had no derivative instruments outstanding.

     For fixed rate debt, interest rate changes affect the fair market value but do not impact net income to common shareholders or cash flows. Conversely, for floating rate debt, interest rate changes generally do not affect the fair market value but do impact net income to common shareholders and cash flows, assuming other factors are held constant.

     At December 31, 2001, we had fixed rate debt of $988.1 million and floating rate debt of $218.9 million. Holding other variables constant (such as debt levels), a one percentage point variance in interest rates would change the unrealized fair market value of the fixed rate debt by approximately $40.9 million. The net income to common shareholders and cash flows impact on the next year resulting from a one percentage point variance in interest rates on floating rate debt would be approximately $2.2 million, holding all other variables constant.

Funds from Operations (FFO)

     Management considers FFO to be an appropriate measure of performance of an equity REIT. The National Association of Real Estate Investment Trusts currently defines FFO as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Our definition of diluted FFO also assumes conversion at the beginning of the period of all dilutive convertible securities, including minority interests, which are convertible into common equity.

     We believe that in order to facilitate a clear understanding of our consolidated historical operating results, FFO should be examined in conjunction with net income as presented in the consolidated financial statements and data included elsewhere in this report. FFO is not defined by generally accepted accounting principles. FFO should not be considered as an alternative to net income as an indication of our operating performance or to net cash provided by operating activities as a measure of our liquidity. Further, FFO as disclosed by other REIT's may not be comparable to our calculation. Our diluted FFO for the year ended December 31, 2001 increased $1.6 million over 2000. On a per share basis, diluted FFO for 2001 increased 1.1% over 2000. This increase in diluted FFO was primarily due to a $8.0 million increase in net operating income from our real estate portfolio, and a $1.1 million increase in income from joint ventures, net of gains on sales of properties held in those joint ventures. These increases were offset by a $9.9 million impairment provision for technology investments.

     The calculation of basic and diluted FFO for the years ended December 31, 2001, 2000 and 1999 follows:

(In thousands)

                                                                             2001          2000            1999
                                                                          ----------     ---------     ----------
Funds from operations
     Net income to common shareholders.................................... $  58,747     $  65,053     $   52,252
     Real estate depreciation.............................................    98,400        94,277         87,491
     Adjustments for unconsolidated joint ventures........................    (3,032)        3,238          3,936
     Extraordinary charge (early retirement of debt)......................       388
     Gain on sales of properties and joint venture interests..............    (2,372)      (18,323)        (2,979)
                                                                          ----------     ---------     ----------
Funds from operations - basic                                                152,131       144,245        140,700
     Preferred share dividends............................................     2,545         9,371          9,371
     Income allocated to units convertible into common shares.............     3,127         2,461          2,014
     Adjustments for convertible subordinated debentures..................        37           197            284
                                                                          ----------     ---------     ----------
Funds from operations - diluted                                            $ 157,840     $ 156,274     $  152,369
                                                                          ==========     =========     ==========

Weighted average shares - basic                                               39,796        38,112         41,236
     Common share options and awards granted..............................     1,234           729            431
     Preferred shares.....................................................     1,052         3,207          3,207
     Minority interest units..............................................     2,509         2,547          2,624
     Convertible subordinated debentures..................................        19           105            146
                                                                          ----------     ---------     ----------
Weighted average shares - diluted                                             44,610        44,700         47,644
                                                                          ==========     =========     ==========

Results of Operations

     Changes in revenues and expenses related to our operating properties from period to period are primarily due to property developments, dispositions, acquisitions, and improvements in the performance of the stabilized properties in the portfolio. Where appropriate, comparisons are made on a dollars-per-weighted-average-apartment home basis in order to adjust for such changes in the number of apartment homes owned during each period. Selected weighted average revenues and expenses per operating apartment home for the three years ended December 31, 2001 are as follows:


                                                                                2001        2000         1999
                                                                            -----------  ----------  -----------
Rental income per apartment home per month.................................. $      686  $      653   $      623
Property operating and maintenance per apartment home per year.............. $    2,541  $    2,424   $    2,367
Real estate taxes per apartment home per year............................... $      895  $      840   $      798
Weighted average number of operating apartment homes........................     45,488      46,501       45,606


2001 Compared to 2000

     Earnings before interest, depreciation and amortization increased $9.4 million, or 4.0%, from $237.4 million to $246.8 million for the years ended December 31, 2000 and 2001, respectively. The weighted average number of apartment homes decreased by 1,013 apartment homes, or 2.2%, from 46,501 to 45,488 for the years ended December 31, 2000 and 2001, respectively. The decrease in the weighted average number of apartment homes is due to the sale of 3,599 apartment homes in the third quarter of 2000, offset by property development and acquisition. Total operating properties we owned 100% were 125 and 122 at December 31, 2001 and 2000, respectively. The weighted average number of apartment homes and the operating properties exclude the impact of our ownership interest in properties owned in joint ventures.

     Our apartment communities generate rental revenue and other income through the leasing of apartment homes. Revenues from our rental operations comprised 94%and 97% of our total revenues for the years ended December 31, 2001 and 2000, respectively. Our primary financial focus for our apartment communities is net operating income. Net operating income represents total property revenues less property operating and maintenance expenses, including real estate taxes. Net operating income increased $8.0 million, or 3.3%, from $239.4 million to $247.3 million for the years ended December 31, 2000 and 2001, respectively.

     Rental income for the year ended December 31, 2001 increased $10.1 million, or 2.8% over the year ended December 31, 2000. Rental income per apartment home per month increased $33, or 5.1%, from $653 to $686 for the years ended December 31, 2000 and 2001, respectively. The increase was primarily due to increased revenue growth from the stabilized real estate portfolio and higher average rental rates on the completed development properties. Also, the properties sold in 2000 had average rental rates which were lower than the portfolio average. Overall average occupancy increased slightly from 94.0% for the year ended December 31, 2000 to 94.2% for the year ended December 31, 2001.

     Other property income increased $2.4 million from $27.0 million to $29.4 million for the years ended December 31, 2000 and 2001, respectively, which represents a monthly increase of $5 per apartment home. This increase in other property income was primarily due to increases from revenue sources such as telephone, cable, water, and other miscellaneous property fees.

     Equity in income of joint ventures increased $7.8 million over the year ended 2000, primarily from gains recognized in one of our joint ventures from the sale of three properties totaling 1,264 apartment homes. Fee and asset management in 2001 increased $1.1 million over 2000. This increase is primarily due to fees earned on third party construction projects. Other income for the year ended December 31, 2001 increased $3.3 million over the year ended 2000. This increase was due to interest earned on our investments in third party development properties and from sales of five townhomes.

     Property operating and maintenance expenses increased $2.8 million or 2.5%, from $112.7 million to $115.6 million, but decreased slightly as a percent of total property income from 28.8% to 28.6%, for the years ended December 31, 2000 and 2001, respectively. On an annualized basis, property operating and maintenance expenses increased $117 per unit, or 4.8%. The increase in operating expense was due to significant increases in property insurance costs as well as increases in salary and benefit expenses per unit. Our operating expense ratios decreased primarily as a result of operating efficiencies generated by our newly developed properties. The operating expense ratios for the properties sold during the third quarter of 2000 were higher than the portfolio average.

     Real estate taxes increased $1.7 million from $39.1 million to $40.7 million for the years ended December 31, 2000 and 2001, respectively, which represents an annual increase of $55 per apartment home. The increase was primarily due to increases in the valuations of properties and increases in property tax rates.

     General and administrative expenses decreased $606,000, from $14.3 million in 2000 to $13.7 million in 2001, and decreased as a percent of revenues from 3.6% to 3.2%. The decrease was due to vesting of performance-based compensation awards in 2000, offset by increases in 2001 in salary and benefit expenses, information technology and branding initiatives and tax expenses on our taxable subsidiaries.

     During 2001, we recorded an impairment provision totaling $9.9 million, which represented the remaining carrying value of all of our technology investments at the time of write-off. This provision was recorded after management determined that the current capital markets for technology companies, and the expected future cash flows from these investments, made it difficult to support the carrying values of our technology investments.

     Gross interest cost before interest capitalized to development properties decreased from $84.3 million for the year ended December 31, 2000 to $80.8 million for the year ended December 31, 2001. This decrease is primarily due to lower average debt balances in 2001 arising from proceeds received from the dispositions in the third quarter of 2000, lower interest rates on our variable debt and interest savings from the prepayment of mortgage debt. These decreases in interest expense were offset by increases in the debt used to fund new development, acquisitions, investments to third party development properties and the repurchase of our preferred shares. Interest capitalized decreased to $10.9 million from $15.3 million for the years ended December 31, 2001 and 2000, respectively, due to lower development activities during 2001.

     Depreciation and amortization increased from $97.0 million to $101.7 million. This increase was due primarily to new development, property acquisition and capital improvements, partially offset by dispositions during the third quarter of 2000.

     Gains on sale of properties for the year ended December 31, 2001 totaled $2.4 million due primarily to the sale of 22.7 acres of undeveloped land located in Houston. Gains on sales of properties for the year ended December 31, 2000 totaled $18.3 million due to the sale of eleven properties containing a total of 3,599 apartment homes. Also included in the gain in 2000 is the sale of a mini-storage facility in Las Vegas and the sale of approximately 61 acres of undeveloped land located in Las Vegas, Dallas and Houston.

     Preferred share dividends decreased from $9.4 million in 2000 to $2.5 million in 2001 due to the conversion of 3.1 million preferred shares into common shares and the redemption of approximately 1.0 million preferred shares for cash.

2000 Compared to 1999

     Earnings before interest, depreciation and amortization increased $21.1 million, or 9.8%, from $216.3 million to $237.4 million for the years ended December 31, 1999 and 2000, respectively. The weighted average number of apartment homes increased by 895 apartment homes, or 1.9%, from 45,606 to 46,501 for the years ended December 31, 1999 and 2000, respectively. Total operating properties we owned 100% were 122 and 130 at December 31, 2000 and 1999, respectively. The weighted average number of apartment homes and the operating properties exclude the impact of our ownership interest in properties owned in joint ventures.

     Our apartment communities generate rental revenue and other income through the leasing of apartment homes. Revenues from our rental operations comprised 97% and 98% of our total revenues for the years ended December 31, 2000 and 1999, respectively. Our primary financial focus for our apartment communities is net operating income. Net operating income represents total property revenues less property operating and maintenance expenses, including real estate taxes. Net operating income increased $20.4 million, or 9.3%, from $218.9 million to $239.4 million for the years ended December 31, 1999 and 2000, respectively.

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

     Other income increased $3.9 million from $1.9 million to $5.8 million for the years ended December 31, 1999 and 2000, respectively. This increase was primarily due to interest earned on our investments in third party development properties which increased $38.5 million during the year.

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

     In June 2001, FASB issued SFAS No. 141, "Business Combinations", which is effective for business combinations initiated after June 30, 2001. SFAS No. 141 requires all business combinations to be accounted for under the purchase method and that the pooling-of-interest method is no longer allowed. The adoption of SFAS No. 141 will not have a material effect on our financial position, results of operations, or cash flows.

     In June 2001, FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The adoption of SFAS No. 142 will not have a material impact on our financial position, results of operations, or cash flows.

     In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of SFAS No. 143 will not have a material impact on our financial position, results of operations or cash flows.

     In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long- Lived Assets", which is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS No. 144 will not have a material impact on our financial position, results of operations or cash flows.

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Camden Property Trust

We have audited the accompanying consolidated balance sheets of Camden Property Trust as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the management of Camden Property Trust. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Camden Property Trust at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP

Houston, Texas
January 29, 2002

                                               CAMDEN PROPERTY TRUST
                                            CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

                                                                                            December 31,
                                                                                    -----------------------------
                                                                                         2001           2000
                                                                                    -------------  --------------
Assets
Real estate assets, at cost
   Land...........................................................................  $     362,717  $     350,248
   Buildings and improvements.....................................................      2,230,161      2,124,740
                                                                                        2,592,878      2,474,988
   Less: accumulated depreciation.................................................       (422,154)      (326,723)
                                                                                    -------------  -------------
      Net operating real estate assets............................................      2,170,724      2,148,265
   Properties under development, including land...................................        143,596        148,741
   Investment in joint ventures...................................................         17,073         22,612
   Investment in third party development properties...............................         69,983         72,893
                                                                                    -------------  -------------
         Total real estate assets.................................................      2,401,376      2,392,511

Accounts receivable-- affiliates..................................................          4,586          3,236
Notes receivable-- affiliates.....................................................          1,800          1,800
Other assets, net ................................................................         33,121         23,923
Cash and cash equivalents.........................................................          5,625          4,936
Restricted cash...................................................................          3,157          4,475
                                                                                    -------------  -------------
      Total assets................................................................  $   2,449,665  $   2,430,881
                                                                                    =============  =============

Liabilities and Shareholders' Equity
Liabilities
   Notes payable:
      Unsecured...................................................................  $     923,890  $     799,026
      Secured.....................................................................        283,157        339,091
   Accounts payable...............................................................         13,337         13,592
   Accrued real estate taxes......................................................         28,378         26,781
   Accrued expenses and other liabilities.........................................         46,275         36,981
   Distributions payable..........................................................         30,298         28,900
                                                                                    -------------  -------------
      Total liabilities...........................................................      1,325,335      1,244,371

Minority interests:
     Units convertible into perpetual preferred shares............................        149,815        149,815
     Units convertible into common shares.........................................         56,264         60,562
                                                                                     ------------   ------------
          Total minority interests................................................        206,079        210,377

7.33% Convertible Subordinated Debentures.........................................              -          1,950

Shareholders' Equity
   Convertible preferred shares of beneficial interest; $2.25
     Series A Cumulative Convertible, $0.01 par value per
     share, liquidation preference of $25 per 10,000 shares
     authorized, 4,165 issued and outstanding at December 31, 2000 share, ........              -             42
   Common shares of beneficial interest; $0.01 par value per share; 100,000 shares authorized; 48,627 and 45,760 issued at
     December 31, 2001 and 2000, respectively.....................................            476            450
   Additional paid-in capital.....................................................      1,297,239      1,312,323
   Distributions in excess of net income..........................................       (194,718)      (153,972)
   Unearned restricted share awards...............................................         (8,621)        (6,680)
     Less: treasury shares, at cost ..............................................       (176,125)      (177,980)
                                                                                    -------------  -------------
      Total shareholders' equity..................................................        918,251        974,183
                                                                                    -------------  -------------
          Total liabilities and shareholders' equity..............................  $   2,449,665  $   2,430,881
                                                                                    =============  =============

                                See Notes to Consolidated Financial Statements.

                                               CAMDEN PROPERTY TRUST
                                       CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

                                                                                Year Ended December 31,
                                                                        ----------------------------------------
                                                                           2001           2000           1999
                                                                        ----------     ----------     ----------
Revenues
    Rental income.......................................................$  374,187     $  364,111     $  341,168
    Other property income...............................................    29,433         27,030         22,148
                                                                        ----------     ----------     ----------
      Total property income.............................................   403,620        391,141        363,316
    Equity in income of joint ventures..................................     8,527            765            683
    Fee and asset management............................................     6,951          5,810          5,373
    Other income........................................................     9,117          5,823          1,924
                                                                        ----------     ----------     ----------
      Total revenues....................................................   428,215        403,539        371,296
                                                                        ----------     ----------     ----------

Expenses
    Property operating and maintenance..................................   115,572        112,727        107,972
    Real estate taxes...................................................    40,717         39,054         36,410
    General and administrative..........................................    13,743         14,349         10,606
    Impairment provision for technology investments.....................     9,864              -              -
    Other expenses......................................................     1,511              -              -
    Interest............................................................    69,841         69,036         57,856
    Depreciation and amortization.......................................   101,660         96,966         89,516
                                                                        ----------     ----------     ----------
      Total expenses....................................................   352,908        332,132        302,360
                                                                        ----------     ----------     ----------

Income before gain on sales of properties and joint venture interests,
minority interests and extraordinary charge.............................    75,307         71,407         68,936
Gain on sales of properties and joint venture interests ................     2,372         18,323          2,979
Income allocated to minority interests
     Distributions on units convertible into perpetual preferred shares.   (12,872)       (12,845)        (8,278)
     Income allocated to units convertible into common shares...........    (3,127)        (2,461)        (2,014)
                                                                        ----------     ----------     ----------
Income before extraordinary charge......................................    61,680         74,424         61,623
Extraordinary charge (early retirement of debt).........................      (388)             -              -
                                                                        ----------     ----------     ----------
Net Income..............................................................    61,292         74,424         61,623
Preferred share dividends...............................................    (2,545)        (9,371)        (9,371)
                                                                        ----------     ----------     ----------
Net income to common shareholders.......................................$   58,747     $   65,053     $   52,252
                                                                        ==========     ==========     ==========

Basic earnings per share before extraordinary charge....................$     1.49     $     1.71     $     1.27
Basic earnings per share................................................      1.48           1.71           1.27

Diluted earnings per share before extraordinary charge..................      1.42           1.63           1.23
Diluted earnings per share..............................................      1.41           1.63           1.23

Distributions declared per common share.................................$     2.44     $     2.25     $     2.08

Weighted average number of common shares outstanding....................    39,796         38,112         41,236
Weighted average number of common and common dilutive                       41,603         41,388         44,291
     equivalent shares outstanding......................................

                 See Notes to Consolidated Financial Statements.

                              CAMDEN PROPERTY TRUST
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except per share amounts)

                                                          Preferred     Common                                 Unearned
                                                          Shares of    Shares of  Additional   Distributions  Restricted  Treasury
                                                          Beneficial  Beneficial    Paid-In    in Excess of     Share      Shares,
                                                           Interest    Interest     Capital      Net Income     Awards     at cost
                                                          ----------  ----------  -----------  -------------  ---------- -----------
Shareholders' Equity, January 1, 1999.....................$     42    $    447    $1,299,539    $  (98,897)   $ (10,039) $ (20,704)

  Net income to common shareholders.......................                                          52,252
  Common shares issued under dividend reinvestment plan...                                28
  Conversion of debentures (7 shares).....................                               169
  Restricted shares issued under benefit plan (90 shares).                   1         2,041                      1,559
  Employee Stock Purchase Plan............................                              (522)
  Restricted shares placed into Rabbi Trust (35 shares)...                                 5                         (5)
  Common share options exercised (80 shares)..............                             1,806
  Conversion of Operating Partnership units (23 shares)...                               479
  Repurchase of minority interest units...................                               100
  Repurchase of common shares (4,890 shares)..............                                                                (126,073)
  Cash distributions ($2.08 per share)....................                                         (85,553)
                                                          ----------  ----------  -----------  -------------  ---------- -----------
Shareholders' Equity, December 31, 1999...................      42         448     1,303,645      (132,198)      (8,485)  (146,777)
                                                          ----------  ----------  -----------  -------------  ---------- -----------

  Net income to common shareholders.......................                                          65,053
  Common shares issued under dividend reinvestment plan...                                23
  Conversion of debentures (61 shares)....................                   1         1,462
  Restricted shares issued under benefit plan (329 shares)                   3         6,195                      1,805
  Employee Stock Purchase Plan............................                              (189)
  Restricted shares placed into Rabbi Trust (241 shares)..                  (2)            2
  Common share options exercised (46 shares)..............                             1,052
  Conversion of Operating Partnership units (6 shares)....                               133
  Repurchase of common shares (1,166 shares)..............                                                                 (31,203)
  Cash distributions ($2.25 per share)....................                                         (86,827)
                                                          ----------  ----------  -----------  -------------  ---------- -----------
Shareholders' Equity, December 31, 2000...................      42         450     1,312,323      (153,972)      (6,680)  (177,980)
                                                          ----------  ----------  -----------  -------------  ---------- -----------

  Net income to common shareholders.......................                                          58,747
  Conversion of preferred shares (3,088 shares)...........     (31)         24             7
  Redemption of preferred shares (1,077 shares)...........     (11)                  (26,911)
  Common shares issued under dividend reinvestment plan...                                15
  Conversion of debentures (81 shares)....................                   1         2,006
  Restricted shares issued under benefit plan (247 shares)                   2         5,493                     (1,941)
  Employee Stock Purchase Plan............................                               (36)                                  666
  Restricted shares placed into Rabbi Trust (269 shares)..                  (3)            3
  Common share options exercised (110 shares).............                   1         3,160                                 1,189
  Conversion of Operating Partnership units (51 shares)...                   1         1,179
  Cash distributions ($2.44 per share)....................                                         (99,493)
                                                          ----------  ----------  -----------  -------------  ---------- -----------
Shareholders' Equity, December 31, 2001...................$      -    $    476    $1,297,239    $ (194,718)   $  (8,621) $(176,125)
                                                          ==========  ==========  ===========  =============  ========== ===========

                                See Notes to Consolidated Financial Statements.

                                                   CAMDEN PROPERTY TRUST
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                                                                              Year Ended December 31,
                                                                                        -----------------------------------
                                                                                           2001        2000         1999
                                                                                        ----------  ----------  -----------
Cash Flow from Operating Activities
   Net income ..........................................................................$   61,292  $   74,424   $   61,623
   Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization .....................................................   101,660      96,966       89,516
     Equity in income of joint ventures, net of cash received...........................     7,411       1,959        2,491
     Gain on sales of properties and joint venture interests............................    (2,372)    (18,323)      (2,979)
     Impairment provision for technology investments....................................     9,864
     Extraordinary charge (early retirement of debt)....................................       388
     Income allocated to units convertible into common shares...........................     3,127       2,461        2,014
     Accretion of discount on unsecured notes payable...................................       421         403          320
     Net change in operating accounts...................................................    16,422       8,546       11,036
                                                                                        ----------  ----------  -----------
          Net cash provided by operating activities.....................................   198,213     166,436      164,021

Cash Flow from Investing Activities
     Increase in real estate assets.....................................................  (122,088)   (120,636)    (213,352)
     Net proceeds from sales of properties and townhomes................................    10,377     150,141       13,226
     Net proceeds from sale of joint venture interests..................................                              5,465
     Increase in investment in joint ventures...........................................    (1,881)     (2,702)      (2,012)
     Decrease in investment in joint ventures...........................................                              1,505
     Increase in investment in third party development properties.......................   (26,349)    (38,451)     (23,530)
     Decrease in investment in third party development properties.......................    29,259
     Increase in technology investments.................................................    (7,249)     (2,615)
     Other..............................................................................    (1,696)     (1,488)      (1,873)
                                                                                        ----------  ----------  -----------
          Net cash used in investing activities.........................................  (119,627)    (15,751)    (220,571)

Cash Flow from Financing Activities
     Net increase (decrease) in unsecured lines of credit and short-term borrowings.....   (39,000)     80,000      (66,000)
     Proceeds from notes payable........................................................   326,868                  253,380
     Repayment of notes payable ........................................................  (219,359)   (107,376)     (25,178)
     Proceeds from issuance of preferred units, net.....................................                17,136      132,679
     Distributions to shareholders and minority interests ..............................  (119,226)   (112,850)    (108,253)
     Repurchase of preferred shares.....................................................   (26,922)
     Repurchase of common shares and units..............................................               (31,203)    (128,929)
     Extraordinary charge (early retirement of debt)....................................      (388)
     Other..............................................................................       130       3,027       (1,279)
                                                                                        ----------  ----------  -----------
          Net cash (used in) provided by financing activities...........................   (77,897)   (151,266)      56,420
                                                                                        ----------  ----------  -----------
          Net increase (decrease) in cash and cash equivalents..........................       689        (581)        (130)
Cash and cash equivalents, beginning of period..........................................     4,936       5,517        5,647
                                                                                        ----------  ----------  -----------
Cash and cash equivalents, end of period................................................$    5,625  $    4,936       $5,517
                                                                                        ==========  ===========   ==========

Supplemental Information
   Cash paid for interest, net of interest capitalized..................................$   65,276  $   70,310   $   54,226
   Interest capitalized.................................................................    10,920      15,303       16,396

Supplemental Schedule of Noncash Investing and Financing Activities
   Conversion of 7.33% subordinated debentures to common shares, net ...................$    1,950  $    1,456   $      169
   Value of shares issued under benefit plans, net......................................     5,222       5,873        2,047
   Conversion of operating partnership units to common shares...........................     1,179         144          479
   Conversion of preferred shares to common shares......................................        31
   Fair value adjustment from the acquisition of Oasis Residential, Inc.:
          Fair value of assets acquired.................................................                                835
          Liabilities assumed...........................................................                                835
   Notes receivable issued upon sale of real estate assets..............................                             10,912

                             See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Business

     Camden Property Trust is a self-administered and self-managed real estate investment trust (REIT) organized on May 25, 1993. We, with our subsidiaries, report as a single business segment, with activities related to the ownership, development, construction and management of multifamily apartment communities. As of December 31, 2001, we owned interests in, operated or were developing 147 multifamily properties containing 52,147 apartment homes located in nine states. Two of our multifamily properties containing 802 apartment homes were under development at December 31, 2001. Additionally, we have several sites which we intend to develop into multifamily apartment communities.

Property Update

     During 2001, we completed construction on the following two development properties totaling 1,000 apartment homes: Camden Farmers Market in Dallas and Camden Crown Valley in Southern California. Stabilization occurred during 2001 at three properties totaling 1,256 apartment homes: Camden Oxmoor in Louisville, Camden Lee Vista in Orlando and Camden Copper Square in Phoenix. We consider a property stabilized once it reaches 90% occupancy, or generally one year from opening the leasing office, with some allowances for larger than average properties. We expect stabilization to occur at the completed development properties during 2002. Additionally, we have two properties currently under development: Camden Harbour View, a 538-unit property located in Long Beach, California and Camden Vineyards, a 264-unit property located in Murrieta, California.

     During 2001, we acquired one multifamily property and three tracts of undeveloped land. The completed multifamily property, Camden Pecos Ranch, is a 272-unit property located in Phoenix, Arizona which was purchased for $20.6 million, and was developed under our third party development program. Camden Pecos Ranch was completed during the fourth quarter 2000 and stabilized operations during the first quarter 2001. We acquired 13.6 acres of land in Murrieta, California, 27.5 acres of land in Orlando, and 8.3 acres of land in Houston for a total cost of $22.2 million. These projects were in pre-development at time of acquisition. The 13.6 acres of land acquired in California is currently being developed as a 264- unit property, Camden Vineyards.

     Dispositions during 2001 included two parcels of land totaling 22.7 acres located in Houston and three operating properties with a total of 1,264 apartment homes located in North Carolina and Dallas. The net proceeds from the land sales totaled $8.6 million and were used to reduce indebtedness outstanding under our unsecured line of credit. The operating properties were held through a joint venture and the gains from these dispositions, totaling $6.6 million, are included in "Equity in income of joint ventures".

2.   Summary of Significant Accounting Policies

     Principles of Consolidation. The consolidated financial statements include our assets, liabilities and operations and those of our wholly-owned subsidiaries and partnerships in which our aggregate ownership is greater than 50% and we exercise elements of control. Those entities owned 50% or less where significant influence is in effect are accounted for using the equity method. Those entities owned less than 50% where significant influence is not exercised are accounted for using the cost method. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, results of operations during the reporting periods and related disclosures. Actual results could differ from those estimates.

     Reportable Segments. We follow Financial Accounting Standards Board ("FASB") Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 establishes standards for reporting financial and descriptive information about an enterprise's reportable segments. We have determined that we have one reportable segment, with activities related to the ownership, development, construction and management of multifamily communities. Our apartment communities generate rental revenue and other income through the leasing of apartment homes, which comprised 94%, 97% and 98% of our total consolidated revenues for the years ended December 31, 2001, 2000 and 1999, respectively. Although our multifamily communities are geographically diversified throughout the United Sates, management evaluates operating performance on an individual property level. Where appropriate, we provide information about our real estate portfolio on a geographic basis in order to illustrate the concentration of market risk associated with our portfolio.

     Operating Partnership and Minority Interests. Approximately 24% of our multifamily apartment units at December 31, 2001 were held in Camden Operating, L.P. This operating partnership has issued both common and preferred limited partnership units. As of December 31, 2001, we held 82.8% of the common limited partnership units and the sole 1% general partnership interest of the operating partnership. The remaining 16.2% of the common limited partnership units are primarily held by former officers, directors and investors of Paragon Group, Inc., which we acquired in 1997, who collectively owned 1,918,737 common limited partnership units at December 31, 2001. Each common limited partnership unit is redeemable for one common share of Camden or cash at our election. Holders of common limited partnership units are not entitled to rights as shareholders prior to redemption of their common limited partnership units. No member of our management owns common limited partnership units and only two of our eight Trust Managers own common limited partnership units.

     Our operating partnership has issued $100 million of 8.5% Series B Cumulative Redeemable Perpetual Preferred Units and $53 million of 8.25% Series C Cumulative Redeemable Perpetual Preferred Units. Distributions on the preferred units are payable quarterly in arrears. The preferred units are redeemable for cash by the operating partnership on or after the fifth anniversary of issuance at par plus the amount of any accumulated and unpaid distributions. The preferred units are convertible after 10 years by the holder into corresponding Series B or C Cumulative Redeemable Perpetual Preferred Shares. The preferred units are subordinate to present and future debt.

     In conjunction with our acquisition of Oasis Residential, Inc. in 1998, we acquired the controlling managing member interest in Oasis Martinique, LLC which owns one property in Orange County, California and is included in our consolidated financial statements. The remaining interests comprising 754,270 units are exchangeable into 572,490 of our common shares.

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

     Real Estate Assets, at Cost. Real estate assets are carried at cost plus capitalized carrying charges. Expenditures directly related to the development, acquisition and improvement of real estate assets, excluding internal costs relating to acquisitions, are capitalized at cost as land, buildings and improvements. All construction and carrying costs are capitalized and reported on the balance sheet in "Properties under development, including land" until individual buildings are completed. Upon completion of each building, the total cost of that building and the associated land is transferred to "Buildings and improvements" and "Land", respectively, and the assets are depreciated over their estimated useful lives using the straight line method of depreciation. All operating expenses, excluding depreciation, associated with occupied apartment homes for properties in the development and leasing phase are expensed against revenues generated by those apartment homes as they become occupied. All apartment homes are considered operating upon achieving 90% occupancy, or generally one year from opening the leasing office, with some allowances for larger than average properties, and we begin expensing all items that were previously considered carrying costs.

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

     We  capitalized   $26.7  million  and  $27.9  million  in  2001  and  2000,
respectively, of renovation and improvement costs which we believe extended the economic lives and enhanced the earnings of our multifamily properties.

     Carrying charges, principally interest and real estate taxes, of land under development and buildings under construction are capitalized as part of properties under development and buildings and improvements to the extent that such charges do not cause the carrying value of the asset to exceed its net realizable value. Capitalized interest was $10.9 million in 2001, $15.3 million in 2000 and $16.4 million in 1999. Capitalized real estate taxes were $2.3 million in 2001, $2.9 million in 2000 and $3.2 million in 1999.

     All initial buildings and improvements costs are depreciated over their remaining estimated useful lives of 5 to 35 years using the straight line method. Capital improvements, including carpet, appliances and HVAC unit replacements, subsequent to initial construction are depreciated over their expected useful lives of 3 to 15 years using the straight line method.

     Property operating and maintenance expenses included normal repairs and maintenance expenses which totaled $27.2 million in 2001, $27.6 million in 2000 and $24.5 million in 1999.

     Other Assets, Net. Other assets in our consolidated financial statements include deferred financing costs, non-real estate leasehold improvements and equipment, prepaid expenses and other miscellaneous receivables. Deferred financing costs are amortized over the terms of the related debt on the straight line method. Leasehold improvements and equipment are depreciated on the straight line method over the shorter of the expected useful lives or the lease terms which range from 3 to 10 years. Accumulated depreciation and amortization for such assets was $12.4 million in 2001 and $9.0 million in 2000.

     Interest Rate Swap Agreements. The differential to be paid or received on interest rate swap agreements is accrued as interest rates change and is recognized over the life of the agreements as an increase or decrease in interest expense. We do not use these instruments for trading or speculative purposes.

     Income Recognition. In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides guidance on revenue recognition as well as the presentation and disclosure of revenue in financial statements for all public companies. Our rental and other property income is recorded when due from residents and is recognized monthly as it is earned. Our apartment homes are rented to residents on lease terms generally ranging from six to thirteen months, with monthly payments due in advance. Interest, fee and asset management and all other sources of income are recognized as earned. We had been following the criteria set forth in SAB No. 101 to determine when revenue can be recognized, and therefore our adoption of SAB No. 101 during 2000 did not have a material impact on our financial statements.

     Rental Operations. We own and operate multifamily apartment homes that are rented to residents. Two of our properties are subject to rent control or rent stabilization. Operations of apartment properties acquired are recorded from the date of acquisition in accordance with the purchase method of accounting. In management's opinion, due to the number of residents, the type and diversity of submarkets in which the properties operate, and the collection terms, there is no concentration of credit risk.

     Reclassifications. Certain reclassifications have been made to amounts in prior year financial statements to conform with current year presentations.

     New Accounting Pronouncements. In June 1998, FASB issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. We have adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 did not have a material impact on our financial position, results of operations, or cash flows.

     In June 2001, FASB issued SFAS No. 141, "Business Combinations", which is effective for business combinations initiated after June 30, 2001. SFAS No. 141 requires all business combinations to be accounted for under the purchase method and that the pooling-of-interest method is no longer allowed. The adoption of SFAS No. 141 will not have a material effect on our financial position, results of operations, or cash flows.

     In June 2001, FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The adoption of SFAS No. 142 will not have a material impact on our financial position, results of operations, or cash flows.

     In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of SFAS No. 143 will not have a material impact on our financial position, results of operations or cash flows.

     In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long- Lived Assets", which is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS No. 144 will not have a material impact on our financial position, results of operations or cash flows.

3.   Income Taxes

     We have maintained and intend to maintain our election as a REIT under the Internal Revenue Code of 1986, as amended. As a result, we generally will not be subject to federal taxation to the extent we distribute 90% (95% in 2000 and
1999) of our REIT taxable income to our shareholders and satisfy certain other requirements. Accordingly, no provision for federal income taxes from REIT operations has been included in the accompanying consolidated financial statements. If we fail to qualify as a REIT in any taxable year, then we will be subject to federal income taxes at regular corporate rates, including any applicable alternative minimum tax. Taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to applicable federal, state and local income taxes.

     The following table reconciles net income to common shareholders to REIT taxable income for the years ended December 31, 2001, 2000 and 1999 (in 000's):

                                                                                   Year Ended December 31,
                                                                           ---------------------------------------
                                                                              2001           2000          1999
                                                                           -----------    ----------    ----------
Net income to common shareholders........................................   $   58,747     $  65,053     $  52,252
  Add: Net loss of taxable REIT subsidiaries included above..............       (3,525)
                                                                           -----------    ----------    ----------
Net income from REIT operations..........................................       62,272        65,053        52,252
  Add: Book depreciation and amortization................................      101,639        96,966        89,516
  Less: Tax depreciation and amortization................................      (81,167)      (77,284)      (71,379)
  Book/tax difference on gains/losses from capital transactions..........        5,374         7,254        (2,979)
  Other book/tax difference, net.........................................       (2,099)        3,030         6,969
                                                                           -----------    ----------    ----------
REIT taxable income......................................................       85,499        95,019        74,379
  Less: Dividends paid deduction.........................................     (102,757)      (96,198)      (94,925)
                                                                           -----------    ----------    ----------
Dividends paid in excess of taxable income ..............................   $  (17,258)    $  (1,179)    $ (20,546)
                                                                           ===========    ==========    ==========

     A schedule of per share distributions we paid and reported to our shareholders is set forth in the following tables:

                                                                                   Year Ended December 31,
                                                                             -----------------------------------
Common Share Distributions                                                     2001         2000          1999
--------------------------                                                   --------     ---------     --------
Ordinary income........................................................       $  2.31      $   1.71      $  2.08
20% Long-term capital gain.............................................          0.11          0.11
25% Sec. 1250 capital gain.............................................          0.02          0.43
                                                                             --------     ---------     --------
   Total...............................................................       $  2.44      $   2.25      $  2.08
                                                                             ========     =========     ========

Percentage of distributions representing tax preference items..............    10.773%       12.090%      12.187%


                                                                                   Year Ended December 31
                                                                             -----------------------------------
Preferred Share Dividends                                                      2001          2000         1999
-------------------------                                                    ---------     --------     --------
Ordinary income............................................................  $    1.24     $   1.71     $   2.25
20% Long-term capital gain.................................................       0.06         0.11
25% Sec. 1250 capital gain.................................................       0.01         0.43
                                                                             ---------     --------     --------
   Total...................................................................  $    1.31     $   2.25     $   2.25
                                                                             =========     ========     ========

4.   Earnings Per Share

     Basic earnings per share is computed using net income to common shareholders and the weighted average number of common shares outstanding. Diluted earnings per share reflects common shares issuable from the assumed conversion of common share options and awards granted, preferred shares, units convertible into common shares and convertible subordinated debentures. Only those items that have a dilutive impact on our basic earnings per share are included in diluted earnings per share. For the year ended December 31, 2001,
1.9 million units convertible into common shares were not included in the diluted earnings per share calculated as they were not dilutive.

     The following table presents information necessary to calculate basic and diluted earnings per share for the periods indicated:

(In thousands, except per share amounts).

                                                                               Year Ended December 31,
                                                                      ----------------------------------------
                                                                         2001            2000           1999
                                                                      ---------       ---------      ---------
BASIC EARNINGS PER SHARE
    Weighted average common shares outstanding.......................    39,796          38,112         41,236
                                                                      =========       =========      =========
        Basic earnings per share.....................................  $   1.48       $    1.71      $    1.27
                                                                      =========       =========      =========

DILUTED EARNINGS PER SHARE
    Weighted average common shares outstanding.......................    39,796          38,112         41,236
    Shares issuable from assumed conversion of:
        Common share options and awards granted......................     1,234             729            431
        Units convertible into common shares.........................       573           2,547          2,624
                                                                      ---------       ---------      ---------
    Weighted average common shares outstanding, as adjusted .........    41,603          41,388         44,291
                                                                      =========       =========      =========
        Diluted earnings per share...................................  $   1.41       $    1.63      $    1.23
                                                                      =========       =========      =========

EARNINGS FOR BASIC AND DILUTED COMPUTATION
   Net income........................................................  $ 61,292       $  74,424      $  61,623
   Less: preferred share dividends...................................     2,545           9,371          9,371
                                                                      ---------       ---------      ---------
   Net income to common shareholders (basic earnings per share
          computation)...............................................    58,747          65,053         52,252
   Income allocated to units convertible into common shares..........                     2,461          2,014
                                                                      ---------       ---------      ---------
   Net income to common shareholders, as adjusted (diluted
        earnings per share computation)..............................  $ 58,747       $  67,514      $  54,266
                                                                      =========       =========      =========

5.   Investment in Joint Ventures

     In June 1998, we completed a transaction in which Camden USA, Inc., one of our wholly owned subsidiaries, and TMT-Nevada, LLC, a wholly owned subsidiary of a private pension fund, formed Sierra- Nevada Multifamily Investments, LLC ("Sierra-Nevada"). We entered into this transaction to reduce our market risk in the Las Vegas area. In this transaction, we transferred to Sierra-Nevada 19 apartment communities containing 5,119 apartment homes for an aggregate of $248 million. At December 31, 2001, Sierra-Nevada owned 19 apartment communities with 4,919 apartment homes. TMT-Nevada holds an 80% interest in Sierra-Nevada and Camden USA holds the remaining 20% interest. This transaction was funded with capital invested by the members of Sierra-Nevada, the assumption of $9.9 million of existing nonrecourse indebtedness, the issuance of 17 nonrecourse cross collateralized and cross defaulted loans totaling $180 million and the issuance of two nonrecourse second lien mortgages totaling $7 million.

     In April 1998, we acquired, through one of our wholly owned subsidiaries, a 50% interest in Denver West Apartments, LLC, which owns Camden Denver West, a 321 apartment home community located in Denver, Colorado. The remaining 50% interest is owned by a private investor.

     In April 1997, we acquired, through our operating partnership, a 44% interest in Paradim, Inc. The remaining interest was held by unaffiliated private investors. During 2001, our investment in Paradim, Inc. was liquidated after all the assets, consisting of three apartment communities with 1,264 apartment homes were sold. Our portion of the gains recognized from these sales totaled $6.6 million and is included in "Equity in income of joint ventures."

     The joint ventures discussed above are all accounted for under the equity method. The joint ventures in which we have an interest have been funded with secured, non-recourse debt. We are not committed to any additional funding in relation to our joint ventures. See discussion of principles of consolidation in
Note 2 "Summary of Significant Accounting Policies."

6.   Investments in Third Party Development Properties

     Our construction division performs services for our internally developed construction pipeline, as well as provides services for other third party owners of multifamily, commercial and retail properties. In addition to providing construction services to third party multifamily owners, for selected properties in markets we are comfortable making investments in, we may provide financing for a portion of the project costs. In connection with this program, we have entered into agreements with unaffiliated third parties to develop, construct, and manage five multifamily projects containing a total of 1,667 apartment homes. We are providing financing for a portion of each project in the form of notes receivable which mature through 2005. These notes accrue interest at 10% annually and is being recognized as earned. These notes are secured by second liens on the assets and partial guarantees by the third party owners. We expect these notes to be repaid from operating cash flow or proceeds from the sale of the individual properties. At December 31, 2001 and 2000, these notes had principal balances totaling $70.0 million and $72.9 million, respectively. We anticipate funding an additional $10.0 million on these third party development properties during 2002.

     These projects are supported with adequate third party equity to allow us to earn fees for managing the development, construction and eventual operations of these properties. The related fees we earned for all projects totaled $2.2 million, $2.2 million and $1.7 million for the years ended December 31, 2001, 2000 and 1999, respectively. Two of the projects were completed and stabilized operations during 2001. The remaining three projects are all currently under construction, with one project in the lease-up phase. We expect that the remaining two projects will begin leasing during 2002.

     The following is a detail of our third party construction subject to notes receivable as of December 31, 2001:


                                             Number of    Budgeted/      Estimated/        Estimated/
                                             Apartment   Actual Cost     Actual Date     Actual Date of
Property and Location                          Homes     ($ millions)   of Completion     Stabilization
-----------------------------------------   -----------  ------------  ---------------  ----------------
Stabilized
Marina Pointe II
       Tampa, FL ........................           352   $        29         1Q01             3Q01
Creekside
       Denver, CO .......................           279            33         3Q01             3Q01
In lease-up
Ybor City
       Tampa, FL ........................           454            40         1Q02             4Q02
Under Construction
Little Italy
       San Diego, CA ....................           160            36         4Q02             3Q03
Otay Ranch
       San Diego, CA ....................           422            57         1Q03             4Q03
                                            -----------   -----------
Total Third Party Development ...........         1,667   $       195
                                            ============  ===========

     During 2001, we purchased one completed and stabilized third party development project and three projects which were in pre-development as they fit our diversification strategy. All net fees and interest previously recognized on the pre-development projects were reversed at time of purchase.

7.   Notes Payable

     The following is a summary of our indebtedness:

(In millions)

                                                                                               December 31,
                                                                                        -------------------------
                                                                                           2001          2000
                                                                                        -----------   -----------
Unsecured Line of Credit and Short Term Borrowings......................................  $   157.0     $   196.0

Senior Unsecured Notes
    6.63% - 6.75% Notes, due 2001.......................................................                    150.0
    7.03% Notes, due 2003...............................................................       50.0          50.0
    7.14% Notes, due 2004...............................................................      199.4         199.2
    7.11% - 7.28% Notes, due 2006.......................................................      174.2         124.3
    6.77% Notes, due 2010...............................................................       99.9
    7.69% Notes, due 2011...............................................................      149.4
                                                                                        -----------   -----------
                                                                                              672.9         523.5
Medium Term Notes
    6.68% - 6.74% Notes, due 2002.......................................................       34.5          34.5
    6.88% - 7.17% Notes, due 2004.......................................................       30.0          30.0
    7.63% Notes, due 2009...............................................................       15.0          15.0
    6.79% Notes, due 2010...............................................................       14.5
                                                                                          ---------     ---------
                                                                                               94.0          79.5
                                                                                          ---------     ---------
Total Unsecured Notes...................................................................      923.9         799.0

Secured Notes
    7.00% - 8.50% Conventional Mortgage Notes, due 2003 - 2009..........................      182.5         237.6
    3.29% - 7.29% Tax-exempt Mortgage Notes, due 2023-2031..............................      100.6         101.5
                                                                                          ---------     ---------
                                                                                              283.1         339.1
                                                                                          ---------     ---------
         Total notes payable............................................................  $ 1,207.0     $ 1,138.1
                                                                                          =========     =========
Floating rate debt included in unsecured line of credit (2.71% -2.75%)..................  $   157.0     $   196.0
Floating rate tax-exempt debt included in secured notes (3.29% - 3.35%) ................  $    62.0     $    62.6
Net book value of real estate assets subject to secured notes ..........................  $   440.3     $   577.6


     In August 2001, we amended our line of credit to increase total capacity by $20 million to $420 million and extended the maturity through August 2004. The scheduled interest rates are currently based on spreads over LIBOR or Prime. The scheduled interest rates are subject to change as our credit ratings change. Advances under the line of credit may be priced at the scheduled rates, or we may enter into bid rate loans with participating banks at rates below the scheduled rates. These bid rate loans have terms of six months or less and may not exceed the lesser of $200 million or the remaining amount available under the line of credit. The line of credit is subject to customary financial covenants and limitations. At year end, we were in compliance with all covenants and limitations.

     As of December 31, 2001, we had $263 million available under our unsecured line of credit. The weighted average balance outstanding on the unsecured lines of credit during the year ended December 31, 2001 was $152.8 million, with a maximum outstanding balance of $227.0 million.

     At December 31, 2001, the weighted average interest rate on floating rate debt was 2.89%.

     Scheduled principal repayments on all notes payable outstanding at December 31, 2001 over the next five years are $39.3 million in 2002, $87.3 million in 2003, $391.8 million in 2004, $61.4 million in 2005, $210.7 million in 2006 and
$416.5 million thereafter. Principal repayments during 2002 will be made using funds available under our unsecured line of credit.

     During January 2000, we combined our three outstanding shelf registrations into a single $750 million universal shelf registration, of which $435.5 million was available at December 31, 2001.

     The following table summarizes notes payable issued during 2001:

                                       Month of                    Coupon      Maturity      Interest
          Type and Amount              Issuance       Terms         Rate         Date          Paid         Proceeds
------------------------------------- ----------- -------------- ----------- ------------ -------------- --------------
$150.0 million senior unsecured notes   02/01     Interest only    7.625%      02/15/11    February 15   $148.3 million
                                                                                          and August 15
$50.0 million senior unsecured notes    02/01     Interest only    7.000%      02/15/06    February 15    $49.5 million
                                                                                          and August 15
$14.5 million medium-term notes         08/01     Interest only    6.790%      08/27/10    March 15 and   $14.4 million
                                                                                           September 15
$100.0 million senior unsecured notes   09/01     Interest only    6.750%      09/15/10    March 15 and   $99.2 million
                                                                                           September 15

     We may redeem the notes at any time at a redemption price equal to the principal amount and accrued interest, plus a make-whole provision. The notes are direct, senior unsecured obligations and rank equally with all other unsecured and unsubordinated indebtedness. We used the net proceeds to reduce indebtedness outstanding under our unsecured line of credit.

     During 2001, we paid off five secured notes totaling $50.7 million and $150 million in unsecured notes matured. The interest rates on the secured notes ranged from 7.5% to 8.63%, and rates on the unsecured notes were from 6.63% to 6.75%. We incurred prepayment penalties totaling $388,000 in connection with repayment of four of the secured notes. We repaid both the secured and unsecured notes using proceeds available under our unsecured line of credit. The secured notes were prepaid due to our ability to refinance them at significantly lower interest rates.

8.   Convertible Subordinated Debentures

     In April 1994, we issued $86.3 million aggregate principal amount of 7.33% Convertible Subordinated Debentures which matured on April 2001. The debentures were convertible at any time prior to maturity into our common shares. Prior to maturity, $86.2 million in principal amount of the debentures were converted into 3.6 million common shares. In addition, $3.2 million of unamortized debenture issue costs were reclassified into additional paid-in-capital.

9.   Incentive and Benefit Plans

     We have elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issuedto Employees ("APB No. 25") and related interpretations in accounting for our share-based compensation. Under APB No. 25, since the exercise price of share options equals the market price of our shares at the date of grant, no compensation expense is recorded. Restricted shares are recorded to compensation expense over the vesting periods based on the market value on the date of grant, and no compensation expense is recorded for our Employee Stock Purchase Plan ("ESPP"), since the ESPP is considered non-compensatory. We have adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock- Based Compensation.

     Incentive Plan. We have a non-compensatory option plan which was amended in 2000 by our shareholders and trust managers. This amendment resulted in an increase in the maximum number of common shares available for issuance under the plan to 10% of the common shares outstanding at any time plus the number of common shares, if any, held as treasury shares, plus the number of common shares reserved for issuance upon the conversion of securities convertible into or exchangeable for common shares. Compensation awards that can be granted under the plan include various forms of incentive awards including incentive share options, non-qualified share options and restricted shares. The class of eligible persons that can receive grants of incentive awards under the plan consists of non-employee trust managers, key employees, consultants, and directors of subsidiaries as determined by the compensation committee of our Board of Trust Managers. No incentive awards may be granted under this plan after May 27, 2003.

     Following is a summary of the activity of the plan for the three years ended December 31, 2001:

                                           Shares
                                        Available for
                                          Issuance                     Options and Restricted Shares
                                        ------------- -------------------------------------------------------------------
                                                                 Weighted               Weighted                Weighted
                                                                  Average                Average                 Average
                                             2001        2001   2001 Price     2000    2000 Price      1999    1999 Price
                                        ------------- --------- ----------   --------- -----------  ---------- ----------
Balance at January 1....................   1,474,723  3,351,704 $   28.30    3,311,705  $   27.50    2,838,499 $   28.03
Current Year Share Adjustment (a).......     (47,226)

Options
    Granted.............................                                         5,250      25.88      603,072     24.88
    Exercised...........................               (204,846)    29.65     (147,589)     29.22      (79,650)    22.67
    Forfeited ..........................      14,487    (14,487)    26.11      (36,083)     27.09     (139,768)    27.38
                                        ------------ ----------              ---------              ----------
        Net Options.....................      14,487   (219,333)              (178,422)                383,654
                                        ------------ ----------              ---------              ----------

Restricted Shares
    Granted.............................    (179,560)   179,560     32.06      260,114      26.91      142,826     25.31
    Forfeited...........................                (19,115)    28.48      (41,693)     27.24      (53,274)    27.01
                                        ------------ ----------              ---------              ----------
        Net Restricted Shares...........    (179,590)   160,445                218,421                  89,552
                                        ------------ ----------              ---------              ----------

Balance at December 31..................   1,262,424  3,292,816 $   29.21    3,351,704  $   28.30    3,311,705 $   27.50
                                        ============ ========== =========    ========= ==========   ========== =========

Exercisable options at December 31......              1,991,231 $   30.50      889,654  $   28.78    1,056,076 $   27.86
Vested restricted shares at December 31.                756,661 $   26.79      655,504  $   25.56      343,702 $   25.93


(a) Current year share adjustment reflects repurchase of preferred shares, net of new shares issued.

     Options are exercisable, subject to the terms and conditions of the plan, in increments of 33.33% per year on each of the first three anniversaries of the date of grant. The plan provides that the exercise price of an option will be determined by the compensation committee of the Board on the day of grant and to date all options have been granted at an exercise price which equals the fair market value on the date of grant. Options exercised during 2001 were exercised at prices ranging from $22 to $33.25 per share. At December 31, 2001, options outstanding were at exercise prices ranging from $22 to $33.25 per share. Such options have a weighted average remaining contractual life of six years.

     In 1998, in connection with the merger with Oasis, we assumed the Oasis stock incentive plans. We converted all unexercised Oasis stock options issued under the former Oasis stock incentive plans into options to purchase Camden common shares. The options are exercisable at prices ranging from $28.66 to $33.76. All of the Oasis options became fully vested upon conversion, and have a weighted average remaining contractual life of four years. As of December 31, 2001, there were 543,451 Oasis options outstanding, which are exercisable at prices ranging from $28.66 to $33.76 per share.

     The fair value of each option grant was estimated on the date of grant utilizing the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2000 and 1999, respectively: risk-free interest rates of 6.6% and 4.9%, expected life of ten years, dividend yield of 6.7% and 7.6%, and expected share volatility of 13.4% and 13.7%. The weighted average fair value of options granted in 2000 and 1999, respectively, was $2.54 and $0.91 per share. There were no options granted in 2001.

     Restricted shares have vesting periods of up to ten years. The compensation cost for restricted shares has been recognized at the fair market value of our shares. During 2000, we accelerated vesting of 180,634 restricted shares, which had a weighted average price of $27.74, in connection with the successful implementation of our land development strategy.

     Employee Stock Purchase Plan. In July 1997, we established and commenced an ESPP for all active employees, officers, and trust managers who have completed one year of continuous service. Participants may elect to purchase Camden common shares through payroll or director fee deductions and/or through quarterly contributions. At the end of each six-month offering period, each participant's account balance is applied to acquire common shares on the open market at 85% of the market value, as defined, on the first or last day of the offering period, whichever price is lower. Effective for the 2000 plan year, each participant must hold the shares purchased for nine months in order to receive the discount. A participant may not purchase more than $25,000 in value of shares during any plan year, as defined. No compensation expense was recognized for the difference in price paid by employees and the fair market value of our shares at the date of purchase. There were 28,747, 35,900 and 98,456 shares purchased under the ESPP during 2001, 2000 and 1999, respectively. The weighted average fair value of ESPP shares purchased in 2001, 2000, and 1999 was $35.80, $28.67 and $27.42
per share, respectively. On January 10, 2002, 7,670 shares were purchased under the ESPP related to the 2001 plan year.

     If we applied the recognition provisions of SFAS No. 123 to our option grants and ESPP, our net income to common shareholders and related basic and diluted earnings per share would be as follows (in thousands, except per share amounts):

                                                   Year Ended December 31,
                                              ----------------------------------
                                                2001         2000        1999
                                              ----------  ----------  ----------
Net income to common shareholders.............$ 58,310    $  64,317   $  51,076
Basic earnings per share......................$   1.47    $    1.69   $    1.24
Diluted earnings per share....................$   1.40    $    1.62   $    1.20

     The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

     Rabbi Trust. In February 1997, we established a rabbi trust in which salary and bonus amounts awarded to certain officers under the share incentive plan and restricted shares awarded to certain officers and trust managers may be deposited. We account for the rabbi trust similar to a compensatory stock option plan. At December 31, 2001, approximately 1,041,824 restricted shares were held in the rabbi trust. At December 31, 2001 and 2000, $3.9 million and $2.7 million, respectively, was due to us under this plan, and is included in "Accounts receivable-affiliates" in our consolidated financial statements.

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

10.  Securities Repurchase Program

     In 1998, we began repurchasing our securities under a program approved by our Board of Trust Managers. The plan allows us to repurchase or redeem up to $200 million of our securities through open market purchases and private transactions. Management consummates these repurchases and redemptions at the time when they believe that we can reinvest available cash flow into our own securities at yields which exceed those currently available on direct real estate investments. These repurchases were made and we expect that future repurchases, if any, will be made without incurring additional debt and, in management's opinion, without reducing our financial flexibility. At December 31, 2001, we had repurchased approximately 6.9 million common shares and redeemed approximately 106,000 units convertible into common shares at a total cost of $180.9 million. No common shares or units convertible into common shares were repurchased during 2001.

11.  Convertible Preferred Shares

     The 4,165,000 Series A preferred shares paid a cumulative dividend quarterly in arrears in an amount equal to $2.25 per share per annum. The preferred shares generally had no voting rights and had a liquidation preference of $25 per share plus accrued and unpaid distributions. The preferred shares were convertible at the option of the holder at any time into common shares at a conversion price of $32.4638 per common share (equivalent to a conversion rate of 0.7701 per common share for each preferred share), subject to adjustment in certain circumstances. The preferred shares were not redeemable prior to April 30, 2001.

     In April 2001, we announced that our issued and outstanding Series A preferred shares would be redeemed effective April 30, 2001 at a redemption price of $25.00 per share plus an amount equal to all accumulated, accrued and unpaid dividends as of April 30, 2001. Prior to redemption, 3.1 million preferred shares were converted into 2.4 million common shares. The remaining preferred shares were redeemed for an aggregate of $27.1 million, including unpaid dividends, using funds available under our unsecured line of credit.

12.  Technology Investments

     During 2000, our Board of Trust Managers authorized us to invest in non-real estate initiatives, including investments in e-commerce initiatives with other multi-family real estate owners. These investments were made in companies that provide our residents with a broad range of real estate technology services including high-speed data services, online owner-renter matching services, and resident portals. These portals provide our residents with a variety of online services, including online maintenance requests, which we believe will improve their overall living experience. Additionally, we have invested in companies that we believe will improve the efficiency of our internal operations through revenue management, credit scoring and purchasing.

     During 2001, management determined that the current capital markets for technology companies and the expected future cash flows from these investments made it difficult to support the carrying values of our technology investments. Therefore, during the year we recorded an impairment provision totaling $9.9 million, which represented our remaining carrying value at time of write-off of all technology initiatives. The write-off included $3.8 million in notes receivable. Our investments in technology investments had been recorded in "Other assets, net" during 2001. We will continue to use the technology provided by these companies to deliver services to our residents, which we believe achieve our goal of providing a quality living experience. Additionally, a number of these initiatives have been, or are in the process of being, implemented which management believes should result in improved operational efficiency.

13.  Townhome Sales

     During 2001, we completed construction of 17 for-sale townhomes in the downtown Dallas area at a total cost of approximately $5.5 million. During 2001, we sold five units at a total sales price of approximately $1.6 million. The proceeds received from these townhome sales are included in other income in our consolidated financial statements. Other expenses in our consolidated financial statements represents the construction costs associated with the townhomes sold during the quarter.

14.  Related Party Transactions

     Two of our executive officers have loans totaling $1.8 million with one of our taxable-REIT subsidiaries. The executives utilized amounts received from these loans to purchase our common shares in 1994. The loans mature in February 2004 and bear interest at the fixed rate of 5.23%. These loans are full recourse obligations of the officers and do not require any prepayments of principal until maturity.

     We perform property management services for properties owned by joint ventures in which we own an interest. Management fees earned on these properties amounted to $900,000, $944,000, and $845,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

     In connection with the Oasis merger, we entered into consulting agreements with two former Oasis executives, one of whom currently serves as a trust manager, to locate potential investment opportunities in California. We paid consulting fees totaling $389,000 to these executives in 1999. No fees were paid during 2001 or 2000.

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

     Beginning in 2000, we invested approximately $1.4 million into BroadBand Residential Inc., a multi-unit owner-sponsored broadband company providing high-speed data services to multi-family residents, and invested approximately $2.1 million in Viva Group, Inc., an internet based company that provides online owner-renter matching services for the multi-family housing industry. One of our trust managers is a director, executive officer and significant shareholder of Viva. In connection with our investment in BroadBand Residential, we had the right to designate one member of its board of directors. We appointed one of our executive officers to fill that position and represent our interest. As described in Note 12, during 2001, we recorded an impairment charge for all technology investments, including our investment in Viva and BroadBand Residential. Additionally, during 2001 BroadBand Residential discontinued operations.

15.   Fair Value of Financial Instruments

     SFAS No.  107  requires  disclosure  about  fair  value  for all  financial instruments, whether or not recognized, for financial statement purposes. Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2001 and 2000. Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we could obtain on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     As of December 31, 2001 and 2000, management estimates that the fair value of (i) cash and cash equivalents, accounts receivable, notes receivable, accounts payable, accrued expenses and other liabilities and distributions payable are carried at amounts which reasonably approximate their fair value; and (ii) based upon our borrowing rate for issuances of debt with similar terms and remaining maturities, the carrying amount of our fixed rate debt approximates fair value.

16.   Net Change in Operating Accounts

     The effect of changes in the operating accounts on cash flows from operating activities is as follows:

 (In thousands)
                                                    Year Ended December 31,
                                                ------------------------------
                                                   2001       2000      1999
                                                ---------  ---------  --------
 Decrease (increase) in assets:
   Accounts receivable - affiliates.............$    (839) $    (65)  $ (1,085)
   Other assets, net ...........................   (5,503)     (950)        38
   Restricted cash..............................    1,318       237       (426)

Increase (decrease) in liabilities:
   Accounts payable ............................     (255)   (6,999)    (3,768)
   Accrued real estate taxes ...................    2,012     3,526      3,011
   Accrued expenses and other liabilities ......   19,689    12,797     13,266
                                                ---------  --------  ---------
           Change in operating accounts ........$  16,422  $  8,546  $  11,036
                                                =========  ========  =========

17.   Commitments and Contingencies

     Construction Contracts. As of December 31, 2001, we were obligated for approximately $85.8 million of additional expenditures (a substantial amount of which we expect to be funded with debt).

     Lease Commitments. At December 31, 2001, we had long-term operating leases covering certain land, office facilities and equipment. Rental expense totaled $1.9 million in 2001, $1.6 million in 2000 and $1.7 million in 1999. Minimum annual rental commitments for the years ending December 31, 2002 through 2006 are $1.8 million, $1.7 million, $1.4 million, $1.4 million and $1.1 million, respectively, and $6.9 million in the aggregate thereafter.

     Technology Investments. We have commitments to invest an additional $2.6 million with a consortium of real estate and technology companies which intended to pursue a broad range of real estate technology initiatives. Based on our discussion with consortium members, it is not likely that any additional investments will be made.

     Employment Agreements. We have employment agreements with six of our senior officers, the terms of which expire at various times through August 20, 2003. Such agreements provide for minimum salary levels as well as various incentive compensation arrangements, which are payable based on the attainment of specific goals. The agreements also provide for severance payments in the event certain situations occur such as termination without cause or a change of control. The severance payments vary based on the officer's position and amount to one times the current salary base for four of the officers and 2.99 times the average annual compensation over the previous three fiscal years for the two remaining officers. Six months prior to expiration, unless notification of termination is given by the senior officers, these agreements extend for one year from the date of expiration.

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

     In the ordinary course of our business, we issue letters of intent indicating a willingness to negotiate for the purchase or sale of multifamily properties or development land. In accordance with local real estate market practice, such letters of intent are non-binding, and neither party to the letter of intent is obligated to pursue negotiations unless and until a definitive contract is entered into by the parties. Even if definitive contracts are entered into, the letters of intent and resulting contracts contemplate that such contracts will provide the purchaser with time to evaluate the properties and conduct due diligence and during which periods the purchaser will have the ability to terminate the contracts without penalty or forfeiture of any deposit or earnest money. There can be no assurance that definitive contracts will be entered into with respect to any properties covered by letters of intent or that we will acquire or sell any property as to which we may have entered into a definitive contract. Further, due diligence periods are frequently extended as needed. An acquisition or sale becomes probable at the time that the due diligence period expires and the definitive contract has not been terminated. We are then at risk under an acquisition contract, but only to the extent of any earnest money deposits associated with the contract, and are obligated to sell under a sales contract.

     We are currently in the due diligence period for the purchase of land for development. No assurance can be made that we will be able to complete the negotiations or become satisfied with the outcome of the due diligence.

18.   Quarterly Financial Data (unaudited)

     Summarized quarterly financial data for the years ended December 31, 2001 and 2000 are as follows:

(In thousands, except per share amounts)

                                                 First           Second       Third          Fourth        Total
                                               ---------       ----------   ---------     -----------    ----------
2001:
   Revenues....................................$ 105,354        $ 104,560   $ 112,218       $ 106,083    $  428,215
   Net income to common shareholders...........   16,201*          16,934**    18,096           7,516        58,747
   Basic earnings per share....................     0.43*            0.43**      0.44            0.18          1.48
   Diluted earnings per share..................     0.41*            0.40**      0.42            0.18          1.41

2000:
   Revenues....................................$  98,714        $ 101,327   $ 102,395       $ 101,103    $  403,539
   Net income to common shareholders...........   12,676***        10,594      28,203****      13,580        65,053
   Basic earnings per share....................     0.33***          0.28        0.74****        0.36          1.71
   Diluted earnings per share..................     0.31***          0.27        0.72****        0.33          1.63


* Includes a $1,716, or $0.05 basic and $0.04 diluted earnings per share, impact related to the gain on sale of land.
** Includes a $656, or $0.02 basic and $0.01 diluted earnings per share, impact related to the gain on sale of land.
*** Includes a $1,933, or $0.05 basic and diluted earnings per share, impact related to the gain on sale of land.
**** Includes a $16,440, or $0.43 basic and $0.37 diluted earnings per share, impact related to the gain on sale of properties.

19.   Price Range of Common Shares (unaudited)

     The high and low sales prices per share of our common shares, as reported on the New York Stock Exchange composite tape, and distributions per share declared for the quarters indicated were as follows:


                                      High              Low       Distributions
                                ----------------  --------------- --------------
2001:
   First ......................   $ 33.29          $ 31.07          $    0.61
   Second .....................     36.70            32.72               0.61
   Third ......................     39.32            35.92               0.61
   Fourth .....................     37.51            34.32               0.61

2000:
   First ......................   $ 27.38          $ 25.88          $  0.5625
   Second .....................     30.75            27.06             0.5625
   Third ......................     32.00            29.44             0.5625
   Fourth .....................     33.81            28.50             0.5625

                              CAMDEN PROPERTY TRUST
           COMPARATIVE SUMMARY OF SELECTED FINANCIAL AND PROPERTY DATA

(In thousands, except per share amounts)


                                                                                   Year Ended December 31,
                                                           -----------------------------------------------------------------------
                                                               2001           2000           1999          1998*         1997**
                                                           ------------   ------------   ------------   -----------    -----------
Operating Data
Revenues:
    Rental income ......................................... $   374,187    $   364,111   $    341,168   $   300,632    $   187,928
    Other property income .................................      29,433         27,030         22,148        18,093          9,446
                                                           ------------   ------------   ------------   -----------    -----------
      Total property income ...............................     403,620        391,141        363,316       318,725        197,374
    Equity in income of joint ventures ....................       8,527            765            683         1,312          1,141
    Fee and asset management ..............................       6,951          5,810          5,373         1,552            743
    Other income ..........................................       9,117          5,823          1,924         2,250            531
                                                           ------------   ------------   ------------   -----------    -----------
      Total revenues ......................................     428,215        403,539        371,296       323,839        199,789
                                                           ------------   ------------   ------------   -----------    -----------

Expenses
    Property operating and maintenance ....................     115,572        112,727        107,972        97,137         70,679
    Real estate taxes .....................................      40,717         39,054         36,410        31,469         21,028
    General and administrative ............................      13,743         14,349         10,606         7,998          4,389
    Impairment provision for technology investments .......       9,864
    Other Expenses ........................................       1,511
    Interest .............................................       69,841         69,036         57,856        50,467         28,537
    Depreciation and amortization..........................     101,660         96,966         89,516        78,113         44,836
                                                           ------------   ------------   ------------   -----------    -----------
      Total expenses.......................................     352,908        332,132        302,360       265,184        169,469
                                                           ------------   ------------   ------------   -----------    -----------

Income before gain on sales of properties and joint
   venture interests, minority interest and
extraordinary charge.......................................      75,307         71,407         68,936        58,655         30,320
Gain on sales of properties and joint venture interests ...       2,372         18,323          2,979                       10,170
Income allocated to minority interests
   Distributions on units convertible into perpetual
      preferred shares.....................................     (12,872)       (12,845)        (8,278)
   Income allocated to units convertible into common shares      (3,127)        (2,461)        (2,014)       (1,322)        (1,655)
                                                           ------------   ------------   ------------   -----------    -----------
Income before extraordinary charge.........................      61,680         74,424         61,623        57,333         38,835
Extraordinary charge (early retirement of debt)............        (388)                                                      (397)
                                                           ------------   ------------   ------------   -----------    -----------
Net income ................................................      61,292         74,424         61,623        57,333         38,438
Preferred share dividends .................................      (2,545)        (9,371)        (9,371)       (9,371)
                                                           ------------   ------------   ------------    ----------    -----------
Net income to common shareholders ......................... $    58,747    $    65,053   $     52,252   $    47,962    $    38,438
                                                           ============   ============   ============   ===========    ===========

Basic earnings per share before extraordinary charge....... $      1.49    $      1.71   $       1.27   $      1.16    $      1.48
Basic earnings per share ..................................        1.48           1.71           1.27          1.16           1.46
Diluted earnings per share before extraordinary charge.....        1.42           1.63           1.23          1.12           1.43
Diluted earnings per share ................................        1.41           1.63           1.23          1.12           1.41
Distributions per common share ............................ $      2.44    $      2.25   $       2.08   $      2.02    $      1.96
Weighted average number of common shares outstanding             39,796         38,112         41,236        41,174         26,257
Weighted average number of common and common
     dilutive equivalent shares outstanding ...............      41,603         41,388         44,291        44,183         28,356


                              CAMDEN PROPERTY TRUST
     COMPARATIVE SUMMARY OF SELECTED FINANCIAL AND PROPERTY DATA (CONTINUED)

(In thousands, except property data amounts)


                                                                                     Year Ended December 31,
                                                               --------------------------------------------------------------------
                                                                    2001          2000         1999          1998*         1997**
                                                               ------------  -----------  ------------  ------------   ------------
Balance Sheet Data (at end of year)
Real estate assets............................................ $  2,823,530  $ 2,719,234  $  2,678,034  $ 2,487,942    $ 1,397,138
Accumulated depreciation......................................     (422,154)    (326,723)     (253,545)     (167,560)      (94,665)
Total assets..................................................    2,449,665    2,430,881     2,487,932     2,347,982     1,323,620
Notes payable ................................................    1,207,047    1,138,117     1,165,090     1,002,568       480,754
Minority interests............................................      206,079      210,377       196,852        71,783        63,325
Convertible subordinated debentures...........................                     1,950         3,406         3,576         6,025
Shareholders' Equity..........................................      918,251      974,183     1,016,675     1,170,388       710,564

Common shares outstanding ....................................       40,799       38,129        39,093        43,825        31,694

Other Data
Cash flows provided by (used in):
     Operating activities .................................... $    198,213  $   166,436  $    164,021  $    138,419   $    65,974
     Investing activities ....................................     (119,627)     (15,751)     (220,571)      (55,013)      (73,709)
     Financing activities ....................................      (77,897)    (151,266)       56,420)      (84,227)       11,837
Funds from operations***                                            157,840      156,274       152,369       137,996        75,753

Property Data
Number of operating properties (at end of year)...............          145          145           153           149           100
Number of operating apartment homes (at end of year)..........       51,345       51,336        53,311        51,310        34,669
Number of operating apartment homes (weighted average) .......       45,488       46,501        45,606        42,411        29,280
Weighted average monthly total property
   income per apartment home.................................. $        739  $       701  $        664  $        626   $       562
Properties under development (at end of period)...............            2            3             6            14             6


*    Effective April 1, 1998 we acquired Oasis Residential, Inc.
**   Effective April 1, 1997 we acquired Paragon Group, Inc.
*** Management considers FFO to be an appropriate measure of the performance of an equity REIT. The National Association of Real Estate Investment Trusts ("NAREIT") currently defines FFO as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. In addition, extraordinary or unusual items, along with significant non-recurring events that materially distort the comparative measure of FFO are typically disregarded in its calculation. Our definition of diluted FFO also assumes conversion at the beginning of the period of all convertible securities, including minority interests, which are convertible into common equity. We believe that in order to facilitate a clear understanding of our consolidated historical operating results, FFO should be examined in conjunction with net income as presented in the consolidated financial statements and data included elsewhere in this report. FFO is not defined by generally accepted accounting principles. FFO should not be considered as an alternative to net income as an indication of our operating performance or to net cash provided by operating activities as a measure of our liquidity. Further, FFO as disclosed by other REIT's may not be comparable to our calculation.