Form 10-K, Exhibit 13
period 2002-12-31
CAMDEN PROPERTY TRUST
filed 2003-03-27
CIK 906345

EXHIBIT 13.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

        The following discussion should be read in conjunction with all of the financial statements and notes appearing elsewhere in this report. Historical results and trends which might appear should not be taken as being indicative of future operations.

        We have made statements in this report that are “forward-looking” in that they do not discuss historical fact, but instead note future expectations, projections, intentions or other items relating to the future. You should not rely on these forward-looking statements as they are subject to known and unknown risks, uncertainties and other factors that may cause our actual results or performance to differ materially from those included in the forward-looking statements. Many of those factors are noted in conjunction with the forward-looking statements in the text. Other important factors that could cause actual results to differ include:

o	the results of our efforts to implement our property development, construction and acquisition strategies;
o	the effects of economic conditions, including rising interest rates;
o	our ability to generate sufficient cash flows;
o	the failure to qualify as a real estate investment trust;
o	the costs of our capital and debt;
o	changes in our capital requirements;
o	the actions of our competitors and our ability to respond to those actions;
o	changes in governmental regulations, tax rates and similar matters; and
o	environmental uncertainties and disasters.

        Do not rely on these forward-looking statements, which only represent our estimates and assumptions as of the date of this report. We assume no obligation to update or revise any forward-looking statement.

Business

        Camden Property Trust is a real estate investment trust (“REIT”) and, with our subsidiaries, reports as a single business segment with activities related to the ownership, development, construction and management of multifamily apartment communities. As of December 31, 2002, we owned interests in, operated or were developing 147 multifamily properties containing 52,274 apartment homes located in nine states. Our properties, excluding properties in lease-up and under development, had a weighted average occupancy rate of 92.2% for the year ended December 31, 2002. This represents the average occupancy for all our properties in 2002 weighted by the number of apartment homes in each property. Weighted average occupancy was 94.2% for the year ended December 31, 2001. Two of our newly developed multifamily apartment properties containing 718 apartment homes were in lease-up at year end. Four of our multifamily properties containing 1,484 apartment homes were under development at December 31, 2002. Additionally, we have several sites which we intend to develop into multifamily apartment communities.

Property Update

        During 2002, stabilization was achieved at three communities totaling 1,201 apartment homes as follows: Camden Farmers Market in Dallas, which completed construction of 620 apartment homes during the second quarter of 2001 and Camden Crown Valley, which completed construction of 380 apartment homes during the third quarter of 2001. Additionally, we stabilized 201 newly constructed apartment homes at Camden Miramar, an existing operating property located in Corpus Christi, Texas. We consider a property stabilized once it reaches 90% occupancy, or generally one year from opening the leasing office, with some allowances for larger than average properties.

        During 2002, we completed the construction of Camden Vineyards, a 264-unit property located in Murrieta, California, which we expect will stabilize operations during the second quarter of 2003. Additionally, we continued construction at Camden Harbor View, a 538-unit property located in Long Beach, California, and began construction at Camden Oak Crest, a 364-unit property located in Houston, Texas. We expect these two construction properties to be completed in 2003 and stabilize operations in 2004.

        As of December 31, 2002, we had operating properties in 16 markets. No one market contributed more than 15% of our net operating income for the year then ended. Currently, Houston, Las Vegas and Dallas contribute 15.0%, 14.1% and 13.9% of our net operating income, respectively. We intend to continue rebalancing our portfolio with the goal of limiting any one market to 12% of net operating income. We also seek to selectively dispose of assets that management believes are highly capital intensive, have a lower projected net operating income growth rate than the overall portfolio, or no longer conform to our operating and investment strategies. In connection with this rebalancing strategy, during 2002, we acquired six communities with 1,972 apartment homes for an aggregate of $203.9 million and disposed of five wholly owned communities with 2,110 apartment homes for an aggregate of $123.8 million. One community with 300 apartment homes which was held through a joint venture was also sold during 2002. A summary of our 2002 acquisitions and dispositions is as follows:

Acquisitions

Property and Location	Number of Apartment Homes	Date of Acquisition	Status as of December 31, 2002	Year Built

Camden Bay, Phase II
Tampa, FL	352	2Q02	Stabilized	2001
Camden San Paloma
Phoenix, AZ	324	2Q02	Stabilized	1993/1994
Camden Providence Lakes
Tampa, FL	260	4Q02	Stabilized	1996
Camden Ybor City
Tampa, FL	454	2Q02	In lease-up	2002
Camden Tuscany
San Diego, CA	160	4Q02	Under construction	2003
Camden Sierra at Otay Ranch
San Diego, CA	422	4Q02	Under construction	2003

Total apartment homes acquired	1,972

Dispositions

Property and Location	Number of Apartment Homes	Date of Disposition	Year Built

Oasis Plaza (a)
Las Vegas, NV	300	1Q02	1976
Camden Bluffs
Reno, NV	450	4Q02	1997
Camden Harbor
Las Vegas, NV	336	4Q02	1996
Camden Chasewood
Houston, TX	282	4Q02	1978
Camden Wallingford
Houston, TX	462	4Q02	1980
Camden Waterford
Corpus Christi, TX	580	4Q02	1976/1980

Total apartment homes sold	2,410

(a)	Oasis Plaza was held through one of our joint ventures. Our portion of the results of operations and the gain from this disposition is included in "Equity in income of joint ventures" in our consolidated statements of operations

        Camden Bluffs and Camden Harbor were sold along with two adjacent undeveloped land parcels to an unaffiliated third party. The net proceeds from this sale totaled $69.7 million and were used to reduce indebtedness outstanding under our unsecured line of credit. The gain from the sale of these assets totaled $18,000. We will continue to manage these two properties and have provided $15.6 million in second lien financing to the third party owner which is included in “Notes receivable – other” in our consolidated balance sheets. Due to our continuing involvement in the operations of these two properties through ongoing management agreements, the historical operating results and gain on sale of these properties are reported in continuing operations.

        Camden Chasewood, Camden Wallingford and Camden Waterford were sold to an unaffiliated third party. The net proceeds from this sale totaled $51.8 million. The gain recognized from the sale of these communities totaled $29.2 million. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the operating results and gain on sale of these properties have been included in discontinued operations in our statements of operations for all periods presented.

        In addition to our property acquisitions, during 2002, we acquired approximately 64.6 acres of undeveloped land in Northern Virginia, California and Texas for an aggregate of $38.4 million. We intend to develop up to 1,025 apartment homes on these parcels beginning in 2003.

        Our multifamily property portfolio, excluding land we hold for future development and joint venture properties we do not manage, at December 31, 2002, 2001 and 2000 is summarized as follows:

	2002		2001		2000

	Apartment Homes	Properties	Apartment Homes	Properties	Apartment Homes	Properties

Operating Properties
West Region
Las Vegas, Nevada (a)	10,017	35	10,653	37	10,653	37
Denver, Colorado (a)	2,529	8	2,529	8	2,529	8
Phoenix, Arizona	2,433	8	2,109	7	1,837	6
Southern California	1,917	5	1,653	4	1,272	3
Tucson, Arizona	821	2	821	2	821	2
Reno, Nevada	--	--	450	1	450	1
Central Region
Dallas, Texas (b)	8,359	23	8,359	23	8,447	23
Houston, Texas	6,446	14	7,190	16	7,190	16
St. Louis, Missouri	2,123	6	2,123	6	2,123	6
Austin, Texas	1,745	6	1,745	6	1,745	6
Corpus Christi, Texas	1,284	3	1,663	4	1,663	4
Kansas City, Missouri	596	1	596	1	596	1
East Region
Tampa, Florida	6,089	13	5,023	11	5,023	11
Orlando, Florida	2,804	6	2,804	6	2,804	6
Charlotte, North Carolina (b)	1,659	6	1,659	6	1,879	7
Louisville, Kentucky	1,448	5	1,448	5	1,448	5
Greensboro, North Carolina (b)	520	2	520	2	856	3

Total Operating Properties	50,790	143	51,345	145	51,336	145

Properties Under Development
West Region
Southern California	1,120	3	802	2	918	2
Central Region
Houston, Texas	364	1
Dallas, Texas					620	1

Total Properties Under Development	1,484	4	802	2	1,538	3

Total Properties	52,274	147	52,147	147	52,874	148

Less: Joint Venture Properties (a) (b)	4,939	19	5,239	20	6,503	23

Total Properties Owned 100%	47,335	128	46,908	127	46,371	125

(a)	Includes properties held in joint ventures as follows: one property with 320 apartment homes in Colorado in which we own a 50% interest, the remaining interest is owned by an unaffiliated private investor; and 18 properties with 4,619 apartment homes (19 properties and 4,919 apartment homes at December 31, 2001 and 2000) in Las Vegas in which we own a 20% interest, the remaining interest is owned by an unaffiliated private investor.
(b)	In addition to the properties listed in footnote (a), the December 31, 2000 balances included properties held in joint ventures as follows: one property with 708 apartment homes in Dallas and two properties with 556 apartment homes in North Carolina in which we owned a 44% interest, the remaining interest was owned by unaffiliated private investors.

At December 31, 2002, we had two completed properties in lease-up as follows:

Property and Location	Number of Apartment Homes	% Leased at 3/01/03	Date of Completion	Estimated Date of Stabilization

Camden Ybor City
Tampa, FL	454	82%	1Q02	2Q03
Camden Vineyards
Murrieta, CA	264	84%	4Q02	2Q03
At December 31, 2002, we had four development properties in various stages of construction as follows: ($ in millions)
Property and Location	Number of Apartment Homes	Estimated Cost	Cost Incurred At 12/31/02	Estimated Date of Completion	Estimated Date of Stabilization

In Lease-Up
Camden Oak Crest
Houston, TX	364	$24.4	$19.3	3Q03	2Q04
Camden Sierra at Otay Ranch
San Diego, CA	422	60.0	56.7	1Q03	1Q04

Under Construction
Camden Tuscany
San Diego, CA	160	39.0	32.7	2Q03	3Q03
Camden Harbor View
Long Beach, CA	538	127.0	102.2	3Q03	4Q04

Total development properties	1,484	$250.4	$210.9

        Where possible, we stage our construction to allow leasing and occupancy during the construction period which we believe minimizes the duration of the lease-up period following completion of construction. Our accounting policy related to properties in the development and leasing phase is that all operating expenses, excluding depreciation, associated with occupied apartment homes are expensed against revenues generated by those apartment homes. All construction and carrying costs are capitalized and reported on the balance sheet in “Properties under development, including land” until individual buildings are substantially completed. Carrying charges are principally interest and real estate taxes which are capitalized as part of properties under development. Upon substantial completion of each building, the total cost of that building and the associated land is transferred to “Buildings and improvements” and “Land”, respectively and the assets are depreciated over their estimated useful lives using the straight-line method of depreciation. Upon substantial completion, all apartment homes are considered operating and we begin expensing all items that were previously considered carrying costs.

        If an event or change in circumstance indicates a potential impairment in the value of a property has occurred, our policy is to assess any potential impairment by making a comparison of the current and projected operating cash flows for such property over its remaining useful life, on an undiscounted basis, to the carrying amount of the property. If such carrying amounts were in excess of the estimated projected operating cash flows of the property, we would recognize an impairment loss equivalent to an amount required to adjust the carrying amount to its estimated fair market value.

        Our consolidated financial statements at December 31, 2002 included $285.6 million related to properties under development, including land. Of this amount, $156.8 million relates to our four development projects currently under construction. Additionally, we have $128.8 million invested in land held for future development. Included in this amount is $72.7 million related to projects we expect to begin constructing throughout 2003. We also have $35.9 million invested in land tracts adjacent to current development projects which are being utilized in conjunction with those projects. Upon completion of these current development projects we expect to utilize this land to further develop apartment homes in these areas. We may also sell certain parcels of these undeveloped land tracts to third parties for commercial and retail development.

        We have completed construction on 17 townhomes in the downtown Dallas area at a total cost of approximately $5.5 million. During 2002, we sold eight units at a total sales price of approximately $2.5 million. As of December 31, 2002, four units remained unsold. The unsold units had a carrying value of $1.5 million which we believe approximates their fair value, less costs to sell, at December 31, 2002. The proceeds received from townhome sales are included in other income in our consolidated statements of operations. Other expenses in our consolidated statements of operations includes the construction cost and marketing expenses associated with the townhomes sold during the year.

        At December 31, 2002 and 2001, our investment in various geographic areas, excluding investments in joint ventures and third party development properties, was as follows:

(In thousands)

	2002		2001

West Region
Southern California	$454,878	15%	$255,106	9%
Las Vegas, Nevada	379,606	12	408,662	15
Denver, Colorado	192,738	6	190,331	7
Phoenix, Arizona	174,672	6	143,536	5
Tucson, Arizona	34,825	1	34,230	1
Reno, Nevada	--	--	44,413	2
Central Region
Dallas, Texas	407,313	13	400,484	15
Houston, Texas	396,462	13	392,480	14
St. Louis, Missouri	117,391	4	115,721	4
Austin, Texas	72,110	2	70,959	3
Corpus Christi, Texas	49,076	2	60,258	2
Kansas City, Missouri	36,458	1	36,134	1
East Region
Tampa, Florida	338,999	11	246,450	9
Orlando, Florida	169,544	6	164,485	6
Charlotte, North Carolina	81,246	3	79,867	3
Louisville, Kentucky	77,308	3	75,867	3
Northern Virginia	20,017	1	--	--
Greensboro, North Carolina	17,941	1	17,491	1

Total Properties	$3,020,584	100%	$2,736,474	100%

Third Party Development

        Our construction division performs services for our internally developed construction pipeline, as well as construction management and general contracting services for third parties. We are currently under contract with third parties on projects ranging from $2.2 million to $19.7 million in construction costs. We earn fees on these projects ranging from 3% to 7% of the total contracted construction cost which we recognize when they are earned. Fees earned from third party construction projects totaled $2.7 million, $2.6 million and $800,000 for the years ended December 31, 2002, 2001 and 2000, respectively, and are included in the revenues section of our consolidated statements of operations under “Fee and asset management”. For projects where our fee is based on a fixed price, any cost overruns, as compared to the original budget, incurred during construction will reduce the fee generated on those projects. For any project where cost overruns are expected to be in excess of the fee generated on the project, we will recognize the total loss in the period in which the loss is first estimated.

        In addition to providing construction services to third parties, for selected properties in markets where we are interested in making investments, we may provide financing for a portion of the project costs. In connection with this program, we entered into agreements to develop, construct, and manage multifamily projects for unaffiliated third parties. We provided financing for a portion of each project in the form of a note receivable. Interest on these notes accrued at 10% annually and was recognized as earned. These notes were secured by second liens on the assets and partial guarantees by the third party owner. At December 31, 2001, our investments in third party development properties totaled $70.0 million. We had no investments in third party development properties at December 31, 2002.

        During 2002, we purchased four properties, which we had previously developed for our third party customers, for an aggregate of $157.7 million, as we believe these investments fit our diversification strategy: Camden Bay which was completed and stabilized operations during 2001, Camden Ybor City which was completed during the first quarter 2002 and is expected to stabilize operations during 2003 and Camden Tuscany and Camden Sierra at Otay Ranch which are both currently under development. We expect to complete the construction and stabilize operations of these two development properties in early 2004.

        The owners of these properties had equity at risk sufficient enough to cover the costs associated with managing the development, construction and operation of these properties. The invested equity for all projects ranged from 6% to 10% of construction costs. The fees earned from all investments totaled $1.7 million, $2.2 million and $2.2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

        During 2001, we purchased one completed and stabilized third party development project and three projects which were in the pre-development stage, as they fit our diversification strategy. All net fees and interest, totaling $1.0 million, previously recognized on the pre-development projects were reversed at the time of purchase.

Liquidity and Capital Resources

Financial Structure

        We intend to maintain what management believes to be a conservative capital structure by:

(i)	using what management believes is a prudent combination of debt and common and preferred equity;
(ii)	extending and sequencing the maturity dates of our debt where possible;
(iii)	managing interest rate exposure using what management believes are prudent levels of fixed and floating rate debt;
(iv)	borrowing on an unsecured basis in order to maintain a substantial number of unencumbered assets; and
(v)	maintaining conservative coverage ratios.

        Our interest expense coverage ratio, net of capitalized interest, was 3.3, 3.4 and 3.4 times for the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002, 2001 and 2000, 83.8%, 80.4% and 75.6% respectively, of our properties (based on invested capital) were unencumbered. Our weighted average maturity of debt, excluding our line of credit, was 6.7 years, 6.9 years and 5.6 years at December 31, 2002, 2001 and 2000, respectively.

Liquidity

        We intend to meet our short-term liquidity requirements through cash flows provided by operations, our unsecured line of credit discussed in the “Financial Flexibility” section and other short-term borrowings. We expect that our ability to generate cash will be sufficient to meet our short-term liquidity needs, which include:

(i)	operating expenses;
(ii)	current debt service requirements;
(iii)	recurring capital expenditures;
(iv)	initial funding of property developments and acquisitions;
(v)	common share repurchases; and
(vi)	distributions on our common and preferred equity.

        We consider our long-term liquidity requirements to be the repayment of maturing debt, including borrowings under our unsecured line of credit which were used to fund development and acquisition activities. We intend to meet our long-term liquidity requirements through the use of common and preferred equity capital, senior unsecured debt and property dispositions.

        We intend to continue rebalancing our portfolio by selectively disposing of assets that management believes are highly capital intensive, have a lower projected net operating income growth rate than the overall portfolio, or no longer conform to our operating and investment strategies. We expect to use the proceeds from any such sales for reinvestment in acquisitions or new developments, reduction of debt or share repurchases.

        We intend to concentrate our growth efforts toward selective development and acquisition opportunities in our current markets, and through the acquisition of existing operating properties and the development of properties in selected new markets. During the year ended December 31, 2002, we incurred $124.2 million in development costs and $248.8 million in acquisition costs. We are developing four properties at a projected aggregate cost of approximately $250.4 million, $210.9 million of which had been incurred through 2002. At year end, we were obligated for approximately $27.2 million under construction contracts related to these projects (a substantial amount of which we expect to fund with debt). We intend to fund our developments and acquisitions through a combination of equity capital, partnership units, medium-term notes, construction loans, other debt securities and our unsecured line of credit.

        Net cash provided by operating activities totaled $184.9 million for 2002, a decrease of $10.8 million, or 5.5%, from 2001. This decrease was attributable to a $5.2 million decrease in net operating income from the real estate portfolio for 2002 as compared to the same period in 2001. Equity in income of joint ventures for 2002 decreased $8.2 million from 2001. This decrease was due to the sale in 2001 of three properties held in a joint venture. Fee and asset management and other income decreased a total of $2.4 million from the prior year, due to declines in third party construction fees, interest earned on our investments in third party development properties and the sales of townhomes.

        Net cash used in investing activities totaled $223.8 million for the year ended 2002 compared to $119.6 million in 2001. For 2002, expenditures for acquisitions, property development and capital improvements totaled $248.8 million, $124.2 million and $33.7 million, respectively. These investments were offset by $127.8 million in net proceeds received from the sales of properties, including discontinued operations and townhomes, and a net decrease in investments in third party development properties of $70.0 million. Additionally, notes receivable increased $18.6 million due primarily to second lien financing related to property sales. For the year ended 2001, expenditures for acquisitions, property development and capital improvements were $20.6 million, $76.6 million and $26.7 million, respectively. These expenditures were offset by $10.4 million in net proceeds received from the sales of properties and townhomes.

        Net cash provided by financing activities totaled $36.1 million for the year ended 2002 compared to net cash used of $77.9 million for 2001. During 2002, we paid distributions totaling $123.4 million. We received net proceeds totaling $365.5 million from the issuance of senior unsecured and secured notes. The proceeds from these issuances were used to pay down borrowings under our line of credit, which decreased $61.0 million during the year, repay $85.1 million in notes payable and repurchase $62.7 million in common shares and units. For the year ended 2001, we paid distributions totaling $119.2 million. We also paid $26.9 million to repurchase our outstanding Series A preferred shares, and received net proceeds totaling $326.9 million from the issuance of senior unsecured and secured notes. The proceeds from these issuances were used to pay down borrowings under our line of credit, which decreased $39.0 million during the year, and repay $219.4 million in notes payable.

        In 1998, we began repurchasing our common equity securities under a program approved by our board of Trust Managers, which allowed us to repurchase or redeem up to $200 million of our securities through open market purchases and private transactions. In February 2002, our Board of Trust Managers approved repurchases or redemptions of an additional $50 million of securities, bringing the total to $250 million. Management consummates these repurchases and redemptions at the time when they believe that we can reinvest available cash flow into our own securities at yields which exceed those currently available on direct real estate investments. These repurchases were made and we expect that future repurchases, if any, will be made without incurring additional debt and, in management’s opinion, without reducing our financial flexibility. At December 31, 2002, we had repurchased approximately 8.8 million common shares and redeemed approximately 106,000 units convertible into common shares at a total cost of $243.6 million.

        On January 17, 2003, we paid a distribution of $0.635 per share for the fourth quarter of 2002 to all holders of record of our common shares as of December 18, 2002, and paid an equivalent amount per unit to holders of common limited partnership units in Camden Operating, L.P. Total distributions to common shareholders and holders of common operating partnership units for the year ended December 31, 2002 were $2.54 per share or unit. We determine the amount of cash available for distribution to unitholders in accordance with the partnership agreements and have made and intend to continue to make distributions to the holders of common operating partnership units in amounts equivalent to the per share distributions paid to holders of common shares. We intend to continue to make shareholder distributions in accordance with REIT qualification requirements under the federal tax code. The dividend payout ratio, which is calculated by dividing distributions per share by funds from operations per share, was 75%, 69% and 64% for the years ended December 31, 2002, 2001 and 2000, respectively. Management intends to maintain a dividend rate that, when combined with expenditures for capital improvements, is less than our funds from operations.

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

        Our operating partnership has issued $100 million of 8.5% Series B Cumulative Redeemable Perpetual Preferred Units and $53 million of 8.25% Series C Cumulative Redeemable Perpetual Preferred Units. Distributions on the preferred units are payable quarterly in arrears. The preferred units are redeemable for cash by the operating partnership beginning in 2004 at par plus the amount of any accumulated and unpaid distributions. The preferred units are convertible beginning in 2009 by the holder into corresponding Series B or C Cumulative Redeemable Perpetual Preferred Shares. The preferred units are subordinate to present and future debt. Distributions on the preferred units totaled $12.9 million for the year ended December 31, 2002.

        As of December 31, 2002, we had unsecured debt totaling $1,177.3 million and secured mortgage loans totaling $249.7 million. Our indebtedness, excluding our unsecured line of credit, had a weighted average maturity of 6.7 years. Scheduled repayments on outstanding debt, including our line of credit, at December 31, 2002 is as follows:

(In millions)

Year	Amount

2003	$67.2
2004	234.3
2005	61.0
2006	306.3
2007	165.5
2008 and thereafter	592.7

Total	$1,427.0

Financial Flexibility

        In August 2002, we entered into a new line of credit for $500 million, replacing our previous credit facility, which totaled $420 million. The new line includes 19 banks, eight of which are new to our unsecured facility, and matures in August 2006. The scheduled interest rate is currently based on spreads over LIBOR or Prime. The scheduled interest rate spreads are subject to change as our credit ratings change. Advances under the line of credit may be priced at the scheduled rates, or we may enter into bid rate loans with participating banks at rates below the scheduled rates. These bid rate loans have terms of six months or less and may not exceed the lesser of $250 million or the remaining amount available under the line of credit. The line of credit is subject to customary financial covenants and limitations. The new line of credit will provide us with additional liquidity to pursue development and acquisition opportunities, as well as lower our overall cost of funds and contains financial covenant requirements that are more favorable to us. At year end, we were in compliance with all covenants and limitations.

        Our new line of credit provides us with the ability to issue up to $100 million in letters of credit. While our issuance of letters of credit does not increase our borrowings outstanding under our line, it does reduce the amount available to us. At December 31, 2002 we had outstanding letters of credit totaling $1.3 million.

        As an alternative to our unsecured line of credit, we from time to time borrow using competitively bid unsecured short-term notes with lenders who may or may not be a part of the unsecured line of credit bank group. Such borrowings vary in term and pricing and are typically priced at interest rates below those available under the unsecured line of credit.

        As of December 31, 2002, we had $402.7 million available under the unsecured line of credit and $85.5 million available under our $750 million universal shelf registration. We have significant unencumbered real estate assets which we believe could be sold or used as collateral for financing purposes should other sources of capital not be available. Subsequent to year end, we filed a universal shelf registration statement providing for the issuance of an additional $1.0 billion in debt securities, preferred shares, common shares or warrants.

        The following table summarizes our unsecured notes payable issued during 2002 from our $750 million universal shelf registration.

Type and Amount	Month of Issuance	Terms	Coupon Rate	Maturity Date	Interest Paid	Proceeds, Net of Costs

					June 1 and
$150.0 million senior unsecured notes	06/02	Interest only	5.875%	06/01/07	December 1	$148.4 million
					May 30 and
$200.0 million senior unsecured notes	11/02	Interest only	5.875%	11/30/12	November 30	$197.8 million

        We may redeem the notes at any time at a redemption price equal to the principal amount and accrued interest, plus a make-whole provision. The notes are direct, senior unsecured obligations and rank equally with all other unsecured and unsubordinated indebtedness. We used the net proceeds to reduce indebtedness outstanding under our unsecured line of credit.

        During 2002, we paid off $34.5 million of maturing medium-term notes. These notes had interest rates ranging from 6.68% to 6.74% and were repaid using proceeds available under our unsecured line of credit. Additionally, we paid off two conventional mortgage notes totaling $27.5 million which had a weighted average interest rate of 8.4%. We incurred a prepayment penalty of $234,000 in connection with repayment of one of the notes. We repaid these mortgages using proceeds available under our unsecured line of credit, as the interest rates on the line of credit are significantly lower than the rates on the mortgage notes.

         In addition to our repayments, we refinanced $18.0 million in tax exempt fixed rate mortgage notes which had a weighted average interest rate of 5.9%. The new tax exempt variable rate notes, which now total $17.1 million after repayment of $900,000, had a weighted average interest rate of 2.2% at December 31, 2002.

        At December 31, 2002, the weighted average interest rate on our floating rate debt was 2.6%.

        The joint ventures in which we have an interest have been funded with secured, non-recourse debt. We are not committed to any additional funding in relation to our joint ventures.

Market Risk

        We use fixed and floating rate debt to finance acquisitions, developments and maturing debt. These transactions expose us to market risk related to changes in interest rates. Management’s policy is to review our borrowings and attempt to mitigate interest rate exposure through the use of long term debt maturities and derivative instruments where appropriate. As of December 31, 2002, we had no derivative instruments outstanding.

        For fixed rate debt, interest rate changes affect the fair market value but do not impact net income to common shareholders or cash flows. Conversely, for floating rate debt, interest rate changes generally do not affect the fair market value but do impact net income to common shareholders and cash flows, assuming other factors are held constant.

        At December 31, 2002, we had fixed rate debt of $1,252.6 million and floating rate debt of $174.4 million. Holding other variables constant (such as debt levels), a one percentage point variance in interest rates would change the unrealized fair market value of the fixed rate debt by approximately $55.7 million. The net income to common shareholders and cash flows impact on the next year resulting from a one percentage point variance in interest rates on floating rate debt would be approximately $1.7 million, holding all other variables constant.

Results of Operations

        Changes in revenues and expenses related to our operating properties from period to period are primarily due to property developments, acquisitions, dispositions, and changes in the performance of the stabilized properties in our portfolio. Where appropriate, comparisons are made on a dollars-per-weighted-average-apartment home basis in order to adjust for changes in the number of apartment homes owned during each period. Selected operating results for the three years ended December 31, 2002 are as follows:

	2002	2001	2000

Rental income per apartment home per month	$671	$691	$657
Property operating and maintenance per apartment home per year	$2,396	$2,336	$2,225
Real estate taxes per apartment home per year	$902	$900	$844

Weighted average number of operating apartment homes
	45,465	44,164	45,177
Weighted average occupancy, by region:
West	93.1%	94.8%	94.5%
Central	92.5%	94.7%	94.0%
East	90.2%	92.2%	93.0%
Total operating properties owned 100%	92.2%	94.2%	94.0%

2002 Compared to 2001

        Income from continuing operations decreased $16.2 million, or 27.6%, from $58.7 million to $42.5 million for the years ended December 31, 2001 and 2002, respectively. The weighted average number of apartment homes increased by 1,301 apartment homes, or 2.9%, from 44,164 to 45,465 for the years ended December 31, 2001 and 2002, respectively. The increase in the weighted average number of apartment homes was primarily due to the acquisition of 1,662 apartment homes and an increase in occupancy at our newly constructed properties. We had 122 and 124 wholly owned operating properties at December 31, 2001 and 2002, respectively. The weighted average number of apartment homes and the number of operating properties exclude the impact of our ownership interest in properties owned in joint ventures, and the impact from properties classified as discontinued operations.

        Our apartment communities generate rental revenue and other income through the leasing of apartment homes. Revenues from our rental operations comprised 96% of our total revenues for the years ended December 31, 2001 and 2002. Our primary financial focus for our apartment communities is net operating income. Net operating income represents total property income less total property expenses. Net operating income decreased $5.2 million, or 2.1%, from $251.8 million to $246.6 million for the years ended December 31, 2001 and 2002, respectively. Net operating income from our stabilized communities, which represents properties owned and stabilized as of January 1, 2001, decreased $10.6 million, or 4.7% from $224.2 million to $213.6 million for the years ended December 31, 2001 and 2002, respectively. This decrease was offset by increases in net operating income from our newly developed and acquired properties.

        Rental income for the year ended December 31, 2002 decreased slightly from the year ended December 31, 2001. Rental income per apartment home per month decreased $20, or 2.9%, from $691 to $671 for the years ended December 31, 2001 and 2002, respectively. The decrease was primarily due to higher concessions granted and higher vacancy rates in the majority of our markets during 2002. Overall average occupancy decreased from 94.2% for the year ended December 31, 2001 to 92.2% for the year ended December 31, 2002.

        Other property income increased $1.9 million from $28.7 million to $30.6 million for the years ended December 31, 2001 and 2002, respectively, which represents a monthly increase of $2 per apartment home. This increase in other property income was primarily due to increases in miscellaneous property fees, as well as increases in cable and water revenues.

        Fee and asset management income for 2002 decreased $1.5 million from 2001. This decrease was primarily due to a reduction in fees earned from our investments in third party development projects in 2002.

        Other income for the year ended December 31, 2002 decreased $903,000 from the year ended December 31, 2001. This decrease was primarily due to decreases in interest income related to our investments in third party development projects partially offset by increases in revenues from townhome sales.

        Property operating and maintenance expenses increased $5.8 million or 5.6%, from $103.2 million to $108.9 million, and increased as a percent of total property income from 26.1% to 27.5%, for the years ended December 31, 2001 and 2002, respectively. The increase in property operating and maintenance expenses as a percent of property income was primarily due to a decline in rental income from our stabilized communities combined with an increase in operating expenses. On an annualized basis, property operating and maintenance expenses increased $60 per unit, or 2.6%. This increase is primarily due to increases in salary and benefit expenses and a 33.7% increase in property insurance expenses.

        Real estate taxes increased $1.2 million from $39.8 million to $41.0 million for the years ended December 31, 2001 and 2002, respectively, which represents an annual increase of $2 per apartment home. The increase was primarily due to increases in the valuations of properties and increases in property tax rates.

        Property management expense, which represents regional supervision and accounting costs related to property operations, increased from $9.5 million for the year ended December 31, 2001 to $10.0 million for the year ended December 31, 2002. This increase is primarily due to increases in salary and benefit expenses.

        Fee and asset management expense, which represents expenses related to third party construction projects and property management for third parties, increased from $2.0 million for the year ended December 31, 2001 to $2.5 million for the year ended December 31, 2002. This increase is primarily due to increased costs associated with our third party construction division. See further discussion of our third party construction in our “Business” section.

        General and administrative expenses increased $1.9 million, from $12.5 million in 2001 to $14.4 million in 2002, and increased as a percent of revenues from 3.0% to 3.5%. The increase was primarily due to increases in salary and benefit expenses, including long-term incentive compensation costs, and increases in costs associated with pursuing potential transactions that were not consummated and information technology expenses.

        Other expenses which represent the construction costs associated with the townhomes sold during the year, increased $1.3 million, from $1.5 million for the year ended December 31, 2001 to $2.8 million for the year ended December 31, 2002. During 2002, we sold eight townhomes, compared to only five townhome sales in 2001.

        Gross interest cost before interest capitalized to development properties increased $1.7 million, or 2.0%, from $80.8 million for the year ended December 31, 2001 to $82.4 million for the year ended December 31, 2002. The overall increase in interest expense was due to higher average debt balances in 2002, offset by lower average interest rates on our floating rate debt. Interest capitalized remained constant at $10.9 million for the years ended December 31, 2002 and 2001.

        Depreciation and amortization increased from $99.6 million to $103.3 million. This increase was due to increases in real estate assets resulting from new development, property acquisitions and capital improvements during the past two years.

        Gain on sale of properties for the year ended December 31, 2002 totaled $359,000 due primarily to the sale of 6.7 acres of undeveloped land located in Houston. During 2002, we also sold two properties with 786 apartment homes and 58.6 acres of undeveloped land adjacent to those properties. We will continue to manage these two properties for a third party and therefore have included the gain resulting from this sale, which totaled approximately $18,000, in “Gain on sale of properties.” Gain on sale of properties for the year ended December 31, 2001 totaled $2.4 million due primarily to the sale of 22.7 acres of undeveloped land located in Houston.

        Equity in income of joint ventures decreased $8.2 million from the year ended 2001, primarily from gains recognized in one of our joint ventures from the sale of three properties totaling 1,264 apartment homes in 2001. The gains from these properties, which are located in North Carolina and Dallas, totaled $6.6 million for year ended December 31, 2001. During the year ended December 31, 2002, one property with 300 apartment homes was sold which resulted in a gain of $37,000.

2001 Compared to 2000

        Income from continuing operations decreased $13.1 million, or 18.3%, from $71.8 million to $58.7 million for the years ended December 31, 2000 and 2001, respectively. The weighted average number of apartment homes decreased by 1,013 apartment homes, or 2.2%, from 45,177 to 44,164 for the years ended December 31, 2000 and 2001, respectively. The decrease in the weighted average number of apartment homes is due to the sale of 3,599 apartment homes in the third quarter of 2000, offset by property development and acquisitions. We had 122 and 119 wholly owned operating properties at December 31, 2001 and 2000, respectively. The weighted average number of apartment homes and the operating properties exclude the impact of our ownership interest in properties owned in joint ventures, and the impact of properties classified as discontinued operations.

        Our apartment communities generate rental revenue and other income through the leasing of apartment homes. Revenues from our rental operations comprised 96%and 97% of our total revenues for the years ended December 31, 2001 and 2000, respectively. Our primary financial focus for our apartment communities is net operating income. Net operating income represents total property revenues less total property expenses. Net operating income increased $7.6 million, or 3.1%, from $244.1 million to $251.8 million for the years ended December 31, 2000 and 2001, respectively.

        Rental income for the year ended December 31, 2001 increased $9.6 million, or 2.7% over the year ended December 31, 2000. Rental income per apartment home per month increased $33, or 5.0%, from $657 to $691 for the years ended December 31, 2000 and 2001, respectively. The increase was primarily due to increased revenue growth from the stabilized real estate portfolio and higher average rental rates on the completed development properties. Also, the properties sold in 2000 had average rental rates which were lower than the portfolio average. Overall average occupancy increased slightly from 94.0% for the year ended December 31, 2000 to 94.2% for the year ended December 31, 2001.

        Other property income increased $2.3 million from $26.4 million to $28.7 million for the years ended December 31, 2000 and 2001, respectively, which represents a monthly increase of $6 per apartment home. This increase in other property income was primarily due to increases from revenue sources such as telephone, cable, water, and other miscellaneous property fees.

        Fee and asset management income in 2001 increased $1.2 million over 2000. This increase is primarily due to fees earned on third party construction projects.

        Other income for the year ended December 31, 2001 increased $3.3 million over the year ended 2000. This increase was due to interest earned on our investments in third party development properties and from sales of five townhomes.

        Property operating and maintenance expenses increased $2.6 million or 2.6%, from $100.5 million to $103.2 million, but decreased slightly as a percent of total property income from 26.3% to 26.1%, for the years ended December 31, 2000 and 2001, respectively. On an annualized basis, property operating and maintenance expenses increased $111 per unit, or 5.0%. The increase in operating expense was due to increases in property insurance expenses as well as increases in salary and benefit expenses per unit. Our operating expense ratios decreased primarily as a result of operating efficiencies generated by our newly developed properties. The operating expense ratios for the properties sold during the third quarter of 2000 were higher than the portfolio average.

        Real estate taxes increased $1.6 million from $38.1 million to $39.8 million for the years ended December 31, 2000 and 2001, respectively, which represents an annual increase of $56 per apartment home. The increase was primarily due to increases in the valuations of properties and increases in property tax rates.

        Property management expense, which represents regional supervision and accounting costs related to property operations, increased from $9.4 million for the year ended December 31, 2001 to $9.5 million for the year ended December 31, 2002. This increase is primarily due to increases in salary and benefit expenses.

        Fee and asset management expense, which represents expenses related to third party construction projects and property management for third parties, increased from $1.4 million for the year ended December 31, 2001 to $2.0 million for the year ended December 31, 2002. This increase is primarily due to increased activity associated with our third party construction division. See further discussion of our third party construction in our “Business” section.

        General and administrative expenses decreased $1.2 million, from $13.7 million in 2000 to $12.5 million in 2001, and decreased as a percent of revenues from 3.5% to 3.0%. The decrease was due to vesting of performance-based compensation awards in 2000, offset by increases in 2001 in salary and benefit expenses, information technology and branding initiatives and tax expenses on our taxable subsidiaries.

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

        Gross interest cost before interest capitalized to development properties decreased from $84.3 million for the year ended December 31, 2000 to $80.8 million for the year ended December 31, 2001. This decrease is primarily due to lower average debt balances in 2001 arising from proceeds received from the dispositions in the third quarter of 2000, lower interest rates on our floating rate debt and interest savings from the prepayment of mortgage debt. These decreases in interest expense were offset by increases in the debt used to fund new development, acquisitions, investments to third party development properties and the repurchase of our preferred shares. Interest capitalized decreased from $15.3 million to $10.9 million for the years ended December 31, 2000 and 2001, respectively, due to lower development activities during 2001.

        Depreciation and amortization increased from $95.0 million to $99.6 million. This increase was due primarily to new development, property acquisition and capital improvements, partially offset by dispositions during the third quarter of 2000.

        Gain on sale of properties for the year ended December 31, 2001 totaled $2.4 million due primarily to the sale of 22.7 acres of undeveloped land located in Houston. Gain on sale of properties for the year ended December 31, 2000 totaled $18.3 million due to the sale of eleven properties containing a total of 3,599 apartment homes. Also included in the gain in 2000 are the sale of a mini-storage facility in Las Vegas and the sale of approximately 61 acres of undeveloped land located in Las Vegas, Dallas and Houston.

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

        We believe that in order to facilitate a clear understanding of our consolidated historical operating results, FFO should be examined in conjunction with net income as presented in the consolidated statements of operations and data included elsewhere in this report. FFO is not defined by generally accepted accounting principles. FFO should not be considered as an alternative to net income as an indication of our operating performance or to net cash provided by operating activities as a measure of our liquidity. Further, FFO as disclosed by other REIT’s may not be comparable to our calculation.

        The reconciliation of net income to common shareholders to FFO and the calculation of diluted FFO for the years ended December 31, 2002, 2001 and 2000 follows:

(In thousands)

	2002	2001	2000

Funds from operations
Net income to common shareholders	$74,612	$58,747	$65,053
Real estate depreciation from continuing operations	99,206	96,303	92,261
Real estate depreciation from discontinued operations	1,785	2,097	2,016
Adjustments for unconsolidated joint ventures	2,252	(3,032)	3,238
Extraordinary charge (early retirement of debt)	234	388	--
Gain on sale of properties	(359)	(2,372)	(18,323)
Gain on sale of discontinued operations	(29,199)	--	--
Preferred share dividends	--	2,545	9,371
Income allocated to units convertible into common shares	1,807	3,127	2,461
Adjustments for convertible subordinated debentures	--	37	197

Funds from operations - diluted	$150,338	$157,840	$156,274

Weighted average shares - basic	40,441	39,796	38,112
Common share options and awards granted	1,313	1,234	729
Minority interest units	2,462	2,509	2,547
Preferred shares	--	1,052	3,207
Convertible subordinated debentures	--	19	105

Weighted average shares - diluted	44,216	44,610	44,700

Inflation

        We lease apartments under lease terms generally ranging from six to thirteen months. Management believes that such short-term lease contracts lessen the impact of inflation due to the ability to adjust rental rates to market levels as leases expire.

Critical Accounting Policies

        The Securities and Exchange Commission recently issued guidance for the disclosure of “critical accounting policies.” The SEC defines “critical account policies” as those that are most important to the presentation of a company’s financial condition and results, and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We follow financial accounting and reporting policies that are in accordance with generally accepted accounting principles. The more significant of these policies relate to cost capitalization and asset valuation and are discussed in Note 2 to our consolidated financial statements.

Impact of Recent Accounting Pronouncements

        In June 2001, Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, which is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The adoption of SFAS No. 142 did not have a material impact on our financial position, results of operations, or cash flows.

        In June 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, which is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of SFAS No. 143 will not have a material impact on our financial position, results of operations or cash flows.

        In August 2001, FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long- Lived Assets”, which is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS No. 144 did not have a material impact on our financial position, results of operations or cash flows.

        In April 2002, FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”, which is effective for fiscal years beginning after May 15, 2002. Among other corrections, SFAS No. 145 requires gains and losses from the extinguishment of debt to be classified as extraordinary only if they meet the criteria set forth in Accounting Principles Board Opinion No. 30. Our adoption of SFAS No. 145 will not have a material impact on our financial position, results of operations or cash flows.

        In June 2002, FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. Our adoption of SFAS No. 146 will not have a material impact on our financial position, results of operations or cash flows.

        In December 2002, FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, which is effective for fiscal years ending after December 15, 2002. SFAS No. 148 amends SAFS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The adoption of SFAS No. 148 will not have a material impact on our financial position, results of operations or cash flows.

        In November 2002, the FASB issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for periods ending after December 15, 2002. Our application of FIN 45 will not have a material impact on our financial position, results of operations or cash flows.

        In January 2003, FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 establishes criteria to identify and assess a company’s interest in variable interest entities and for consolidating those entities. FIN 46 is currently effective for variable interest entities created or obtained after January 31, 2003, and will be effective for all variable interest entities for interim periods beginning after June 15, 2003. Our application of FIN 46 will not require the consolidation of any additional entities.

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Camden Property Trust

We have audited the accompanying consolidated balance sheets of Camden Property Trust and subsidiaries (the “Trust”) as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Camden Property Trust and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Trust changed its method of accounting for the impairment and disposal of long-lived assets to conform to Statement of Financial Accounting Standards No. 144.

DELOITTE & TOUCHE LLP

Houston, Texas
February 3, 2003

CAMDEN PROPERTY TRUST
CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	December 31,
	2002	2001

Assets
Real estate assets, at cost
Land	$386,246	$362,717
Buildings and improvements	2,348,702	2,230,161

	2,734,948	2,592,878
Accumulated depreciation	(498,776)	(422,154)

Net operating real estate assets	2,236,172	2,170,724
Properties under development, including land	285,636	143,596
Investments in joint ventures	15,386	17,073
Investments in third party development properties	--	69,983

Total real estate assets	2,537,194	2,401,376
Accounts receivable - affiliates	5,843	4,586
Notes receivable
Affiliates	1,800	1,800
Other	18,614	--
Other assets, net	41,827	33,121
Cash and cash equivalents	405	3,179
Restricted cash	4,216	5,603

Total assets	$2,609,899	$2,449,665

Liabilities and shareholders' equity
Liabilities
Notes payable
Unsecured	$1,177,347	$923,890
Secured	249,669	283,157
Accounts payable	36,189	13,337
Accrued real estate taxes	26,827	28,378
Accrued expenses and other liabilities	49,144	46,275
Distributions payable	30,541	30,298

Total liabilities	1,569,717	1,325,335

Commitments and contingencies

Minority interests
Units convertible into perpetual preferred shares	149,815	149,815
Units convertible into common shares	50,914	56,264

Total minority interests	200,729	206,079

Shareholders' equity
Common shares of beneficial interest; $0.01 par value per share;
100,000 shares authorized; 49,233 and 48,627 issued at
December 31, 2002 and 2001, respectively	479	476
Additional paid-in capital	1,314,592	1,297,239
Distributions in excess of net income	(224,756)	(194,718)
Unearned restricted share awards	(13,714)	(8,621)
Treasury shares, at cost	(237,148)	(176,125)

Total shareholders' equity	839,453	918,251

Total liabilities and shareholders' equity	$2,609,899	$2,449,665

See Notes to Consolidated Financial Statements. CAMDEN PROPERTY TRUST CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share amounts)
	Year Ended December 31,

	2002	2001	2000

Revenues
Rental income	$365,883	$365,973	$356,396
Other property income	30,622	28,692	26,351

Total property income	396,505	394,665	382,747
Fee and asset management	6,264	7,745	6,537
Other income	8,214	9,117	5,823

Total revenues	410,983	411,527	395,107
Expenses
Property operating and maintenance	108,915	103,154	100,511
Real estate taxes	41,005	39,760	38,125

Total property expenses	149,920	142,914	138,636
Property management	10,027	9,510	9,358
Fee and asset management	2,499	2,016	1,370
General and administrative	14,439	12,521	13,706
Impairment provision for technology investments	--	9,864	--
Other expenses	2,790	1,511	--
Interest	71,499	69,841	69,036
Depreciation and amortization	103,342	99,563	94,950

Total expenses	354,516	347,740	327,056

Income from continuing operations before gain on sale of properties, equity in income of joint ventures and minority interests	56,467	63,787	68,051
Gain on sale of properties	359	2,372	18,323
Equity in income of joint ventures	366	8,527	765
Income allocated to minority interests
Distributions on units convertible into perpetual preferred shares	(12,872)	(12,872)	(12,845)
Income allocated to units convertible into common shares	(1,807)	(3,127)	(2,461)

Income from continuing operations	42,513	58,687	71,833
Income from discontinued operations	3,134	2,993	2,591
Gain on sale of discontinued operations	29,199	--	--

Income before extraordinary charge	74,846	61,680	74,424
Extraordinary charge (early retirement of debt)	(234)	(388)	--

Net income	74,612	61,292	74,424
Preferred share dividends	--	(2,545)	(9,371)

Net income to common shareholders	$74,612	$58,747	$65,053

Earnings per share - basic
Income from continuing operations	$1.05	$1.41	$1.64
Income from discontinued operations, including gain on sale	0.80	0.08	0.07
Extraordinary charge (early retirement of debt)	(0.01)	(0.01)	--

Net income to common shareholders	$1.84	$1.48	$1.71

Earnings per share - diluted
Income from continuing operations	$1.00	$1.35	$1.57
Income from discontinued operations, including gain on sale	0.73	0.07	0.06
Extraordinary charge (early retirement of debt)	(0.00)	(0.01)	--

Net income to common shareholders	$1.73	$1.41	$1.63

Distributions declared per common share	$2.54	$2.44	$2.25

Weighted average number of common shares outstanding	40,441	39,796	38,112

Weighted average number of common and common dilutive equivalent shares outstanding	44,216	41,603	41,388

See Notes to Consolidated Financial Statements. CAMDEN PROPERTY TRUST CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (In thousands, except per share amounts)

	Preferred Shares of Beneficial Interest	Common Shares of Beneficial Interest	Additional Paid-In Capital	Distributions In Excess of Net Income	Unearned Restricted Share Awards	Treasury Shares, at cost

Shareholders' equity, January 1, 2000	$42	$448	$1,303,645	$(132,198)	$(8,485)	$(146,777)
Net income to common shareholders				65,053
Common shares issued under dividend reinvestment plan			23
Conversion of debentures (61 shares)		1	1,462
Restricted shares issued under benefit plan (329 shares)		3	6,195		1,805
Employee stock purchase plan			(189)
Restricted shares placed into Rabbi Trust (241 shares)		(2)	2
Common share options exercised (46 shares)			1,052
Conversion of operating partnership units (6 shares)			133
Repurchase of common shares (1,166 shares)						(31,203)
Cash distributions ($2.25 per share)				(86,827)

Shareholders' equity, December 31, 2000	42	450	1,312,323	(153,972)	(6,680)	(177,980)

Net income to common shareholders				58,747
Conversion of preferred shares (3,088 shares)	(31)	24	7
Redemption of preferred shares (1,077 shares)	(11)		(26,911)
Common shares issued under dividend reinvestment plan			15
Conversion of debentures (81 shares)		1	2,006
Restricted shares issued under benefit plan (247 shares)		2	5,493		(1,941)
Employee stock purchase plan			(36)			666
Restricted shares placed into Rabbi Trust (269 shares)		(3)	3
Common share options exercised (110 shares)		1	3,160			1,189
Conversion of operating partnership units (51 shares)		1	1,179
Cash distributions ($2.44 per share)				(99,493)

Shareholders' equity, December 31, 2001	--	476	1,297,239	(194,718)	(8,621)	$(176,125)

Net income to common shareholders				74,612
Common shares issued under dividend reinvestment plan			26
Restricted shares issued under benefit plan (367 shares)		4	10,199		(5,093)
Employee stock purchase plan			125			639
Restricted shares placed into Rabbi Trust (310 shares)		(3)	3
Common share options exercised (204 shares)		2	6,190			1,013
Conversion of operating partnership units (35 shares)			810
Repurchase of common shares (1,945 shares)						(62,675)
Cash distributions ($2.54 per share)				(104,650)

Shareholders' equity, December 31, 2002	$--	$479	$1,314,592	$(224,756)	$(13,714)	$(237,148)

See Notes to Consolidated Financial Statements. CAMDEN PROPERTY TRUST CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
	Year Ended December 31,

	2002	2001	2000

Cash flow from operating activities
Net income	$74,612	$61,292	$74,424
Adjustments to reconcile net income to net cash provided by operating activities
Income from discontinued operations	(3,134)	(2,993)	(2,591)
Depreciation and amortization	103,342	99,563	94,950
Equity in income of joint ventures, net of cash received	1,687	7,411	1,959
Gain on sale of discontinued operations	(29,199)	--	--
Gain on sale of properties	(359)	(2,372)	(18,323)
Impairment provision for technology investments	--	9,864	--
Extraordinary charge (early retirement of debt)	234	388	--
Income allocated to units convertible into common shares	1,807	3,127	2,461
Accretion of discount on unsecured notes payable	529	421	403
Net change in operating accounts	30,460	14,146	8,546

Net cash provided by operating activities of continuing operations	179,979	190,847	161,829
Net cash provided by operating activities of discontinued operations	4,945	4,920	4,607

Net cash provided by operating activities	184,924	195,767	166,436

Cash flow from investing activities
Increase in real estate assets	(401,403)	(122,088)	(120,636)
Net proceeds from sales of properties and townhomes	76,007	10,377	150,141
Net proceeds from sale of discontinued operations	51,810	--	--
Increase in investments in joint ventures	--	(1,881)	(2,702)
Increase in notes receivable	(18,614)	--	--
Increase in investments in third party development properties	(10,386)	(26,349)	(38,451)
Decrease in investments in third party development properties	80,369	29,259	--
Increase in technology investments	(240)	(7,249)	(2,615)
Other	(1,362)	(1,696)	(1,488)

Net cash used in investing activities	(223,819)	(119,627)	(15,751)

Cash flow from financing activities
Net (decrease) increase in unsecured line of credit and short term borrowings	(61,000)	(39,000)	80,000
Proceeds from notes payable	365,528	326,868	--
Repayments of notes payable	(85,088)	(219,359)	(107,376)
Proceeds from issuance of preferred units, net	--	--	17,136
Distributions to shareholders and minority interests	(123,412)	(119,226)	(112,850)
Repurchase of preferred shares	--	(26,922)	--
Repurchase of common shares and units	(62,675)	--	(31,203)
Extraordinary charge (early retirement of debt)	(234)	(388)	--
Other	3,002	130	3,027

Net cash provided by (used in) financing activities	36,121	(77,897)	(151,266)

Net decrease in cash and cash equivalents	(2,774)	(1,757)	(581)

Cash and cash equivalents, beginning of year	3,179	4,936	5,517

Cash and cash equivalents, end of year	$405	$3,179	$4,936

Supplemental information
Cash paid for interest, net of interest capitalized	$70,912	$65,276	$70,310
Interest capitalized	10,923	10,920	15,303
Supplemental schedule of noncash investing and financing activities
Value of shares issued under benefit plans, net	$9,893	$5,222	$5,873
Conversion of operating partnership units to common shares	810	1,179	144
Conversion of 7.33% subordinated debentures to common shares, net	--	1,950	1,456
Conversion of preferred shares to common shares	--	31	--

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Business

        Camden Property Trust is a self-administered and self-managed real estate investment trust (“REIT”) organized on May 25, 1993. We, with our subsidiaries, report as a single business segment, with activities related to the ownership, development, construction and management of multifamily apartment communities. As of December 31, 2002, we owned interests in, operated or were developing 147 multifamily properties containing 52,274 apartment homes located in nine states. Four of our multifamily properties containing 1,484 apartment homes were under development at December 31, 2002. Additionally, we have several sites which we intend to develop into multifamily apartment communities.

Property Update

        During 2002, stabilization was achieved at three communities totaling 1,201 apartment homes as follows: Camden Farmers Market in Dallas, which completed construction of 620 apartment homes during the second quarter of 2001 and Camden Crown Valley, which completed construction of 380 apartment homes during the third quarter of 2001. Additionally, we stabilized 201 newly constructed apartment homes at Camden Miramar, an existing operating property located in Corpus Christi, Texas. We consider a property stabilized once it reaches 90% occupancy, or generally one year from opening the leasing office, with some allowances for larger than average properties.

        During 2002, we completed the construction of Camden Vineyards, a 264-unit property located in Murrieta, California, which we expect will stabilize operations during the second quarter of 2003. Additionally, we continued construction at Camden Harbor View, a 538-unit property located in Long Beach, California, and began construction at Camden Oak Crest, a 364-unit property located in Houston, Texas. We expect these two construction properties to be completed in 2003 and stabilize operations in 2004.

        As of December 31, 2002, we had operating properties in 16 markets. No one market contributed more than 15% of our net operating income for the year then ended. Currently, Houston, Las Vegas and Dallas contribute 15.0%, 14.1% and 13.9% of our net operating income, respectively. We intend to continue rebalancing our portfolio with the goal of limiting any one market to 12% of net operating income. We also seek to selectively dispose of assets that management believes are highly capital intensive, have a lower projected net operating income growth rate than the overall portfolio, or no longer conform to our operating and investment strategies. In connection with this rebalancing strategy, during 2002, we acquired six communities with 1,972 apartment homes for an aggregate of $203.9 million and disposed of five wholly owned communities with 2,110 apartment homes for an aggregate of $123.8 million. One community with 300 apartment homes which was held through a joint venture was also sold during 2002. A summary of our 2002 acquisitions and dispositions is as follows:

Acquisitions

Property and Location	Number of Apartment Homes	Date of Acquisition	Status as of December 31, 2002	Year Built

Camden Bay, Phase II
Tampa, FL	352	2Q02	Stabilized	2001
Camden San Paloma
Phoenix, AZ	324	2Q02	Stabilized	1993/1994
Camden Providence Lakes
Tampa, FL	260	4Q02	Stabilized	1996
Camden Ybor City
Tampa, FL	454	2Q02	In lease-up	2002
Camden Tuscany
San Diego, CA	160	4Q02	Under construction	2003
Camden Sierra at Otay Ranch
San Diego, CA	422	4Q02	Under construction	2003

Total apartment homes acquired	1,972

Dispositions
Property and Location	Number of Apartment Homes	Date of Disposition	Year Built

Oasis Plaza (a)
Las Vegas, NV	300	1Q02	1976
Camden Bluffs
Reno, NV	450	4Q02	1997
Camden Harbor
Las Vegas, NV	336	4Q02	1996
Camden Chasewood
Houston, TX	282	4Q02	1978
Camden Wallingford
Houston, TX	462	4Q02	1980
Camden Waterford
Corpus Christi, TX	580	4Q02	1976/1980

Total apartment homes sold	2,410

(a)	Oasis Plaza was held through one of our joints ventures. Our portion of the results of operations and the gain from this disposition is included in "equity in income of joint ventures" in our consolidated statements of operations

        Camden Bluffs and Camden Harbor were sold along with two adjacent undeveloped land parcels to an unaffiliated third party. The net proceeds from this sale totaled $69.7 million and were used to reduce indebtedness outstanding under our unsecured line of credit. The gain from the sale of these assets totaled $18,000. We will continue to manage these two properties and have provided $15.6 million in second lien financing to the third party owner. Due to our continuing involvement in the operations of these two properties through ongoing management agreements, the historical operating results and gain on sale of these properties are reported in continuing operations.

        Camden Chasewood, Camden Wallingford and Camden Waterford were sold to an unaffiliated third party. The net proceeds from this sale totaled $51.8 million. The gain recognized from the sale of these communities totaled $29.2 million. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the operating results and gain on sale of these properties have been included in discontinued operations in our statements of operations for all periods presented.

        In addition to our property acquisitions, during 2002, we acquired approximately 64.6 acres of undeveloped land in Northern Virginia, California and Texas for an aggregate of $38.4 million. We intend to develop up to 1,025 apartment homes on these parcels beginning in 2003.

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

        In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 establishes criteria to identify and assess a company’s interest in variable interest entities and for consolidating those entities. FIN 46 is currently effective for variable interest entities created or obtained after January 31, 2003, and will be effective for all variable interest entities for interim periods beginning after June 15, 2003. Our application of FIN 46 will not require the consolidation of any additional entities.

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

        Reportable Segments. FASB Statement No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”) establishes standards for reporting financial and descriptive information about an enterprise’s reportable segments. We have determined that we have one reportable segment, with activities related to the ownership, development, construction and management of multifamily communities. Our apartment communities generate rental revenue and other income through the leasing of apartment homes, which comprised 96%, 96% and 97% of our total consolidated revenues for the years ended December 31, 2002, 2001 and 2000, respectively. Although our multifamily communities are geographically diversified throughout the United States, management evaluates operating performance on an individual property level. Where appropriate, we provide information about our real estate portfolio on a geographic basis in order to illustrate the concentration of market risk associated with our portfolio.

        Operating Partnership and Minority Interests. Approximately 25% of our multifamily apartment units at December 31, 2002 were held in Camden Operating, L.P. This operating partnership has issued both common and preferred limited partnership units. As of December 31, 2002, we held 83.1% of the common limited partnership units and the sole 1% general partnership interest of the operating partnership. The remaining 15.9% of the common limited partnership units are primarily held by former officers, directors and investors of Paragon Group, Inc., which we acquired in 1997. Each common limited partnership unit is redeemable for one common share of Camden or cash at our election. Holders of common limited partnership units are not entitled to rights as shareholders prior to redemption of their common limited partnership units. No member of our management owns common limited partnership units and only two of our eight trust managers own common limited partnership units.

        Our operating partnership has issued $100 million of 8.5% Series B Cumulative Redeemable Perpetual Preferred Units and $53 million of 8.25% Series C Cumulative Redeemable Perpetual Preferred Units. Distributions on the preferred units are payable quarterly in arrears. The preferred units are redeemable for cash by the operating partnership beginning in 2004 at par plus the amount of any accumulated and unpaid distributions. The preferred units are convertible beginning in 2009 by the holder into corresponding Series B or C Cumulative Redeemable Perpetual Preferred Shares. The preferred units are subordinate to present and future debt.

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

        Restricted Cash. Restricted cash consists of escrow deposits held by lenders for property taxes, insurance and replacement reserves, and cash required to be segregated for the repayment of residents’ security deposits. Substantially all restricted cash is invested in demand and short-term instruments.

        Real Estate Assets, at Cost. Real estate assets are carried at cost plus capitalized carrying charges. Expenditures related to the development, acquisition and improvement of real estate assets, excluding internal costs relating to acquisitions, are capitalized at cost as land, buildings and improvements. All construction and carrying costs are capitalized and reported on the balance sheet in “Properties under development, including land” until individual buildings are substantially completed. Upon substantial completion of each building, the total cost of that building and the associated land is transferred to “Buildings and improvements” and “Land”, respectively, and the assets are depreciated over their estimated useful lives using the straight line method of depreciation.

        If an event or change in circumstance indicates a potential impairment in the value of a property has occurred, our policy is to assess any potential impairment by making a comparison of the current and projected operating cash flows for such property over its remaining useful life, on an undiscounted basis, to the carrying amount of the property. If such carrying amounts were in excess of the estimated projected operating cash flows of the property, we would recognize an impairment loss equivalent to an amount required to adjust the carrying amount to its estimated fair market value.

        On January 1, 2002, we adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” which requires that the assets and results of operations of any communities which have been sold during 2002, or otherwise qualify as held for sale, be presented as discontinued operations in our consolidated financial statements in both current and prior periods presented. Real estate to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Depreciation expense is not recorded during the period in which such assets are considered held for sale.

        We capitalized $33.7 million and $26.7 million in 2002 and 2001, respectively, of renovation and improvement costs which we believe extended the economic lives and enhanced the earnings of the related assets. Capital expenditures are capitalized and depreciated over their useful lives, which range from 3 to 20 years. Capital expenditures for 2002 included $6.3 million of non-recurring expenditures associated with signage implemented as part of our branding initiatives. Expenditures for signage represent fixed assets which are being depreciated over ten years, as we believe that the new signage should provide long term benefits to us.

        Carrying charges, principally interest and real estate taxes, of land under development and buildings under construction are capitalized as part of properties under development and buildings and improvements to the extent that such charges do not cause the carrying value of the asset to exceed its net realizable value. Capitalized interest was $10.9 million in 2002, $10.9 million in 2001 and $15.3 million in 2000. Capitalized real estate taxes were $2.0 million in 2002, $2.3 million in 2001 and $2.9 million in 2000. All operating expenses, excluding depreciation, associated with occupied apartment homes for properties in the development and leasing phase are expensed against revenues generated by those apartment homes. Upon substantial completion, all apartment homes are considered operating and we begin expensing all items that were previously considered carrying costs.

        All initial buildings and improvements costs are depreciated over their remaining estimated useful lives of 5 to 35 years using the straight line method. Capital improvements, including carpet, appliances and HVAC unit replacements, subsequent to initial construction are depreciated over their expected useful lives of 3 to 20 years using the straight line method.

        Property operating and maintenance expenses included repairs and maintenance expenses which totaled $26.9 million in 2002, $26.5 million in 2001 and $27.0 million in 2000. Costs recorded as repairs and maintenance include all costs which do not alter the primary use, extend the expected useful life or improve the safety or efficiency of the related asset. Our largest repair and maintenance expenditures related to landscaping, interior painting and carpet repairs.

        Other Assets, Net. Other assets in our consolidated financial statements include deferred financing costs, non-real estate leasehold improvements and equipment, prepaid expenses and other miscellaneous receivables. Deferred financing costs are amortized over the terms of the related debt on the straight line method, which approximates the effective interest method. Leasehold improvements and equipment are depreciated on the straight line method over the shorter of the expected useful lives or the lease terms which range from 3 to 10 years. Accumulated depreciation and amortization for such assets totaled $16.9 million in 2002 and $12.4 million in 2001.

        Income Recognition. Our rental and other property income is recorded when due from residents and is recognized monthly as it is earned. Other property income primarily consists of utility rebillings, and administrative, application and other transactional fees charged to our residents. Our apartment homes are rented to residents on lease terms generally ranging from six to thirteen months, with monthly payments due in advance. Interest, fee and asset management and all other sources of income are recognized as earned. Two of our properties are subject to rent control or rent stabilization. Operations of apartment properties acquired are recorded from the date of acquisition in accordance with the purchase method of accounting. In management’s opinion, due to the number of residents, the type and diversity of submarkets in which the properties operate, and the collection terms, there is no concentration of credit risk.

        Third Party Construction Services. Our construction division performs construction management and general contracting services for our internally developed construction pipeline, as well as for third parties. Income from these third party projects is recognized on a percentage-of-completion basis. For projects where our fee is based on a fixed price, any cost overruns, as compared to the original budget, incurred during construction will reduce the fee generated on those projects. For any project where cost overruns are expected to be in excess of the fee generated on the project, we will recognize the total projected loss in the period in which the loss is first estimated. See Note 7 for further discussion of our third party construction services.

        Reclassifications. Certain reclassifications have been made to amounts in prior year financial statements to conform with current year presentations.

        Recent Accounting Pronouncements. In June 2001, FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, which is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The adoption of SFAS No. 142 did not have a material impact on our financial position, results of operations, or cash flows.

        In June 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, which is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of SFAS No. 143 will not have a material impact on our financial position, results of operations or cash flows.

        In August 2001, FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long- Lived Assets”, which is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS No. 144 did not have a material impact on our financial position, results of operations or cash flows. See further discussion of our accounting for discontinued operations in Note 5.

        In April 2002, FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”, which is effective for fiscal years beginning after May 15, 2002. Among other corrections, SFAS No. 145 requires gains and losses from the extinguishment of debt to be classified as extraordinary only if they meet the criteria set forth in Accounting Principles Board Opinion No. 30. Our adoption of SFAS No. 145 will not have a material impact on our financial position, results of operations or cash flows.

        In June 2002, FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. Our adoption of SFAS No. 146 will not have a material impact on our financial position, results of operations or cash flows.

        In December 2002, FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, which is effective for fiscal years ending after December 15, 2002. SFAS No. 148 amends SAFS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The adoption of SFAS No. 148 will not have a material impact on our financial position, results of operations or cash flows. See further discussion of our accounting for stock-based compensation in Note 10.

        In November 2002, FASB issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for periods ending after December 15, 2002. Our application of FIN 45 will not have a material impact on our financial position, results of operations or cash flows.

3.   Income Taxes

        We have maintained and intend to maintain our election as a REIT under the Internal Revenue Code of 1986, as amended. As a result, we generally will not be subject to federal taxation to the extent we distribute 90% (95% prior to 2001) of our REIT taxable income to our shareholders and satisfy certain other requirements. Accordingly, no provision for federal income taxes from REIT operations has been included in the accompanying consolidated financial statements. If we fail to qualify as a REIT in any taxable year, then we will be subject to federal income taxes at regular corporate rates, including any applicable alternative minimum tax. Taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to applicable federal, state and local income taxes.

        The following table reconciles net income to common shareholders to REIT taxable income for the years ended December 31, 2002, 2001 and 2000 :

(In thousands)

	Year Ended December 31,

	2002	2001	2000

Net income to common shareholders	$74,612	$58,747	$65,053
Net loss of taxable REIT subsidiaries included above	4,034	3,525	--

Net income from REIT operations	78,646	62,272	65,053
Book depreciation and amortization, including discontinued operations	105,043	101,639	96,966
Tax depreciation and amortization	(89,734)	(81,687)	(77,284)
Book/tax difference on gains/losses from capital transactions	(1,642)	5,374	7,254
Other book/tax differences, net	(3,919)	(2,099)	3,030

REIT taxable income	88,394	85,499	95,019
Dividends paid deduction	(103,441)	(102,757)	(96,198)

Dividends paid in excess of taxable income	$(15,047)	$(17,258)	$(1,179)

A schedule of per share distributions we paid and reported to our shareholders is set forth in the following tables:

	Year Ended December 31,

	2002	2001	2000

Common Share Distributions
Ordinary income	$1.85	$2.31	$1.71
20% Long-term capital gain	0.46	0.11	0.11
25% Sec. 1250 capital gain	0.23	0.02	0.43

Total	$2.54	$2.44	$2.25

Percentage of distributions representing tax preference items	9.491	10.773	12.090%

Preferred Share Dividends
Ordinary income		$1.24	$1.71
20% Long-term capital gain		0.06	0.11
25% Sec. 1250 capital gain		0.01	0.43

Total		$1.31	$2.25

4.   Earnings Per Share

        Basic earnings per share is computed using income from continuing operations and the weighted average number of common shares outstanding. Diluted earnings per share reflects common shares issuable from the assumed conversion of common share options and awards granted, preferred shares, units convertible into common shares and convertible subordinated debentures. Only those items that have a dilutive impact on our basic earnings per share are included in diluted earnings per share. For the year ended December 31, 2001, 1.9 million units convertible into common shares were not included in the diluted earnings per share calculated as they were not dilutive.

        The following table presents information necessary to calculate basic and diluted earnings per share for the periods indicated:

(In thousands, except per share amounts)

	Year Ended December 31,

	2002	2001	2000

BASIC EARNINGS PER SHARE
Weighted average common shares outstanding	40,441	39,796	38,112

Income from continuing operations per share - basic	$1.05	$1.41	$1.64

DILUTED EARNINGS PER SHARE
Weighted average common shares outstanding	40,441	39,796	38,112
Shares issuable from assumed conversion of:
Common share options and awards outstanding	1,313	1,234	729
Units convertible into common shares	2,462	573	2,547

Weighted average common shares outstanding, as adjusted	44,216	41,603	41,388

Income from continuing operations per share - diluted	$1.00	$1.35	$1.57

EARNINGS FOR BASIC AND DILUTED COMPUTATION
Income from continuing operations	$42,513	$58,687	$71,833
Preferred share dividends	--	(2,545)	(9,371)

Income from continuing operations (basic EPS)	42,513	56,142	62,462
Income allocated to units convertible into common shares	1,807	--	2,461

Income from continuing operations, as adjusted (diluted EPS)	$44,320	$56,142	$64,923

5.   Discontinued Operations

        The components of net income that are presented as discontinued operations include net operating income, depreciation and property specific interest expense, if any. In addition, the net gain or loss on the disposal of communities will be presented in discontinued operations when recognized. The operating results of discontinued operations related to properties held through our investment in joint ventures that are subsequently sold will continue to be reported in “Equity in income of joint ventures.”

        Due to our continuing involvement in the operations of two properties sold during 2002 through ongoing management agreements, the operating results of these communities continued to be included in continuing operations. The operating results of the three properties included in discontinued operations for the three years ended December 31, 2002 are as follows:

(In thousands)

	Year Ended December 31,

	2002	2001	2000

Total property income	$8,944	$8,955	$8,394
Total property expenses	(4,025)	(3,865)	(3,787)

Net operating income	4,919	5,090	4,607
Depreciation	(1,785)	(2,097)	(2,016)

Income from discontinued operations	$3,134	$2,993	$2,591

6. Investments in Joint Ventures

        In June 1998, we completed a transaction in which Camden USA, Inc., one of our wholly owned subsidiaries, and TMT-Nevada, LLC, a wholly owned subsidiary of a private pension fund, formed Sierra- Nevada Multifamily Investments, LLC (“Sierra-Nevada”). We entered into this transaction to reduce our market risk in the Las Vegas area. In this transaction, we transferred to Sierra-Nevada 19 apartment communities containing 5,119 apartment homes for an aggregate of $248 million. TMT-Nevada holds an

80% interest in Sierra-Nevada and Camden USA holds the remaining 20% interest. At December 31, 2002, Sierra-Nevada owned 18 apartment communities with 4,619 apartment homes, had total assets of $207.8 million and had secured debt totaling $175.6 million.

        In April 1998, we acquired, through one of our wholly owned subsidiaries, a 50% interest in Denver West Apartments, LLC, which owns Camden Denver West, a 320 apartment home community located in Denver, Colorado. The remaining 50% interest is owned by a private investor.

        In April 1997, we acquired, through our operating partnership, a 44% interest in Paradim, Inc. The remaining interest was held by unaffiliated private investors. During 2001, our investment in Paradim, Inc. was liquidated after all the assets, consisting of three apartment communities with 1,264 apartment homes were sold. Our portion of the gains recognized from these sales totaled $6.6 million and is included in “Equity in income of joint ventures” for the year then ended.

        The joint ventures discussed above are all accounted for under the equity method. The joint ventures in which we have an interest have been funded with secured, non-recourse debt. We are not committed to any additional funding in relation to our joint ventures. See discussion of principles of consolidation in Note 2.

7.   Third Party Construction Services

        Our construction division performs services for our internally developed construction pipeline, as well as construction management and general contracting services for third parties. We are currently under contract with third parties on projects ranging from $2.2 million to $19.7 million in construction costs. We earn fees on these projects ranging from 3% to 7% of the total contracted construction cost which we recognize when they are earned. Fees earned from third party construction projects totaled $2.7 million, $2.6 million and $800,000 for the years ended December 31, 2002, 2001 and 2000, respectively, and are included in the revenues section of our consolidated statements of operations under “Fee and asset management.” For projects where our fee is based on a fixed price, any cost overruns, as compared to the original budget, incurred during construction will reduce the fee generated on those projects. For any project where cost overruns are expected to be in excess of the fee generated on the project, we will recognize the total loss in the period in which the loss is first estimated.

8.   Investments in Third Party Development Properties

        In addition to providing construction services to third parties, for selected properties in markets where we are interested in making investments, we may provide financing for a portion of the project costs. In connection with this program, we entered into agreements to develop, construct, and manage multifamily projects for unaffiliated third parties. We provided financing for a portion of each project in the form of a note receivable. Interest on these notes accrued at 10% annually and was recognized as earned. These notes were secured by second liens on the assets and partial guarantees by the third party owner. At December 31, 2001, our investments in third party development properties totaled $70.0 million. We had no investments in third party development properties at December 31, 2002.

        During 2002, we purchased four properties, which we had previously developed for our third party customers, for an aggregate of $157.7 million, as we believe these investments fit our diversification strategy: Camden Bay which was completed and stabilized operations during 2001, Camden Ybor City which was completed during the first quarter 2002 and is expected to stabilize operations during 2003 and Camden Tuscany and Camden Sierra at Otay Ranch which are both currently under development. We expect to complete the construction and stabilize operations of these two development properties in early 2004.

        The owners of these properties had equity at risk sufficient enough to cover the costs associated with managing the development, construction and operation of these properties. The invested equity for all projects ranged from 6% to 10% of construction costs. The fees earned from all investments totaled $1.7 million, $2.2 million and $2.2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

        During 2001, we purchased one completed and stabilized third party development project and three projects which were in the pre-development stage, as they fit our diversification strategy. All net fees and interest, totaling $1.0 million, previously recognized on the pre-development projects were reversed at the time of purchase.

9.   Notes Payable

        The following is a summary of our indebtedness:

(In thousands)

	December 31,

	2002	2001

Unsecured line of credit and short term borrowings	$96.0	$157.0

Senior unsecured notes
7.03% Notes, due 2003	50.0	50.0
7.14% Notes, due 2004	199.7	199.4
7.11% - 7.28% Notes, due 2006	174.4	174.2
5.98% Notes, due 2007	149.3	--
6.77% Notes, due 2010	99.9	99.9
7.69% Notes, due 2011	149.4	149.4
5.93% Notes, due 2012	199.1	--

	1,021.8	672.9
Medium term notes
6.68% - 6.74% Notes, due 2002	--	34.5
6.88% - 7.17% Notes, due 2004	30.0	30.0
7.63% Notes, due 2009	15.0	15.0
6.79% Notes, due 2010	14.5	14.5

	59.5	94.0

Total unsecured notes	1,177.3	923.9

Secured notes
7.10% - 8.50% Conventional Mortgage Notes, due 2003 - 2009	150.0	182.5
2.23% - 7.29% Tax-exempt Mortgage Notes, due 2025-2032	99.7	100.6

	249.7	283.1

Total notes payable	$1,427.0	$1,207.0

Floating rate debt included in unsecured line of credit (2.00% - 2.25%)	$96.0	$157.0
Floating rate tax-exempt debt included in secured notes (2.23% - 3.46%)	78.4	62.0
Net book value of real estate assets subject to secured notes	399.6	440.3

        In August 2002, we entered into a new line of credit for $500 million, replacing our previous credit facility, which totaled $420 million. The new line includes 19 banks, eight of which are new to our unsecured facility, and matures in August 2006. The scheduled interest rate is currently based on spreads over LIBOR or Prime. The scheduled interest rate spreads are subject to change as our credit ratings change. Advances under the line of credit may be priced at the scheduled rates, or we may enter into bid rate loans with participating banks at rates below the scheduled rates. These bid rate loans have terms of six months or less and may not exceed the lesser of $250 million or the remaining amount available under the line of credit. The line of credit is subject to customary financial covenants and limitations. The new line of credit will provide us with additional liquidity to pursue development and acquisition opportunities, as well as lower our overall cost of funds and contains financial covenant requirements that are more favorable to us. At year end, we were in compliance with all covenants and limitations. The weighted average balance outstanding on the unsecured lines of credit during the year ended December 31, 2002 was $208.9 million, with a maximum outstanding balance of $332.0 million.

        Our new line of credit provides us with the ability to issue up to $100 million in letters of credit. While our issuance of letters of credit does not increase our borrowings outstanding under our line, it does reduce the amount available to us. At December 31, 2002 we had outstanding letters of credit totaling $1.3 million.

        As an alternative to our unsecured line of credit, we from time to time borrow using competitively bid unsecured short-term notes with lenders who may or may not be a part of the unsecured line of credit bank group. Such borrowings vary in term and pricing and are typically priced at interest rates below those available under the unsecured line of credit.

        As of December 31, 2002, we had $402.7 million available under our unsecured line of credit and $85.5 million available under our $750 million universal shelf registration. Subsequent to year end, we filed a universal shelf registration statement providing for the issuance of an additional $1.0 billion in debt securities, preferred shares, common shares or warrants.

        The following table summarizes our unsecured notes payable issued during 2002 from our $750 million universal shelf registration:

Type and Amount	Month of Issuance	Terms	Coupon Rate	Maturity Date	Interest Paid	Proceeds, Net of Costs

					June 1 and
$150.0 million senior unsecured notes	06/02	Interest only	5.875%	06/01/07	December 1	$148.4 million
					May 30 and
$200.0 million senior unsecured notes	11/02	Interest only	5.875%	11/30/12	November 30	$197.8 million

        We may redeem the notes at any time at a redemption price equal to the principal amount and accrued interest, plus a make-whole provision. The notes are direct, senior unsecured obligations and rank equally with all other unsecured and unsubordinated indebtedness. We used the net proceeds to reduce indebtedness outstanding under our unsecured line of credit.

        During 2002, we paid off $34.5 million of maturing medium-term notes. These notes had interest rates ranging from 6.68% to 6.74% and were repaid using proceeds available under our unsecured line of credit. Additionally, we paid off two conventional mortgage notes totaling $27.5 million which had a weighted average interest rate of 8.4%. We incurred a prepayment penalty of $234,000 in connection with repayment of one of the notes. We repaid these mortgages using proceeds available under our unsecured line of credit, as the interest rates on the line of credit are significantly lower than the rates on the mortgage notes. In addition to our repayments, we refinanced $18.0 million in tax exempt fixed rate mortgage notes which had a weighted average interest rate of 5.9%. The new tax exempt variable rate notes, which now total $17.1 million after repayment of $900,000, had a weighted average interest rate of 2.2% at December 31, 2002.

        At December 31, 2002, the weighted average interest rate on our floating rate debt was 2.6%.

        Our indebtedness, excluding our unsecured line of credit, had a weighted average maturity of 6.7 years. Scheduled repayments on outstanding debt, including our line of credit, at December 31, 2002 is as follows:

Year	Amount

2003	$67.2
2004	234.3
2005	61.0
2006	306.3
2007	165.5
2008 and thereafter	592.7

Total	$1,427.0

10.   Incentive and Benefit Plans

        We have elected to follow Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for our share-based compensation. Under APB No. 25, when the exercise price of share options equals the market price of our shares at the date of grant, no compensation expense is recorded. Restricted shares are recorded to compensation expense over the vesting periods based on the market value of the shares on the date of grant, and no compensation expense is recorded for our Employee Stock Purchase Plan (“ESPP”), as the ESPP is considered non-compensatory.

        As discussed in Note 1, in December 2002, FASB issued SFAS No. 148 which amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. We had adopted the disclosure-only provisions of SFAS No. 123, but beginning January 1, 2003, we will adopt the prospective method set forth in SFAS No. 148 in applying the provisions of SFAS No. 123. See our discussion of the pro forma impact of SFAS No. 123 on our results of operations in the “Fair Value Stock-Based Compensation” section of this note.

         Incentive Plan. During 2002, our Board of Trust Managers adopted, and our shareholders approved, the 2002 Share Incentive Plan of Camden Property Trust (the “2002 Share Plan”). Under the 2002 Share Plan, we may issue up to 10% of the total of (i) the number of our common shares outstanding at any time, plus (ii) the number of our common shares reserved for issuance upon conversion of securities convertible into or exchangeable for our common shares, plus (iii) the number of our common shares held as treasury shares. Compensation awards that can be granted under the 2002 Share Plan include various forms of incentive awards including incentive share options, non-qualified share options and restricted shares. The class of eligible persons that can receive grants of incentive awards under the 2002 Share Plan consists of non-employee trust managers, key employees, consultants, and directors as determined by the compensation committee of our Board of Trust Managers. The 2002 Share Plan does not have a termination date; however, no incentive share options will be granted under this plan after February 5, 2012.

        We also have a non-compensatory option plan (the “1993 Share Plan”) which was amended in 2000 by our shareholders and Board of Trust Managers. The terms and conditions of the 1993 Share Plan are very similar to the 2002 Share Plan, except that no incentive awards may be granted under the 1993 Share Plan after May 27, 2003. As the terms and conditions of the 1993 Share Plan and the 2002 Share Plan are similar, when the term “plan” is used in the following discussion, we are referring to the plan from which the incentive award was granted.

        Following are summaries of the activity of the 1993 Share Plan and the 2002 Share Plan for the three years ended December 31, 2002:

1993 Share Plan	Shares Available for Issuance	Options and Restricted Shares

	2002	2002	Weighted Average 2002 Price	2001	Weighted Average 2001 Price	2000	Weighted Average 2000 Price

Balance at January 1	1,262,424	3,292,816	$29.21	3,351,704	$28.30	3,311,705	$27.50
Current Year Share Adjustment (a)	57,192

Options
Granted	(510,000)	510,000	34.59	--		5,250	25.88
Exercised	--	(142,813)	28.15	(204,846)	29.65	(147,589)	29.22
Forfeited	333	(333)	24.88	(14,487)	26.11	(36,083)	27.09

Net Options	(509,667)	366,854		(219,333)		(178,422)

Restricted Shares
Granted	(294,555)	294,555	35.07	179,560	32.06	260,114	26.91
Forfeited	--	(15,025)	31.15	(19,115)	28.48	(41,693)	27.24

Net Restricted Shares	(294,555)	279,530		160,445		218,421

Balance at December 31	515,394	3,939,200	$30.96	3,292,816	$29.21	3,351,704	$28.30

Exercisable options at December 31		2,017,495	$31.32	1,991,231	$30.50	889,654	$28.78
Vested restricted shares at December 31		880,440	$27.12	756,661	$26.79	655,504	$25.56

(a)	Current year share adjustment reflects the impact of new common shares issued in 2002.

2002 Share Plan	Shares Available for Issuance	Options and Restricted Shares

	2002	2002	Weighted Average 2002 Price

Beginning shares available under 2002
Share Plan	5,169,004	--	$--
Options
Granted	(612,486)	612,486	36.87
Forfeited	19,031	(19,031)	36.87

Net Options	(593,455)	593,455

Balance at December 31	4,575,549	593,455	$36.87

There were no exercisable options or vested restricted shares under the 2002 Share Plan at December 31, 2002.

            Options. Options are exercisable, subject to the terms and conditions of the plan, in increments of 33.33% per year on each of the first three anniversaries of the date of grant. The plan provides that the exercise price of an option will be determined by the compensation committee of the Board on the day of grant and to date all options have been granted at an exercise price which equals the fair market value on the date of grant. Options exercised during 2002 were exercised at prices ranging from $24 to $33.76 per share.

        At December 31, 2002, options outstanding were at exercise prices ranging from $21.38 to $38.85 per share, and had a weighted average remaining contractual life of 6.2 years. The following is a detail of outstanding options at December 31, 2002:

Option Price	Total Options Outstanding	Vested Options Outstanding	Remaining Contractual Life

$21.38-$29.44	578,533	574,532	3.5 years
$30.75-$34.59	1,685,848	1,175,849	6.1 years
$36.87-$38.85	860,570	267,114	8.1 years

Total Options	3,124,951	2,017,495	6.2 years

        In 1998, in connection with the merger with Oasis, we assumed the Oasis stock incentive plans. We converted all unexercised Oasis stock options issued under the former Oasis stock incentive plans into options to purchase Camden common shares. The options are exercisable at prices ranging from $28.66 to $33.76 per share. All of the Oasis options became fully vested upon conversion, and have a weighted average remaining contractual life of three years. As of December 31, 2002, there were 363,897 Oasis options outstanding, which are exercisable at prices ranging from $28.66 to $32.28 per share.

         Fair Value Stock-Based Compensation. The fair value of each option granted is estimated on the date of grant utilizing the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2002 and 2000, respectively: risk-free interest rates of 5.1% and 6.6%, expected life of ten years, dividend yield of 6.9% and 6.7%, and expected share volatility of 18.1% and 13.4%. The weighted average fair value of options granted in 2002 and 2000, respectively, was $2.24 and $2.54 per share. There were no options granted in 2001.

        If we applied the retroactive restatement method set forth in SFAS No. 148 in applying the provisions of SFAS No. 123 to our option grants and ESPP, our net income to common shareholders and related basic and diluted earnings per share would be as follows

(in thousands, except per share amounts):

	Year Ended December 31,
	2002	2001	2000

Net income to common shareholders	$74,009	58,310	$64,317
Net income to common shareholders per share - basic	$1.83	$1.47	$1.69
Net income to common shareholders per share - diluted	$1.71	$1.40	$1.62

        The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

         Restricted Shares. Restricted shares have vesting periods of up to ten years. The compensation cost for restricted shares is based on the market value of the shares on the date of grant. Restricted shares granted to non-employee trust managers have been awarded for their services as trust managers, and therefore, are accounted for on the same basis as all restricted share awards. During 2000, we accelerated vesting of 180,634 restricted shares, which had a weighted average price of $27.74, in connection with the successful implementation of our land development strategy.

         Employee Stock Purchase Plan. We have established an ESPP for all active employees, officers, and trust managers who have completed one year of continuous service. Participants may elect to purchase Camden common shares through payroll or trust manager fee deductions and/or through quarterly contributions. At the end of each six-month offering period, each participant’s account balance is applied to acquire common shares on the open market at 85% of the market value, as defined, on the first or last day of the offering period, whichever price is lower. Each participant must hold the shares purchased for nine months in order to receive the discount, and a participant may not purchase more than $25,000 in value of shares during any plan year, as defined. No compensation expense was recognized for the difference in price paid by employees and the fair market value of our shares at the date of purchase. There were 24,382, 28,747 and 35,900 shares purchased under the ESPP during 2002, 2001 and 2000, respectively. The weighted average fair value of ESPP shares purchased in 2002, 2001, and 2000 was $35.12, $35.80 and $28.67 per share, respectively. On January 2, 2003, 6,251 shares were purchased under the ESPP related to the 2002 plan year.

         Rabbi Trust. We have established a rabbi trust in which salary and bonus amounts awarded to certain officers under the share incentive plan and restricted shares awarded to certain officers and trust managers may be deposited. We account for the rabbi trust similar to a compensatory stock option plan. At December 31, 2002, approximately 1.4 million restricted shares were held in the rabbi trust. At December 31, 2002 and 2001, $5.2 million and $3.9 million, respectively, was required to be paid to us by plan participants upon the withdrawal of any deferred amounts from the trust, and is included in “Accounts receivable-affiliates” in our consolidated financial statements.

            401(k) Savings Plan. We have a 401(k) savings plan which is a voluntary defined contribution plan. Under the savings plan, every employee is eligible to participate beginning on the earlier of January 1 or July 1 following the date the employee has completed six months of continuous service with us. Each participant may make contributions to the savings plan by means of a pre-tax salary deferral which may not be less than 1% nor more than 60% of the participant’s compensation. The federal tax code limits the annual amount of salary deferrals that may be made by any participant. We may make matching contributions on the participant’s behalf up to a predetermined limit. The matching contributions made for the years ended December 31, 2002, 2001 and 2000 were $785,000, $891,000 and $656,000 respectively. A participant’s salary deferral contribution will always be 100% vested and nonforfeitable. A participant will become vested in our matching contributions 33.33% after one year of service, 66.67% after two years of service and 100% after three years of service. Administrative expenses under the savings plan were not material.

11.   Securities Repurchase Program

        In 1998, we began repurchasing our securities under a program approved by our Board of Trust Managers. The program allows us to repurchase or redeem up to $200 million of our securities through open market purchases and private transactions. In February 2002, our Board of Trust Managers approved repurchases or redemptions of an additional $50 million of securities, bringing the total to $250 million. Management consummates these repurchases and redemptions at the time when they believe that we can reinvest available cash flow into our own securities at yields which exceed those currently available on direct real estate investments. These repurchases were made and we expect that future repurchases, if any, will be made without incurring additional debt and, in management’s opinion, without reducing our financial flexibility. At December 31, 2002, we had repurchased approximately 8.8 million common shares and redeemed approximately 106,000 units convertible into common shares at a total cost of $243.6 million of which, $62.7 million was repurchased during 2002.

12.   Convertible Preferred Shares

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

13.   Technology Investments

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

        In the later part of 2001, many development stage technology companies either had discontinued operations, or were in the process of filing bankruptcy, including companies in which we had invested. All of the companies which we had invested in were having difficulties with revenue generation and cash flow, and if possible, were continually bringing in new investors, which substantially diluted our ownership position. Due to these circumstances, during 2001, management determined that the capital markets for these technology companies and the expected future cash flows from these investments made it difficult to support the carrying values of our investments. Therefore, during that year we recorded an impairment provision totaling $9.9 million, which represented our remaining carrying value at time of write-off of all technology initiatives. Of this amount, $5.1 million related to companies that have ceased operations or filed for bankruptcy. We continue to use the technology provided by several of the companies which are still operating to deliver services to our residents, which we believe achieve our goal of providing a quality living experience, which management believes should result in improved operational efficiency.

14.   Townhome Sales

        We have completed construction on 17 townhomes in the downtown Dallas area at a total cost of approximately $5.5 million. During 2002, we sold eight units at a total sales price of approximately $2.5 million. As of December 31, 2002, four units remained unsold. The unsold units had a carrying value of $1.5 million which we believe approximates their fair value, less costs to sell, at December 31, 2002. The proceeds received from townhome sales are included in other income in our consolidated statements of operations. Other expenses in our consolidated statements of operations includes the construction costs and marketing expenses associated with the townhomes sold during the year.

15.   Related Party Transactions

        Two of our executive officers have unsecured loans totaling $1.8 million with one of our taxable-REIT subsidiaries. The executives utilized amounts received from these loans to purchase our common shares in open market transactions at then current market prices in 1994. The loans mature in February 2004 and bear interest at the fixed rate of 5.23%. These unsecured loans are full recourse obligations of the officers and do not require any prepayments of principal until maturity.

        We perform property management services for properties owned by joint ventures in which we own an interest. Management fees earned on these properties amounted to $1.4 million, $1.5 million and $1.5 million for the years ended December 31, 2002, 2001, and 2000, respectively.

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

        Beginning in 2000, we invested approximately $1.4 million into BroadBand Residential Inc., a multi-unit owner-sponsored broadband company providing high-speed data services to multi-family residents, and invested approximately $2.1 million in Viva Group, Inc., an internet based company that provides online owner-renter matching services for the multi-family housing industry. One of our trust managers is a director, executive officer and significant shareholder of Viva. In connection with our investment in BroadBand Residential, we had the right to designate one member of its board of directors. We appointed one of our executive officers to fill that position and represent our interest. As described in Note 13, during 2001, we recorded an impairment charge for all technology investments, including our investment in Viva and BroadBand Residential. Additionally, during 2001 BroadBand Residential discontinued operations.

16.   Fair Value of Financial Instruments

        SFAS No. 107 “Disclosures about Fair Value of Financial Instruments” requires disclosure about fair value for all financial instruments, whether or not recognized, for financial statement purposes. Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2002 and 2001. Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we could obtain on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

        As of December 31, 2002 and 2001, management estimates that the carrying value of cash and cash equivalents, accounts receivable, notes receivable, accounts payable, accrued expenses and other liabilities and distributions payable are at amounts which reasonably approximate their fair value.

        Estimates of fair value of our notes payable are based upon interest rates available for the issuance of debt with similar terms and remaining maturities. As of December 31, 2002, the outstanding balance of fixed rate notes payable of $1,252.6 million had a fair value of $1,319.8 million. The outstanding balance of fixed rate notes payable at December 31, 2001 approximated fair value. The floating rate notes payable balance at December 31, 2002 and 2001 approximates fair value.

17.   Net Change in Operating Accounts

        The effect of changes in the operating accounts on cash flows from operating activities is as follows:

(In thousands)

	Year Ended December 31,

	2002	2001	2000

Decrease (increase) in assets:
Accounts receivable - affiliates	$(570)	$(839)	$(65)
Other assets, net	(6,720)	(5,333)	(950)
Restricted cash	1,387	(1,128)	237
Increase (decrease) in liabilities:
Accounts payable	22,624	(255)	(6,999)
Accrued real estate taxes	(1,695)	2,012	3,526
Accrued expenses and other liabilities	15,434	19,689	12,797

Change in operating accounts	$30,460	$14,146	$8,546

18.   Commitments and Contingencies

         Construction Contracts. As of December 31, 2002, we were obligated for approximately $27.2 million of additional expenditures on projects currently under development (a substantial amount of which we expect to be funded with debt).

         Lease Commitments. At December 31, 2002, we had long-term operating leases covering certain land, office facilities and equipment. Rental expense totaled $1.9 million in 2002, $1.9 million in 2001 and $1.6 million in 2000. Minimum annual rental commitments for the years ending December 31, 2003 through 2007 are $2.0 million, $1.8 million, $1.6 million, $1.3 million and $1.2 million, respectively, and $4.9 million in the aggregate thereafter.

         Employment Agreements. We have employment agreements with six of our senior officers, the terms of which expire at various times through August 20, 2004. Such agreements provide for minimum salary levels as well as various incentive compensation arrangements, which are payable based on the attainment of specific goals. The agreements also provide for severance payments in the event certain situations occur such as termination without cause or a change of control. The severance payments vary based on the officer’s position and amount to one times the current salary base for four of the officers and 2.99 times the average annual compensation over the previous three fiscal years for the two remaining officers. Six months prior to expiration, unless notification of termination is given by the senior officers, these agreements extend for one year from the date of expiration.

    Contingencies.        Prior to our merger with Oasis, Oasis had been contacted by certain regulatory agencies with regards to alleged failures to comply with the Fair Housing Amendments Act (the “Fair Housing Act”) as it pertained to nine properties (seven of which we currently own) constructed for first occupancy after March 31, 1991. On February 1, 1999, the Justice Department filed a lawsuit against us and several other defendants in the United States District Court for the District of Nevada alleging (1) that the design and construction of these properties violates the Fair Housing Act and (2) that we, through the merger with Oasis, had discriminated in the rental of dwellings to persons because of handicap. The complaint requests an order that (i) declares that the defendant’s policies and practices violate the Fair Housing Act; (ii) enjoins us from (a) failing or refusing, to the extent possible, to bring the dwelling units and public use and common use areas at these properties and other covered units that Oasis has designed and/or constructed into compliance with the Fair Housing Act, (b) failing or refusing to take such affirmative steps as may be necessary to restore, as nearly as possible, the alleged victims of the defendants alleged unlawful practices to positions they would have been in but for the discriminatory conduct and (c) designing or constructing any covered multi-family dwellings in the future that do not contain the accessibility and adaptability features set forth in the Fair Housing Act; and requires us to pay damages, including punitive damages, and a civil penalty.

        With any acquisition, we plan for and undertake renovations needed to correct deferred maintenance, life/safety and Fair Housing matters. On January 30, 2001, a consent decree was ordered and executed in the above Justice Department action. Under the terms of the decree, we were ordered to make certain retrofits and implement certain educational programs and fair housing advertising. These changes are to take place over five years. The costs associated with complying with the decree have been accrued for, and are not material to our consolidated financial statements.

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

19.   Quarterly Financial Data (unaudited)

        Summarized quarterly financial data for the years ended December 31, 2002 and 2001 are as follows:

(In thousands, except per share amounts)

	First	Second	Third	Fourth		Total

2002:
Revenues	$101,697	$101,753	$104,229	$103,304		$410,983
Income before extraordinary charge	13,982	12,117	10,469	38,278		74,846
Net income to common shareholders	13,982	12,117	10,235	38,278		74,612
Net income to common shareholders per share - basic	0.34	0.30	0.25	0.98	(a)	1.84
Net income to common shareholders per share - diluted	0.32	0.28	0.24	0.93	(a)	1.73

2001:
Revenues	$100,696	$102,317	$104,693	$103,821		$411,527
Income before extraordinary charge	18,544	17,136	18,484	7,516		61,680
Net income to common shareholders	16,201	16,934	18,096	7,516		58,747
Net income to common shareholders per share - basic	0.43	0.43	0.44	0.18	(b)	1.48
Net income to common shareholders per share - diluted	0.41	0.40	0.42	0.18	(b)	1.41

(a)	Includes a $29,199, or $0.74 basic and $0.71 diluted, impact related to the gain on sale of discontinued operations.
(b)	Includes a $(8,774), or $(0.22) basic and $(0.21) diluted impact related to an impairment provision for technology investments

20.   Price Range of Common Shares (unaudited)

        The high and low sales prices per share of our common shares, as reported on the New York Stock Exchange composite tape, and distributions per share declared for the quarters indicated were as follows:

	High	Low	Distributions

2002 Quarters:
First	$39.20	$34.59	$0.635
Second	41.54	36.81	0.635
Third	37.25	30.80	0.635
Fourth	34.35	29.74	0.635

2001 Quarters:
First	$33.29	$31.07	0.61
Second	36.70	32.72	0.61
Third	39.32	35.92	0.61
Fourth	37.51	34.32	0.61

CAMDEN PROPERTY TRUST COMPARATIVE SUMMARY OF SELECTED FINANCIAL AND PROPERTY DATA

(In thousands, except per share amounts)
	Year Ended December 31,
	2002	2001	2000	1999	1998(a)

Revenues
Rental income	$365,883	$365,973	$356,396	$333,482	$292,862
Other property income	30,622	28,692	26,351	21,476	17,472

Total property income	396,505	394,665	382,747	354,958	310,334
Fee and asset management	6,264	7,745	6,537	6,492	2,619
Other income	8,214	9,117	5,823	1,924	2,250

Total revenues	410,983	411,527	395,107	363,374	315,203
Expenses
Property operating and maintenance	108,915	103,154	100,511	95,794	85,889
Real estate taxes	41,005	39,760	38,125	35,451	30,553

Total property expenses	149,920	142,914	138,636	131,245	116,442
Property management	10,027	9,510	9,358	9,372	8,243
Fee and asset management	2,499	2,016	1,370	1,254	1,090
General and administrative	14,439	12,521	13,706	10,471	7,975
Impairment provision for technology investments	--	9,864	--	--	--
Other expenses	2,790	1,511	--	--	--
Interest	71,499	69,841	69,036	57,856	50,467
Depreciation and amortization	103,342	99,563	94,950	87,587	76,229

Total expenses	354,516	347,740	327,056	297,785	260,446

Income from continuing operations before gain on sale of
properties, equity in income of joint ventures and
minority interests	56,467	63,787	68,051	65,589	54,757
Gain on sale of properties	359	2,372	18,323	2,979	--
Equity in income of joint ventures	366	8,527	765	683	1,312
Income allocated to minority interests
Distributions on units convertible into perpetual
preferred shares	(12,872)	(12,872)	(12,845)	(8,278)	--
Income allocated to units convertible into common shares	(1,807)	(3,127)	(2,461)	(2,014)	(1,322)

Income from continuing operations	42,513	58,687	71,833	58,959	54,747
Income from discontinued operations	3,134	2,993	2,591	2,664	2,586
Gain on sale of discontinued operations	29,199	--	--	--	--

Income before extraordinary charge	74,846	61,680	74,424	61,623	57,333
Extraordinary charge (early retirement of debt)	(234)	(388)	--	--	--

Net income	74,612	61,292	74,424	61,623	57,333
Preferred share dividends	--	(2,545)	(9,371)	(9,371)	(9,371)

Net income to common shareholders	$74,612	$58,747	$65,053	$52,252	$47,962

Earnings per share - basic
Income from continuing operations	$1.05	$1.41	$1.64	$1.20	$1.10
Income from discontinued operations, including gain on sale	0.80	0.08	0.07	0.07	0.06
Extraordinary charge (early retirement of debt)	(0.01)	(0.01)	--	--	--

Net income to common shareholders	$1.84	$1.48	$1.71	$1.27	$1.16

Earnings per share - diluted
Income from continuing operations	$1.00	$1.35	$1.57	$1.17	$1.06
Income from discontinued operations, including gain on sale	0.73	0.07	0.06	0.06	0.06
Extraordinary charge (early retirement of debt)	(0.00)	(0.01)	--	--	--

Net income to common shareholders	$1.73	$1.41	$1.63	$1.23	$1.12

Distributions declared per common share	$2.54	$2.44	$2.25	$2.08	$2.02
Weighted average number of common shares outstanding	40,441	39,796	38,112	41,236	41,174
Weighted average number of common and common
dilutive equivalent shares outstanding	44,216	41,603	41,388	44,291	44,183

CAMDEN PROPERTY TRUST COMPARATIVE SUMMARY OF SELECTED FINANCIAL AND PROPERTY DATA (CONTINUED)

(In thousands, except per share amounts)
	Year Ended December 31,
	2002	2001	2000	1999	1998(a)

Balance Sheet Data (at end of year)
Real estate assets	$3,035,970	$2,823,530	$2,719,234	$2,678,034	$2,487,942
Accumulated depreciation	(498,776)	(422,154)	(326,723)	(253,545)	(167,560)
Total assets	2,609,899	2,449,665	2,430,881	2,487,932	2,347,982
Notes payable	1,427,016	1,207,047	1,138,117	1,165,090	1,002,568
Minority interests	200,729	206,079	210,377	196,852	71,783
Convertible subordinated debentures	--	--	1,950	3,406	3,576
Shareholders' equity	$839,453	$918,251	$974,183	$1,016,675	$1,170,388

Common shares outstanding	39,214	40,799	38,129	39,093	43,825

Other Data
Cash flows provided by (used in):
Operating activities	$184,924	$195,767	$166,436	$164,021	$138,419
Investing activities	(223,819)	(119,627)	(15,751)	(220,571)	(55,013)
Financing activities	36,121	(77,897)	(151,266)	(56,420)	(84,227)
Funds from operations (b)	150,338	157,840	156,274	152,369	137,996

Property Data
Number of operating properties (at end of year)
Included in continuing operations	143	142	142	150	146
Included in discontinued operations	--	3	3	3	3

Number of operating apartment homes (at end of year)
Included in continuing operations	50,790	50,021	50,012	51,987	49,986
Included in discontinued operations	--	1,324	1,324	1,324	1,324

Number of operating apartment homes (weighted average)
Included in continuing operations	45,465	44,164	45,177	44,282	41,087
Included in discontinued operations	1,285	1,324	1,324	1,324	1,324

Weighted average monthly total property income
per apartment home	$727	$745	$706	$668	$629
Properties under development (at end of period)	4	2	3	6	14

(a)	Effective April 1, 1998 we acquired Oasis Residential, Inc.
(b)	Management considers FFO to be an appropriate measure of the performance of an equity REIT. The National Association of Real Estate Investment Trusts ("NAREIT") currently defines FFO as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. In addition, extraordinary or unusual items, along with significant non-recurring events that materially distort the comparative measure of FFO are typically disregarded in its calculation. Our definition of diluted FFO also assumes conversion at the beginning of the period of all convertible securities, including minority interests, which are convertible into common equity. We believe that in order to facilitate a clear understanding of our consolidated historical operating results, FFO should be examined in conjunction with net income as presented in the consolidated financial statements and data included elsewhere in this report. FFO is not defined by generally accepted accounting principles. FFO should not be considered as an alternative to net income as an indication of our operating performance or to net cash provided by operating activities as a measure of our liquidity. Further, FFO as disclosed by other REIT's may not be comparable to our calculation. See our reconciliation of net income to common shareholders to FFO in Management's Discussion and Analysis.