Form 10-K, Exhibit 13
period 2003-12-31
CAMDEN PROPERTY TRUST
filed 2004-03-12
CIK 906345

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

o	the results of our efforts to implement our property development, construction and acquisition strategies;
o	the effects of economic conditions, including rising interest rates;
o	our ability to generate sufficient cash flows;
o	the failure to qualify as a real estate investment trust;
o	the costs of our capital and debt;
o	changes in our capital requirements;
o	the actions of our competitors and our ability to respond to those actions;
o	the performance of our mezzanine financing program;
o	changes in governmental regulations, tax rates and similar matters; and
o	environmental uncertainties and disasters.

        Do not rely on these forward-looking statements, which only represent our estimates and assumptions as of the date of this report. We assume no obligation to update or revise any forward-looking statement.

Business

        Camden Property Trust is a real estate investment trust (“REIT”) and, with our subsidiaries, reports as a single business segment with activities related to the ownership, development, construction and management of multifamily apartment communities. As of December 31, 2003, we owned interests in, operated or were developing 146 multifamily properties containing 52,346 apartment homes located in ten states. Two of our newly developed multifamily apartment properties containing 786 apartment homes were in lease-up at year end. Two of our multifamily properties containing 1,002 apartment homes were under development at December 31, 2003, including 464 apartment homes owned through a joint venture. Additionally, we have several sites that we intend to develop into multifamily apartment communities.

        Our 2003 results reflect the difficult operating fundamentals in our industry, including an oversupply of multifamily housing; low interest rates on mortgage debt, which continue to make home purchases attractive; and a slow economic recovery. During 2003, apartment turnover due to home purchases was at the highest level in our history. Despite these challenges, overall occupancy in our portfolio increased during 2003. The increase in occupancy was achieved in part by offering higher concessions in many of our markets. As a result, we experienced a 1.3% decline in revenues from our same-store communities during the year. Total revenues for 2003 increased slightly as income from newly developed communities offset the decline in revenues from our same-store communities and 2002 dispositions.

        We continued to focus on expense control in 2003. Expenses at our same-store communities increased 4.7% during 2003, after increasing only 1.1% in 2002. The increase in 2003 expenses was driven by increases in property insurance expense, real estate taxes, repair and maintenance costs and normal increases in employee related expenses. We were able to take advantage of the lower interest rate environment in 2003, and these savings should continue, as we replace maturing debt with new lower cost debt.

        Although we expect 2004 to remain a challenging economic environment, we believe we are well positioned for growth. Our average borrowing costs should continue to decline as a result of the replacement of higher priced maturing debt. Additionally, our operating results should be positively impacted by the increase in the occupancy levels of our portfolio and, increases in contributions from our California and Houston development properties.

Property Update

        During 2003, stabilization was achieved at three communities totaling 878 apartment homes as follows: Camden Ybor City in Tampa, Florida, a 454 apartment home community that was acquired in the second quarter of 2002; Camden Vineyards in Murrieta, California, which completed construction of 264 apartment homes in the fourth quarter of 2002; and Camden Tuscany in San Diego, California, which completed construction of 160 apartment homes in the third quarter of 2003. We consider a property stabilized once it reaches 90% occupancy, or generally one year from opening the leasing office, with some allowances for larger than average properties.

        During 2003, we also completed construction of Camden Sierra at Otay Ranch, a 422 apartment home community located in Chula Vista, California, which we expect will stabilize operations during the first quarter of 2004, and Camden Oak Crest, a 364 apartment home community in Houston, Texas, which we expect will stabilize operations during the second quarter of 2004. Additionally, we continued construction at Camden Harbor View, a 538 apartment home community in Long Beach, California, which we expect to complete and stabilize in 2004. We also began construction on one property, Camden Westwind, a 464 apartment home community in Ashburn, Virginia. This property is owned by a joint venture in which we own a 20% interest.

        As of December 31, 2003, we had operating properties in 16 markets. No single market contributed more than 15% of our net operating income for the year then ended. For the year ended December 31, 2003, Houston, Dallas and Las Vegas contributed 14.4%, 13.9% and 13.8%, respectively, of our net operating income. We continually evaluate our portfolio to ensure appropriate geographic diversification in order to manage our risk of market concentration. We seek to selectively dispose of assets that management believes are highly capital intensive, have a lower projected net operating income growth rate than the overall portfolio, or no longer conform to our operating and investment strategies. In connection with this strategy, three communities with 482 apartment homes, which were held through joint ventures, were sold during 2003.

        A summary of our 2003 dispositions is as follows:

Property and Location	Number of Apartment Homes	Date of Disposition	Year Built

Park Catalina (a)
Los Angeles, California	90	3/28/03	2002
Oasis Rose (a)
Las Vegas, Nevada	212	5/22/03	1994
Oasis View (a)
Las Vegas, Nevada	180	5/22/03	1983

Total apartment homes sold	482

(a)	As these properties were held through joint ventures, our portion of the results of operations and the gains from these dispositions are included in "Equity in income of joint ventures" in our consolidated statements of operations

3 Our multifamily property portfolio, excluding land we hold for future development and joint venture properties we do not manage, at December 31, 2003, 2002 and 2001 is summarized as follows:

	2003		2002		2001

	Apartment Homes	Properties	Apartment Homes	Properties	Apartment Homes	Properties

Operating Properties
West Region
Las Vegas, Nevada (a)	9,625	33	10,017	35	10,653	37
Denver, Colorado (a)	2,529	8	2,529	8	2,529	8
Phoenix, Arizona	2,433	8	2,433	8	2,109	7
Southern California	2,499	7	1,917	5	1,653	4
Tucson, Arizona	821	2	821	2	821	2
Reno, Nevada	--	--	--	--	450	1
Central Region
Dallas, Texas	8,359	23	8,359	23	8,359	23
Houston, Texas (b)	6,810	15	6,446	14	7,190	16
St. Louis, Missouri	2,123	6	2,123	6	2,123	6
Austin, Texas	1,745	6	1,745	6	1,745	6
Corpus Christi, Texas (b)	1,284	3	1,284	3	1,663	4
Kansas City, Missouri	596	1	596	1	596	1
East Region
Tampa, Florida	6,089	13	6,089	13	5,023	11
Orlando, Florida	2,804	6	2,804	6	2,804	6
Charlotte, North Carolina	1,659	6	1,659	6	1,659	6
Louisville, Kentucky	1,448	5	1,448	5	1,448	5
Greensboro, North Carolina	520	2	520	2	520	2

Total Operating Properties	51,344	144	50,790	143	51,345	145

Properties Under Development
West Region
Southern California	538	1	1,120	3	802	2
Central Region
Houston, Texas	--	--	364	1	--	--
East Region
Northern Virginia (c)	464	1	--	--	--	--

Total Properties Under Development	1,002	2	1,484	4	802	2

Total Properties	52,346	146	52,274	147	52,147	147

Less: Joint Venture Properties (a) (c)	5,011	18	4,939	19	5,239	20

Total Properties Owned 100%	47,335	128	47,335	128	46,908	127

(a)	Includes properties held in joint ventures as follows: one property with 320 apartment homes in Colorado in which we own a 50% interest, the remaining interest is owned by an unaffiliated private investor; and 16 properties with 4,227 apartment homes (18 properties with 4,619 apartment homes at December 31, 2002, and 19 properties with 4,919 apartment homes at December 31, 2001) in Las Vegas in which we own a 20% interest, the remaining interest is owned by an unaffiliated private investor.

(b)	December 31, 2001 balances include two properties with 744 apartment homes in Houston and one property with 580 apartment homes in Corpus Christi, which are included in discontinued operations in our consolidated financial statements.

(c)	Includes one property with 464 apartment homes currently under development in Virginia held in a joint venture we entered into in 2003 in which we own a 20% interest, the remaining interest is owned by an unaffiliated private investor.

4 At December 31, 2003, we had two completed properties in lease-up as follows: ($ in millions)

Property and Location	Number of Apartment Homes	Cost to Date	% Leased at 2/16/04	Date of Completion	Estimated Date of Stablization

Camden Oak Crest
Houston, TX	364	$22.9	82%	2Q03	2Q04
Camden Sierra at Otay Ranch
Chula Vista, CA	422	59.9	90%	3Q03	1Q04

Total	786	$82.8

At December 31, 2003, we had two properties under development as follows: ($ in millions)

Property and Location	Number of Apartment Homes	Estimated Cost	Cost Incurred at 12/31/03	Estimated Date of Completion	Estimated Date of Stablization

In Lease-up
Camden Harbor View
Long Beach, CA	538	$144.5	$138.5	2Q04	4Q04
Under Construction - JV's
Camden Westwind
Ashburn, VA	464	$69.1	$25.3	1Q06	4Q06

        Real estate assets are carried at cost plus capitalized carrying charges. Carrying charges are primarily interest and real estate taxes that are capitalized as part of properties under development. Expenditures directly related to the development, acquisition and improvement of real estate assets, excluding internal costs relating to acquisitions, are capitalized at cost as land, buildings and improvements. Indirect development costs, including salaries and benefits and other related costs that are clearly attributable to the development of properties, are also capitalized. All construction and carrying costs are capitalized and reported on the balance sheet in properties under development until the apartment homes are substantially completed. Upon substantial completion of the apartment homes, the total cost for the apartment homes and the associated land is transferred to buildings and improvements and land, respectively, and the assets are depreciated over their estimated useful lives using the straight-line method of depreciation.

        Where possible, we stage our construction to allow leasing and occupancy during the construction period, which we believe minimizes the duration of the lease-up period following completion of construction. Our accounting policy related to properties in the development and leasing phase is that all operating expenses associated with completed apartment homes are expensed against revenues generated by those apartment homes.

        If an event or change in circumstance indicates that a potential impairment in the value of a property has occurred, our policy is to assess any potential impairment by making a comparison of the current and projected cash flows for such property over its remaining holding period, on an undiscounted basis, to the carrying amount of the property. If such carrying amounts were in excess of the estimated projected cash flows of the property, we would recognize an impairment loss equivalent to an amount required to adjust the carrying amount to its estimated fair market value.

        Our consolidated financial statements at December 31, 2003 included $189.1 million related to wholly owned properties under development. Of this amount, $64.9 million relates to our one project currently under development, Camden Harbor View. Additionally, we have $124.2 million invested in land held for future development. Included in this amount is $54.0 million related to projects we expect to begin constructing in early 2004. We also have $37.6 million invested in land tracts adjacent to current development projects, which are being utilized in conjunction with those projects. Upon completion of these development projects, we expect to utilize this land to further develop apartment homes in these areas. We may also sell certain parcels of these undeveloped land tracts to third parties for commercial and retail development.

        We have completed construction of 17 for-sale townhomes in the downtown Dallas area at a total cost of approximately $5.5 million. During 2001 and 2002, we sold five and eight units, respectively, at a total sales price of approximately $1.6 million and $2.5 million, respectively. During 2003, we sold the four remaining units at a total sales price of approximately $1.3 million. The proceeds received from these townhome sales are included in other revenues in our consolidated statements of operations. Other expenses in our consolidated statements of operations represent the construction costs and marketing expenses associated with the townhomes.

        At December 31, 2003 and 2002, our investments in various geographic areas, excluding investments in joint ventures, were as follows:

(In thousands)

	2003		2002

West Region
Southern California	$516,077	17%	$454,878	15%
Las Vegas, Nevada	382,238	12	379,606	12
Denver, Colorado	193,833	6	192,738	6
Phoenix, Arizona	175,693	6	174,672	6
Tucson, Arizona	35,266	1	34,825	1
Central Region
Dallas, Texas	412,553	13	407,313	13
Houston, Texas	402,724	13	396,462	13
St. Louis, Missouri	118,779	4	117,391	4
Austin, Texas	72,883	2	72,110	2
Corpus Christi, Texas	49,494	2	49,076	2
Kansas City, Missouri	36,730	1	36,458	1
East Region
Tampa, Florida	342,421	11	338,999	11
Orlando, Florida	171,594	5	169,544	6
Charlotte, North Carolina	82,250	3	81,246	3
Louisville, Kentucky	78,075	3	77,308	3
Greensboro, North Carolina	18,213	1	17,941	1
Northern Virginia	--	--	20,017	1

Total Properties	$3,088,823	100%	$3,020,584	100%

Third-Party Construction Services

        Our construction division performs services for our internally developed construction pipeline, as well as provides construction management and general contracting services for third-party owners of multifamily, commercial and retail properties. We are currently under contract on projects ranging from $0.7 million to $17.1 million. We earn fees on these projects ranging from 4% to 7% of the total contracted construction cost which we recognize when they are earned. Fees earned from third-party construction projects totaled

$2.6 million, $2.7 million and $2.6 million for the years ended December 31, 2003, 2002 and 2001, respectively, and are included in revenues in our consolidated statements of operations under “Fee and asset management.” For projects where our fee is based on a fixed price, any cost overruns, as compared to the original budget, incurred during construction will reduce the fee generated on those projects. For any project where cost overruns are expected to be in excess of the fee generated on the project, we will recognize the total expected loss in the period in which the loss is first estimated. During the year ended December 31, 2003, we recorded cost overruns of $2.0 million on fixed fee projects, which represented the estimate of our remaining costs to complete the projects. These cost overruns are included in fee and asset management expenses in our consolidated statements of operations.

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

        Our interest expense coverage ratio, net of capitalized interest, was 2.9, 3.3 and 3.4 times for the years ended December 31, 2003, 2002 and 2001, respectively. At December 31, 2003, 2002 and 2001, 85.1%, 83.8% and 80.4%, respectively, of our properties (based on invested capital) were unencumbered. Our weighted average maturity of debt, excluding our line of credit, was 6.5 years, 6.7 years and 6.9 years at December 31, 2003, 2002 and 2001, respectively. Interest expense coverage ratio is derived by dividing interest expense for the period into the sum of income from continuing operations before gain on sale of properties, equity in income of joint ventures and minority interests, depreciation, amortization, interest expense and income from discontinued operations.

Liquidity

        We intend to meet our short-term liquidity requirements through cash flows provided by operations, our unsecured line of credit discussed in the “Financial Flexibility” section and other short-term borrowings. We expect that our ability to generate cash will be sufficient to meet our short-term liquidity needs, which include:

(i)	operating expenses;
(ii)	current debt service requirements;
(iii)	recurring capital expenditures;
(iv)	initial funding of property developments, acquisitions and mezzanine financings;
(v)	common share repurchases; and
(vi)	distributions on our common and preferred equity.

        We consider our long-term liquidity requirements to be the repayment of maturing debt, including borrowings under our unsecured line of credit that were used to fund development and acquisition activities. We intend to meet our long-term liquidity requirements through the use of common and preferred equity capital, senior unsecured debt and property dispositions. We expect to use the proceeds from any property sales for reinvestment in acquisitions or new developments or reduction of debt.

        We intend to concentrate our growth efforts toward selective development and acquisition opportunities in our current markets, and through the acquisition of existing operating properties and the development of properties in selected new markets. During the year ended December 31, 2003, we incurred $80.0 million in development costs and no acquisition costs. We currently have one wholly owned property under construction at a projected aggregate cost of approximately $144.5 million, $138.5 million of which had been incurred through 2003. We expect to complete construction on this property in 2004. At year end, we were obligated for approximately $3.0 million under construction contracts related to this project (a substantial amount of which we expect to fund with our unsecured line of credit). We intend to fund our developments and acquisitions through a combination of equity capital, partnership units, medium-term notes, construction loans, other debt securities and our unsecured line of credit.

        Net cash provided by operating activities totaled $138.0 million for 2003, a decrease of $44.2 million, or 24.3%, from 2002. Income from continuing operations before gain on sale of properties, equity in income of joint ventures, minority interests, depreciation and amortization for 2003 decreased $12.9 million from 2002. This decrease was due primarily to an increase in total expenses of $23.2 million for 2003 as compared to 2002 with an increase in revenues of only $5.6 million during the same period. Additionally, as a result of timing on our construction and development projects, cash flows from changes in accounts payable decreased $10.0 million during the year ended December 31, 2003, compared to an increase of $22.6 million during 2002.

        Net cash used in investing activities totaled $91.9 million for the year ended 2003 compared to $220.8 million in 2002. For 2003, expenditures for property development and capital improvements totaled $80.0 million and $22.3 million, respectively. Also, notes receivable increased $23.8 million due to increases in amounts funded under our mezzanine financing program. These expenditures were offset by $26.3 million in net proceeds received from townhome sales, the sale of 61.1 acres of undeveloped land, and the contribution of a property to a joint venture during 2003. Additionally, distributions from joint ventures totaled $8.9 million during 2003 due to the sale of three properties totaling 482 apartment homes. For the year ended 2002, expenditures for acquisitions, property development and capital improvements were $248.8 million, $124.2 million and $33.7 million, respectively. These expenditures were offset by $127.8 million in net proceeds received from the sales of properties, including properties included in discontinued operations and townhome sales, and a net decrease in investments in third-party development properties of $70.0 million. Additionally, notes receivable increased $17.6 million due primarily to mezzanine financings related to property sales.

        Net cash used in financing activities totaled $43.1 million for the year ended 2003 compared to net cash provided of $35.8 million for 2002. During 2003, we paid distributions totaling $121.1 million to holders of common and preferred equity. We received net proceeds of $198.8 million from the issuance of senior unsecured notes in 2003. The proceeds from this issuance were used to pay down borrowings under our line of credit, which decreased $49.0 million during the year, repay $67.9 million in notes payable, and fund our development activities. Additionally, accounts receivable — affiliates increased $18.1 million during 2003 due to an increase in receivables from rabbi trust plan participants under our employee benefit plans. For the year ended 2002, we paid distributions totaling $123.4 million to holders of common and preferred equity. We received net proceeds totaling $365.5 million from the issuance of senior unsecured and secured notes in 2002. The proceeds from these issuances were used to pay down borrowings under our line of credit, which decreased $61.0 million during the year, repay $85.1 million in notes payable, repurchase $62.7 million in common shares and units, and fund our acquisition and development activities.

        In 1998, we began repurchasing our common equity securities under a program approved by our Board of Trust Managers. To date, the Board has authorized us to repurchase or redeem up to $250 million of our securities through open market purchases and private transactions. Management consummates these repurchases and redemptions at the time when they believe that we can reinvest available cash flow into our own securities at yields that exceed those currently available on direct real estate investments. These repurchases were made and we expect that future repurchases, if any, will be made without incurring additional debt and, in management’s opinion, without reducing our financial flexibility. At December 31, 2003, we had repurchased approximately 8.8 million common shares and redeemed approximately 106,000 units convertible into common shares at a total cost of $243.6 million. No common shares or units convertible into common shares were repurchased during 2003.

        On January 16, 2004, we paid a distribution of $0.635 per share for the fourth quarter of 2003 to all holders of record of our common shares as of December 19, 2003, and paid an equivalent amount per unit to holders of common units in Camden Operating, L.P. and Oasis Martinique, LLC. Total distributions to common shareholders and holders of common units for the year ended December 31, 2003 were $2.54 per share or unit. We determine the amount of cash available for distribution to unitholders in accordance with the operating agreements and have made and intend to continue to make distributions to the holders of common units in amounts equivalent to the per share distributions paid to holders of common shares. We intend to continue to make shareholder distributions in accordance with REIT qualification requirements under the federal tax code. The dividend payout ratio, which is calculated by dividing distributions per share by funds from operations per share, was 83%, 75% and 69% for the years ended December 31, 2003, 2002 and 2001, respectively. Management intends to maintain a dividend rate for our common shares that, when combined with expenditures for capital improvements, is less than our funds from operations.

        Our operating partnership has issued $100 million of 7.0% Series B Cumulative Redeemable Perpetual Preferred Units and $53 million of 8.25% Series C Cumulative Redeemable Perpetual Preferred Units. Distributions on the preferred units are payable quarterly in arrears. The Series B preferred units are redeemable beginning in 2008 and the Series C preferred units are redeemable beginning in 2004, in each case by the operating partnership for cash at par plus the amount of any accumulated and unpaid distributions. The preferred units are convertible beginning in 2009 by the holder into a fixed number of corresponding Series B or C Cumulative Redeemable Perpetual Preferred Shares. The preferred units are subordinate to present and future debt. Effective December 1, 2003, we amended the terms of the Series B preferred units, which are described above. We did not record any charges to earnings in connection with this amendment. Distributions on the preferred units totaled $12.7 million for the year ended December 31, 2003.

Contractual Obligations

        The following table summarizes our known contractual obligations as of December 31, 2003:

(In millions)

	Total	2004	2005	2006	2007	2008	Thereafter

Debt maturities (a)	$1,509.7	$234.2	$60.9	$257.3	$165.4	$17.9	$774.0
Non-cancelable
operating lease
payments	12.2	2.1	1.9	1.6	1.5	1.0	4.1
Construction contracts	3.0	3.0	--	--	--	--	--

	$1,524.9	$239.3	$62.8	$258.9	$166.9	$18.9	$778.1

(a)	Debt maturities in 2004 are at a weighted average interest rate of 7.1% and will be repaid using proceeds available under our unsecured line of credit

        The joint ventures in which we have an interest have been funded with secured, third-party debt. We are not committed to any additional funding on third-party debt in relation to our joint ventures.

Financial Flexibility

        We have a $500 million unsecured line of credit that matures in August 2006. The scheduled interest rate is currently based on spreads over LIBOR or Prime. The scheduled interest rate spreads are subject to change as our credit ratings change. Advances under the line of credit may be priced at the scheduled rates, or we may enter into bid rate loans with participating banks at rates below the scheduled rates. These bid rate loans have terms of six months or less and may not exceed the lesser of $250 million or the remaining amount available under the line of credit. The line of credit provides us with additional liquidity to pursue development and acquisition opportunities, as well as lower our overall cost of funds. The line of credit is subject to customary financial covenants and limitations, all of which we were in compliance with at December 31, 2003.

        Our line of credit provides us with the ability to issue up to $100 million in letters of credit. While our issuance of letters of credit does not increase our borrowings outstanding under our line, it does reduce the amount available to us. At December 31, 2003, we had outstanding letters of credit totaling $12.4 million.

        As an alternative to our unsecured line of credit, we from time to time borrow using competitively bid unsecured short-term notes with lenders who may or may not be a part of the unsecured line of credit bank group. Such borrowings vary in term and pricing and are typically priced at interest rates below those available under the unsecured line of credit.

        As of December 31, 2003, we had $440.6 million available under our unsecured line of credit. In February 2003, we filed a universal shelf registration statement providing for the issuance of up to $1.0 billion in debt securities, preferred shares, common shares or warrants. This registration statement was combined with the $85.5 million remaining from our previous $750 million universal shelf. At December 31, 2003, $885.5 million was available for future issuances. We have significant unencumbered real estate assets that could be sold or used as collateral for financing purposes, should other sources of capital not be available.

        The following table summarizes our unsecured notes payable issued during 2003 from our $1.1 billion universal shelf:

Type and Amount	Month of Issuance	Terms	Coupon Rate	Maturity Date	Interest Paid	Proceeds, Net of Costs

					June 15 and
$200.0 million senior unsecured notes	12/03	Interest only	5.375%	12/15/13	December 15	$198.9 million

        We may redeem the notes at any time at a redemption price equal to the principal amount and accrued interest, plus a make-whole provision. The notes are direct, senior unsecured obligations and rank equally with all other unsecured and unsubordinated indebtedness. We used the net proceeds to reduce indebtedness outstanding under our unsecured line of credit.

        During 2003, we paid $50.0 million of maturing unsecured notes payable. These notes had an interest rate of 7.0% and were repaid using proceeds from our unsecured line of credit. Additionally, we repaid two conventional mortgage notes totaling $13.2 million. These notes had interest rates of 7.5% and 7.7% and were repaid using proceeds available under our unsecured line of credit.

        At December 31, 2003 and 2002, the weighted average interest rate on our floating rate debt was 2.2% and 2.6%, respectively.

Market Risk

        We use fixed and floating rate debt to finance acquisitions, developments and maturing debt. These transactions expose us to market risk related to changes in interest rates. Management’s policy is to review our borrowings and attempt to mitigate interest rate exposure through the use of long-term debt maturities and derivative instruments, where appropriate. As of December 31, 2003, we had no derivative instruments outstanding.

        For fixed rate debt, interest rate changes affect the fair market value but do not impact net income to common shareholders or cash flows. Conversely, for floating rate debt, interest rate changes generally do not affect the fair market value but do impact net income to common shareholders and cash flows, assuming other factors are held constant.

        At December 31, 2003, we had fixed rate debt of $1,385.1 million and floating rate debt of $124.6 million. Holding other variables constant (such as debt levels), a one percentage point variance in interest rates would change the unrealized fair market value of the fixed rate debt by approximately $62.8 million. The net income available to common shareholders and cash flows impact on the next year resulting from a one percentage point variance in interest rates on floating rate debt would be approximately $1.2 million, holding all other variables constant.

Results of Operations

        Changes in revenues and expenses related to our operating properties from period to period are due primarily to property developments, acquisitions, dispositions, and changes in the performance of the stabilized properties in our portfolio. Where appropriate, comparisons are made on a dollars-per-weighted-average-apartment home basis in order to adjust for changes in the number of apartment homes owned during each period.

        Selected operating results for the three years ended December 31, 2003 are as follows:

	2003	2002	2001

Total property revenue per apartment home per month	$725	$727	$745
Annualized total property expenses per apartment home	$3,509	$3,297	$3,236
Weighted average number of operating apartment homes owned 100%	46,382	45,465	44,164
Weighted average occupancy, by region:
West	94.3%	93.3%	94.8%
Central	92.0%	92.3%	94.7%
East	93.0%	90.2%	92.2%
Total operating properties owned 100%	92.9%	92.0%	94.2%

2003 Compared to 2002

        Income from continuing operations decreased $12.8 million, or 30.4%, from $42.3 million to $29.4 million for the years ended December 31, 2002 and 2003, respectively. The decrease in income from continuing operations was due to many factors, which included, but were not limited to, decreases in property net operating income combined with increases in interest costs and depreciation. Our primary financial focus for our apartment communities is net operating income. Net operating income represents total property revenues less total property expenses. Net operating income decreased $5.8 million, or 2.3%, from $246.6 million to $240.8 million for the years ended December 31, 2002 and 2003, respectively.

        The following table presents the components of net operating income for the years ended December 31, 2003 and 2002:

($ in thousands)

	Apartment Homes	Year Ended December 31,		Change
	at 12/31/03	2003	2002	$	%

Property revenues
Same-store communities	42,137	$356,596	$361,360	$(4,764)	(1.3)%
Non-same store communities	3,874	38,784	26,321	12,463	47.4
Development and lease-up communities	1,324	7,569	--	7,569	--
Dispositions/other	--	630	8,824	(8,194)	(92.9)

Total property revenues	47,335	403,579	396,505	7,074	1.8

Property expenses
Same-store communities	42,137	143,178	136,737	6,441	4.7
Non-same store communities	3,874	15,748	10,322	5,426	52.6
Development and lease-up communities	1,324	3,396	--	3,396	--
Dispositions/other	--	422	2,861	(2,439)	(85.2)

Total property expenses	47,335	162,744	149,920	12,824	8.6

Property net operating income
Same-store communities	42,137	213,418	224,623	(11,205)	(5.0)
Non-same store communities	3,874	23,036	15,999	7,037	44.0
Development and lease-up communities	1,324	4,173	--	4,173	--
Dispositions/other	--	208	5,963	(5,755)	(96.5)

Total property net operating income	47,335	$240,835	$246,585	$(5,750)	(2.3)%

Same-store communities are stabilized communities we have owned since January 1, 2002. Non-same store communities are stabilized communities we have acquired or developed since January 1, 2002. Development and lease-up communities are non-stabilized communities we have developed or acquired after January 1, 2002. Dispositions represent communities we have sold since January 1, 2002, which are not included in discontinued operations.

        Total property revenues for the year ended December 31, 2003 increased 1.8% as compared to 2002, but decreased from $727 to $725 on a per apartment home per month basis. Total property revenues from our same-store properties decreased 1.3%, from $361.4 million for 2002 to $356.6 million for 2003, which represents a decrease of $9 on a per apartment home per month basis. For same-store properties, rental rates on a per apartment home per month basis increased $14 from 2002 to 2003, and vacancy loss decreased $6 per apartment home over the same period. These increases in revenues were offset by increases in concessions granted which increased $30 per apartment home per month from 2002 to 2003. One of our primary objectives in 2003 was to increase occupancy rates at our same-store properties, which began the year at approximately 90.9% occupied and rose to approximately 94.5% occupied at December 31, 2003. Related to this increase, concessions granted during 2003 at our same-store properties increased approximately $15.3 million from 2002.

        Property revenues from our non-same store, development and lease-up properties increased from $26.3 million for 2002 to $46.4 million for 2003 due to the completion and stabilization of properties in our development pipeline. The decrease in property revenues from 2002 to 2003 attributable to property dispositions was $8.2 million.

        Fee and asset management revenues during the year ended December 31, 2003 increased $1.0 million over 2002. This increase was due primarily to fees earned on third-party construction and development projects. Other revenues for the year ended December 31, 2003 decreased $2.5 million from 2002. Other revenues for the year ended December 31, 2002 included $5.3 million of interest income from our third-party development program. This program was completed in 2002. Other revenues for 2003 included approximately $3.9 million of interest income related to our mezzanine financing program, which we began in the third quarter of 2002. Interest income from this program totaled $0.4 million during the year ended December 31, 2002.

        Total property expenses for the year ended December 31, 2003 increased $12.8 million, or 8.6%, as compared to 2002, and increased from $3,297 to $3,509 on an annualized per apartment home basis. Total property expenses from our same-store properties increased 4.7%, from $136.7 million for 2002 to $143.2 million for 2003, which represents an increase of $153 on an annualized per apartment home basis. The increase in same-store property expenses per apartment home was due primarily to increases in property insurance premiums, salary expenses, repair and maintenance expenses and slight increases in all other expense categories. Property expenses from our non-same store, development and lease-up properties increased from $10.3 million for 2002 to $19.1 million for 2003. The increase in operating expenses during 2003 from our non-same store, development and lease-up properties was consistent with the growth in revenues during the same period. The decrease in property expenses from 2002 to 2003 attributable to property dispositions was $2.4 million.

        Property management expense, which represents regional supervision and accounting costs related to property operations, increased from $10.0 million for the year ended December 31, 2002 to $10.2 million for the year ended December 31, 2003. This increase was due primarily to increases in salary and benefit expenses.

        Fee and asset management expense, which represents expenses related to third-party construction projects and property management for third parties, increased from $2.5 million for the year ended December 31, 2002 to $3.9 million for the year ended December 31, 2003. This increase was due primarily to increased costs associated with our third-party construction division, including cost overruns on fixed fee projects that totaled $2.0 million for 2003. See further discussion of our third-party construction in our “Business” section.

        General and administrative expenses increased $1.8 million from $14.4 million in 2002 to $16.2 million in 2003, and increased as a percent of revenues from 3.5% to 3.9%. The increase was due primarily to increases in salary and benefit expenses, costs associated with pursuing potential transactions that were not consummated and increases in public company related costs.

        Gross interest cost before interest capitalized to development properties increased $8.1 million, or 9.8%, from $82.4 million for the year ended December 31, 2002 to $90.5 million for the year ended December 31, 2003. The overall increase in interest expense was due to higher average debt balances during 2003 that were incurred to fund our increase in real estate assets. This increase was partially offset by declines in the average interest rate on our outstanding debt, due to declines in variable interest rates and savings from maturing debt. Interest capitalized increased from $10.9 million to $15.1 million for the year ended December 31, 2002 and 2003, respectively, due to higher average balances in our development pipeline.

        Depreciation and amortization increased from $103.3 million for 2002 to $108.1 million for 2003. Total real estate assets have increased approximately $276.3 million since January 1, 2002 due to construction efforts at our new development properties, property acquisitions and capital improvements, partially offset by property dispositions. The increase in amortization was due primarily to costs related to new debt financings that were issued in late 2002 and 2003.

        Gain on sale of properties for the year ended December 31, 2003 was from the sale of 61.1 acres of undeveloped land located in Houston. Gain on sale of properties for the year ended December 31, 2002 totaled $0.4 million due primarily to the sale of 6.7 acres of undeveloped land located in Houston. During 2002, we also sold two properties with 786 apartment homes in Las Vegas and Reno and 58.6 acres of undeveloped land adjacent to those properties.

        Equity in income of joint ventures increased $2.8 million from 2002, primarily from gains recognized on sale of properties held in joint ventures. Our portion of the gain recognized on these property sales totaled $1.4 million during 2003.

2002 Compared to 2001

        Income from continuing operations decreased $16.0 million, or 27.5%, from $58.3 million to $42.3 million for the years ended December 31, 2001 and 2002, respectively. The weighted average number of apartment homes increased by 1,301 apartment homes, or 2.9%, from 44,164 to 45,465 for the years ended December 31, 2001 and 2002, respectively. The increase in the weighted average number of apartment homes was due primarily to the acquisition of 1,662 apartment homes and an increase in occupancy at our newly constructed properties. We had 122 and 124 wholly owned operating properties at December 31, 2001 and 2002, respectively. The weighted average number of apartment homes and the number of operating properties exclude the impact of our ownership interest in properties owned in joint ventures, and the impact from properties classified as discontinued operations.

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

        Rental revenues for the year ended December 31, 2002 decreased slightly from the year ended December 31, 2001. Rental revenues per apartment home per month decreased $20, or 2.9%, from $691 to $671 for the years ended December 31, 2001 and 2002, respectively. The decrease was primarily due to higher concessions granted and higher vacancy rates in the majority of our markets during 2002. Overall average occupancy decreased from 94.2% for the year ended December 31, 2001 to 92.2% for the year ended December 31, 2002.

        Other property revenues increased $1.9 million from $28.7 million to $30.6 million for the years ended December 31, 2001 and 2002, respectively, which represents a monthly increase of $2 per apartment home. This increase in other property revenues was due primarily to increases in miscellaneous property fees, as well as increases in cable and water revenues.

        Fee and asset management revenues for 2002 decreased $1.5 million from 2001. This decrease was due primarily to a reduction in fees earned from our investments in third-party development projects in 2002.

        Other revenues for the year ended December 31, 2002 decreased $0.9 million from the year ended December 31, 2001. This decrease was due primarily to decreases in interest income related to our investments in third-party development projects partially offset by increases in revenues from townhome sales.

        Property operating and maintenance expenses increased $5.8 million or 5.6%, from $103.2 million to $108.9 million, and increased as a percent of total property income from 26.1% to 27.5% for the years ended December 31, 2001 and 2002, respectively. The increase in property operating and maintenance expenses as a percent of property income was due primarily to a decline in rental income from our stabilized communities combined with an increase in operating expenses. On an annualized basis, property operating and maintenance expenses increased $60 per unit, or 2.6%. This increase was due primarily to increases in salary and benefit expenses and a 33.7% increase in property insurance expenses.

        Real estate taxes increased $1.2 million from $39.8 million to $41.0 million for the years ended December 31, 2001 and 2002, respectively, which represents an annual increase of $2 per apartment home. The increase was due primarily to increases in the valuations of properties and increases in property tax rates.

        Property management expense, which represents regional supervision and accounting costs related to property operations, increased from $9.5 million for the year ended December 31, 2001 to $10.0 million for the year ended December 31, 2002. This increase was due primarily to increases in salary and benefit expenses.

        Fee and asset management expense, which represents expenses related to third-party construction projects and property management for third parties, increased from $2.0 million for the year ended December 31, 2001 to $2.5 million for the year ended December 31, 2002. This increase was due primarily to increased costs associated with our third-party construction division. See further discussion of our third-party construction in our “Business” section.

        General and administrative expenses increased $1.9 million, from $12.5 million in 2001 to $14.4 million in 2002, and increased as a percent of revenues from 3.0% to 3.5%. The increase was due primarily to increases in salary and benefit expenses, including long-term incentive compensation costs, increases in costs associated with pursuing potential transactions that were not consummated and information technology expenses.

        Other expenses, which represent the construction costs associated with the townhomes sold during the year, increased $1.3 million, from $1.5 million for the year ended December 31, 2001 to $2.8 million for the year ended December 31, 2002. During 2002, we sold eight townhomes, compared with five townhome sales in 2001.

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

        Gain on sale of properties for the year ended December 31, 2002 totaled $0.4 million due primarily to the sale of 6.7 acres of undeveloped land located in Houston. During 2002, we also sold two properties with 786 apartment homes and 58.6 acres of undeveloped land adjacent to those properties. We will continue to manage these two properties for a third party and therefore have included the gain resulting from this sale, which totaled approximately $18,000, in “Gain on sale of properties.” Gain on sale of properties for the year ended December 31, 2001 totaled $2.4 million due primarily to the sale of 22.7 acres of undeveloped land located in Houston.

        Equity in income of joint ventures decreased $8.2 million from the year ended 2001, primarily from gains recognized in one of our joint ventures from the sale of three properties totaling 1,264 apartment homes in 2001. The gains from these properties, which are located in North Carolina and Dallas, totaled $6.6 million for year ended December 31, 2001. During the year ended December 31, 2002, one property with 300 apartment homes was sold, resulting in a gain of $37,000.

Funds from Operations (FFO)

        Management considers FFO to be an appropriate measure of performance of an equity REIT. The National Association of Real Estate Investment Trusts currently defines FFO as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from property sales, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Our definition of diluted FFO also assumes conversion at the beginning of the period of all dilutive convertible securities, including minority interests, which are convertible into common equity. We consider FFO to be a useful performance measure of our operating performance because FFO, together with net income and cash flows, provides investors with an additional basis to evaluate our ability to incur and service debt and to fund capital expenditures and distributions to shareholders and unitholders.

        We believe that in order to facilitate a clear understanding of our consolidated historical operating results, FFO should be examined in conjunction with net income as presented in the consolidated statements of operations and data included elsewhere in this report. FFO is not defined by generally accepted accounting principles. FFO should not be considered as an alternative to net income as an indication of our operating performance or to net cash provided by operating activities as a measure of our liquidity. Furthermore, FFO as disclosed by other REITs may not be comparable to our calculation.

        The reconciliation of net income available to common shareholders to FFO and the calculation of diluted FFO for the years ended December 31, 2003, 2002 and 2001 are as follows:

(In thousands)

	2003	2002	2001

Funds from operations
Net income available to common shareholders	$29,430	$74,612	$58,747
Real estate depreciation from continuing operations	103,354	99,206	96,303
Real estate depreciation from discontinued operations	--	1,785	2,097
Adjustments for unconsolidated joint ventures	678	2,252	(3,032)
Gain on sale of properties	(2,590)	(359)	(2,372)
Gain on sale of discontinued operations	--	(29,199)	--
Preferred share dividends	--	--	2,545
Income allocated to units convertible into common shares	2,237	1,807	3,127
Adjustments for convertible subordinated debentures	--	--	37

Funds from operations - diluted	$133,109	$150,104	$157,452

Weighted average common shares outstanding	39,355	40,441	39,796
Common share options and awards granted	1,433	1,313	1,234
Units convertible into common shares	2,446	2,462	2,509
Preferred shares	--	--	1,052
Convertible subordinated debentures	--	--	19

Weighted average common and common equivalent shares outstanding - diluted	43,234	44,216	44,610

Inflation

        We lease apartments under lease terms generally ranging from 6 to 13 months. Management believes that such short-term lease contracts lessen the impact of inflation due to the ability to adjust rental rates to market levels as leases expire.

Critical Accounting Policies and Use of Estimates

        The Securities and Exchange Commission has issued guidance for the disclosure of “critical accounting policies.” The SEC defines “critical accounting policies” as those that are most important to the presentation of a company’s financial condition and results, and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We follow financial accounting and reporting policies that are in accordance with generally accepted accounting principles. The more significant of these policies relate to cost capitalization and asset impairment, which are discussed in the “Property Update” section, and income recognition, capital expenditures and notes receivable collectibility that are further discussed below.

        Income recognition. Our rental and other property income is recorded when due from residents and is recognized monthly as it is earned. Other property income consists primarily of utility rebillings, and administrative, application and other transactional fees charged to our residents. Interest, fee and asset management and all other sources of income are recognized as earned.

        Capital expenditures. We capitalize renovation and improvement costs that we believe extend the economic lives and enhance the earnings of the related assets. Capital expenditures, including carpet, appliances and HVAC unit replacements, subsequent to initial construction are capitalized and depreciated over their estimated useful lives, which range from 3 to 20 years.

        Notes receivable. We evaluate the collectibility of both interest and principal of each of our notes receivable. If we identify that the borrower is unable to perform their duties under the notes receivable or that the operations of the property do not support the continued recognition of interest income or the carrying value of the loan, we would then cease income recognition and record an impairment charge against the loan.

        The preparation of our financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, results of operations during the reporting periods and related disclosures. Our estimates relate to determining the allocation of the purchase price of our acquisitions, developments and the carrying value of our assets, reserves related to co-insurance requirements under our property, general liability and employee benefit insurance programs and estimates of expected losses of variable interest entities. Actual results could differ from those estimates.

Impact of Recent Accounting Pronouncements

        On January 1, 2002, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which requires that the assets and results of operations of any communities that have been sold, or otherwise qualify as held for sale, be presented as discontinued operations in our consolidated financial statements in both current and prior periods presented. Real estate to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Depreciation expense is not recorded during the period in which such assets are considered held for sale.

        In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”, which is effective for fiscal years beginning after May 15, 2002. Among other corrections, SFAS No. 145 requires gains and losses from the extinguishment of debt to be classified as extraordinary only if they meet the criteria set forth in Accounting Principles Board Opinion No. 30. Our adoption of SFAS No. 145 on January 1, 2003 did not have a material impact on our financial position, results of operations or cash flows.

        In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for periods ending after December 15, 2002. Our application of FIN 45 did not have a material impact on our financial position, results of operations or cash flows.

        In December 2002, FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” which is effective for fiscal years ending after December 15, 2002. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. Our adoption of the prospective method set forth in SFAS No. 148 did not have a material impact on our financial position, results of operations or cash flows. See further discussion of our accounting for stock-based compensation in Note 10 to our consolidated financial statements.

        In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, Consolidated Financial Statements” (“FIN 46”), which was revised in December 2003. This interpretation requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. This interpretation is effective for periods ending after March 15, 2004. Our application of FIN 46 will not require the consolidation of any additional entities.

        In May 2003, FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150, as amended, is effective for the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial position, results of operations or cash flows.

         INDEPENDENT AUDITORS' REPORT

To the Shareholders of Camden Property Trust

We have audited the accompanying consolidated balance sheets of Camden Property Trust and subsidiaries (the “Trust”) as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Camden Property Trust and subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Trust changed its method of accounting for the impairment and disposal of long-lived assets to conform to Statement of Financial Accounting Standards No. 144.

DELOITTE & TOUCHE LLP

Houston, Texas
March 9, 2004

CAMDEN PROPERTY TRUST
CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	December 31,

	2003	2002

Assets
Real estate assets, at cost
Land	$400,490	$386,246
Buildings and improvements	2,499,214	2,348,702

	2,899,704	2,734,948
Accumulated depreciation	(601,688)	(498,776)

Net operating real estate assets	2,298,016	2,236,172
Properties under development, including land	189,119	285,636
Investments in joint ventures	11,033	15,386

Total real estate assets	2,498,168	2,537,194

Accounts receivable - affiliates	25,997	5,843
Notes receivable
Affiliates	9,017	1,800
Other	41,416	17,614
Other assets, net	40,951	41,827
Cash and cash equivalents	3,357	405
Restricted cash	6,655	4,216

Total assets	$2,625,561	$2,608,899

Liabilities and shareholders' equity
Liabilities
Notes payable
Unsecured	$1,277,879	$1,177,347
Secured	231,798	249,669
Accounts payable	26,150	36,189
Accrued real estate taxes	27,407	26,827
Accrued expenses and other liabilities	50,111	48,144
Distributions payable	30,946	30,541

Total liabilities	1,644,291	1,568,717

Commitments and contingencies

Minority interests
Units convertible into perpetual preferred shares	149,815	149,815
Units convertible into common shares	46,570	50,914

Total minority interests	196,385	200,729

Shareholders' equity
Common shares of beneficial interest; $0.01 par value per share;
100,000 shares authorized; 50,060 and 49,223 issued at
December 31, 2003 and 2002, respectively	483	479
Additional paid-in capital	1,330,512	1,314,592
Distributions in excess of net income	(297,808)	(224,756)
Unearned restricted share awards	(11,875)	(13,714)
Treasury shares, at cost	(236,427)	(237,148)

Total shareholders' equity	784,885	839,453

Total liabilities and shareholders' equity	$2,625,561	$2,608,899

See Notes to Consolidated Financial Statements. 21 CAMDEN PROPERTY TRUST CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share amounts)

	Year Ended December 31,

	2003	2002	2001

Revenues
Rental revenues	$371,019	$365,883	$365,973
Other property revenues	32,560	30,622	28,692

Total property revenues	403,579	396,505	394,665
Fee and asset management	7,276	6,264	7,745
Other revenues	5,685	8,214	9,117

Total revenues	416,540	410,983	411,527
Expenses
Property operating and maintenance	118,616	108,915	103,154
Real estate taxes	44,128	41,005	39,760

Total property expenses	162,744	149,920	142,914
Property management	10,154	10,027	9,510
Fee and asset management	3,908	2,499	2,016
General and administrative	16,231	14,439	12,521
Impairment provision for technology investments	--	--	9,864
Other expenses	1,389	2,790	1,511
Losses related to early retirement of debt	--	234	388
Interest	75,414	71,499	69,841
Amortization of deferred financing costs	2,634	2,165	1,591
Depreciation	105,442	101,177	97,972

Total expenses	377,916	354,750	348,128

Income from continuing operations before gain on sale of properties, equity in income of joint ventures and minority interests	38,624	56,233	63,399
Gain on sale of properties	2,590	359	2,372
Equity in income of joint ventures	3,200	366	8,527
Income allocated to minority interests
Distributions on units convertible into perpetual preferred shares ..	(12,747)	(12,872)	(12,872)
Income allocated to units convertible into common shares	(2,237)	(1,807)	(3,127)

Income from continuing operations	29,430	42,279	58,299
Income from discontinued operations	--	3,134	2,993
Gain on sale of discontinued operations	--	29,199	--

Net income	29,430	74,612	61,292
Preferred share dividends	--	--	(2,545)

Net income available to common shareholders	$29,430	$74,612	$58,747

Earnings per share - basic
Income from continuing operations	$0.75	$1.04	$1.40
Income from discontinued operations, including gain on sale	--	0.80	0.08

Net income available to common shareholders	$0.75	$1.84	$1.48

Earnings per share - diluted
Income from continuing operations	$0.71	$1.00	$1.34
Income from discontinued operations, including gain on sale	--	0.73	0.07

Net income available to common shareholders	$0.71	$1.73	$1.41

Distributions declared per common share	$2.54	$2.54	$2.44
Weighted average number of common shares outstanding	39,355	40,441	39,796
Weighted average number of common and common dilutive equivalent shares outstanding	41,354	44,216	41,603

See Notes to Consolidated Financial Statements. 22 CAMDEN PROPERTY TRUST CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (In thousands, except per share amounts)

	Preferred Shares of Beneficial Interest	Common Shares of Beneficial Interest	Additional Paid-In Capital

Shareholders' equity, January 1, 2001	$42	$450	$1,312,323
Net income available to common shareholders
Conversion of preferred shares (3,088 shares)	(31)	24	7
Redemption of preferred shares (1,077 shares)	(11)		(26,911)
Common shares issued under dividend reinvestment plan			15
Conversion of debentures (81 shares)		1	2,006
Restricted shares issued under benefit plan (266 shares)		2	6,048
Restricted shares canceled under benefit plan (19 shares)			(555)
Amortization of previously granted restricted shares
Employee share purchase plan			(36)
Restricted shares placed into rabbi trust (269 shares)		(3)	3
Common share options exercised (110 shares)		1	3,160
Conversion of operating partnership units (51 shares)		1	1,179
Cash distributions ($2.44 per share)

Shareholders' equity, December 31, 2001	--	476	1,297,239

Net income available to common shareholders
Common shares issued under dividend reinvestment plan			26
Restricted shares issued under benefit plan (385 shares)		4	10,764
Restricted shares canceled under benefit plan (18 shares)			(565)
Amortization of previously granted restricted shares
Employee share purchase plan			125
Restricted shares placed into rabbi trust (310 shares)		(3)	3
Common share options exercised (204 shares)		2	6,190
Conversion of operating partnership units (35 shares)			810
Repurchase of common shares (1,945 shares)
Cash distributions ($2.54 per share)

Shareholders' equity, December 31, 2002	--	479	1,314,592

Net income available to common shareholders
Common shares issued under dividend reinvestment plan			41
Restricted shares issued under benefit plan (195 shares)		2	5,000
Restricted shares canceled under benefit plan (74 shares)		(1)	(2,379)
Amortization of previously granted restricted shares
Employee share purchase plan			88
Restricted shares placed into rabbi trust (410 shares)		(4)	4
Common share options exercised (689 shares)		7	12,849
Conversion of operating partnership units (16 shares)			317
Cash distributions ($2.54 per share)

Shareholders' equity, December 31, 2003	$--	$483	$1,330,512

CAMDEN PROPERTY TRUST CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (continued) (In thousands, except per share amounts)

	Distributions In Excess of Net Income	Unearned Restricted Share Awards	Treasury Shares, at cost

Shareholders' equity, January 1, 2001	$(153,972)	$(6,680)	$(177,980)
Net income available to common shareholders	58,747
Conversion of preferred shares (3,088 shares)
Redemption of preferred shares (1,077 shares)
Common shares issued under dividend reinvestment plan
Conversion of debentures (81 shares)
Restricted shares issued under benefit plan (266 shares)		(5,777)
Restricted shares canceled under benefit plan (19 shares)		555
Amortization of previously granted restricted shares		3,281
Employee share purchase plan			666
Restricted shares placed into rabbi trust (269 shares)
Common share options exercised (110 shares)			1,189
Conversion of operating partnership units (51 shares)
Cash distributions ($2.44 per share)	(99,493)

Shareholders' equity, December 31, 2001	(194,718)	(8,621)	(176,125)

Net income available to common shareholders	74,612
Common shares issued under dividend reinvestment plan
Restricted shares issued under benefit plan (385 shares)		(10,459)
Restricted shares canceled under benefit plan (18 shares)		566
Amortization of previously granted restricted shares		4,800
Employee share purchase plan			639
Restricted shares placed into rabbi trust (310 shares)
Common share options exercised (204 shares)			1,013
Conversion of operating partnership units (35 shares)
Repurchase of common shares (1,945 shares)			(62,675)
Cash distributions ($2.54 per share)	(104,650)

Shareholders' equity, December 31, 2002	(224,756)	(13,714)	(237,148)

Net income available to common shareholders	29,430
Common shares issued under dividend reinvestment plan
Restricted shares issued under benefit plan (195 shares)		(4,834)
Restricted shares canceled under benefit plan (74 shares)		2,380
Amortization of previously granted restricted shares		4,293
Employee share purchase plan			721
Restricted shares placed into rabbi trust (410 shares)
Common share options exercised (689 shares)
Conversion of operating partnership units (16 shares)
Cash distributions ($2.54 per share)	(102,482)

Shareholders' equity, December 31, 2003	$(297,808)	$(11,875)	$(236,427)

See Notes to Consolidated Financial Statements. 23 CAMDEN PROPERTY TRUST CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)

	Year Ended December 31,

	2003	2002	2001

Cash flow from operating activities
Net income	$29,430	$74,612	$61,292
Adjustments to reconcile net income to net cash provided by operating activities
Income from discontinued operations	--	(3,134)	(2,993)
Depreciation and amortization	108,076	103,342	99,563
Equity in income of joint ventures	(3,200)	(366)	(8,527)
Gain on sale of discontinued operations	--	(29,199)	--
Gain on sale of properties	(2,590)	(359)	(2,372)
Impairment provision for technology investments	--	--	9,864
Income allocated to units convertible into common shares	2,237	1,807	3,127
Accretion of discount on unsecured notes payable	684	529	421
Net change in operating accounts	3,325	30,030	14,985

Net cash provided by operating activities of continuing operations	137,962	177,262	175,360
Net cash provided by operating activities of discontinued operations	--	4,945	4,920

Net cash provided by operating activities	137,962	182,207	180,280
Cash flow from investing activities
Increase in real estate assets	(100,914)	(401,403)	(122,088)
Net proceeds from sales of properties and townhomes	26,264	76,007	10,377
Net proceeds from sale of discontinued operations	--	51,810	--
Increase in investments in joint ventures	--	--	(1,881)
Distributions from joint ventures	8,917	2,053	15,938
Increase in notes receivable - other	(23,802)	(17,614)	--
Increase in investments in third-party development properties	--	(10,386)	(26,349)
Decrease in investments in third-party development properties	--	80,369	29,259
Increase in technology investments	(39)	(240)	(7,249)
Other	(2,373)	(1,362)	(1,696)

Net cash used in investing activities	(91,947)	(220,766)	(103,689)
Cash flow from financing activities
Net decrease in unsecured line of credit and short-term borrowings	(49,000)	(61,000)	(39,000)
Proceeds from issuance of notes payable	198,848	365,528	326,868
Repayments of notes payable	(67,871)	(85,088)	(219,359)
Distributions to shareholders and minority interests	(121,075)	(123,412)	(119,226)
Repurchase of preferred shares	--	--	(26,922)
Repurchase of common shares and units	--	(62,675)	--
Net increase in accounts receivable - affiliates	(18,086)	(570)	(839)
Repayment of notes receivable - affiliates	1,800	--	--
Common share options exercised	11,333	7,206	4,352
Other	988	(4,204)	(4,222)

Net cash (used in) provided by financing activities	(43,063)	35,785	(78,348)

Net increase (decrease) in cash and cash equivalents	2,952	(2,774)	(1,757)
Cash and cash equivalents, beginning of year	405	3,179	4,936

Cash and cash equivalents, end of year	$3,357	$405	$3,179

Supplemental information
Cash paid for interest, net of interest capitalized	$75,419	$70,912	$65,276
Interest capitalized	15,068	10,923	10,920
Supplemental schedule of noncash investing and financing activities
Value of shares issued under benefit plans, net	$2,454	$9,893	$5,222
Conversion of operating partnership units to common shares	317	810	1,179
Note receivable issued upon sale of real estate asset	9,017	--	--
Contribution of real estate asset to joint venture	1,364	--	--
Conversion of 7.33% subordinated debentures to common shares, net	--	--	1,950
Conversion of preferred shares to common shares	--	--	31

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Business

        Camden Property Trust is a self-administered and self-managed real estate investment trust (“REIT”) organized on May 25, 1993. We, with our subsidiaries, report as a single business segment, with activities related to the ownership, development, construction and management of multifamily apartment communities. As of December 31, 2003, we owned interests in, operated or were developing 146 multifamily properties containing 52,346 apartment homes located ten states. At December 31, 2003, we had two recently completed multifamily properties containing 786 apartment homes in lease-up. Two of our multifamily properties containing 1,002 apartment homes were under development at December 31, 2003, including 464 apartment homes owned through a joint venture. Additionally, we have several sites that we intend to develop into multifamily apartment communities.

        As of December 31, 2003, we had operating properties in 16 markets. No one market contributed more than 15% of our net operating income for the year then ended. For the year ended December 31, 2003, Houston, Dallas and Las Vegas contributed 14.4%, 13.9% and 13.8%, respectively, of our net operating income.

2.     Summary of Significant Accounting Policies

        Principles of Consolidation. The consolidated financial statements include our assets, liabilities and operations and those of our wholly owned subsidiaries and partnerships in which our aggregate ownership is greater than 50% and we exercise elements of control. Those entities owned 50% or less where significant influence is in effect are accounted for using the equity method. Those entities owned less than 50% where significant influence is not exercised are accounted for using the cost method. All significant intercompany accounts and transactions have been eliminated in consolidation.

        In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, Consolidated Financial Statements” (“FIN 46”), which was revised in December 2003. This interpretation requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. This interpretation is effective for periods ending after March 15, 2004. Our application of FIN 46 will not require the consolidation of any additional entities.

        Use of Estimates. The preparation of our financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, results of operations during the reporting periods and related disclosures. Our estimates relate to determining the allocation of the purchase price of our acquisitions, developments and the carrying value of our assets, reserves related to co-insurance requirements under our property, general liability and employee benefit insurance programs and estimates of expected losses of variable interest entities. Actual results could differ from those estimates.

        Reportable Segments. FASB Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for reporting financial and descriptive information about an enterprise’s reportable segments. We have determined that we have one reportable segment, with activities related to the ownership, development and management of multifamily communities. Our apartment communities generate rental revenue and other income through the leasing of apartment homes, which comprised 97%, 96% and 96% of our total consolidated revenues for the years ended December 31, 2003, 2002 and 2001, respectively. Although our multifamily communities are geographically diversified throughout the United States, management evaluates operating performance on an individual property level. Where appropriate, we provide information about our real estate portfolio on a geographic basis in order to illustrate the concentration of market risk associated with our portfolio.

        Operating Partnership and Minority Interests. Approximately 25% of our multifamily apartment units at December 31, 2003 were held in Camden Operating, L.P. This operating partnership has issued both common and preferred limited partnership units. As of December 31, 2003, we held 83.1% of the common limited partnership units and the sole 1% general partnership interest of the operating partnership. The remaining 15.9% of the common limited partnership units are held primarily by former officers, directors and investors of Paragon Group, Inc., which we acquired in 1997. Each common limited partnership unit is redeemable for one common share of Camden or cash at our election. Holders of common limited partnership units are not entitled to rights as shareholders prior to redemption of their common limited partnership units. No member of our management owns common limited partnership units, and only two of our eight trust managers own common limited partnership units.

        Our operating partnership has issued $100 million of 7.0% Series B Cumulative Redeemable Perpetual Preferred Units and $53 million of 8.25% Series C Cumulative Redeemable Perpetual Preferred Units. Distributions on the preferred units are payable quarterly in arrears. The Series B preferred units are redeemable beginning in 2008 and the Series C preferred units are redeemable beginning in 2004, in each case by the operating partnership for cash at par plus the amount of any accumulated and unpaid distributions. The preferred units are convertible beginning in 2009 by the holder into a fixed number of corresponding Series B or C Cumulative Redeemable Perpetual Preferred Shares. The preferred units are subordinate to present and future debt. Effective December 1, 2003, we amended the terms of the Series B preferred units, which are described above. We did not record any charges to earnings in connection with this amendment. Distributions on the preferred units totaled $12.7 million for the year ended December 31, 2003.

        In conjunction with our acquisition of Oasis Residential, Inc. in 1998, we acquired the controlling managing member interest in Oasis Martinique, LLC, which owns one property in Orange County, California and is included in our consolidated financial statements. The remaining interests, comprising 740,348 units, are exchangeable into 561,924 of our common shares.

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

        Restricted Cash. Restricted cash consists of escrow deposits held by lenders for property taxes, insurance and replacement reserves, cash required to be segregated for the repayment of residents’ security deposits and deposits related to our development activities. Substantially all restricted cash is invested in demand and short-term instruments.

        Real Estate Assets, at Cost. Real estate assets are carried at cost plus capitalized carrying charges. Carrying charges are primarily interest and real estate taxes which are capitalized as part of properties under development. Expenditures directly related to the development, acquisition and improvement of real estate assets, excluding internal costs relating to acquisitions, are capitalized at cost as land, buildings and improvements. Indirect development costs, including salaries and benefits, travel and other related costs that are clearly attributable to the development of properties, are also capitalized. All construction and carrying costs are capitalized and reported on the balance sheet in properties under development until the apartment homes are substantially completed. Upon substantial completion of the apartment homes, the total cost for the apartment homes and the associated land is transferred to buildings and improvements and land, respectively, and the assets are depreciated over their estimated useful lives using the straight-line method of depreciation.

        Upon the acquisition of real estate, we assess the fair value of acquired assets, including land, buildings, the value of in-place leases, including above and below market leases, and acquired liabilities. We then allocate the purchase price of the acquired property based on these assessments. We assess fair value based on estimated cash flow projections and available market information. As of December 31, 2003, we have not acquired any operating properties that would fall within the scope of SFAS No. 141, “Business Combinations.”

        If an event or change in circumstance indicates that a potential impairment in the value of a property has occurred, our policy is to assess any potential impairment by making a comparison of the current and projected cash flows for such property over its remaining holding period, on an undiscounted basis, to the carrying amount of the property. If such carrying amounts were in excess of the estimated projected cash flows of the property, we would recognize an impairment loss equivalent to an amount required to adjust the carrying amount to its estimated fair market value.

        On January 1, 2002, we adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which requires that the assets and results of operations of any communities that have been sold, or otherwise qualify as held for sale, be presented as discontinued operations in our consolidated financial statements in both current and prior periods presented. Real estate to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Depreciation expense is not recorded during the period in which such assets are considered held for sale.

        We capitalized $22.3 million and $33.7 million in 2003 and 2002, respectively, of renovation and improvement costs which we believe extended the economic lives and enhanced the earnings of the related assets. Capital expenditures are capitalized and depreciated over their useful lives, which range from 3 to 20 years. Capital expenditures for 2002 included $6.3 million of non-recurring expenditures associated with signage implemented as part of our branding initiatives. Expenditures for signage represent fixed assets that are being depreciated over 10 years, as we believe that the new signage should provide long term benefits to us.

        Carrying charges, principally interest and real estate taxes, of land under development and buildings under construction are capitalized as part of properties under development and buildings and improvements to the extent that such charges do not cause the carrying value of the asset to exceed its net realizable value. Capitalized interest was $15.1 million in 2003, $10.9 million in 2002 and $10.9 million in 2001. Capitalized real estate taxes were $2.3 million in 2003, $2.0 million in 2002 and $2.3 million in 2001. All operating expenses, excluding depreciation, associated with completed apartment homes for properties in the development and leasing phase are expensed against revenues generated by those apartment homes. Upon substantial completion of the project, all apartment homes are considered operating and we stop capitalizing carrying costs.

        All initial buildings and improvements costs are depreciated over their remaining estimated useful lives of 5 to 35 years using the straight line method. Capital improvements, including carpet, appliances and HVAC unit replacements, subsequent to initial construction are depreciated over their expected useful lives of 3 to 20 years using the straight line method.

        Property operating and maintenance expenses included repair and maintenance expenses, which totaled $29.4 million in 2003, $26.9 million in 2002 and $26.5 million in 2001. Costs recorded as repair and maintenance include all costs that do not alter the primary use, extend the expected useful life or improve the safety or efficiency of the related asset. Our largest repair and maintenance expenditures related to landscaping, interior painting and floor coverings.

        Other Assets, Net. Other assets in our consolidated financial statements include deferred financing costs, non-real estate leasehold improvements and equipment, prepaid expenses and other miscellaneous receivables. Deferred financing costs are amortized over the terms of the related debt on the straight line method, which approximates the effective interest method. Leasehold improvements and equipment are depreciated on the straight line method over the shorter of the expected useful lives or the lease terms which range from 3 to 10 years. Accumulated depreciation and amortization for such assets totaled $19.3 million in 2003 and $16.9 million in 2002.

        Income Recognition. Our rental and other property income is recorded when due from residents and is recognized monthly as it is earned. Other property income consists primarily of utility rebillings, and administrative, application and other transactional fees charged to our residents. Our apartment homes are rented to residents on lease terms generally ranging from 6 to 13 months, with monthly payments due in advance. Interest, fee and asset management and all other sources of income are recognized as earned. Two of our properties are subject to rent control or rent stabilization. Operations of apartment properties acquired are recorded from the date of acquisition in accordance with the purchase method of accounting. In management’s opinion, due to the number of residents, the type and diversity of submarkets in which the properties operate, and the collection terms, there is no significant concentration of credit risk.

        Third-Party Construction Services. Our construction division performs services for our internally developed communities, as well as provides construction management and general contracting services for third-party owners of multifamily, commercial and retail properties. Income from these third-party projects is recognized on a percentage-of-completion basis. For projects where our fee is based on a fixed price, any cost overruns, as compared to the original budget, incurred during construction will reduce the fee generated on those projects. For any project where cost overruns are expected to be in excess of the fee generated on the project, we will recognize the total projected loss in the period in which the loss is first estimated. See Note 7 for further discussion of our third-party construction services.

        Fair Value Stock-Based Compensation. We have historically elected to follow Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for our share-based compensation. Under APB No. 25, when the exercise price of share options equals the market price of our shares at the date of grant, no compensation expense is recorded. Restricted shares are recorded to compensation expense over the vesting periods based on the market value of the shares on the date of grant, and no compensation expense is recorded for our Employee Stock Purchase Plan (“ESPP”), as the ESPP is considered non-compensatory.

        As discussed in the “Recent Accounting Pronouncements” Section, in December 2002, FASB issued SFAS No. 148, which amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. We had adopted the disclosure-only provisions of SFAS No. 123, but beginning January 1, 2003, we adopted the prospective method set forth in SFAS No. 148 in applying the provisions of SFAS No. 123.

        The fair value of each option granted is estimated on the date of grant utilizing the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2003 and 2002, respectively: risk-free interest rates of 4.0% and 5.0% to 5.2%, expected life of ten years, dividend yield of 8.1% and 6.9% to 7.0%, and expected share volatility of 18.3% and 18.1%. The weighted average fair value of options granted in 2003 and 2002, respectively, was $1.38 and $2.85 per share. There were no options granted in 2001.

        If we applied the retroactive restatement method set forth in SFAS No. 148 in applying the provisions of SFAS No. 123 to our option grants and ESPP, our net income to common shareholders and related basic and diluted earnings per share would be as follows:

(in thousands, except per share amounts)

	Year Ended December 31,

	2003	2002	2001

Net income available to common shareholders, as reported	$29,430	$74,612	$58,747
Per share - basic	0.75	1.84	1.48
Per share - diluted	0.71	1.73	1.41

Net income available to common shareholders, pro forma	$28,564	$74,009	$58,310
Per share - basic	0.73	1.83	1.47
Per share - diluted	0.69	1.71	1.40

Share-based compensation cost
Included in net income available to common shareholders, as reported	$3,247	$2,918	$1,951
Included in net income available to common shareholders, pro forma	4,113	3,521	2,388

        The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

    Reclassifications. Certain reclassifications have been made to amounts in prior year financial statements to conform with current year presentations.

        Recent Accounting Pronouncements. In April 2002, FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” which is effective for fiscal years beginning after May 15, 2002. Among other corrections, SFAS No. 145 requires gains and losses from the extinguishment of debt to be classified as extraordinary only if they meet the criteria set forth in Accounting Principles Board Opinion No. 30. Our adoption of SFAS No. 145 on January 1, 2003 did not have a material impact on our financial position, results of operations or cash flows.

        In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The recognition and initial measurement provisions of FIN 45, are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for periods ending after December 15, 2002. Our application of FIN 45 did not have a material impact on our financial position, results of operations or cash flows.

        In December 2002, FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” which is effective for fiscal years ending after December 15, 2002. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. Our adoption of the prospective method set forth in SFAS No. 148 did not have a material impact on our financial position, results of operations or cash flows.

        In May 2003, FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150, as amended, is effective for the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial position, results of operations or cash flows.

3.     Income Taxes

        We have maintained and intend to maintain our election as a REIT under the Internal Revenue Code of 1986, as amended. As a result, we generally will not be subject to federal taxation to the extent we distribute 90% of our REIT taxable income to our shareholders and satisfy certain other requirements. Accordingly, no provision for federal income taxes from REIT operations has been included in the accompanying consolidated financial statements. If we fail to qualify as a REIT in any taxable year, then we will be subject to federal income taxes at regular corporate rates, including any applicable alternative minimum tax. Taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to applicable federal, state and local income taxes.

        The following table reconciles net income available to common shareholders to REIT taxable income for the years ended December 31, 2003, 2002 and 2001:

(In thousands)

	Year Ended December 31,

	2003	2002	2001

Net income available to common shareholders	$29,430	$74,612	$58,747
Net (income) loss of taxable REIT subsidiaries included above	(496)	4,034	3,525

Net income from REIT operations	28,934	78,646	62,272
Book depreciation and amortization, including discontinued operations	108,027	105,043	101,639
Tax depreciation and amortization	(94,660)	(89,734)	(81,687)
Book/tax difference on gains/losses from capital transactions	999	(1,642)	5,374
Other book/tax differences, net	(3,454)	(3,919)	(2,099)

REIT taxable income	39,846	88,394	85,499
Dividends paid deduction	(100,104)	(103,441)	(102,757)

Dividends paid (in excess) of taxable income	$(60,258)	$(15,047)	$(17,258)

30 A schedule of per share distributions we paid and reported to our shareholders is set forth in the following tables:

	Year Ended December 31,

	2003	2002	2001

Common Share Distributions
Ordinary income	$2.15	$1.85	$2.31
Return of capital	0.34	--	--
20% Long-term capital gain	--	0.46	0.11
Pre May 6, 2003 long-term capital gain	0.01	--	--
Post May 5, 2003 long-term capital gain	0.03	--	--
25% Sec. 1250 capital gain	0.01	0.23	0.02

Total	$2.54	$2.54	$2.44

Percentage of distributions representing tax preference items	8.304%	9.491%	10.773%

Preferred Share Dividends
Ordinary income			$1.24
20% Long-term capital gain			0.06
25% Sec. 1250 capital gain			0.01

Total			$1.31

4.     Earnings Per Share

        Basic earnings per share is computed using income from continuing operations and the weighted average number of common shares outstanding. Diluted earnings per share reflects common shares issuable from the assumed conversion of common share options and awards granted, preferred shares, units convertible into common shares and convertible subordinated debentures. Only those items that have a dilutive impact on our basic earnings per share are included in diluted earnings per share. For the years ended December 31, 2003 and 2001, 1.9 million units convertible into common shares were not included in the diluted earnings per share calculated as they were anti-dilutive.

        The following table presents information necessary to calculate basic and diluted earnings per share for the periods indicated:

(In thousands, except per share amounts).

	Year Ended December 31,

	2003	2002	2001

Basic earnings per share calculation
Income from continuing operations before preferred share dividends	$29,430	$42,279	$58,299
Preferred share dividends	--	--	(2,545)

Income from continuing operations	29,430	42,279	55,754
Income from discontinued operations, including gain on sale	--	32,333	2,993

Net income	$29,430	$74,612	$58,747

Income from continuing operations - per share	$0.75	$1.04	$1.40
Income from discontinued operations - per share	--	0.80	0.08

Net income - per share	$0.75	$1.84	$1.48

Weighted average common shares outstanding	39,355	40,441	39,796

Diluted earnings per share calculation
Income from continuing operations before preferred share dividends	$29,430	$42,279	$58,299
Preferred share dividends	--	--	(2,545)

Income from continuing operations	29,430	42,279	55,754
Income allocated to units convertible into common shares	35	1,807	--

Income from continuing operations, as adjusted	29,465	44,086	55,754
Income from discontinued operations, including gain on sale	--	32,333	2,993

Net income, as adjusted	$29,465	$76,419	$58,747

Income from continuing operations, as adjusted - per share	$0.71	$1.00	$1.34
Income from discontinued operations - per share	--	0.73	0.07

Net income, as adjusted - per share	$0.71	$1.73	$1.41

Weighted average common shares outstanding	39,355	40,441	39,796
Incremental shares issuable from assumed conversion of:
Common share options and awards granted	1,433	1,313	1,234
Units convertible into common shares	566	2,462	573

Weighted average common and common dilutive equivalent
shares outstanding	41,354	44,216	41,603

5.     Discontinued Operations

        The components of net income that are presented as discontinued operations include net operating income, depreciation and property specific interest expense, if any. In addition, the net gain or loss on the disposal of communities is presented in discontinued operations when recognized. The operating results of discontinued operations related to properties held through our investment in joint ventures that are subsequently sold will continue to be reported in “Equity in income of joint ventures.” There were no property sales that were characterized as discontinued operations for 2003.

        The operating results of the three properties sold in 2002 that are included in discontinued operations for the years ended December 31, 2002 and 2001, are as follows:

   (In thousands)

	Year Ended December 31,

	2002	2001

Total property revenues	$8,944	$8,955
Total property expenses	(4,025)	(3,865)

Net operating income	4,919	5,090
Depreciation	(1,785)	(2,097)

Income from discontinued operations	$3,134	$2,993

6.     Investments in Joint Ventures

        In December 2003, Camden USA, Inc., one of our wholly owned subsidiaries, contributed undeveloped land located in Ashburn, Virginia into a joint venture in return for a 20% interest, totaling $1.5 million and approximately $12.7 million in cash. The remaining 80% interest is owned by Westwind Equity, LLC, an unrelated third party, which contributed $5.8 million to the joint venture. We entered into this transaction to reduce the risk associated with entering into a new market. The joint venture is developing Camden Westwind, a 464 apartment home community at a total estimated cost of $69.1 million. Concurrently with this transaction, we provided a $9.0 million mezzanine loan to the joint venture. We are providing development services to the joint venture, and fees earned for these services totaled $0.4 million for the year ended 2003. At December 31, 2003, the joint venture had total assets of $25.3 million and had third-party secured debt totaling $9.0 million.

        In June 1998, we completed a transaction in which Camden USA, Inc. and TMT-Nevada, LLC, a wholly owned subsidiary of a private pension fund, formed Sierra-Nevada Multifamily Investments, LLC (“Sierra-Nevada”). We entered into this transaction to reduce our market risk in the Las Vegas area. In this transaction, we transferred to Sierra-Nevada 19 apartment communities containing 5,119 apartment homes for an aggregate of $248 million. TMT-Nevada holds an 80% interest in Sierra-Nevada and Camden USA, Inc. holds the remaining 20% interest. At December 31, 2003, Sierra-Nevada owned 16 apartment communities with 4,227 apartment homes, had total assets of $183.5 million and secured debt totaling $157.5 million.

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

        The joint ventures discussed above are all accounted for under the equity method. The joint ventures in which we have an interest have been funded with secured, third-party debt. We are not committed to any additional funding on third-party debt in relation to our joint ventures. See discussion of principles of consolidation in Note 2.

7.     Third-Party Construction Services

        Our construction division performs services for our internally developed communities, as well as provides construction management and general contracting services for third-party owners of multifamily, commercial and retail properties. We are currently under contract on projects ranging from $0.7 million to $17.1 million. We earn fees on these projects ranging from 4% to 7% of the total contracted construction cost, which we recognize when they are earned. Fees earned from third-party construction projects totaled $2.6 million, $2.7 million, and $2.6 million for the years ended December 31, 2003, 2002 and 2001, respectively, and are included in revenues in our consolidated statements of operations under “Fee and asset management.”

        During the year ended December 31, 2003, we recorded cost overruns of $2.0 million on fixed fee projects, which represented the estimate of our remaining costs to complete the projects. These cost overruns are included in fee and asset management expenses in our consolidated statements of operations.

8.     Notes Receivable

        During the third quarter of 2002, we implemented a mezzanine financing program under which we provide financing to owners of real estate properties. We had $41.4 million and $17.6 million in secured notes receivable outstanding as of December 31, 2003 and 2002, respectively. These notes, which mature through 2008, accrue interest at rates ranging from 5% to 18% which is recognized as earned.

        The following is a summary of our notes receivable under this program:

($ in millions)

Location	Property Type (s)	Status	Apartment Homes	December 31, 2003 2002

Dallas/Fort Worth, Texas	Multifamily	Stabilized	738	$11.4	$--
Las Vegas, Nevada	Multifamily	Stabilized/Development	560	7.4	5.9
Reno, Nevada	Multifamily	Stabilized	450	5.4	5.3
Houston, Texas	Multifamily/Commercial	Predevelopment/Development	--	4.7	--
San Jose, California	Multifamily	Stabilized	117	3.6	--
Denver, Colorado	Multifamily	Stabilized	279	3.5	3.4
Atlanta, Georgia	Multifamily	Stabilized	360	3.0	3.0
Austin, Texas	Multifamily	Stabilized	296	2.4	--

Total			2,800	$41.4	$17.6

        We have reviewed the terms and conditions underlying each note and management believes that none of these notes qualify for consolidation as a variable interest entity. Management believes that these notes appear to be collectable, and no impairment existed at December 31, 2003.

        In December 2003, in connection with a joint venture transaction, we provided to the joint venture a $9.0 million mezzanine loan. We own a 20% interest in this joint venture. Interest on the note accrues at 14% and will mature in 2006. See further discussion of our joint ventures in Note 6.

9.     Notes Payable

        The following is a summary of our indebtedness:

(In millions)

	December 31,

	2002	2001

Unsecured line of credit and short-term borrowings	$47.0	$96.0

Senior unsecured notes
7.03% Notes, due 2003	--	50.0
7.14% Notes, due 2004	199.9	199.7
7.11% - 7.28% Notes, due 2006	174.5	174.4
5.98% Notes, due 2007	149.5	149.3
6.77% Notes, due 2010	99.9	99.9
7.69% Notes, due 2011	149.5	149.4
5.93% Notes, due 2012	199.2	199.1
5.45% Notes, due 2013	198.9	--

	1,171.4	1,021.8

Medium-term notes
6.88% - 7.17% Notes, due 2004	30.0	30.0
7.63% Notes, due 2009	15.0	15.0
6.79% Notes, due 2010	14.5	14.5

	59.5	59.5

Total unsecured notes	1,277.9	1,177.3

Secured notes

7.10% - 8.50% Conventional Mortgage Notes, due 2005- 2009	133.2	150.0
1.96% - 7.29% Tax-exempt Mortgage Notes, due 2025 - 2032	98.6	99.7

	231.8	249.7

Total notes payable	$1,509.7	$1,427.0

Floating rate debt included in unsecured line of credit (1.70% - 1.92%)	$47.0	$96.0
Floating rate tax-exempt debt included in secured notes (1.96% - 2.54%)	77.6	78.4
Net book value of real estate assets subject to secured notes	347.3	399.6

        We have a $500 million unsecured line of credit that matures in August 2006. The scheduled interest rate is currently based on spreads over LIBOR or Prime. The scheduled interest rate spreads are subject to change as our credit ratings change. Advances under the line of credit may be priced at the scheduled rates, or we may enter into bid rate loans with participating banks at rates below the scheduled rates. These bid rate loans have terms of six months or less and may not exceed the lesser of $250 million or the remaining amount available under the line of credit. The line of credit is subject to customary financial covenants and limitations, all of which we were in compliance with at December 31, 2003. The weighted average balance outstanding on the unsecured line of credit during the year ended December 31, 2003 was $144.0 million, with a maximum outstanding balance of $242.0 million.

        Our line of credit provides us with the ability to issue up to $100 million in letters of credit. While our issuance of letters of credit does not increase our borrowings outstanding under our line, it does reduce the amount available to us. At December 31, 2003, we had outstanding letters of credit totaling $12.4 million. As of December 31, 2003, we had $440.6 million available under our unsecured line of credit.

        In February 2003, we filed a universal shelf registration statement providing for the issuance of up to $1.0 billion in debt securities, preferred shares, common shares or warrants. This registration statement was combined with the $85.5 million remaining from our previous $750 million universal shelf. At December 31, 2003, $885.5 million was available for issuance.

        At December 31, 2003 and 2002, the weighted average interest rate on our floating rate debt was 2.2% and 2.6%, respectively.

        Our indebtedness, excluding our unsecured line of credit, had a weighted average maturity of 6.5 years. Scheduled repayments on outstanding debt, including our line of credit, at December 31, 2003 are as follows:

(In millions)

Year	Amount	Weighted Average Interest Rate

2004	$234.2	7.1%
2005	60.9	7.3%
2006	257.3	6.3%
2007	165.4	6.1%
2008	17.9	7.5%
2009 and thereafter	774.0	6.0%

Total	$1,509.7	6.3%

10.    Incentive and Benefit Plans

        Incentive Plan. During 2002, our Board of Trust Managers adopted, and our shareholders approved, the 2002 Share Incentive Plan of Camden Property Trust (the “2002 Share Plan”). Under the 2002 Share Plan, we may issue up to 10% of the total of (i) the number of our common shares outstanding at any time, plus (ii) the number of our common shares reserved for issuance upon conversion of securities convertible into or exchangeable for our common shares, plus (iii) the number of our common shares held as treasury shares. Compensation awards that can be granted under the 2002 Share Plan include various forms of incentive awards, including incentive share options, non-qualified share options and restricted shares. The class of eligible persons that can receive grants of incentive awards under the 2002 Share Plan consists of key employees, consultants and non-employee trust managers as determined by the compensation committee of our Board of Trust Managers. The 2002 Share Plan does not have a termination date; however, no incentive share options will be granted under this plan after February 5, 2012.

        We also have a non-compensatory option plan (the “1993 Share Plan”) that was amended in 2000 by our shareholders and Board of Trust Managers. The terms and conditions of the 1993 Share Plan are very similar to the 2002 Share Plan, except that no incentive awards may be granted under the 1993 Share Plan after May 27, 2003. As the terms and conditions of the 1993 Share Plan and the 2002 Share Plan are similar, when the term “plan” is used in the following discussion, we are referring to the plan from which the incentive award was granted.

        Following are summaries of the activity of the 1993 Share Plan and the 2002 Share Plan for the three years ended December 31, 2003:

2003 Share Plan	Shares Available for Issuance	Options and Restricted Shares

	2003	2003	Weighted Average 2003 Price	2002	Weighted Average 2002 Price	2001	Weighted Average 2001 Price

Balance at January 1	515,394	3,939,200	$30.96	3,292,816	$29.21	3,351,704	$28.30
Current year share adjustment (a)	(108,487)
Options
Granted	(517,000)	517,000	31.48	510,000	34.59	--	--
Exercised	--	(1,232,711)	30.45	(142,813)	28.15	(204,846)	29.65
Forfeited	111,164	(111,164)	33.16	(333)	24.88	(14,487)	26.11

Net options	(405,836)	(826,875)		366,854		(219,333)

Restricted shares
Granted	(1,071)	1,071	35.54	294,555	35.07	179,560	32.06
Forfeited	--	(57,929)	32.47	(15,025)	31.15	(19,115)	28.48

Net restricted shares	(1,071)	(56,858)		279,530		160,445

Balance at December 31	--	3,055,467	$30.46	3,939,200	$30.96	3,292,816	$29.21

Exercisable options at December 31		876,031	$33.65	2,017,495	$31.32	1,991,231	$30.50
Vested restricted shares at December 31		1,021,349	$27.66	880,440	$27.12	756,661	$26.79

(a)	Current year share adjustment represents cancellation of previously granted options that were forfeited partially offset by new common shares issued during the year.

2002 Share Plan	Shares Available for Issuance	Options and Restricted Shares

	2003	2003	Weighted Average 2003 Price	2002	Weighted Average 2002 Price

Balance at January 1 (a)	4,564,542	593,455	$36.87	--	$--
Options
Granted	--	--	--	612,486	36.87
Exercised	--	(33,876)	36.87	--	--
Forfeited	72,966	(72,966)	36.87	(19,031)	36.87

Net options	72,966	(106,842)		593,455

Restricted shares
Granted	(147,258)	147,258	32.44	--	--
Forfeited	--	(17,071)	31.55	--	--

Net restricted shares	(147,258)	130,187		--

Balance at December 31	4,490,250	616,800	$35.98	593,455	$36.87

Exercisable options at December 31		147,095	$36.87	--	$--
Vested restricted shares at December 31		8,754	$31.53	--	$--

(a)	Balance at January 1 reflects adjustment to shares available for issuance due to changes in plan calculation in 2003

    Options. Options are exercisable, subject to the terms and conditions of the plan, in increments of 33.33% per year on each of the first three anniversaries of the date of grant. The plan provides that the exercise price of an option will be determined by the compensation committee of the Board of Trust Managers on the day of grant, and to date all options have been granted at an exercise price that equals the fair market value on the date of grant. Options exercised during 2003 were exercised at prices ranging from $22.00 to $38.85 per share. At December 31, 2003, options outstanding were at exercise prices ranging from $21.38 to $41.91 per share and had a weighted average remaining contractual life of 7.0 years.

        The following is a detail of outstanding options at December 31, 2003:

	Total Options		Vested Options
Option Price	Outstanding	Weighted Average Price	Outstanding	Weighted Average Price	Remaining Contractual Life

$21.38-$31.48	602,451	$30.68	126,951	$27.68	8.1 years
$33.25-$34.59	783,460	33.87	510,138	33.49	6.1 years
$36.87-$41.91	805,323	37.40	386,037	37.05	7.0 years

Total options	2,191,234	$34.29	1,023,126	$34.11	7.0 years

        In 1998, in connection with the merger with Oasis Residential, Inc., we assumed the Oasis stock incentive plans. We converted all unexercised Oasis stock options issued under the former Oasis stock incentive plans into options to purchase Camden common shares. All of the Oasis options became fully vested upon conversion and have a weighted average remaining contractual life of three years. As of December 31, 2003, there were 85,347 Oasis options outstanding, which are exercisable at prices ranging from $29.32 to $31.62 per share.

        Restricted Shares. Restricted shares have vesting periods of up to ten years. The compensation cost for restricted shares is based on the market value of the shares on the date of grant. Restricted shares granted to non-employee trust managers have been awarded for their services as trust managers, and therefore, are accounted for on the same basis as all restricted share awards.

        Employee Stock Purchase Plan. We have established an ESPP for all active employees, officer, and trust managers who have completed one year of continuous service. Participants may elect to purchase Camden common shares through payroll or trust manager fee deductions and/or through quarterly contributions. At the end of each six-month offering period, each participant’s account balance is applied to acquire common shares on the open market at 85% of the market value, as defined, on the first or last day of the offering period, whichever price is lower. Each participant must hold the shares purchased for nine months in order to receive the discount, and a participant may not purchase more than $25,000 in value of shares during any plan year, as defined. No compensation expense was recognized for the difference in price paid by employees and the fair market value of our shares at the date of purchase. There were 26,668, 24,382 and 28,747 shares purchased under the ESPP during 2003, 2002 and 2001, respectively. The weighted average fair value of ESPP shares purchased in 2003, 2002 and 2001 was $34.49, $35.12 and $35.80 per share, respectively. In January 2004, 9,566 shares were purchased under the ESPP related to the 2003 plan year.

        Rabbi Trust. We have established a rabbi trust in which salary and bonus amounts awarded to certain officers under the share incentive plan and restricted shares awarded to certain officers and trust managers may be deposited. We account for the rabbi trust similar to a compensatory stock option plan. At December 31, 2003, approximately 1.8 million restricted shares were held in the rabbi trust. At December 31, 2003 and 2002, $25.3 million and $5.2 million, respectively, was required to be paid to us by plan participants upon the withdrawal of any shares from the trust, and is included in “Accounts receivable-affiliates” in our consolidated financial statements. The increase in receivables from plan participants in 2003 was due to the changes in the plan during 2003, which increased the amount an employee is required to pay upon withdrawal of shares from the trust.

    401(k) Savings Plan. We have a 401(k) savings plan, which is a voluntary defined contribution plan. Under the savings plan, every employee is eligible to participate beginning on the earlier of January 1 or July 1 following the date the employee has completed six months of continuous service with us. Each participant may make contributions to the savings plan by means of a pre-tax salary deferral, which may not be less than 1% nor more than 60% of the participant’s compensation. The federal tax code limits the annual amount of salary deferrals that may be made by any participant. We may make matching contributions on the participant’s behalf up to a predetermined limit. The matching contributions made for the years ended December 31, 2003, 2002 and 2001 were $775,000, $785,000 and $891,000 respectively. A participant’s salary deferral contribution will always be 100% vested and nonforfeitable. A participant will become vested in our matching contributions 33.33% after one year of service, 66.67% after two years of service and 100% after three years of service. Administrative expenses under the savings plan were not material.

11.     Securities Repurchase Program

        In 1998, we began repurchasing our common equity securities under a program approved by our Board of Trust Managers. To date, the Board has authorized us to repurchase or redeem up to $250 million of our securities through open market purchases and private transactions. At December 31, 2003, we had repurchased approximately 8.8 million common shares and redeemed approximately 106,000 units convertible into common shares at a total cost of $243.6 million. No common shares or units convertible into common shares were repurchased during 2003.

12.     Convertible Preferred Shares

        In April 2001, we announced that our issued and outstanding Series A preferred shares would be redeemed effective April 30, 2001 at a redemption price of $25.00 per share, the stated liquidation preference, plus an amount equal to all accumulated, accrued and unpaid dividends as of April 30, 2001. Prior to redemption, 3.1 million preferred shares were converted into 2.4 million common shares. The remaining preferred shares were redeemed for an aggregate of $27.1 million, including unpaid dividends, using funds available under our unsecured line of credit.

13.     Technology Investments

        Our Board of Trust Managers authorized us to invest in non-real estate initiatives, including investments in e-commerce initiatives with other multifamily real estate owners. During 2001, management determined that the capital markets for these technology companies and the expected future cash flows from these investments made it difficult to support the carrying values of our investments. Therefore, during that year we recorded an impairment provision totaling $9.9 million, which represented our remaining carrying value at time of write-off of all technology initiatives. Of this amount, $6.4 million relates to companies that have ceased operations, filed for bankruptcy, or are in the process of being sold.

14.     Townhome Sales

        We have completed construction of 17 for-sale townhomes in the downtown Dallas area at a total cost of approximately $5.5 million. During 2001 and 2002, we sold five and eight units, respectively, at a total sales price of approximately $1.6 million and $2.5 million, respectively. During 2003, we sold the four remaining units at a total sales price of approximately $1.3 million. The proceeds received from these townhome sales are included in other revenues in our consolidated statements of operations. Other expenses in our consolidated statements of operations represent the construction costs and marketing expenses associated with the townhomes.

15.     Related Party Transactions

        Two of our executive officers had unsecured loans totaling $1.8 million with one of our taxable REIT subsidiaries. The executives utilized amounts received from these loans to purchase our common shares in open market transactions at then current market prices in 1994. During the second quarter of 2003, the executive officers repaid their unsecured loans. Each note was scheduled to mature in February 2004 and had a fixed interest rate of 5.2%.

        We perform property management services for properties owned by joint ventures in which we own an interest. Management fees earned on these properties amounted to $1.1 million, $1.4 million and $1.5 million for the years ended December 31, 2003, 2002, and 2001, respectively.

        In 1999 and 2000, our Board of Trust Managers approved a plan that permitted four of our current senior executive officers and two of our former executive officers to complete the purchase of $23.0 million of our common shares in open market transactions. The purchases were funded with unsecured full recourse personal loans made to each of the executives by a third-party lender. The loans mature beginning in 2004, bear interest at market rates and require interest to be paid quarterly. To facilitate the employee share purchase transactions, we entered into a guaranty agreement with the lender for payment of all indebtedness, fees and liabilities of the officers to the lender. Simultaneously, we entered into a reimbursement agreement with each of the executive officers whereby each executive officer has indemnified us and absolutely and unconditionally agreed to reimburse us, should any amounts ever be paid by us pursuant to the terms of the guaranty agreement. The reimbursement agreements require the executives to pay interest from the date any amounts are paid by us until repayment by the officer. We have not had to perform under the guaranty agreement.

        Beginning in 2000, we invested approximately $1.4 million into BroadBand Residential Inc., a multi-unit owner-sponsored broadband company providing high-speed data services to multifamily residents, and invested approximately $2.1 million in Viva Group, Inc., an internet based company that provides online owner-renter matching services for the multi-family housing industry. One of our trust managers is a director, executive officer and significant shareholder of Viva Group, Inc., In connection with our investment in BroadBand Residential, we had the right to designate one member of its board of directors. We appointed one of our executive officers to fill that position and represent our interest. As described in Note 13, during 2001, we recorded an impairment charge for all technology investments, including our investment in Viva Group, Inc. and BroadBand Residential. During 2001, BroadBand Residential discontinued operations.

16.     Fair Value of Financial Instruments

        SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” requires disclosure about fair value for all financial instruments, whether or not recognized, for financial statement purposes. Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2003 and 2002. Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we could obtain on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

        As of December 31, 2003 and 2002, management estimated that the carrying value of cash and cash equivalents, accounts receivable, notes receivable, accounts payable, accrued expenses and other liabilities and distributions payable were at amounts that reasonably approximated their fair value.

        Estimates of fair value of our notes payable are based upon interest rates available for the issuance of debt with similar terms and remaining maturities. As of December 31, 2003, the outstanding balance of fixed rate notes payable of $1,385.1 million had a fair value of $1,492.9 million. As of December 31, 2002, the outstanding balance of fixed rate notes payable of $1,252.6 million had a fair value of $1,319.8 million. The floating rate notes payable balance at December 31, 2003 and 2002 approximated fair value.

17.     Net Change in Operating Accounts

        The effect of changes in the operating accounts on cash flows from operating activities is as follows:

   (In thousands)

	Year Ended December 31,

	2003	2002	2001

Decrease (increase) in assets:
Other assets, net	$1,492	$(6,720)	$(5,333)
Restricted cash	(2,439)	1,387	(1,128)

Increase (decrease) in liabilities:
Accounts payable	(10,039)	22,624	(255)
Accrued real estate taxes	906	(1,695)	2,012
Accrued expenses and other liabilities	13,405	14,434	19,689

Change in operating accounts	$3,325	$30,030	$14,985

18.     Commitments and Contingencies

        Construction Contracts. As of December 31, 2003, we were obligated for approximately $3.0 million of additional expenditures on our one project currently under development (a substantial amount of which we expect to be funded with our unsecured line of credit).

        Lease Commitments. At December 31, 2003, we had long-term operating leases covering certain land, office facilities and equipment. Rental expense totaled $2.0 million in 2003, $1.9 million in 2002 and $1.9 million in 2001. Minimum annual rental commitments for the years ending December 31, 2004 through 2008 are $2.1 million, $1.9 million, $1.6 million, $1.5 million and $1.0 million, respectively, and $4.1 million in the aggregate thereafter.

        Employment Agreements. We have employment agreements with four of our senior officers, the terms of which expire at various times through August 20, 2005. Such agreements provide for minimum salary levels as well as various incentive compensation arrangements, which are payable based on the attainment of specific goals. The agreements also provide for severance payments plus a gross-up payment if certain situations occur, such as termination without cause or a change of control. In the case of two of the agreements, the severance payment equals one times the respective current salary base in the case of termination without cause and 2.99 times the respective average annual compensation over the previous three fiscal years in the case of change of control. In the case of the other two agreements, the severance payment generally equals 2.99 times the respective average annual compensation over the previous three fiscal years in connection with, among other things, a termination without cause or a change of control, and the officer would be entitled to receive continuation and vesting of certain benefits in the case of such termination.

    Contingencies.        Prior to our merger with Oasis Residential, Inc., Oasis had been contacted by certain regulatory agencies with regard to alleged failures to comply with the Fair Housing Amendments Act (the “Fair Housing Act”) as it pertained to nine properties (seven of which we currently own) constructed for first occupancy after March 31, 1991. On February 1, 1999, the Justice Department filed a lawsuit against us and several other defendants in the United States District Court for the District of Nevada alleging (1) that the design and construction of these properties violates the Fair Housing Act and (2) that we, through the merger with Oasis, had discriminated in the rental of dwellings to persons because of handicap. The complaint requests an order that (i) declares that the defendants’ policies and practices violate the Fair Housing Act; (ii) enjoins us from (a) failing or refusing, to the extent possible, to bring the dwelling units and public use and common use areas at these properties and other covered units that Oasis has designed and/or constructed into compliance with the Fair Housing Act, (b) failing or refusing to take such affirmative steps as may be necessary to restore, as nearly as possible, the alleged victims of the defendants’ alleged unlawful practices to positions they would have been in but for the discriminatory conduct, and (c) designing or constructing any covered multifamily dwellings in the future that do not contain the accessibility and adaptability features set forth in the Fair Housing Act; and requires us to pay damages, including punitive damages, and a civil penalty.

        With any acquisition, we plan for and undertake renovations needed to correct deferred maintenance, life/safety and Fair Housing matters. On January 30, 2001, a consent decree was ordered and executed in the above Justice Department action. Under the terms of the decree, we were ordered to make certain retrofits and implement certain educational programs and Fair Housing advertising. These changes are to take place over five years. The costs associated with complying with the decree have been accrued for and are not material to our consolidated financial statements.

        We are subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. While the resolution of these matters cannot be predicted with certainty, management believes that the final outcome of such matters will not have a material adverse effect on our consolidated financial statements.

        In the ordinary course of our business, we issue letters of intent indicating a willingness to negotiate for the purchase or sale of multifamily properties or development land. In accordance with local real estate market practice, such letters of intent are non-binding, and neither party to the letter of intent is obligated to pursue negotiations unless and until a definitive contract is entered into by the parties. Even if definitive contracts are entered into, the letters of intent and resulting contracts generally contemplate that such contracts will provide the purchaser with time to evaluate the properties and conduct due diligence, during which periods the purchaser will have the ability to terminate the contracts without penalty or forfeiture of any deposit or earnest money. There can be no assurance that definitive contracts will be entered into with respect to any properties covered by letters of intent or that we will acquire or sell any property as to which we may have entered into a definitive contract. Furthermore, due diligence periods are frequently extended as needed. An acquisition or sale becomes probable at the time that the due diligence period expires and the definitive contract has not been terminated. We are then at risk under an acquisition contract, but only to the extent of any earnest money deposits associated with the contract, and are obligated to sell under a sales contract.

        We are currently in the due diligence period for the purchase of land for development and the acquisition of operating properties. No assurance can be made that we will be able to complete the negotiations or become satisfied with the outcome of the due diligence.

19.     Quarterly Financial Data (unaudited)

        Summarized quarterly financial data for the years ended December 31, 2003 and 2002 is as follows:

(In thousands, except per share amounts)

	First	Second	Third	Fourth		Total

2003:
Revenues	$100,800	$102,841	$104,824	$108,075		$416,540
Net income available to common shareholders	8,334	5,908	5,938	9,250		29,430
Net income available to common shareholders
per share - basic	0.21	0.15	0.15	0.23		0.75
Net income available to common shareholders
per share - diluted	0.20	0.14	0.14	0.22		0.71
2002:
Revenues	$101,697	$101,753	$104,229	$103,304		$410,983
Net income available to common shareholders	13,982	12,117	10,235	38,278		74,612
Net income available to common shareholders
per share - basic	0.34	0.30	0.25	0.98	(a)	1.84
Net income available to common shareholders
per share - diluted	0.32	0.28	0.24	0.93	(a)	1.73

(a)	Includes a $29,199, or $0.74 basic and $0.71 diluted, impact related to the gain on sale of discontinued operations

20.     Price Range of Common Shares (unaudited)

        The high and low sales prices per share of our common shares, as reported on the New York Stock Exchange composite tape, and distributions per share declared for the quarters indicated are as follows:

	High	Low	Distributions

2003 Quarters:
First	$33.99	$30.70	$0.635
Second	36.14	32.93	0.635
Third	38.99	34.88	0.635
Fourth	44.30	38.73	0.635

2002 Quarters:
First	$39.20	34.59	$0.635
Second	41.54	36.81	0.653
Third	37.25	30.80	0.635
Fourth	34.35	29.74	0.635

43 CAMDEN PROPERTY TRUST COMPARATIVE SUMMARY OF SELECTED FINANCIAL AND PROPERTY DATA (In thousands, except per share amounts)

	Year Ended December 31,

	2003	2002	2001	2000	1999

Revenues
Rental revenues	$371,019	$365,883	$365,973	$356,396	$333,482
Other property revenues	32,560	30,622	28,692	26,351	21,476

Total property revenues	403,579	396,505	394,665	382,747	354,958
Fee and asset management	7,276	6,264	7,745	6,537	6,492
Other revenues	5,685	8,214	9,117	5,823	1,924

Total revenues	416,540	410,983	411,527	395,107	363,374
Expenses
Property operating and maintenance	118,616	108,915	103,154	100,511	95,794
Real estate taxes	44,128	41,005	39,760	38,125	35,451

Total property expenses	162,744	149,920	142,914	138,636	131,245
Property management	10,154	10,027	9,510	9,358	9,372
Fee and asset management	3,908	2,499	2,016	1,370	1,254
General and administrative	16,231	14,439	12,521	13,706	10,471
Impairment provision for technology investments	--	--	9,864	--	--
Other expenses	1,389	2,790	1,511	--	--
Losses related to early retirement of debt	--	234	388	--	--
Interest	75,414	71,499	69,841	69,036	57,856
Amortization of deferred financing costs	2,634	2,165	1,591	1,340	1,064
Depreciation	105,442	101,177	97,972	93,610	86,523

Total expenses	377,916	354,750	348,128	327,056	297,785

Income from continuing operations before gain on sale of properties, equity in income of joint ventures and minority interests	38,624	56,233	63,399	68,051	65,589
Gain on sale of properties	2,590	359	2,372	18,323	2,979
Equity in income of joint ventures	3,200	366	8,527	765	683
Income allocated to minority interests
Distributions on units convertible into perpetual
preferred shares	(12,747)	(12,872)	(12,872)	(12,845)	(8,278)
Income allocated to units convertible into common shares	(2,237)	(1,807)	(3,127)	(2,461)	(2,014)

Income from continuing operations	29,430	42,279	58,299	71,833	58,959
Income from discontinued operations	--	3,134	2,993	2,591	2,664
Gain on sale of discontinued operations	--	29,199	--	--	--

Net income	29,430	74,612	61,292	74,424	61,623
Preferred share dividends	--	--	(2,545)	(9,371)	(9,371)

Net income available to common shareholders	$29,430	$74,612	$58,747	$65,053	$52,252

Earnings per share - basic
Income from continuing operations	$0.75	$1.04	$1.40	$1.64	$1.20
Income from discontinued operations, including gain on sale	--	0.80	0.08	0.07	0.07

Net income available to common shareholders	$0.75	$1.84	$1.48	$1.71	$1.27

Earnings per share - diluted
Income from continuing operations	$0.71	$1.00	$1.34	$1.57	$1.17
Income from discontinued operations, including gain on sale	--	0.73	0.07	0.06	0.06

Net income available to common shareholders	$0.71	$1.73	$1.41	$1.63	$1.23

Distributions declared per common share	$2.54	$2.54	$2.44	$2.25	$2.08
Weighted average number of common shares outstanding	39,355	40,441	39,796	38,112	41,236
Weighted average number of common and common dilutive equivalent shares outstanding	41,354	44,216	41,603	41,388	44,291

44 CAMDEN PROPERTY TRUST COMPARATIVE SUMMARY OF SELECTED FINANCIAL AND PROPERTY DATA (CONTINUED) (In thousands, except property data)

	Year Ended December 31,

	2003	2002	2001	2000	1999

Balance Sheet Data (at end of year)
Real estate assets	$3,099,856	$3,035,970	$2,823,530	$2,719,234	$2,706,163
Accumulated depreciation	(601,688)	(498,776)	(422,154)	(326,723)	(253,545)
Total assets	2,625,561	2,608,899	2,449,665	2,430,881	2,487,932
Notes payable	1,509,677	1,427,016	1,207,047	1,138,117	1,165,090
Minority interests	196,385	200,729	206,079	210,377	196,852
Convertible subordinated debentures	--	--	--	1,950	3,406
Shareholders' equity	$784,885	$839,453	$918,251	$974,183	$1,016,675
Common shares outstanding	39,658	39,214	40,799	38,129	39,093
Other Data
Cash flows provided by (used in):
Operating activities	$137,962	$182,207	$180,280	$166,436	$164,021
Investing activities	(91,947)	(220,766)	(103,689)	(15,751)	(220,571)
Financing activities	(43,063)	35,785	(78,348)	(151,266)	(56,420)
Funds from operations - diluted (a)	133,109	150,104	157,452	156,274	152,369
Property Data
Number of operating properties (at end of year)
Included in continuing operations	144	143	142	142	150
Included in discontinued operations	--	--	3	3	3
Number of operating apartment homes (at end of year)
Included in continuing operations	51,344	50,790	50,021	50,012	51,987
Included in discontinued operations	--	--	1,324	1,324	1,324
Number of operating apartment homes (weighted average) (b)
Included in continuing operations	46,382	45,465	44,164	45,177	44,282
Included in discontinued operations	--	1,285	1,324	1,324	1,324
Weighted average monthly total property revenue
per apartment home	$725	$727	$745	$706	$668
Properties under development (at end of period)	2	4	2	3	6

(a)	Management considers FFO to be an appropriate measure of the performance of an equity REIT. The National Association of Real Estate Investment Trusts ("NAREIT") currently defines FFO as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. In addition, extraordinary or unusual items, along with significant non-recurring events that materially distort the comparative measure of FFO are typically disregarded in its calculation. Our definition of diluted FFO also assumes conversion at the beginning of the period of all convertible securities, including minority interests, which are convertible into common equity. We believe that in order to facilitate a clear understanding of our consolidated historical operating results, FFO should be examined in conjunction with net income as presented in the consolidated financial statements and data included elsewhere in this report. FFO is not defined by generally accepted accounting principles. FFO should not be considered as an alternative to net income as an indication of our operating performance or to net cash provided by operating activities as a measure of our liquidity. Furthermore, FFO as disclosed by other REITs may not be comparable to our calculation. See our reconciliation of net income available to common shareholders to FFO in Management's Discussion and Analysis.

(b)	Excludes apartment homes owned in joint ventures.
45