Form 10-K, Exhibit 13
period 2004-12-31
CAMDEN PROPERTY TRUST
filed 2005-03-15
CIK 906345

EXHIBIT 13.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

     The following discussion should be read in conjunction with the financial statements and notes appearing elsewhere in this report. Historical results and trends which might appear should not be interpreted as being indicative of future operations.

     We have made statements in this report which are “forward-looking” in that they do not discuss historical fact, but instead note expectations, projections, intentions or other items relating to the future. You should not rely on these forward-looking statements as they are subject to known and unknown risks, uncertainties and other factors which may cause our actual results or performance to differ materially from those included in the forward-looking statements. Many of these factors are noted in conjunction with the forward-looking statements in the text. Other important factors that could cause actual results to differ include:

•	the results of our efforts to implement our property development, construction and acquisition strategies;

•	our ability to effectively integrate the operations of Summit Properties Inc. (“Summit”);

•	the timing of property dispositions and other financing arrangements related to the merger with Summit;

•	the effects of economic conditions, including rising interest rates;

•	our ability to generate sufficient cash flows;

•	the failure to qualify as a real estate investment trust;

•	the costs of our capital and debt;

•	changes in our capital requirements;

•	the actions of our competitors and our ability to respond to those actions;

•	the performance of our mezzanine financing program;

•	changes in governmental regulations, tax rates and similar matters; and

•	environmental uncertainties and disasters.

     Do not rely on these forward-looking statements, which only represent our estimates and assumptions as of the date of this report. We assume no obligation to update or revise any forward-looking statement.

Business

     Camden Property Trust is a real estate investment trust (“REIT”) and, with our subsidiaries, reports as a single business segment with activities related to the ownership, development, construction and management of multifamily apartment communities. Our use of the term “communities”, “multifamily communities”, “properties”, or “multifamily properties” in the following discussion refers to our multifamily apartment communities. As of December 31, 2004, we owned interests in, operated or were developing 147 multifamily properties containing 52,570 apartment homes located in ten states. At December 31, 2004, we had one recently completed multifamily property containing 538 apartment homes in lease-up. We had 1,114 apartment homes under development at three of our multifamily properties, including 464 apartment homes at one multifamily property owned through a joint venture. We had two properties containing 886 apartment homes which were designated as held for sale. Additionally, we had several sites that we intend to develop into multifamily apartment communities.

     Our 2004 results reflected a return of earnings growth that had been on the decline since 2001. Factors contributing to our growth in 2004 included our ability to (i) take advantage of development and acquisition opportunities as they became available, and (ii) leverage our access to low cost capital to provide earnings opportunities. These fundamentals have been key contributors to our ability to increase shareholder value. Our recent and current development pipeline has increased our asset base by nearly $400 million and these properties have significantly contributed to our success in 2004. Additionally, we have been able to take advantage of our strong financial position by providing mezzanine financing that has positively augmented our revenue stream.

     Our operating fundamentals continued to be affected by an oversupply of multifamily housing and low interest rates on mortgage debt, which continued to make home purchases attractive. High concessions continued to be our biggest challenge to increasing rental rates during 2004. Concession trends during the last half of 2004 showed promising results, as concessions declined in our stabilized properties during the fourth quarter. However, we expect that managing concessions will continue to be a significant challenge in 2005.

     We continue to focus on expense control. The increase in 2004 expenses was driven by increases in property insurance expenses and normal increases in employee related expenses. We were able to capitalize on the lower interest rate environment in 2004 by taking advantage of financing opportunities and replacing maturing debt with new lower cost debt. Although we expect 2005 to remain a challenging economic environment, we believe we are well positioned, both geographically and financially, for growth.

     Market balance is one of our core strategies. Through our merger with Summit, which is discussed below, and development and disposition activities, we have increased our market exposure in key markets, such as Southern California, Washington, DC and Southeast Florida, decreased our relative exposure in high concentration markets, such as Houston, Dallas and Las Vegas, and expanded our development pipeline. We intend to continue to recycle capital to improve the quality of our properties. As a result of the merger and other activities, our properties are located in 16 of the top 20 U.S. job growth markets and are well positioned as the recovery continues. We expect the combination of all these forces should add value to our shareholders moving forward into 2005.

     On February 28, 2005, Summit was merged with and into Camden Summit Inc., one of our wholly-owned subsidiaries (“Camden Summit”), pursuant to an Agreement and Plan of Merger dated as of October 4, 2004 (the “Merger Agreement”), as amended. Prior to the effective time of the merger, Summit was the sole general partner of Summit Properties Partnership, L.P. (the “Camden Summit Partnership”), and at the effective time, Camden Summit became the sole general partner of the Camden Summit Partnership. As of December 31, 2004, Summit owned or held an ownership interest in 48 communities comprised of 15,002 apartment homes with an additional 1,834 apartment homes under construction in five new communities.

     Under the terms of the Merger Agreement, Summit stockholders had the right to elect, on a share-by-share basis, to receive either $31.20 in cash or 0.6687 of a Camden common share at the closing of the merger. These elections were subject to reallocation so that the aggregate amount of cash issued in the merger to Summit’s stockholders equaled approximately $436.3 million. In the merger, we issued approximately 11.8 million common shares to Summit stockholders. The limited partners in the Camden Summit Partnership were offered, on a unit-by-unit basis, the opportunity to redeem their partnership units for $31.20 in cash per unit or to remain in the Camden Summit Partnership following the merger at a unit valuation equal to 0.6687 of a Camden common share. The limited partner elections resulted in our redeeming 0.7 million partnership units for cash, for an aggregate of $21.7 million, and issuing 1.8 million partnership units.

Property Update

     During 2004, stabilization was achieved at two communities totaling 786 apartment homes as follows: Camden Oak Crest, which completed construction of 364 apartment homes in the second quarter of 2003; and Camden Sierra at Otay Ranch, which completed construction of 422 apartment homes in the third quarter of 2003. We consider a property stabilized once it reaches 90% occupancy, or generally one year from opening the leasing office, with some allowances for larger than average properties.

     During 2004, we also completed construction of Camden Harbor View, a 538 apartment home community located in Long Beach, California, which stabilized operations during the first quarter of 2005. Additionally, we continued construction at Camden Westwind, a 464 apartment home community in Ashburn, Virginia. This property is owned by a joint venture in which we own a 20% interest. We also began construction on Camden Farmers Market II, a 284 apartment home community located in Dallas, Texas, and Camden Lago Vista, a 366 apartment home community located in Orlando, Florida.

     As of December 31, 2004, we had operating properties in 17 markets. No single market contributed more than 15% of our net operating income for the year then ended. For the year ended December 31, 2004, Houston, Las Vegas, and Dallas contributed 14.4%, 13.2% and 13.2%, respectively, to our net operating income. We continually evaluate our portfolio to ensure appropriate geographic diversification in order to manage our risk of market concentration. We seek to selectively dispose of assets which management believes are highly capital intensive, have a lower projected growth rate than the overall portfolio, or no longer conform to our operating and investment strategies.

     A summary of our 2004 disposition and properties held for sale as of December 31, 2004 is as follows:

	Number of
	Apartment	Date of
Property and Location	Homes	Disposition	Year Built
Camden Fountains
Orlando, FL	552	12/29/04	1984
Camden Ybor City
Tampa, FL	454	n/a	2002
Camden Greens
Las Vegas, NV	432	1/27/05	1990

Total apartment homes sold and held for sale	1,438

     Our multifamily property portfolio, excluding land we hold for future development and joint venture properties we do not manage, at December 31, 2004, 2003 and 2002 is summarized as follows:

	2004		2003		2002
	Apartment		Apartment		Apartment
	Homes	Properties	Homes	Properties	Homes	Properties
Operating Properties
West Region
Las Vegas, Nevada (a)	9,625	33	9,625	33	10,017	35
Denver, Colorado (a)	2,529	8	2,529	8	2,529	8
Phoenix, Arizona	2,433	8	2,433	8	2,433	8
Los Angeles/Orange County, California	2,191	5	1,653	4	1,653	4
San Diego/Inland Empire, California	846	3	846	3	264	1
Tucson, Arizona	821	2	821	2	821	2
Central Region
Dallas, Texas	8,359	23	8,359	23	8,359	23
Houston, Texas	6,810	15	6,810	15	6,446	14
St. Louis, Missouri	2,123	6	2,123	6	2,123	6
Austin, Texas	1,745	6	1,745	6	1,745	6
Corpus Christi, Texas	1,410	3	1,284	3	1,284	3
Kansas City, Missouri	596	1	596	1	596	1
East Region
Tampa, Florida	6,089	13	6,089	13	6,089	13
Orlando, Florida	2,252	5	2,804	6	2,804	6
Charlotte, North Carolina	1,659	6	1,659	6	1,659	6
Louisville, Kentucky	1,448	5	1,448	5	1,448	5
Greensboro, North Carolina	520	2	520	2	520	2

Total Operating Properties	51,456	144	51,344	144	50,790	143

Properties Under Development
West Region
Los Angeles/Orange County, California	—	—	538	1	538	1
San Diego/Inland Empire, California	—	—	—	—	582	2
Central Region
Dallas, Texas	284	1	—	—	—	—
Houston, Texas	—	—	—	—	364	1
East Region
Tampa, Florida	366	1	—	—	—	—
Northern Virginia (b)	464	1	464	1	—	—

Total Properties Under Development	1,114	3	1,002	2	1,484	4

Total Properties	52,570	147	52,346	146	52,274	147

Less: Joint Venture Properties (a) (b)	5,011	18	5,011	18	4,939	19

Total Properties Owned 100%	47,559	129	47,335	128	47,335	128

(a)	Includes properties held in joint ventures as follows: one property with 320 apartment homes in Colorado in which we own a 50% interest, the remaining interest is owned by an unaffiliated private investor; and 16 properties with 4,227 apartment homes (18 properties with 4,619 apartment homes at December 31, 2002) in Las Vegas in which we own a 20% interest, the remaining interest is owned by an unaffiliated private investor.

(b)	Includes one property with 464 apartment homes currently under development in Virginia held in a joint venture we entered into in 2003 in which we own a 20% interest, the remaining interest is owned by an unaffiliated private investor.

     At December 31, 2004, we had one completed property in lease-up as follows:

($ in millions)

	Number of
	Apartment	Cost to	% Leased	Date of	Date of
Property and Location	Homes	Date	at 3/1/05	Completion	Stabilization
Camden Harbor View
Long Beach, CA	538	$144.2	90%	2Q04	1Q05

     At December 31, 2004, we had three properties in various stages of construction as follows:

($ in millions)

	Number of		Cost	Estimated	Estimated
	Apartment	Estimated	Incurred	Date of	Date of
Property and Location	Homes	Cost	at 12/31/04	Completion	Stabilization
Under Construction
Camden Farmers Market II
Dallas, TX	284	$31.7	$18.4	3Q05	1Q06
Camden Lago Vista
Orlando, FL	366	34.8	20.9	3Q05	1Q06

Total	650	$66.5	$39.3

Under Construction – JV’s
Camden Westwind
Ashburn, VA	464	$69.1	$44.2	1Q06	4Q06

     Real estate assets are carried at cost plus capitalized carrying charges. Carrying charges are primarily interest and real estate taxes which are capitalized as part of properties under development. Expenditures directly related to the development, acquisition and improvement of real estate assets, excluding internal costs relating to acquisitions of operating properties, are capitalized at cost as land, buildings and improvements. Indirect development costs, including salaries and benefits and other related costs which are clearly attributable to the development of properties, are also capitalized. All construction and carrying costs are capitalized and reported on the balance sheet in properties under development until the apartment homes are substantially completed. Upon substantial completion of the apartment homes, the total cost for the apartment homes and the associated land is transferred to buildings and improvements and land, respectively, and the assets are depreciated over their estimated useful lives using the straight-line method of depreciation.

     Where possible, we stage our construction to allow leasing and occupancy during the construction period, which we believe minimizes the duration of the lease-up period following completion of construction. Our accounting policy related to properties in the development and leasing phase is that all operating expenses associated with completed apartment homes are expensed.

     If an event or change in circumstance indicates that a potential impairment in the value of a property has occurred, our policy is to assess any potential impairment by making a comparison of the current and projected cash flows for such property over its remaining holding period, on an undiscounted basis, to the carrying amount of the property. If such carrying amounts were in excess of the estimated projected cash flows of the property, we would recognize an impairment loss equivalent to an amount required to adjust the carrying amount to its estimated fair value, less costs to sell.

     During 2004, 2.4 acres of undeveloped land held in Dallas was classified as held for sale, upon the commencement of a plan to dispose of the asset. In connection with our decision to dispose of the asset, we incurred an impairment charge of $1.1 million to write-down the carrying value of the land to its fair value, less costs to sell. The net fair value expected to be received upon sale is estimated to be $1.8 million.

     Our consolidated balance sheet at December 31, 2004 included $176.8 million related to wholly-owned properties under development. Of this amount, $38.9 million relates to our two projects currently under development, Camden Farmers Market II and Camden Lago Vista. Additionally, at December 31, 2004, we had $137.9 million invested in land held for future development. Included in this amount is $67.6 million related to projects we expect to begin constructing in early 2005. We also had $39.3 million invested in land tracts adjacent to development projects, which are being utilized in conjunction with those projects. Upon completion of these development projects, we expect to utilize this land to further develop apartment homes in these areas. We may also sell certain parcels of these undeveloped land tracts to third parties for commercial and retail development.

     At December 31, 2004 and 2003, our investments in various geographic areas, excluding properties held for sale and investments in joint ventures, were as follows:

(In thousands)

	2004		2003
West Region
Los Angeles/Orange County, California	$387,227	13%	$387,217	13%
Las Vegas, Nevada	357,049	11	382,238	12
Denver, Colorado	194,962	6	193,833	6
Phoenix, Arizona	177,072	6	175,693	6
San Diego/Inland Empire, California	135,078	4	128,860	4
Tucson, Arizona	35,724	1	35,266	1
Central Region
Dallas, Texas	425,807	14	412,553	13
Houston, Texas	404,897	13	402,724	13
St. Louis, Missouri	120,020	4	118,779	4
Austin, Texas	73,782	2	72,883	2
Corpus Christi, Texas	54,781	2	49,494	2
Kansas City, Missouri	37,154	1	36,730	1
East Region
Tampa, Florida	303,157	10	342,421	11
Orlando, Florida	167,194	5	171,594	5
Charlotte, North Carolina	82,877	3	82,250	3
Louisville, Kentucky	78,758	3	78,075	3
Greensboro, North Carolina	18,503	1	18,213	1
Northern Virginia	32,976	1	—	—

Total Properties	$3,087,018	100%	$3,088,823	100%

Third-Party Construction Services

     Our construction division performs services for our internally developed communities, as well as provides construction management and general contracting services for third-party owners of multifamily, commercial and retail properties. At December 31, 2004, we were under contract on projects ranging from $0.4 million to $19.3 million. We earn fees on these projects ranging from 3% to 12% of the total contracted construction cost, which we recognize as earned. Fees earned from third-party construction projects totaled $3.8 million, $2.7 million and $2.7 million for the years ended December 31, 2004, 2003 and 2002, respectively, and are included in fee and asset management revenues in our consolidated statements of operations.

     During 2004, we recorded cost overruns of $1.0 million, compared with $2.0 million for 2003, on fixed fee projects, which represented the estimate of our remaining costs to complete the projects. These cost overruns are first applied against revenues earned on the project during the period and any excess are included in fee and asset management expenses in our consolidated statements of operations.

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

     Our interest expense coverage ratio, net of capitalized interest, was 3.0, 2.9 and 3.3 times for the years ended December 31, 2004, 2003 and 2002, respectively. At December 31, 2004, 2003 and 2002, 88.6%, 85.1% and 83.8%, respectively, of our properties (based on invested capital) were unencumbered. Our weighted average maturity of debt, excluding our line of credit, was 6.5 years, 6.5 years and 6.7 years at December 31, 2004, 2003 and 2002, respectively. Interest expense coverage ratio is derived by dividing interest expense for the period into the sum of income from continuing operations before gain on sale of land, impairment loss on land held for sale, equity in income of joint ventures and minority interests, depreciation, amortization, interest expense and income from discontinued operations.

Liquidity

     We intend to meet our short-term liquidity requirements through cash flows provided by operations, our unsecured line of credit discussed in the “Financial Flexibility” section and other short-term borrowings. We expect our ability to generate cash will be sufficient to meet our short-term liquidity needs which include:

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

     We financed the cash portion of the merger with Summit using a combination of available borrowing capacity under our line of credit and a new bridge loan facility entered into on January 19, 2005. We currently expect to form a joint venture and transfer to the venture multifamily properties with an estimated fair value of $425 million to $525 million. We anticipate that we will retain a minority interest in the venture and continue to provide property management services for the properties transferred to the venture. We intend to use a portion of the proceeds from this transaction to refinance the bridge loan. See further discussion of our merger with Summit, including the issuance of common equity in connection with the merger, in the “Business” section.

     We intend to concentrate our growth efforts toward selective development and acquisition opportunities in our current markets, and through the acquisition of existing operating properties and the development of properties in selected new markets. During the year ended December 31, 2004, we incurred $83.0 million in development costs and no acquisition costs. At December 31, 2004, we had two wholly-owned properties under construction at a projected aggregate cost of approximately $66.5 million, $39.3 million of which had been incurred through 2004. At year end, we were obligated for approximately $21.3 million under construction contracts related to these projects (a substantial amount of which we expect to fund with our unsecured line of credit). We intend to fund our developments and acquisitions through a combination of equity capital, partnership units, medium-term notes, construction loans, other debt securities and our unsecured line of credit.

     Net cash provided by operating activities totaled $160.0 million for 2004, an increase of $19.2 million, or 13.7%, from 2003. The increase in operating cash flow was primarily due to increases in property revenues of $16.5 million, and non-property related revenues of $8.2 million. These increases in revenues were offset by an increase in total expenses of $16.3 million, excluding deprecation and amortization. Additionally, due to timing of payments related to escrows, restricted cash decreased $2.7 million in 2004 compared to an increase of $2.4 million in 2003.

     Net cash used in investing activities totaled $68.9 million for 2004 compared to $91.9 million in 2003. For 2004, net cash used in investing activities included expenditures for property development and capital improvements totaling $83.0 million and $26.3 million, respectively. These expenditures were offset by $20.7 million in net proceeds received from land sales and $23.2 million in net proceeds from the sale of a property during 2004. For 2003, net cash used in investing activities included expenditures for property development and capital improvements totaling $80.0 million and $22.3 million, respectively. These expenditures were offset by $26.3 million in net proceeds received from townhome and land sales, and the contribution of a property to a joint venture during 2003. Distributions from joint ventures totaled $8.9 million in 2003 due to the sale of three properties totaling 482 apartment homes. Additionally, the net increase in non-affiliate notes receivable outstanding under our mezzanine financing program was $3.1 million in 2004 compared to $23.8 million in 2003.

     Net cash used in financing activities totaled $92.2 million for the year ended 2004 compared to $45.9 million for 2003. During 2004, we paid distributions totaling $123.8 million to holders of common and preferred equity. Our line of credit increased $9.0 million for the year ended December 31, 2004. Additionally, we received proceeds totaling $349.7 million from the issuance of senior unsecured notes. A portion of the proceeds from this issuance and the increase in the line of credit were used to repay $292.6 million in notes payable, redeem $35.5 million in preferred units, and fund development activities and capital improvements. Also, we received $8.0 million from option exercises during 2004. During 2003, we paid distributions totaling $121.1 million to holders of common and preferred equity. We received net proceeds totaling $198.8 million from the issuance of senior unsecured notes in 2003. A portion of the proceeds from these issuances were used to pay down borrowings under our line of credit, which decreased $49.0 million during the year, repay $67.9 million in notes payable, and fund development activities and capital improvements. Additionally, accounts receivable – affiliates increased $18.1 million during 2003 due to an increase in receivables from rabbi trust plan participants under our employee benefit plans. Cash received from option exercises totaled $11.2 million in 2003.

     In 1998, we began repurchasing our common equity securities under a program approved by our Board of Trust Managers. To date, the Board has authorized us to repurchase or redeem up to $250 million of our securities through open market purchases and private transactions. Management consummates these repurchases and redemptions when they believe that we can reinvest available cash flow into our own securities at yields that exceed those currently available on direct real estate investments. These repurchases were made and we expect that future repurchases, if any, will be made without incurring additional debt, and in management’s opinion, without reducing our financial flexibility. At December 31, 2004, we had repurchased approximately 8.8 million common shares and redeemed approximately 106,000 common units at a total cost of $243.6 million. No common shares or units were repurchased under this program during 2004 and 2003.

     On January 17, 2005, we paid a distribution of $0.635 per share for the fourth quarter of 2004 to all holders of record of our common shares as of January 3, 2005, and paid an equivalent amount per unit to holders of common units in Camden Operating, L.P. and Oasis Martinique, LLC. Total distributions to common shareholders and holders of common units for the year ended December 31, 2004 were $2.54 per share or unit. We determine the amount of cash available for distribution to unitholders in accordance with the operating agreements and have made and intend to continue to make distributions to the holders of common units in amounts equivalent to the per share distributions paid to holders of common shares. We intend to continue to make shareholder distributions in accordance with REIT qualification requirements under the federal tax code. The dividend payout ratio, which is calculated by dividing distributions per share by funds from operations per share, was 78%, 81% and 75% for the years ended December 31, 2004, 2003 and 2002, respectively. Management intends to maintain a dividend rate for our common shares that, when combined with expenditures for capital improvements, is less than our funds from operations.

     Our operating partnership had $100 million of 7.0% Series B Cumulative Redeemable Perpetual Preferred Units outstanding as of December 31, 2004. Distributions on the preferred units are payable quarterly in arrears. The Series B preferred units are redeemable beginning in 2008 by the operating partnership for cash at par plus the amount of any accumulated and unpaid distributions. The preferred units are convertible beginning in 2009 by the holder into a fixed number of corresponding Series B Cumulative Redeemable Perpetual Preferred Shares. The Series B preferred units are subordinate to present and future debt. Distributions on the Series B preferred units totaled $7.0 million and $8.4 million for the years ended December 31, 2004 and 2003, respectively.

     Additionally, our operating partnership had issued $53 million of 8.25% Series C Cumulative Redeemable Perpetual Preferred Units. During the third quarter of 2004, we redeemed 1.4 million Series C preferred units at their redemption price of $25.00 per unit, or an aggregate of $35.5 million, plus accrued and unpaid distributions. In connection with the issuance of these Series C preferred units, we incurred $0.7 million in issuance costs which had been recorded as a reduction to minority interests. These issuance costs were expensed in connection with the redemption of the Series C preferred units. Subsequent to year end, we redeemed the remaining 0.7 million Series C preferred units at their redemption price of $25.00 per unit, or an aggregate of $17.5 million, plus accrued and unpaid distributions. In connection with the issuance of these Series C preferred units, we incurred $0.4 million in issuance costs which had been recorded as a reduction to minority interests. These issuance costs were expensed in January 2005 in connection with the redemption of the Series C preferred units. Distributions on the Series C preferred units totaled $3.5 million and $4.3 million for the years ended December 31, 2004 and 2003, respectively.

Contractual Obligations

     The following table summarizes our known contractual obligations as of December 31, 2004:

(in millions)	Total	2005	2006	2007	2008	2009	Thereafter
Debt maturities	$1,576.4	$2.8	$209.8	$164.9	$73.4	$119.8	$1,005.7
Non-cancelable operating lease payments	11.1	2.1	1.8	1.7	1.2	0.3	4.0
Construction contracts	21.3	21.3	—	—	—	—	—

	$1,608.8	$26.2	$211.6	$166.6	$74.6	$120.1	$1,009.7

     The joint ventures in which we have an interest have been funded with secured, third-party debt. We are not committed to any additional funding on third-party debt in relation to our joint ventures.

Financial Flexibility

     At December 31, 2004, we had a $500 million unsecured line of credit. Subsequent to year end, we entered into a new credit agreement which increased our credit facility to $600 million, with the ability to further increase it up to $750 million. This $600 million unsecured line of credit matures in January 2008. The scheduled interest rate is based on spreads over LIBOR or Prime. The scheduled interest rate spreads are subject to change as our credit ratings change. Advances under the line of credit may be priced at the scheduled rates, or we may enter into bid rate loans with participating banks at rates below the scheduled rates. These bid rate loans have terms of six months or less and may not exceed the lesser of $300 million or the remaining amount available under the line of credit. The line of credit provides us with additional liquidity to pursue development and acquisition opportunities, as well as, lower our overall cost of funds. The line of credit is subject to customary financial covenants and limitations, with which we were in compliance at December 31, 2004.

     Our line of credit provides us with the ability to issue up to $100 million in letters of credit. While our issuance of letters of credit does not increase our borrowings outstanding under our line, it does reduce the amount available to us. At December 31, 2004, we had outstanding letters of credit totaling $14.3 million, and had $429.7 million available under our then existing $500 million unsecured line of credit.

     As an alternative to our unsecured line of credit, we from time to time borrow using competitively bid unsecured short-term notes with lenders who may or may not be a part of the unsecured line of credit bank group. Such borrowings vary in term and pricing and are typically priced at interest rates below those available under the unsecured line of credit.

     At December 31, 2004, $535.5 million was available for future issuance in debt securities, preferred shares, common shares or warrants from our $1.1 billion shelf registration. We have significant unencumbered real estate assets which could be sold or used as collateral for financing purposes should other sources of capital not be available.

     The following table summarizes our unsecured notes payable issued during 2004 from our $1.1 billion universal shelf:

						Proceeds,
	Month of		Coupon	Maturity	Interest	Net of
Type and Amount	Issuance	Terms	Rate	Date	Paid	Discount
$100.0 million senior unsecured notes	7/04	Interest only	4.70%	7/15/09	January 15 and July 15	$99.8 million
$250.0 million senior unsecured notes	12/04	Interest only	4.375%	1/15/10	January 15 and July 15	$249.9 million

     We may redeem the notes at any time at a redemption price equal to the principal amount and accrued interest, plus a make-whole provision. The notes are direct, senior unsecured obligations and rank equally with all other unsecured and unsubordinated indebtedness. We used the net proceeds to reduce indebtedness outstanding under our unsecured line of credit.

     During 2004, we paid off $30.0 million of maturing medium-term notes. These notes had interest rates ranging from 6.9% to 7.2%. We also paid off $200.0 million of maturing unsecured notes payable, which had an interest rate of 7.1%. Additionally, we repaid six conventional mortgage notes totaling $58.2 million which had a weighted average interest rate of 7.3%. We repaid all notes payable using proceeds available under our unsecured line of credit.

     At December 31, 2004 and 2003, the weighted average interest rate on our floating rate debt, which includes our unsecured line of credit, was 2.5% and 2.2%, respectively.

Market Risk

     We use fixed and floating rate debt to finance acquisitions, developments and maturing debt. These transactions expose us to market risk related to changes in interest rates. Management’s policy is to review our borrowings and attempt to mitigate interest rate exposure through the use of long-term debt maturities and derivative instruments, where appropriate. As of December 31, 2004, we had no derivative instruments outstanding.

     For fixed rate debt, interest rate changes affect the fair market value but do not impact net income to common shareholders or cash flows. Conversely, for floating rate debt, interest rate changes generally do not affect the fair market value but do impact net income to common shareholders and cash flows, assuming other factors are held constant.

     At December 31, 2004, we had fixed rate debt of $1,429.6 million and floating rate debt of $146.8 million. Holding other variables constant (such as debt levels), a one percentage point variance in interest rates would change the unrealized fair market value of the fixed rate debt by approximately $65.9 million. The net income available to common shareholders and cash flows impact on the next year resulting from a one percentage point variance in interest rates on floating rate debt would be approximately $1.5 million, holding all other variables constant.

Results of Operations

     Changes in revenues and expenses related to our operating properties from period to period are due primarily to property developments, dispositions, acquisitions, and the performance of the stabilized properties in the portfolio. Where appropriate, comparisons are made on a dollars-per-weighted-average-apartment home basis in order to adjust for such changes in the number of apartment homes owned during each period. Selected weighted averages for the three years ended December 31, 2004 are as follows:

	2004	2003	2002
Average monthly property revenue per apartment home	$748	$729	$729
Annualized total property expenses per apartment home	$3,695	$3,533	$3,305
Weighted average number of operating apartment homes owned 100%	45,683	44,985	44,287

Weighted average occupancy, by region:
West Region	95.2%	94.3%	93.3%
Central Region	92.9%	92.0%	92.3%
East Region	94.4%	93.0%	90.2%
Total operating properties owned 100%	94.0%	92.9%	92.0%

2004 Compared to 2003

     Income from continuing operations increased $3.7 million, or 13.8%, from $26.8 million to $30.6 million for the years ended December 31, 2003 and 2004, respectively. The increase in income from continuing operations was due to many factors, which included, but were not limited to, increases in property net operating income and other non-property related revenues. These increases were partially offset by increases in corporate expenses, interest expense, an impairment loss on land held for sale and decreases in income from joint ventures. Our primary financial focus for our apartment communities is net operating income. Net operating income represents total property revenues less total property expenses. Net operating income increased $6.6 million, or 2.8%, from $234.7 million to $241.3 million for the years ended December 31, 2003 and 2004, respectively. See further discussion of net operating income in our discussion of “Segment Reporting” in the footnotes to our consolidated financial statements.

     The following table presents the components of net operating income for the years ended December 31, 2004 and 2003:

($ in thousands)

	Apartment	Year
	Homes	Ended December 31,		Change
	at 12/31/04	2004	2003	$	%
Property revenues
Same store communities	43,497	$379,446	$376,038	$3,408	0.9%
Non-same store communities	1,988	22,600	15,459	7,141	46.2
Development and lease-up communities	1,188	7,528	1,530	5,998	392.0
Dispositions/other	—	533	629	(96)	(15.3)

Total property revenues	46,673	410,107	393,656	16,451	4.2

Property expenses
Same store communities	43,497	156,276	151,396	4,880	3.2
Non-same store communities	1,988	8,688	6,502	2,186	33.6
Development and lease-up communities	1,188	3,269	498	2,771	556.4
Dispositions/other	—	554	557	(3)	(0.5)

Total property expenses	46,673	168,787	158,953	9,834	6.2

Property net operating income
Same store communities	43,497	223,170	224,642	(1,472)	(0.7)
Non-same store communities	1,988	13,912	8,957	4,955	55.3
Development and lease-up communities	1,188	4,259	1,032	3,227	312.7
Dispositions/other	—	(21)	72	(93)	(192.2)

Total property net operating income	46,673	$241,320	$234,703	$6,617	2.8%

Same store communities are stabilized communities we have owned since January 1, 2003. Non-same property communities are stabilized communities we have acquired or developed since January 1, 2003. Development and lease-up communities are non-stabilized communities we have developed or acquired after January 1, 2003.

     Total property revenues for the year ended December 31, 2004 increased $16.5 million over 2003, and increased from $729 to $748 on a per apartment home per month basis. Total property revenues from our same store properties increased 0.9%, from $376.0 million for 2003 to $379.4 million for 2004, which represents an increase of $7 on a per apartment home per month basis. For same store properties, rental rates on a per apartment home per month basis increased $20 from 2003 to 2004, and vacancy loss decreased $9 per apartment home over the same period. These increases in revenues were partially offset by increases in concessions granted of $23 per apartment home per month from 2003 to 2004.

     Property revenues from our non-same store, development and lease-up properties increased from $17.0 million for 2003 to $30.1 million for 2004 due to the completion and lease-up of properties in our development pipeline.

     Fee and asset management revenues during the year ended December 31, 2004 increased $1.9 million over 2003. This increase was primarily due to construction and development fees earned on third-party projects and fees earned on our mezzanine financing program.

     Other revenues for the year ended December 31, 2004 increased $6.3 million from 2003. Other revenues for the year ended December 31, 2004 included interest income of $9.3 million from our mezzanine financing program, $1.7 million related to an insurance settlement for lost rents related to a fire at one of our communities in 2000, and $0.9 million associated with the sale of an e-commerce investment that had previously been written off. Other revenues for 2003 included interest income of $3.9 from our mezzanine financing program and $1.2 million in revenues from townhome sales.

     Total property expenses for the year ended December 31, 2004 increased $9.8 million, or 6.2%, as compared to 2003, and increased from $3,533 to $3,695 on an annualized per apartment home basis. Total property expenses from our same store properties increased 3.2%, from $151.4 million for 2003 to $156.3 million for 2004, which represents an increase of $112 on an annualized per apartment home basis. The increase in same store property expenses per apartment home is primarily due to a 15.4% increase in property insurance expense and a 5.2% increase in salary and benefit costs, combined with slight increases in all other expense categories. Property expenses from our non-same store, development and lease-up properties increased from $7.0 million for 2003 to $12.0 million for 2004, which is consistent with the growth in revenues during the same period.

     Property management expense, which represents regional supervision and accounting costs related to property operations, increased from $10.2 million for the year ended December 31, 2003 to $11.9 million for the year ended December 31, 2004. This increase was primarily due to increases in salary and benefit expenses related to the addition of regional supervision personnel, and increases in incentive compensation expense.

     Fee and asset management expense, which represents expenses related to third-party construction projects and property management for third parties, remained constant at $3.9 million for the years ended December 31, 2003 and 2004. See further discussion of our third-party construction in our “Business” section.

     General and administrative expenses increased $2.3 million from $16.2 million in 2003 to $18.5 million in 2004, and increased as a percent of revenues from 4.0% to 4.3%. The increase in expense was primarily due to increases in salary and benefit expenses including expenses associated with share-based compensation, and costs associated with Sarbanes-Oxley compliance.

     Gross interest cost before interest capitalized to development properties decreased $1.9 million, or 2.1%, from $90.5 million for the year ended December 31, 2003 to $88.5 million for the year ended December 31, 2004. The overall decrease in interest expense was due to declines in the average interest rate on our outstanding debt, due to declines in variable interest rates and savings from the refinancing of maturing debt at lower rates. This decrease was partially offset by higher average debt balances that were incurred to fund our increase in real estate assets. Interest capitalized decreased from $15.1 million to $9.3 million for the year ended December 31, 2003 and 2004, respectively, due to lower average balances in our development pipeline.

     Depreciation and amortization increased from $104.7 million for 2003 to $106.2 million for 2004. This increase was primarily due to new development and capital improvements placed in service and issuance of new debt during the past year.

     Gain on sale of land for the year ended December 31, 2004 included a gain of $1.6 million from the sale of 12.5 acres of undeveloped land located in Houston, as well as, gains of $1.0 million from the sale of 2.1 acres of undeveloped land in Long Beach, California. Gain on sale of land for the year ended December 31, 2003 was from the sale of 61.1 acres of undeveloped land located in Houston.

     The $1.1 million impairment loss on land held for sale related to 2.4 acres of undeveloped land located in Dallas, which was classified as held for sale during 2004.

     Equity in income of joint ventures decreased $2.8 million from 2003, primarily from gains recognized on sale of properties held in joint ventures in 2003. Our portion of the gain recognized on these property sales totaled $1.4 million during 2003.

     Distributions on units convertible into perpetual preferred shares decreased from $12.7 million for 2003 to $10.5 million for 2004, as a result of an amendment to the terms of the Series B preferred units which was effective beginning December 1, 2003, as well as the redemption of $35.5 million in Series C preferred units in September, 2004. Original issuance costs of $0.7 million were expensed in connection with the redemption of the Series C preferred units.

2003 Compared to 2002

     Income from continuing operations decreased $14.2 million, or 34.5%, from $41.0 million to $26.8 million for the years ended December 31, 2002 and 2003, respectively. The decrease in income from continuing operations was due to many factors, which included, but were not limited to, decreases in property net operating income combined with increases in interest costs and depreciation. Net operating income decreased $6.6 million, or 2.7%, from $241.3 million to $234.7 million for the years ended December 31, 2002 and 2003, respectively.

     The following table presents the components of net operating income for the years ended December 31, 2003 and 2002:

($ in thousands)

	Apartment	Year
	Homes	Ended December 31,		Change
	at 12/31/03	2003	2002	$	%
Property revenues
Same store communities	41,153	$350,560	354,151	(3,591)	(1.0)%
Non-same store communities	3,420	34,897	24,661	10,236	41.5
Development and lease-up communities	1,324	7,569	—	7,569	—
Dispositions/other	—	630	8,824	(8,194)	(92.9)

Total property revenues	45,897	393,656	387,636	6,020	1.6

Property expenses
Same store communities	41,153	141,339	133,887	7,452	5.6
Non-same store communities	3,420	13,796	9,601	4,195	43.7
Development and lease-up communities	1,324	3,396	—	3,396	—
Dispositions/other	—	422	2,861	(2,439)	(85.2)

Total property expenses	45,897	158,953	146,349	12,604	8.6

Property net operating income
Same store communities	41,153	209,221	220,264	(11,043)	(5.0)
Non-same store communities	3,420	21,101	15,060	6,041	40.1
Development and lease-up communities	1,324	4,173	—	4,173	—
Dispositions/other	—	208	5,963	(5,755)	(96.5)

Total property net operating income	45,897	$234,703	$241,287	$(6,584)	(2.7)%

Same store communities are stabilized communities we have owned since January 1, 2002. Non-same store communities are stabilized communities we have acquired or developed since January 1, 2002. Development and lease-up communities are non-stabilized communities we have developed or acquired after January 1, 2002. Dispositions represent communities we have sold since January 1, 2002, which are not included in discontinued operations.

     Total property revenues for the year ended December 31, 2003 increased 1.6% as compared to 2002, but remained constant at $729 on a per apartment home per month basis. Total property revenues from our same store properties decreased 1.0%, from $354.2 million for 2002 to $350.6 million for 2003, which represents a decrease of $7 on a per apartment home per month basis. For same store properties, rental rates on a per apartment home per month basis increased $12 from 2002 to 2003, and vacancy loss decreased $5 per apartment home over the same period. These increases in revenues were offset by increases in concessions granted which increased $27 per apartment home per month from 2002 to 2003. One of our primary objectives in 2003 was to increase occupancy rates at our same store properties, which began the year at approximately 90.9% occupied and rose to approximately 94.5% occupied at December 31, 2003. Related to this increase, concessions granted during 2003 at our same store properties increased approximately $15.0 million from 2002.

     Property revenues from our non-same store, development and lease-up properties increased from $24.7 million for 2002 to $42.5 million for 2003 due to the completion and stabilization of properties in our development pipeline. The decrease in property revenues from 2002 to 2003 attributable to the disposition of two properties, which we continued to manage, was $8.2 million.

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

     Total property expenses for the year ended December 31, 2003 increased $12.6 million, or 8.6%, as compared to 2002, and increased from $3,305 to $3,533 on an annualized per apartment home basis. Total property expenses from our same store properties increased 5.6%, from $133.9 million for 2002 to $141.3 million for 2003, which represents an increase of $181 on an annualized per apartment home basis. The increase in same store property expenses per apartment home was due primarily to increases in property insurance premiums, salary expenses, repair and maintenance expenses and slight increases in all other expense categories. Property expenses from our non-same store, development and lease-up properties increased from $9.6 million for 2002 to $17.2 million for 2003. The increase in operating expenses during 2003 from our non-same store, development and lease-up properties was consistent with the growth in revenues during the same period. The decrease in property expenses from 2002 to 2003 attributable to property dispositions was $2.4 million.

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

     General and administrative expenses increased $1.8 million from $14.4 million in 2002 to $16.2 million in 2003, and increased as a percent of revenues from 3.6% to 4.0%. The increase was due primarily to increases in salary and benefit expenses, costs associated with pursuing potential transactions that were not consummated and increases in public company related costs.

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

     Depreciation and amortization increased from $99.5 million for 2002 to $104.7 million for 2003. Total real estate assets have increased approximately $276.3 million since January 1, 2002 due to construction efforts at our new development properties, property acquisitions and capital improvements, partially offset by property dispositions. The increase in amortization was due primarily to costs related to new debt financings that were issued in late 2002 and 2003.

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

Funds from Operations (“FFO”)

     Management considers FFO to be an appropriate measure of performance of an equity REIT. The National Association of Real Estate Investment Trusts currently defines FFO as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from depreciable operating property sales, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Our definition of diluted FFO also assumes conversion of all dilutive convertible securities, including minority interests, which are convertible into common shares. We consider FFO to be an appropriate supplemental measure of operating performance because, by excluding gains or losses on dispositions of operating properties and excluding depreciation, FFO can help one compare the operating performance of a company’s real estate between periods or as compared to different companies.

     We believe that in order to facilitate a clear understanding of our consolidated historical operating results, FFO should be examined in conjunction with net income as presented in the consolidated statements of operations and data included elsewhere in this report. FFO is not defined by generally accepted accounting principles. FFO should not be considered as an alternative to net income as an indication of our operating performance. Furthermore, FFO as disclosed by other REIT’s may not be comparable to our calculation.

     A reconciliation of net income to diluted FFO for the years ended December 31, 2004, 2003 and 2002 are as follows:

(In thousands)

	2004	2003	2002
Funds from operations
Net income	$41,341	$29,430	$74,612
Real estate depreciation from continuing operations	101,684	99,952	95,334
Real estate depreciation from discontinued operations	2,655	3,402	5,657
Adjustments for unconsolidated joint ventures	2,097	678	2,252
Gain on sale of properties	—	—	(20)
Gain on sale of discontinued operations	(8,368)	—	(29,199)
Income allocated to common units from continuing operations	2,765	2,096	1,656
Income from discontinued operations allocated to common units	1,495	141	151

Funds from operations – diluted	$143,669	$135,699	$150,443

Weighted average shares — basic	41,430	39,355	40,441
Incremental shares issuable from assumed conversion of:
Common share options and awards granted	434	1,433	1,313
Common units	2,438	2,446	2,462

Weighted average shares – diluted	44,302	43,234	44,216

     FFO for the years ended December 31, 2003 and 2002 previously included a reduction of $2.6 million and $0.4 million, respectively, from gains on sales of undepreciated property. We have adjusted FFO to include these types of gains as they do not meet NAREIT’s definition of gains that should be adjusted from net income in calculating FFO.

Inflation

     We lease apartments under lease terms generally ranging from 6 to 13 months. Management believes that such short-term lease contracts lessen the impact of inflation due to the ability to adjust rental rates to market levels as leases expire.

Critical Accounting Policies and Use of Estimates

     The Securities and Exchange Commission (“SEC”) has issued guidance for the disclosure of “critical accounting policies”. The SEC defines “critical accounting policies” as those that are most important to the presentation of a company’s financial condition and results, and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We follow financial accounting and reporting policies that are in accordance with generally accepted accounting principles. The more significant of these policies relate to cost capitalization and asset impairment, which are discussed in the “Business” section under “Property Update”, and income recognition, capital expenditures and notes receivable, which are discussed below.

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

     The preparation of our financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, results of operations during the reporting periods and related disclosures. Our more significant estimates relate to determining the allocation of the purchase price of our acquisitions, estimates supporting our impairment analysis related to the carrying value of our real estate assets, estimates of the useful lives of out assets, reserves related to co-insurance requirements under our property, general liability and employee benefit insurance programs and estimates of expected losses of variable interest entities. Actual results could differ from those estimates.

Impact of Recent Accounting Pronouncements

     In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, Consolidated Financial Statements” (“FIN 46”), which was revised in December 2003. This interpretation requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. This interpretation was effective for periods ending after March 15, 2004. Our adoption of FIN 46, as revised, did not require the consolidation of any additional entities.

     In June 2004, the Emerging Issues Task Force (“EITF”) issued EITF 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which provides guidance to determine when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. EITF 03-01 was effective for the first interim period beginning after June 15, 2004. The adoption of EITF 03-01 did not have a material impact on our financial position, results of operations or cash flows.

     In December 2004, FASB issued SFAS No.123(R) “Share-Based Payment”, which replaces SFAS No.123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123(R) requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. SFAS No. 123(R) is effective beginning July 1, 2005, and is required to be adopted using a “modified prospective” method. Under the modified prospective method, SFAS No. 123(R) applies to new awards and to awards modified, repurchased or cancelled after the effective date. Additionally, compensation cost for the unvested portion of awards as of the effective date is required to be recognized as the awards vest after the effective date. The adoption of SFAS No. 123(R) will not have a material impact on our financial position, results of operations or cash flows.

     In December 2004, FASB issued SFAS No. 153, “Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29”, which addresses the measurement of exchanges of nonmonetary assets. SFAS No. 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchange of nonmonetary assets that do not have commercial substance. It also specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective beginning July 1, 2005. The adoption of SFAS No. 153 will not have a material impact on our financial position, results of operations or cash flows.

New York Stock Exchange (“NYSE”) Matters

     We submitted an unqualified Section 12 (a) CEO certification to the NYSE during 2004. We filed with the SEC the CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act as an exhibit to our Annual Report on Form 10-K for the years ended December 31, 2003 and 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trust Managers and the Shareholders of Camden Property Trust

We have audited the accompanying consolidated balance sheets of Camden Property Trust and subsidiaries (the “Trust”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Camden Property Trust and subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2005 (not included herein) expressed an unqualified opinion on management’s assessment of the effectiveness of the Trust’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Trust’s internal control over financial reporting.

DELOITTE & TOUCHE LLP

Houston, Texas
March 11, 2005

CAMDEN PROPERTY TRUST
CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	December 31,
	2004	2003
Assets
Real estate assets, at cost
Land	$399,054	$400,490
Buildings and improvements	2,511,195	2,499,214

	2,910,249	2,899,704
Accumulated depreciation	(688,333)	(601,688)

Net operating real estate assets	2,221,916	2,298,016
Properties under development, including land	176,769	189,119
Investments in joint ventures	9,641	11,033
Properties held for sale	62,418	—

Total real estate assets	2,470,744	2,498,168

Accounts receivable – affiliates	31,380	25,997
Notes receivable
Affiliates	10,367	9,017
Other	44,547	41,416
Other assets, net	66,164	40,951
Cash and cash equivalents	2,253	3,357
Restricted cash	3,909	6,655

Total assets	$2,629,364	$2,625,561

Liabilities and shareholders’ equity
Liabilities
Notes payable
Unsecured	$1,407,208	$1,277,879
Secured	169,197	231,798
Accounts payable	31,904	26,150
Accrued real estate taxes	27,324	27,407
Accrued expenses and other liabilities	65,237	50,111
Distributions payable	30,412	30,946

Total liabilities	1,731,282	1,644,291

Commitments and contingencies

Minority interests
Perpetual preferred units	115,060	149,815
Common units	44,507	46,570

Total minority interests	159,567	196,385

Shareholders’ equity
Common shares of beneficial interest; $0.01 par value per share; 100,000 shares authorized; 50,746 and 50,060 issued; 48,601 and 48,299 outstanding at December 31, 2004 and 2003, respectively	486	483
Additional paid-in capital	1,348,848	1,330,512
Distributions in excess of net income	(361,973)	(297,808)
Unearned share awards	(13,023)	(11,875)
Treasury shares, at cost	(235,823)	(236,427)

Total shareholders’ equity	738,515	784,885

Total liabilities and shareholders’ equity	$2,629,364	$2,625,561

See Notes to Consolidated Financial Statements.

CAMDEN PROPERTY TRUST
CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended December 31,
	2004	2003	2002
Revenues
Rental revenues	$376,148	$361,166	$357,749
Other property revenues	33,959	32,490	29,887

Total property revenues	410,107	393,656	387,636
Fee and asset management	9,187	7,276	6,264
Other revenues	11,937	5,685	8,214

Total revenues	431,231	406,617	402,114
Expenses
Property operating and maintenance	124,040	115,996	105,990
Real estate taxes	44,747	42,957	40,359

Total property expenses	168,787	158,953	146,349
Property management	11,924	10,154	10,027
Fee and asset management	3,856	3,908	2,499
General and administrative	18,536	16,231	14,439
Other expenses	—	1,389	2,790
Losses related to early retirement of debt	—	—	234
Interest	79,214	75,414	71,499
Depreciation	103,528	102,040	97,305
Amortization of deferred financing costs	2,697	2,634	2,165

Total expenses	388,542	370,723	347,307

Income from continuing operations before gain on sale of land, impairment loss on land held for sale, equity in income of joint ventures and minority interests	42,689	35,894	54,807
Gain on sale of land	2,625	2,590	359
Impairment loss on land held for sale	(1,143)	—	—
Equity in income of joint ventures	356	3,200	366
Income allocated to minority interests
Distributions on perpetual preferred units	(10,461)	(12,747)	(12,872)
Original issuance costs of redeemed perpetual preferred units	(745)	—	—
Income allocated to common units	(2,765)	(2,096)	(1,656)

Income from continuing operations	30,556	26,841	41,004

Income from discontinued operations	3,912	2,730	4,560
Gain on sale of discontinued operations	8,368	—	29,199
Income from discontinued operations, including gain, allocated to common units	(1,495)	(141)	(151)

Net income	$41,341	$29,430	$74,612

Earnings per share – basic
Income from continuing operations	$0.74	$0.68	$1.01
Income from discontinued operations, including gain on sale	0.26	0.07	0.83

Net income	$1.00	$0.75	$1.84

Earnings per share – diluted
Income from continuing operations	$0.72	$0.65	$0.97
Income from discontinued operations, including gain on sale	0.26	0.06	0.76

Net income	$0.98	$0.71	$1.73

Distributions declared per common share	$2.54	$2.54	$2.54

Weighted average number of common shares outstanding	41,430	39,355	40,441

Weighted average number of common and common dilutive equivalent shares outstanding	42,426	41,354	44,216

See Notes to Consolidated Financial Statements.

CAMDEN PROPERTY TRUST
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except per share amounts)

	Common
	Shares of	Additional	Distributions	Unearned	Treasury
	Beneficial	Paid-In	In Excess of	Share	Shares,
	Interest	Capital	Net Income	Awards	at cost
Shareholders’ equity, January 1, 2002	$476	$1,297,239	$(194,718)	$(8,621)	$(176,125)

Net income available to common shareholders			74,612
Common shares issued under dividend reinvestment plan		26
Share awards issued under benefit plan (385 shares)	4	10,764		(10,459)
Share awards canceled under benefit plan (18 shares)		(565)		566
Amortization of previously granted share awards				4,800
Employee share purchase plan		125			639
Share awards placed into rabbi trust (310 shares)	(3)	3
Common share options exercised (204 shares)	2	6,190			1,013
Conversion of operating partnership units (35 shares)		810
Repurchase of common shares (1,945 shares)					(62,675)
Cash distributions ($2.54 per share)			(104,650)

Shareholders’ equity, December 31, 2002	479	1,314,592	(224,756)	(13,714)	(237,148)

Net income available to common shareholders			29,430
Common shares issued under dividend reinvestment plan		41
Share awards issued under benefit plan (195 shares)	2	5,000		(4,834)
Share awards canceled under benefit plan (74 shares)	(1)	(2,379)		2,380
Amortization of previously granted share awards				4,293
Employee share purchase plan		88			721
Share awards placed into rabbi trust (410 shares)	(4)	4
Common share options exercised (689 shares)	7	12,849
Conversion of operating partnership units (16 shares)		317
Cash distributions ($2.54 per share)			(102,482)

Shareholders’ equity, December 31, 2003	483	1,330,512	(297,808)	(11,875)	(236,427)

Net income available to common shareholders			41,341
Common shares issued under dividend reinvestment plan		40
Share awards issued under benefit plan (233 shares)	2	7,659		(6,875)
Share awards canceled under benefit plan (32 shares)		(1,112)		1,112
Amortization of previously granted share awards				4,615
Employee share purchase plan		299			604
Share awards placed into rabbi trust (384 shares)	(4)	4
Common share options exercised (483 shares)	5	11,547
Redemption of operating partnership units		(101)
Cash distributions ($2.54 per share)			(105,506)

Shareholders’ equity, December 31, 2004	$486	$1,348,848	$(361,973)	$(13,023)	$(235,823)

See Notes to Consolidated Financial Statements.

CAMDEN PROPERTY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2004	2003	2002
Cash flow from operating activities
Net income	$41,341	$29,430	$74,612
Adjustments to reconcile net income to net cash provided by operating activities
Income from discontinued operations	(3,912)	(2,730)	(4,560)
Depreciation	103,528	102,040	97,305
Amortization of deferred financing costs	2,697	2,634	2,165
Equity in income of joint ventures	(356)	(3,200)	(366)
Gain on sale of discontinued operations	(8,368)	—	(29,199)
Gain on sale of land	(2,625)	(2,590)	(359)
Impairment loss on land held for sale	1,143	—	—
Original issuance costs of redeemed perpetual preferred units	745	—	—
Income allocated to common units, including discontinued operations	4,260	2,237	1,807
Accretion of discount on unsecured notes payable	609	684	529
Amortization of share-based compensation	3,381	2,881	2,537
Net increase (decrease) in restricted cash	2,746	(2,439)	1,387
Net change in operating accounts	8,044	5,564	27,943

Net cash provided by operating activities of continuing operations	153,233	134,511	173,801
Net cash provided by operating activities of discontinued operations	6,804	6,299	11,007

Net cash provided by operating activities	160,037	140,810	184,808

Cash flow from investing activities
Increase in real estate assets	(107,640)	(100,914)	(401,403)
Net proceeds from sale of discontinued operations	23,179	—	51,810
Net proceeds from sales of properties, land and townhomes	20,703	26,264	76,007
Increase in notes receivable – other	(12,451)	(27,613)	(17,614)
Decrease in notes receivable – other	9,320	3,811	—
Distributions from joint ventures	1,748	8,917	2,053
Increase in investments in third-party development properties	—	—	(10,386)
Decrease in investments in third-party development properties	—	—	80,369
Increase in non-real estate assets and other	(3,789)	(2,412)	(1,602)

Net cash used in investing activities	(68,930)	(91,947)	(220,766)

Cash flow from financing activities
Net increase (decrease) in unsecured line of credit and short-term borrowings	9,000	(49,000)	(61,000)
Proceeds from the issuance of notes payable	349,709	198,848	365,528
Repayment of notes payable	(292,590)	(67,871)	(85,088)
Distributions to shareholders and minority interests	(123,841)	(121,075)	(123,412)
Redemption of perpetual preferred units	(35,500)	—	—
Repurchase of common shares and units	(181)	—	(62,675)
Net increase in accounts receivable – affiliates	(1,607)	(18,053)	(634)
Repayment of notes receivable – affiliates	—	1,800	—
Increase in notes receivable — affiliates	(1,350)	—	—
Common share options exercised	8,025	11,159	7,206
Payment of deferred financing costs	(4,825)	(2,569)	(7,531)
Other	949	850	790

Net cash (used in) provided by financing activities	(92,211)	(45,911)	33,184

Net (decrease) increase in cash and cash equivalents	(1,104)	2,952	(2,774)
Cash and cash equivalents, beginning of year	3,357	405	3,179

Cash and cash equivalents, end of year	$2,253	$3,357	$405

Supplemental information
Cash paid for interest, net of interest capitalized	$80,929	$75,419	$70,912
Interest capitalized	9,332	15,068	10,923

Supplemental schedule of noncash investing and financing activities
Value of shares issued under benefit plans, net	$5,764	$2,454	$9,893
Conversion of operating partnership units to common shares	—	317	810
Note receivable issued upon sale of real estate asset	—	9,017	—
Contribution of real estate asset to joint venture	—	1,364	—

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business

     Camden Property Trust is a self-administered and self-managed Texas real estate investment trust (“REIT”) organized on May 25, 1993. We, with our subsidiaries, report as a single business segment with activities related to the ownership, development, construction and management of multifamily apartment communities. Our use of the term “communities”, “multifamily communities”, “properties”, or “multifamily properties” in the following discussion refers to our multifamily apartment communities. As of December 31, 2004, we owned interests in, operated or were developing 147 multifamily properties containing 52,570 apartment homes located in ten states. At December 31, 2004, we had one recently completed multifamily property containing 538 apartment homes in lease-up. We had 1,114 apartment homes under development at three of our multifamily properties, including 464 apartment homes at one multifamily property owned through a joint venture. We had two properties containing 886 apartment homes which were designated as held for sale. Additionally, we had several sites that we intend to develop into multifamily apartment communities.

     As of December 31, 2004, we had operating properties in 17 markets. No single market contributed more than 15% of our net operating income for the year then ended. For the year ended December 31, 2004, Houston, Las Vegas and Dallas contributed 14.4%, 13.2% and 13.2%, respectively, to our net operating income.

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

     In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, Consolidated Financial Statements” (“FIN 46”), which was revised in December 2003. This interpretation requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. This interpretation was effective for periods ending after March 15, 2004. Our adoption of FIN 46, as revised, did not require the consolidation of any additional entities.

     Use of Estimates. The preparation of our financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, results of operations during the reporting periods and related disclosures. Our more significant estimates relate to determining the allocation of the purchase price of our acquisitions, estimates supporting our impairment analysis related to the carrying value of our real estate assets, estimates of the useful lives of our assets, reserves related to co-insurance requirements under our property, general liability and employee benefit insurance programs and estimates of expected losses of variable interest entities. Actual results could differ from those estimates.

     Reportable Segments. FASB Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information”, establishes standards for reporting financial and descriptive information about an enterprise’s reportable segments. We have determined that we have one reportable segment, with activities related to the ownership, development and management of multifamily communities. Our apartment communities generate rental revenue and other income through the leasing of apartment homes, which comprised 95%, 97% and 96% of our total consolidated revenues for the years ended December 31, 2004, 2003 and 2002, respectively. Our multifamily communities are geographically diversified throughout the United States. Management evaluates operating performance on an individual property level. However, as each of our apartment communities has similar economic characteristics, residents, and products and services, our apartment communities have been aggregated into one reportable segment. In addition to GAAP measures included in our consolidated statements of operations, our chief operating decision makers evaluate the financial performance of each community using a financial measure entitled net operating income. Each community’s performance is assessed based on growth of or decline in net operating income, which is defined as total property revenues less total property expenses as presented in our consolidated statements of operations and excludes certain revenue and expense items such as fee and asset management revenues and expenses and other indirect operating expenses, interest, depreciation and amortization expenses.

     Below is a reconciliation of net operating income from our wholly-owned communities included in continuing operations to its most directly comparable GAAP measure, income from continuing operations before gain on sale of land, impairment loss on land held for sale, equity in income of joint ventures and minority interests:

(in thousands)	Year Ended December 31,
	2004	2003	2002
Total property revenues	$410,107	$393,656	$387,636
Total property expenses	168,787	158,953	146,349

Net operating income	241,320	234,703	241,287
Less other expenses:
Depreciation	103,528	102,040	97,305
Interest	79,214	75,414	71,499
General and administrative	18,536	16,231	14,439
Property management	11,924	10,154	10,027
Fee and asset management	3,856	3,908	2,499
Amortization of deferred financing costs	2,697	2,634	2,165
Losses related to early retirement of debt	—	—	234
Other expenses	—	1,389	2,790

Total other expenses	219,755	211,770	200,958
Add other revenues:
Fee and asset management	9,187	7,276	6,264
Other revenues	11,937	5,685	8,214

Total other revenues	21,124	12,961	14,478

Income from continuing operations before gain on sale of land, impairment loss on land held for sale, equity in income of joint ventures and minority interests	$42,689	$35,894	$54,807

     Operating Partnership and Minority Interests. Approximately 24% of our multifamily apartment homes at December 31, 2004 were held in Camden Operating, L.P. This operating partnership has issued both common and preferred limited partnership units. As of December 31, 2004, we held 83.2% of the common limited partnership units and the sole 1% general partnership interest of the operating partnership. The remaining 15.8% of the common limited partnership units, comprising 1,874,620 units, are primarily held by former officers, directors and investors of Paragon Group, Inc., which we acquired in 1997. Each common limited partnership unit is redeemable for one common share of Camden or cash at our election. Holders of common limited partnership units are not entitled to rights as shareholders prior to redemption of their common limited partnership units. No member of our management owns common limited partnership units, and only two of our eight trust managers own common limited partnership units.

     Our operating partnership had $100 million of 7.0% Series B Cumulative Redeemable Perpetual Preferred Units outstanding as of December 31, 2004. Distributions on the preferred units are payable quarterly in arrears. The Series B preferred units are redeemable beginning in 2008 by the operating partnership for cash at par plus the amount of any accumulated and unpaid distributions. The preferred units are convertible beginning in 2009 by the holder into a fixed number of corresponding Series B Cumulative Redeemable Perpetual Preferred Shares. The Series B preferred units are subordinate to present and future debt. Distributions on the Series B preferred units totaled $7.0 million and $8.4 million for the years ended December 31, 2004 and 2003, respectively.

     Additionally, our operating partnership had issued $53 million of 8.25% Series C Cumulative Redeemable Perpetual Preferred Units. During the third quarter of 2004, we redeemed 1.4 million Series C preferred units at their redemption price of $25.00 per unit, or an aggregate of $35.5 million, plus accrued and unpaid distributions. In connection with the issuance of these Series C preferred units, we incurred $0.7 million in issuance costs which had been recorded as a reduction to minority interests. These issuance costs were expensed in connection with the redemption of the Series C preferred units. Subsequent to year end, we redeemed the remaining 0.7 million Series C preferred units at their redemption price of $25.00 per unit, or an aggregate of $17.5 million, plus accrued and unpaid distributions. In connection with the issuance of these Series C preferred units, we incurred $0.4 million in issuance costs which had been recorded as a reduction to minority interests. These issuance costs were expensed in January 2005 in connection with the redemption of the Series C preferred units. Distributions on the Series C preferred units totaled $3.5 million and $4.3 million for the years ended December 31, 2004 and 2003, respectively.

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

     Restricted Cash. Restricted cash consists of escrow deposits held by lenders for property taxes, insurance and replacement reserves, cash required to be segregated for the repayment of residents’ security deposits and escrowed amounts related to our development activities. Substantially all restricted cash is invested in demand and short-term instruments.

     Real Estate Assets, at Cost. Real estate assets are carried at cost plus capitalized carrying charges. Carrying charges are primarily interest and real estate taxes which are capitalized as part of properties under development. Expenditures directly related to the development, acquisition and improvement of real estate assets, excluding internal costs relating to acquisitions of operating properties, are capitalized at cost as land, buildings and improvements. Indirect development costs, including salaries and benefits and other related costs that are clearly attributable to the development of properties, are also capitalized. All construction and carrying costs are capitalized and reported on the balance sheet in properties under development until the apartment homes are substantially completed. Upon substantial completion of the apartment homes, the total cost for the apartment homes and the associated land is transferred to buildings and improvements and land, respectively, and the assets are depreciated over their estimated useful lives using the straight-line method of depreciation.

     Upon the acquisition of real estate, we assess the fair value of acquired assets, including land, buildings, the value of in-place leases, including above and below market leases, and acquired liabilities. We then allocate the purchase price of the acquired property based on these assessments. We assess fair value based on estimated cash flow projections and available market information. As of December 31, 2004, we have not acquired any operating properties that would fall within the scope of SFAS No. 141, “Business Combinations”.

     On January 1, 2002, we adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which requires that the assets and results of operations of any communities that have been sold, or otherwise qualify as held for sale, be presented as discontinued operations in our consolidated financial statements for all periods presented. Real estate to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Depreciation expense is not recorded during the period in which such assets are considered held for sale. The operating results of discontinued operations related to properties held through our investments in joint ventures that are subsequently sold will continue to be reported in “Equity in income of joint ventures”.

     Carrying charges, principally interest and real estate taxes, of land under development and buildings under construction are capitalized as part of properties under development and buildings and improvements to the extent that such charges do not cause the carrying value of the asset to exceed its net realizable value. Capitalized interest was $9.3 million in 2004, $15.1 million in 2003 and $10.9 million in 2002. Capitalized real estate taxes were $2.2 million in 2004, $2.3 million in 2003 and $2.0 million in 2002. All operating expenses associated with completed apartment homes for properties in the development and leasing phase are expensed.

     We capitalized $26.3 million and $22.3 million in 2004 and 2003, respectively, of renovation and improvement costs which we believe extended the economic lives and enhanced the earnings of our multifamily properties. Capital expenditures are capitalized and depreciated over their useful lives, which range from 3 to 20 years.

     All initial buildings and improvements costs are depreciated over their remaining estimated useful lives of 5 to 35 years using the straight-line method. Capital improvements, including carpet, appliances and HVAC unit replacements, subsequent to initial construction are depreciated over their expected useful lives of 3 to 20 years using the straight-line method.

     During 2004, we reviewed the estimated remaining useful lives of our operating multifamily communities. Based on this review, adjustments were made to useful lives of six communities to align them with management’s estimates of their economic useful life. These adjustments were based, in part, on the historical capital improvement and renovation costs spent at these properties. The effect of the adjustment in the useful lives of the communities was a reduction in depreciation expense of approximately $0.7 million, or $0.02 per basic and diluted share, as compared to the amount of depreciation expense that would have been recorded had the adjustment not been made. The reduction in depreciation expense in 2005 as a result of this change will be approximately $3.0 million, or $0.07 per basic and diluted share.

     Property operating and maintenance expenses included repair and maintenance expenses totaling $29.8 million in 2004, $28.4 million in 2003 and $26.0 million in 2002. Costs recorded as repair and maintenance include all costs which do not alter the primary use, extend the expected useful life or improve the safety or efficiency of the related asset. Our largest repair and maintenance expenditures related to landscaping, interior painting and floor coverings.

     If an event or change in circumstance indicates that a potential impairment in the value of a property has occurred, our policy is to assess any potential impairment by making a comparison of the current and projected cash flows for such property over its remaining holding period, on an undiscounted basis, to the carrying amount of the property. If such carrying amounts were in excess of the estimated projected cash flows of the property, we would recognize an impairment loss equivalent to an amount required to adjust the carrying amount to its estimated fair value, less costs to sell.

     During 2004, 2.4 acres of undeveloped land held in Dallas was classified as held for sale, upon the commencement of a plan to dispose of the asset. In connection with our decision to dispose of the asset, we incurred an impairment charge of $1.1 million to write-down the carrying value of the land to its fair value, less costs to sell. The net fair value expected to be received is estimated to be $1.8 million.

     Other Assets, Net. Other assets in our consolidated financial statements include investments under deferred compensation plans, deferred financing costs, non-real estate leasehold improvements and equipment, prepaid expenses and other miscellaneous receivables. Investments under deferred compensation plans are held as trading securities and are adjusted to fair market value at period end. See further discussion of our investments under deferred compensation plans at Note 10. Deferred financing costs are amortized over the terms of the related debt on the straight-line method, which approximates the effective interest method. Leasehold improvements and equipment are depreciated on the straight-line method over the shorter of the expected useful lives or the lease terms which range from 3 to 10 years. Accumulated depreciation and amortization for such assets totaled $22.7 million in 2004 and $19.3 million in 2003.

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

     Stock-Based Employee Compensation. Prior to 2003, we accounted for option grants under the intrinsic method set forth in Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Beginning 2003, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS No. 123, Accounting for Stock-Based Compensation. As a result of our adoption of the prospective method set forth in SFAS No. 148, we recognize stock-based employee compensation when new options are awarded. We recorded compensation expense totaling $0.6 million and $0.2 million during the years ended 2004 and 2003, respectively, associated with awards accounted for under the fair value method. Additionally, we began recognizing compensation expense on shares purchased under our Employee Share Purchase Plan (“ESPP”) for the difference in the price paid by our employees and the fair market value of our shares at the date of purchase. We expensed $0.2 million related to ESPP purchases during 2004.

     The fair value of each option granted is estimated on the date of grant utilizing the Black-Scholes option pricing model with the following assumptions used for grants in 2004, 2003, and 2002 respectively: risk-free interest rates of 4.2%, 4.0% and 5.0% to 5.2%, expected life of ten years, dividend yield of 5.9%, 8.1% and 6.9% to 7.0%, and expected share volatility of 18.0%, 18.3% and 18.1%. The weighted average fair value of options granted in 2004, 2003, and 2002 was $3.83, $1.38 and $2.85 per share, respectively.

     If we had adopted the provisions of SFAS No. 123 to our option grants and ESPP as of January 1, 2002, our net income to common shareholders and related basic and diluted earnings per share would be as follows:

(in thousands, except per share amounts)

	Year Ended December 31,
	2004	2003	2002
Net income, as reported	$41,341	$29,430	$74,612
Add: stock-based employee compensation expense included in reported net income	3,842	3,247	2,918
Deduct: total stock-based employee compensation expense determined under fair value method for all awards	(4,536)	(4,113)	(3,521)

Pro forma net income	$40,647	$28,564	$74,009

Net income per share:
Basic – as reported	$1.00	$0.75	$1.84
Basic – pro forma	0.98	0.73	1.83

Diluted – as reported	0.98	0.71	1.73
Diluted – pro forma	$0.96	$0.69	$1.71

     The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

     Recent Accounting Pronouncements. In June 2004, the Emerging Issues Task Force (“EITF”) issued EITF 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which provides guidance to determine when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. EITF 03-01 was effective for the first interim period beginning after June 15, 2004. The adoption of EITF 03-01 did not have a material impact on our financial position, results of operations or cash flows.

     In December 2004, FASB issued SFAS No.123(R) “Share-Based Payment”, which replaces SFAS No.123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123(R) requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. SFAS No. 123(R) is effective beginning July 1, 2005, and is required to be adopted using a “modified prospective” method. Under the modified prospective method, SFAS No. 123(R) applies to new awards and to awards modified, repurchased or cancelled after the effective date. Additionally, compensation cost for the unvested portion of awards as of the effective date is required to be recognized as the awards vest after the effective date. The adoption of SFAS No. 123(R) will not have a material impact on our financial position, results of operations or cash flows.

     In December 2004, FASB issued SFAS No. 153, “Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29”, which addresses the measurement of exchanges of nonmonetary assets. SFAS No. 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchange of nonmonetary assets that do not have commercial substance. It also specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective beginning July 1, 2005. The adoption of SFAS No. 153 will not have a material impact on our financial position, results of operations or cash flows.

     Reclassifications. Certain reclassifications have been made to amounts in prior year financial statements to conform with current year presentations.

3. Income Taxes

     We have maintained and intend to maintain our election as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we currently distribute at least 90% of our taxable income to our shareholders. As a REIT, we generally will not be subject to federal income tax on distributed taxable income. No provision for federal income taxes from REIT operations has been included in the accompanying consolidated financial statements as we made distributions in excess of our taxable income in each of the three years ended December 31, 2004. If we fail to qualify as a REIT in any taxable year, then we will be subject to federal income taxes at regular corporate rates, including any applicable alternative minimum tax. Taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to applicable federal, state and local income taxes. The tax attributes of our taxable REIT subsidiaries are immaterial to the accompanying consolidated financial statements.

     The following table reconciles net income to REIT taxable income for the years ended December 31, 2004, 2003 and 2002:

(In thousands)

	Year Ended December 31,
	2004	2003	2002
Net income	$41,341	$29,430	$74,612
Net (income) loss of taxable REIT subsidiaries included above	2,504	(496)	4,034

Net income from REIT operations	43,845	28,934	78,646
Book depreciation and amortization, including discontinued operations	108,880	108,027	105,043
Tax depreciation and amortization	(100,803)	(94,660)	(89,734)
Book/tax difference on gains/losses from capital transactions	29,627	999	(1,642)
Other book/tax differences, net	(3,697)	(3,454)	(3,919)

REIT taxable income	77,852	39,846	88,394
Dividends paid deduction	(79,038)	(100,104)	(103,441)

Dividends paid (in excess) of taxable income	$(1,186)	$(60,258)	$(15,047)

     A schedule of per share distributions we paid and reported to our shareholders is set forth in the following tables:

	Year Ended December 31,
	2004 (1)	2003	2002
Common Share Distributions
Ordinary income	$0.97	$2.15	$1.85
Return of capital	—	0.34	—
20% long-term capital gain	—	—	0.46
Pre May 6, 2003 long-term capital gain	—	0.01	—
Post May 5, 2003 long-term capital gain	0.72	0.03	—
25% Sec. 1250 capital gain	0.22	0.01	0.23

Total	$1.91	$2.54	$2.54

Percentage of distributions representing tax preference items.	9.081%	8.304%	9.491%

(1)	The dividend declared for the fourth quarter of 2004, with a record date of January 3, 2005, will be taxable in 2005.

4. Per Share Data

     Basic earnings per share is computed using income from continuing operations and the weighted average number of common shares outstanding. Diluted earnings per share reflects common shares issuable from the assumed conversion of common share options and awards granted and units convertible into common shares. Only those items that have a dilutive impact on our basic earnings per share are included in diluted earnings per share. For the years ended December 31, 2004 and 2003, 1.9 million units convertible into common shares were excluded from the diluted earnings per share calculated as they were not dilutive.

     The following table presents information necessary to calculate basic and diluted earnings per share for the periods indicated:

(in thousands, except per share amounts).

	Year Ended December 31,
	2004	2003	2002
Basic earnings per share calculation
Income from continuing operations	$30,556	$26,841	$41,004
Income from discontinued operations, including gain on sale	10,785	2,589	33,608

Net income	$41,341	$29,430	$74,612

Income from continuing operations – per share	$0.74	$0.68	$1.01
Income from discontinued operations — per share	0.26	0.07	0.83

Net income – per share	$1.00	$0.75	1.84

Weighted average number of common shares outstanding	41,430	39,355	40,441

Diluted earnings per share calculation
Income from continuing operations	$30,556	$26,841	$41,004
Income allocated to common units	41	35	1,656

Income from continuing operations, as adjusted	30,597	26,876	42,660
Income from discontinued operations, including gain on sale	10,785	2,589	33,759

Net income, as adjusted	$41,382	$29,465	$76,419

Income from continuing operations, as adjusted – per share	$0.72	$0.65	$0.97
Income from discontinued operations – per share	0.26	0.06	0.76

Net income, as adjusted – per share	$0.98	$0.71	$1.73

Weighted average common shares outstanding	41,430	39,355	40,441
Incremental shares issuable from assumed conversion of:
Common share options and awards granted	434	1,433	1,313
Common units	562	566	2,462

Weighted average common shares outstanding, as adjusted	42,426	41,354	44,216

5. Discontinued Operations

     The components of net income that are presented as income from discontinued operations include net operating income, depreciation and property specific interest expense, if any. In addition, the net gain or loss on the disposal of communities is presented in discontinued operations when recognized. Communities sold or held for sale which were owned through our operating partnership have been allocated their portion of income related to common unitholders.

     During 2004, we sold one operating property, with 552 apartment homes, located in Orlando, Florida, and designated two additional operating properties, one of which is located in Tampa, Florida, and the other in Las Vegas, Nevada, totaling 886 apartment homes, as held for sale. Subsequent to December 31, 2004, the operating property located in Las Vegas was sold, and we expect the operating property located in Tampa will be sold during the second quarter of 2005.

     The operating results of the two properties designated as being held for sale as of December 2004, the one operating property sold in 2004, as well as, the three properties sold in 2002 which are included in discontinued operations for the years ended December 31, 2004, 2003 and 2002, are as follows:

(In thousands)

	Year Ended December 31,
	2004	2003	2002
Total property revenues	$11,927	$11,118	$17,812
Total property expenses	5,360	4,986	7,595

Net operating income	6,567	6,132	10,217
Depreciation	2,655	3,402	5,657

Income from discontinued operations.	$3,912	$2,730	$4,560

6. Investments in Joint Ventures

     In December 2003, Camden USA, Inc., one of our wholly-owned subsidiaries, contributed undeveloped land located in Ashburn, Virginia to a joint venture in return for a 20% interest in the joint venture, totaling $1.5 million and approximately $12.7 million in cash. The remaining 80% interest is owned by Westwind Equity, LLC, an unrelated third party, which contributed $5.8 million to the joint venture. The joint venture is developing a 464 apartment home community at a total estimated cost of $69.1 million. Concurrently with this transaction, we provided a $9.0 million mezzanine loan to the joint venture, which had a balance of $10.4 million at December 31, 2004, and is reported as “Notes receivable – affiliates”. We are providing development services to the joint venture, and fees earned for these services totaled $1.1 million and $0.4 million for the years ended 2004 and 2003, respectively. At December 31, 2004, the joint venture had total assets of $44.2 million and had third-party secured debt totaling $26.5 million.

     In June 1998, we completed a transaction in which Camden USA, Inc. and TMT-Nevada, LLC, a wholly-owned subsidiary of a private pension fund, formed Sierra-Nevada Multifamily Investments, LLC (“Sierra-Nevada”). We entered into this transaction to reduce our market risk in the Las Vegas area. In this transaction, we transferred to Sierra-Nevada 19 apartment communities containing 5,119 apartment homes for an aggregate of $248 million. TMT-Nevada holds an 80% interest in Sierra-Nevada and Camden USA, Inc. holds the remaining 20% interest. At December 31, 2004, Sierra-Nevada owned 16 apartment communities with 4,227 apartment homes, had total assets of $177.5 million and secured debt totaling $155.0 million.

     In April 1998, we acquired, through one of our wholly-owned subsidiaries, a 50% interest in Denver West Apartments, LLC, which owns Camden Denver West, a 320 apartment home community located in Denver, Colorado. The remaining 50% interest is owned by a private investor.

     The joint ventures discussed above are all accounted for under the equity method. The joint ventures in which we have an interest have been funded with secured, third-party debt. We are not committed to any additional funding on third-party debt in relation to our joint ventures. Management believes that none of the investments in joint ventures qualify for consolidation as a variable interest entity. These joint ventures are accounted for under the equity method as we exercise significant influence. See discussion of principles of consolidation in Note 2.

7. Third-Party Construction Services

     At December 31, 2004, we were under contract on third-party construction projects ranging from $0.4 million to $19.3 million. We earn fees on these projects ranging from 3% to 12% of the total contracted construction cost, which we recognize as earned. Fees earned from third-party construction projects totaled $3.8 million, $2.7 million and $2.7 million for the years ended December 31, 2004, 2003 and 2002, respectively, and are included in fee and asset management revenues in our consolidated statements of operations.

     During 2004, we recorded cost overruns of $1.0 million, compared with $2.0 million for 2003, on fixed fee projects, which represented the estimate of our remaining costs to complete the projects. These cost overruns are first applied against revenues earned on the project during the period and any excess are included in fee and asset management expenses in our consolidated statements of operations.

8. Notes Receivable

     We have a mezzanine financing program under which we provided secured financing to owners of real estate properties. We had $44.5 million and $41.4 million in secured notes receivable outstanding as of December 31, 2004 and 2003, respectively. These notes, which mature through 2008, accrue interest at rates ranging from 6% to 16%, which was recognized as earned.

     The following is a summary of our notes receivable under this program excluding notes receivable from affiliates:

($ in millions)

			Apartment	December 31,
Location	Property Type (s)	Status	Homes	2004	2003
Dallas/Fort Worth, Texas	Multifamily	Stabilized	1,314	$17.9	$11.4
Las Vegas, Nevada	Multifamily	Stabilized/Development	560	7.9	7.4
Reno, Nevada	Multifamily	Stabilized	—	—	5.4
Tampa, Florida	Multifamily	Stabilized	370	5.0	—
Houston, Texas	Multifamily/Commercial	Predevelopment/Development	—	4.7	4.7
San Jose, California	Multifamily	Stabilized	—	—	3.6
Denver, Colorado	Multifamily	Stabilized	279	3.5	3.5
Atlanta, Georgia	Multifamily	Stabilized	360	3.0	3.0
Austin, Texas	Multifamily	Stabilized	296	2.5	2.4

	Total		3,179	$44.5	$41.4

     We have reviewed the terms and conditions underlying each note and management believes that none of these notes qualify for consolidation. Management believes that these notes are collectable, and no impairment existed at December 31, 2004.

     In December 2003, in connection with a joint venture transaction discussed in Note 6, we provided mezzanine financing to the joint venture, in which we own a 20% interest. As of December 31, 2004, and 2003 the balance of the note receivable totaled $10.4 million, and $9.0 million, respectively. This note accrues interest at 14% per year and will mature in 2006.

     In December 2004, two loans totaling $9.3 million were repaid. These loans had rates from 13% to 16%. In connection with these repayments, we recognized $2.0 million in prepayment penalties which are included in other revenues in our Consolidated Statements of Operations.

9. Notes Payable

     The following is a summary of our indebtedness:

	December 31,
(In millions)	2004	2003
Unsecured line of credit and short-term borrowings	$56.0	$47.0

Senior unsecured notes
$200.0 million 7.14% Notes, due 2004	—	199.9
$50.0 million 7.11% Notes, due 2006	49.9	49.9
$75.0 million 7.16% Notes, due 2006	74.8	74.7
$50.0 million 7.28% Notes, due 2006	50.0	49.9
$150.0 million 5.98% Notes, due 2007	149.6	149.5
$100.0 million 4.74% Notes, due 2009	99.9	—
$250.0 million 4.39% Notes, due 2010	249.9	—
$100.0 million 6.77% Notes, due 2010	99.9	99.9
$150.0 million 7.69% Notes, due 2011	149.5	149.5
$200.0 million 5.93% Notes, due 2012	199.3	199.2
$200.0 million 5.45% Notes, due 2013	198.9	198.9

	1,321.7	1,171.4
Medium-term notes
$5.0 million 6.88% Notes, due 2004	—	5.0
$25.0 million 7.17% Notes, due 2004	—	25.0
$15.0 million 7.63% Notes, due 2009	15.0	15.0
$14.5 million 6.79% Notes, due 2010	14.5	14.5

	29.5	59.5

Total unsecured notes	1,407.2	1,277.9

Secured notes
7.10% - 8.50% Conventional Mortgage Notes, due 2006– 2009	71.7	133.2
1.81% - 7.29% Tax-exempt Mortgage Notes, due 2025 - 2032	97.5	98.6

	169.2	231.8

Total notes payable	$1,576.4	$1,509.7

Floating rate debt included in unsecured line of credit (2.44% - 2.94%)	$56.0	$47.0
Floating rate tax-exempt debt included in secured notes (1.81% - 4.72%)	90.8	77.6
Net book value of real estate assets subject to secured notes	273.0	347.3

     At December 31, 2004, we had a $500 million unsecured line of credit. Subsequent to year end, we entered into a new credit agreement which increased our credit facility to $600 million, with the ability to further increase it up to $750 million. This $600 million unsecured line of credit matures in January 2008. The scheduled interest rate is based on spreads over LIBOR or Prime. The scheduled interest rate spreads are subject to change as our credit ratings change. Advances under the line of credit may be priced at the scheduled rates, or we may enter into bid rate loans with participating banks at rates below the scheduled rates. These bid rate loans have terms of six months or less and may not exceed the lesser of $300 million or the remaining amount available under the line of credit. The line of credit provides us with additional liquidity to pursue development and acquisition opportunities, as well as, lower our overall cost of funds. The line of credit is subject to customary financial covenants and limitations, all of which we were in compliance with at December 31, 2004.

     Our line of credit provides us with the ability to issue up to $100 million in letters of credit. While our issuance of letters of credit does not increase our borrowings outstanding under our line, it does reduce the amount available to us. At December 31, 2004, we had outstanding letters of credit totaling $14.3 million, and had $429.7 million available under our then existing $500 million unsecured line of credit.

     The following table summarizes our unsecured notes payable issued during 2004 from our $1.1 billion universal shelf:

						Proceeds,
	Month of		Coupon	Maturity	Interest	Net of
Type and Amount	Issuance	Terms	Rate	Date	Paid	Discount
$100.0 million senior unsecured notes	7/04	Interest only	4.70%	7/15/09	January 15 and July 15	$99.8 million
$250.0 million senior unsecured notes	12/04	Interest only	4.375%	1/15/10	January 15 and July 15	$249.9 million

     We may redeem the notes at any time at a redemption price equal to the principal amount and accrued interest, plus a make-whole provision. The notes are direct, senior unsecured obligations and rank equally with all other unsecured and unsubordinated indebtedness. We used the net proceeds to reduce indebtedness outstanding under our unsecured line of credit.

     During 2004, we paid off $30.0 million of maturing medium-term notes. These notes had interest rates ranging from 6.9% to 7.2%. We also paid off $200.0 million of maturing unsecured notes payable, which had an interest rate of 7.1%. Additionally, we repaid six conventional mortgage notes totaling $58.2 million which had a weighted average interest rate of 7.3%. We repaid all notes payable using proceeds available under our unsecured line of credit.

     At December 31, 2004, $535.5 million was available for future issuance in debt securities, preferred shares, common shares or warrants from our $1.1 billion universal shelf. We have significant unencumbered real estate assets which could be sold or used as collateral for financing purposes should other sources of capital not be available.

     At December 31, 2004 and 2003, the weighted average interest rate on our floating rate debt, which includes our unsecured line of credit, was 2.5% and 2.2%, respectively.

     Our indebtedness, excluding our unsecured line of credit, had a weighted average maturity of 6.5 years. Scheduled repayments on outstanding debt, including our line of credit, and the weighted average interest rate on maturing debt at December 31, 2004 are as follows:

(In millions)

		Weighted Average
Year	Amount	Interest Rate
2005	$2.8	—%
2006	209.8	7.3
2007	164.9	6.1
2008	73.4	3.9
2009	119.8	5.3
2010 and thereafter	1,005.7	5.5

Total	$1,576.4	5.7%

10. Incentive and Benefit Plans

     Incentive Plan. During 2002, our Board of Trust Managers adopted, and our shareholders approved, the 2002 Share Incentive Plan of Camden Property Trust (the “2002 Share Plan”). Under the 2002 Share Plan, we may issue up to 10% of the total of (i) the number of our common shares outstanding as of the plan date, February 5, 2002, plus (ii) the number of our common shares reserved for issuance upon conversion of securities convertible into or exchangeable for our common shares, plus (iii) the number of our common shares held as treasury shares. Compensation awards that can be granted under the 2002 Share Plan include various forms of incentive awards, including incentive share options, non-qualified share options and share awards. The class of eligible persons that can receive grants of incentive awards under the 2002 Share Plan consists of key employees, consultants and non-employee trust managers as determined by the compensation committee of our Board of Trust Managers. The 2002 Share Plan does not have a termination date; however, no incentive share options will be granted under this plan after February 5, 2012.

     We also have a non-compensatory option plan (the “1993 Share Plan”) that was amended in 2000 by our shareholders and Board of Trust Managers. The terms and conditions of the 1993 Share Plan are very similar to the 2002 Share Plan, except that no incentive awards were able to be granted under the 1993 Share Plan after May 27, 2003. As the terms and conditions of the 1993 Share Plan and the 2002 Share Plan are similar, when the term “plan” is used in the following discussion, we are referring to the plan from which the incentive award was granted.

     Following are summaries of the activity of the 1993 Share Plan and the 2002 Share Plan for the three years ended December 31, 2004:

	Options and Share awards
		Weighted		Weighted		Weighted
		Average		Average		Average
1993 Share Plan	2004	2004 Price	2003	2003 Price	2002	2002 Price
Balance at January 1	3,055,467	$30.46	3,939,200	$30.96	3,292,816	$29.21

Options
Granted	—	—	517,000	31.48	510,000	34.59
Exercised	(776,032)	34.75	(1,232,711)	30.45	(142,813)	28.15
Forfeited	(63,981)	30.32	(111,164)	33.16	(333)	24.88

Net options	(840,013)		(826,875)		366,854

Share awards
Granted	—	—	1,071	35.54	294,555	35.07
Forfeited	(13,539)	32.54	(57,929)	32.47	(15,025)	31.15

Net share awards	(13,539)		(56,858)		279,530

Balance at December 31	2,201,915	$31.57	3,055,467	$30.46	3,939,200	$30.96

Exercisable options at December 31	182,690	$32.78	876,031	$33.65	2,017,495	$31.32
Vested share awards at December 31	1,121,611	$28.01	1,021,349	$27.66	880,440	$27.12

	Shares
	Available for
	Issuance	Options and Share awards
			Weighted		Weighted		Weighted
			Average		Average		Average
2002 Share Plan	2004	2004	2004 Price	2003	2003 Price	2002	2002 Price
Balance at January 1	4,490,250	616,800	$35.96	593,455	$36.87	—	$—
Current year share adjustment (a)	(39,401)

Options
Granted	(412,500)	412,500	42.88	—	—	612,486	36.87
Exercised	—	(129,904)	36.87	(33,876)	36.87	—	—
Forfeited	77,987	(77,987)	37.68	(72,966)	36.87	(19,031)	36.87

Net options	(334,513)	204,609		(106,842)		593,455

Share awards
Granted	(238,395)	238,395	44.24	147,258	32.44	—	—
Forfeited	17,181	(17,181)	37.30	(17,071)	31.55	—	—

Net share awards	(221,214)	221,214		130,187		—

Balance at December 31	3,895,122	1,042,623	$40.33	616,800	$35.96	593,455	$36.87

Exercisable options at December 31		403,362	$40.77	147,095	$36.87	—	$—
Vested share awards at December 31		41,702	$33.95	8,754	$31.53	—	$—

(a)	Current year share adjustment reflects the adjustment to shares available for grant to include share awards granted in connection with options exercised.

     Options. Options are exercisable, subject to the terms and conditions of the plan, in increments of 33.33% per year on each of the first three anniversaries of the date of grant. The plan provides that the exercise price of an option will be determined by the compensation committee of the Board of Trust Managers on the day of grant, and to date all options have been granted at an exercise price that equals the fair market value on the date of grant. Options exercised during 2004 were exercised at prices ranging from $21.38 to $44.00 per share. At December 31, 2004, options outstanding were at exercise prices ranging from $24.88 to $44.00 per share and had a weighted average remaining contractual life of 7.7 years.

     The following is a detail of outstanding options at December 31, 2004:

	Total Options		Vested Options
Option		Weighted		Weighted	Remaining
Price	Outstanding	Average Price	Outstanding	Average Price	Contractual Life
$24.88-$34.59	585,400	$32.21	154,744	$31.68	7.3 years
$36.87-$41.91	396,936	37.91	259,814	38.45	6.8 years
$42.90–$44.00	573,494	43.22	171,494	43.97	8.6 years

Total options	1,555,830	$37.72	586,052	$38.28	7.7 years

     In 1998, in connection with the merger with Oasis Residential, Inc., we assumed the Oasis stock incentive plans. We converted all unexercised Oasis stock options issued under the former Oasis stock incentive plans into options to purchase Camden common shares. All of the Oasis options became fully vested upon conversion and have a weighted average remaining contractual life of 1.9 years. As of December 31, 2004, there were 5,695 Oasis options outstanding, which are exercisable at prices ranging from $29.48 to $30.80 per share.

     Share awards. Share awards have vesting periods of up to ten years. The compensation cost for share awards is based on the market value of the shares on the date of grant. Share awards granted to non-employee trust managers have been awarded for their services as trust managers, and therefore, are accounted for on the same basis as all share awards.

     Employee Stock Purchase Plan. We have established an ESPP for all active employees, officers, and trust managers who have completed one year of continuous service. Participants may elect to purchase Camden common shares through payroll or trust manager fee deductions and/or through quarterly contributions. At the end of each six-month offering period, each participant’s account balance is applied to acquire common shares on the open market at 85% of the market value, as defined, on the first or last day of the offering period, whichever price is lower. Each participant must hold the shares purchased for nine months in order to receive the discount, and a participant may not purchase more than $25,000 in value of shares during any plan year, as defined. In connection with our adoption of SFAS No. 148, we recognize compensation expense for the difference in price paid by employees and the fair market value of our shares at the date of purchase. We expensed $0.2 million related to ESPP purchases during 2004. There were 20,126, 26,668 and 24,382 shares purchased under the ESPP during 2004, 2003 and 2002, respectively. The weighted average fair value of ESPP shares purchased in 2004, 2003 and 2002 was $47.88, $34.49 and $35.12 per share, respectively. In January 2005, 8,068 shares were purchased under the ESPP related to the 2004 plan year.

     Rabbi Trust. We have established a rabbi trust in which share awards granted to participants under the share incentive plan and salary and other cash amounts earned may be deposited. The rabbi trust is an irrevocable trust and no portion of the trust fund may be used for any purpose other than the delivery of those assets to the participants. The assets held in the rabbi trust are subject to the claims of the Company’s general creditors in the event of bankruptcy or insolvency.

     We follow the provisions of EITF 97-14 “Accounting for Deferred Compensation Arrangements Where the Amounts Are Held in a Rabbi Trust and Invested” regarding the accounting for the rabbi trust. As such, as required by EITF 97-14, the assets of the rabbi trust are consolidated into our financial statements. Granted share awards held by the rabbi trust are classified in equity in a manner similar to the manner in which treasury stock is accounted. Subsequent changes in the fair value of the shares are not recognized. The deferred compensation obligation is classified as an equity instrument and changes in the fair value of the amount owed to the participant are not recognized. At December 31, 2004 and 2003, approximately 2.1 million and 1.8 million share awards, respectively, were held in the rabbi trust. Additionally, as of December 31, 2004 and 2003, the rabbi trust was holding trading securities totaling $42.7 million and $28.8 million, respectively, which represents cash deferrals made by plan participants. Market value fluctuations on these trading securities are recognized in income in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and the fair value of the liability due to participants is adjusted accordingly.

     At December 31, 2004 and 2003, $31.2 million and $25.3 million, respectively, was required to be paid to us by plan participants upon the withdrawal of any assets from the trust, and is included in “Accounts receivable-affiliates” in our consolidated financial statements.

     401(k) Savings Plan. We have a 401(k) savings plan, which is a voluntary defined contribution plan. Under the savings plan, every employee is eligible to participate beginning on the earlier of January 1 or July 1 following the date the employee has completed six months of continuous service with us. Each participant may make contributions to the savings plan by means of a pre-tax salary deferral, which may not be less than 1% nor more than 60% of the participant’s compensation. The federal tax code limits the annual amount of salary deferrals that may be made by any participant. We may make matching contributions on the participant’s behalf up to a predetermined limit. The matching contributions made for the years ended December 31, 2004, 2003 and 2002 were $810,000, $775,000 and $785,000, respectively. A participant’s salary deferral contribution will always be 100% vested and nonforfeitable. A participant will become vested in our matching contributions 33.33% after one year of service, 66.67% after two years of service and 100% after three years of service. Administrative expenses under the savings plan were not material.

11. Securities Repurchase Program

     In 1998, we began repurchasing our common equity securities under a program approved by our Board of Trust Managers. To date, the Board has authorized us to repurchase or redeem up to $250 million of our securities through open market purchases and private transactions. At December 31, 2004, we had repurchased approximately 8.8 million common shares and redeemed approximately 106,000 common units for a total cost of $243.6 million. No common shares or units were repurchased under this program during 2004 and 2003.

12. Townhome Sales

     We constructed 17 for-sale townhomes in the downtown Dallas area at a total cost of approximately $5.5 million. During 2002, we sold eight units, at a total sales price of approximately $2.5 million. During 2003, we sold the four remaining units at a total sales price of approximately $1.3 million. The proceeds received from these townhome sales are included in other revenues in our consolidated statements of operations. Other expenses in our consolidated statements of operations represent the construction costs and marketing expenses associated with the townhomes.

13. Related Party Transactions

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

     We perform property management services for properties owned by joint ventures in which we own an interest. Management fees earned on these properties amounted to $2.2 million, $1.5 million and $1.4 million for the years ended December 31, 2004, 2003, and 2002, respectively.

     In 1999 and 2000, our Board of Trust Managers approved a plan that permitted six of our then current senior executive officers to complete the purchase of $23.0 million of our common shares in open market transactions. The purchases were funded with unsecured full recourse personal loans made to each of the executives by a third-party lender. The loans mature beginning in the fourth quarter of 2004, bear interest at market rates and require interest to be paid quarterly. To facilitate the employee share purchase transactions, we entered into a guaranty agreement with the lender for payment of all indebtedness, fees and liabilities of the officers to the lender. Simultaneously, we entered into a reimbursement agreement to reimburse us, should any amounts ever be paid by us pursuant to the terms of the guaranty agreement. The reimbursement agreements require the executives to pay interest from the date any amounts are paid by us, until repayment by the officer. As of December 31, 2004, $4.3 million of these unsecured full recourse loans were outstanding. The remaining outstanding loans are scheduled to mature during the first quarter of 2005. We have not had to perform under the guaranty agreement.

14. Fair Value of Financial Instruments

     SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosure about fair value for all financial instruments, whether or not recognized, for financial statement purposes. Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2004 and 2003. Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we could obtain on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     As of December 31, 2004 and 2003, management estimated that the carrying value of cash and cash equivalents, accounts receivable, notes receivable, investments and liabilities under deferred compensation plans, accounts payable, accrued expenses and other liabilities and distributions payable were at amounts that reasonably approximated their fair value.

     Estimates of fair value of our notes payable are based upon interest rates available for the issuance of debt with similar terms and remaining maturities. As of December 31, 2004, the outstanding balance of fixed rate notes payable of $1,429.6 million had a fair value of $1,502.8 million. As of December 31, 2003, the outstanding balance of fixed rate notes payable of $1,385.1 million had a fair value of $1,492.9 million. The floating rate notes payable balance at December 31, 2004 and 2003 approximated fair value.

15. Net Change in Operating Accounts

     The effect of changes in the operating accounts on cash flows from operating activities is as follows:

(In thousands)

	Year Ended December 31,
	2004	2003	2002
Decrease (increase) in assets:
Accounts receivable — affiliates	$456	$(33)	$64
Other assets, net	(8,286)	1,280	(6,624)

Increase (decrease) in liabilities:
Accounts payable	5,653	(10,031)	21,638
Accrued real estate taxes	130	906	(1,695)
Accrued expenses and other liabilities	10,091	13,442	14,560

Change in operating accounts	$8,044	$5,564	$27,943

16. Commitments and Contingencies

     Construction Contracts. As of December 31, 2004, we were obligated for approximately $21.3 million of additional expenditures on our two wholly-owned projects currently under development (a substantial amount of which we expect to be funded with our unsecured line of credit).

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

     With any acquisition, we plan for and undertake renovations needed to correct deferred maintenance, life/safety and Fair Housing matters. On January 30, 2001, a consent decree was ordered and executed in the above Justice Department action. Under the terms of the decree, we were ordered to make certain retrofits and implement certain educational programs and Fair Housing advertising. These changes are to take place by July 31, 2006. The costs associated with complying with the decree have been accrued for and are not material to our consolidated financial statements.

     We are subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. While the resolution of these matters cannot be predicted with certainty, management believes that the final outcome of such matters will not have a material adverse effect on our consolidated financial statements.

     On October 6, 2004, a purported class action complaint was filed in the General Court of Justice, Superior Court Division, of the State of North Carolina, County of Mecklenburg, by an alleged Summit stockholder. This complaint names as defendants Camden, Summit and each member of the board of directors of Summit and principally alleges that the merger and the acts of the Summit directors constitute a breach of the Summit defendants’ fiduciary duties to Summit stockholders. The plaintiff in the lawsuit seeks, among other things (1) a declaration that each defendant has committed or aided and abetted a breach of fiduciary duty to the Summit stockholders, (2) to preliminarily and permanently enjoin the Merger, (3) to rescind the Merger in the event that it is consummated, (4) an order to permit a stockholders’ committee to ensure an unspecified “fair procedure, adequate procedural safe-guards and independent input by plaintiff” in connection with any transaction for Summit shares, (5) unspecified compensatory damages and (6) attorneys’ fees. On November, 3, 2004, Camden removed the lawsuit to the United States District Court for the Western District of North Carolina, Charlotte Division, and filed an Answer and Counterclaim for declaratory judgment denying the plaintiff’s allegations of wrongdoing. Management believes that the final outcome of such matters will not have a material adverse effect on our consolidated financial statements.

     In the ordinary course of our business, we issue letters of intent indicating a willingness to negotiate for acquisitions, dispositions or joint ventures. Such letters of intent are non-binding, and neither party to the letter of intent is obligated to pursue negotiations unless and until a definitive contract is entered into by the parties. Even if definitive contracts are entered into, the letters of intent relating to the purchase and sale of real property and resulting contracts generally contemplate that such contracts will provide the purchaser with time to evaluate the property and conduct due diligence, during which periods the purchaser will have the ability to terminate the contracts without penalty or forfeiture of any deposit or earnest money. There can be no assurance that definitive contracts will be entered into with respect to any matter covered by letters of intent or that we will consummate any transaction contemplated by any definitive contract. Furthermore, due diligence periods for real property are frequently extended as needed. An acquisition or sale of real property becomes probable at the time that the due diligence period expires and the definitive contract has not been terminated. We are then at risk under a real property acquisition contract, but only to the extent of any earnest money deposits associated with the contract, and are obligated to sell under a real property sales contract.

     We are currently in the due diligence period for certain acquisitions and dispositions. No assurance can be made that we will be able to complete the negotiations or become satisfied with the outcome of the due diligence.

     Lease Commitments. At December 31, 2004, we had long-term operating leases covering certain land, office facilities and equipment. Rental expense totaled $2.2 million in 2004, $2.0 million in 2003 and $1.9 million in 2002. Minimum annual rental commitments for the years ending December 31, 2005 through 2009 are $2.1 million, $1.8 million, $1.7 million, $1.2 million and $0.3 million, respectively, and $4.0 million in the aggregate thereafter.

     Employment Agreements. At December 31, 2004, we had employment agreements with six of our senior officers, the terms of which expire at various times through August 20, 2005. Such agreements provide for minimum salary levels, as well as, various incentive compensation arrangements, which are payable based on the attainment of specific goals. The agreements also provide for severance payments plus a gross-up payment if certain situations occur, such as termination without cause or a change of control. In the case of four of the agreements, the severance payment equals one times the respective current salary base in the case of termination without cause and 2.99 times the respective average annual compensation over the previous three fiscal years in the case of change of control. In the case of the other two agreements, the severance payment generally equals 2.99 times the respective average annual compensation over the previous three fiscal years in connection with, among other things, a termination without cause or a change of control, and the officer would be entitled to receive continuation and vesting of certain benefits in the case of such termination.

17. Quarterly Financial Data (unaudited)

     Summarized quarterly financial data for the years ended December 31, 2004 and 2003 is as follows:

(In thousands, except per share amounts)

	First	Second	Third	Fourth		Total
2004:
Revenues	$108,359	$106,033	$106,870	$109,969		$431,231
Net income	9,388	7,654	5,807	18,492	(a)	41,341
Net income per share — basic	0.23	0.19	0.14	0.44	(a)	1.00
Net income per share — diluted	0.22	0.18	0.14	0.43	(a)	0.98

2003:
Revenues	$98,393	$100,426	$102,284	$105,514		$406,617
Net income	8,334	5,908	5,938	9,250		29,430
Net income per share — basic	0.21	0.15	0.15	0.23		0.75
Net income per share — diluted	0.20	0.14	0.14	0.22		0.71

(a)	Includes an $8,368, or $0.20 basic and diluted per share, impact related to the gain on sale of discontinued operations.

18. Price Range of Common Shares (unaudited)

     The high and low sales prices per share of our common shares, as reported on the New York Stock Exchange composite tape, and distributions per share declared for the quarters indicated are as follows:

	High	Low	Distributions
2004 Quarters:
First	$45.35	$41.37	$0.635
Second	46.71	40.04	0.635
Third	47.75	44.33	0.635
Fourth	51.00	44.20	0.635

2003 Quarters:
First	$33.99	$30.70	$0.635
Second	36.14	32.93	0.635
Third	38.99	34.88	0.635
Fourth	44.30	38.73	0.635

19. Subsequent Events (unaudited)

     On February 28, 2005, Summit Properties, Inc. (“Summit”) was merged with and into Camden Summit Inc, one of our wholly-owned subsidiaries (“Camden Summit”), pursuant to an Agreement and Plan of Merger dated as of October 4, 2004 (the “Merger Agreement”), as amended. Prior to the effective time of the merger, Summit was the sole general partner of Summit Properties Partnership, L.P. (the “Camden Summit Partnership”), and at the effective time, Camden Summit became the sole general partner of the Camden Summit Partnership. As of December 31, 2004, Summit owned or held an ownership interest in 48 communities comprised of 15,002 apartment homes with an additional 1,834 apartment homes under construction in five new communities.

     Under the terms of the Merger Agreement, Summit stockholders had the right to elect, on a share-by-share basis, to receive either $31.20 in cash or 0.6687 of a Camden common share at the closing of the merger. These elections were subject to reallocation so that the aggregate amount of cash issued in the merger to Summit’s stockholders equaled approximately $436.3 million. In the merger, we issued approximately 11.8 million common shares to Summit stockholders. The limited partners in the Camden Summit Partnership were offered, on a unit-by-unit basis, the opportunity to redeem their partnership units for $31.20 in cash per unit or to remain in the Camden Summit Partnership following the merger at a unit valuation equal to 0.6687 of a Camden common share. The limited partner elections resulted in our redeeming 0.7 million partnership units for cash, for an aggregate of $21.7 million, and issuing 1.8 million partnership units.

CAMDEN PROPERTY TRUST
COMPARATIVE SUMMARY OF SELECTED FINANCIAL AND PROPERTY DATA

(In thousands, except per share amounts)

	Year Ended December 31,
	2004	2003	2002	2001	2000
Revenues
Rental revenues	$376,148	$361,166	$357,749	$358,990	$349,727
Other property revenues	33,959	32,490	29,887	28,157	25,826

Total property revenues	410,107	393,656	387,636	387,147	375,553
Fee and asset management	9,187	7,276	6,264	7,745	6,537
Other revenues	11,937	5,685	8,214	9,117	5,823

Total revenues	431,231	406,617	402,114	404,009	387,913
Expenses
Property operating and maintenance	124,040	115,996	105,990	100,940	98,359
Real estate taxes	44,747	42,957	40,359	39,227	37,596

Total property expenses	168,787	158,953	146,349	140,167	135,955
Property management	11,924	10,154	10,027	9,510	9,358
Fee and asset management	3,856	3,908	2,499	2,016	1,370
General and administrative	18,536	16,231	14,439	12,521	13,706
Impairment provision for technology investments	—	—	—	9,864	—
Other expenses	—	1,389	2,790	1,511	—
Losses related to early retirement of debt	—	—	234	388	—
Interest	79,214	75,414	71,499	69,712	68,000
Depreciation	103,528	102,040	97,305	95,997	91,761
Amortization of deferred financing costs	2,697	2,634	2,165	1,591	1,340

Total expenses	388,542	370,723	347,307	343,277	321,490

Income from continuing operations before gain on sale of properties, including land, impairment loss on land held for sale, equity in income of joint ventures and minority interests	42,689	35,894	54,807	60,732	66,423
Gain on sale of properties, including land	2,625	2,590	359	2,372	18,323
Impairment loss on land held for sale	(1,143)	—	—	—	—
Equity in income of joint ventures	356	3,200	366	8,527	765
Income allocated to minority interests
Distributions on perpetual preferred units	(10,461)	(12,747)	(12,872)	(12,872)	(12,845)
Original issuance costs of redeemed perpetual preferred units	(745)	—	—	—	—
Income allocated to common units	(2,765)	(2,096)	(1,656)	(2,926)	(2,264)

Income from continuing operations	30,556	26,841	41,004	55,833	70,402
Income from discontinued operations	3,912	2,730	4,560	5,660	4,219
Gain on sale of discontinued operations	8,368	—	29,199	—	—
Income from discontinued operations, including gain, allocated to common units	(1,495)	(141)	(151)	(201)	(197)

Net income	41,341	29,430	74,612	61,292	74,424
Preferred share dividends	—	—	—	(2,545)	(9,371)

Net income available to common shareholders	$41,341	$29,430	$74,612	$58,747	$65,053

Earnings per share – basic
Income from continuing operations	$0.74	$0.68	$1.01	$1.34	$1.60
Income from discontinued operations, including gain on sale	0.26	0.07	0.83	0.14	0.11

Net income available to common shareholders	$1.00	$0.75	$1.84	$1.48	$1.71

Earnings per share – diluted
Income from continuing operations	$0.72	$0.65	$0.97	$1.28	$1.53
Income from discontinued operations, including gain on sale	0.26	0.06	0.76	0.13	0.10

Net income available to common shareholders	$0.98	$0.71	$1.73	$1.41	$1.63

Distributions declared per common share	$2.54	$2.54	$2.54	$2.44	$2.25

Weighted average number of common shares outstanding	41,430	39,355	40,441	39,796	38,112

Weighted average number of common and common dilutive equivalent shares outstanding	42,426	41,354	44,216	41,603	41,388

CAMDEN PROPERTY TRUST
COMPARATIVE SUMMARY OF SELECTED FINANCIAL AND PROPERTY DATA (CONTINUED)

(In thousands, except property data)

	Year Ended December 31,
	2004	2003	2002	2001	2000
Balance Sheet Data (at end of year)
Real estate assets	$3,159,077	$3,099,856	$3,035,970	$2,823,530	$2,719,234
Accumulated depreciation	(688,333)	(601,688)	(498,776)	(422,154)	(326,723)
Total assets	2,629,364	2,625,561	2,608,899	2,449,665	2,430,881
Notes payable	1,576,405	1,509,677	1,427,016	1,207,047	1,138,117
Minority interests	159,567	196,385	200,729	206,079	210,377
Convertible subordinated debentures	—	—	—	—	1,950
Shareholders’ equity	$738,515	$784,885	$839,453	$918,251	$974,183

Common shares outstanding	39,982	39,658	39,214	40,799	38,129

Other Data
Cash flows provided by (used in):
Operating activities	$160,037	$140,810	$184,808	$180,280	$166,436
Investing activities	(68,930)	(91,947)	(220,766)	(103,689)	(15,751)
Financing activities	(92,211)	(45,911)	33,184	(78,348)	(151,266)
Funds from operations – diluted (a)	143,669	135,699	150,443	159,719	159,070

Property Data
Number of operating properties (at end of year)
Included in continuing operations	142	141	140	140	140
Included in discontinued operations	2	3	3	5	5

Number of operating apartment homes (at end of year)
Included in continuing operations	50,570	49,906	49,352	49,037	49,028
Included in discontinued operations	886	1,438	1,438	2,308	2,308

Number of operating apartment homes (weighted average) (b)
Included in continuing operations	45,683	44,985	44,287	43,180	44,193
Included in discontinued operations	1,208	1,397	2,464	2,308	2,308

Weighted average monthly total property revenue per apartment home	$748	$729	$729	$730	$708

Properties under development (at end of period)	3	2	4	2	3

(a)	Management considers FFO to be an appropriate measure of performance of an equity REIT. The National Association of Real Estate Investment Trusts currently defines FFO as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from depreciable operating property sales, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Our definition of diluted FFO also assumes conversion of all dilutive convertible securities, including minority interests, which are convertible into common shares. We consider FFO to be a an appropriate supplemental measure of operating performance because, by excluding gains or losses on dispositions of operating properties and excluding depreciation, FFO can help one compare the operating performance of a company’s real estate between periods or as compared to different companies.

(b)	Excludes apartment homes owned in joint ventures.